St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St. Jude
RESOURCES LTD.

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

[redacted]

05013403

November 29, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

SEC MAIL PROCESSING RECEIVED
DEC 19 2005
WASH. D.C. 185 SECTION

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014
Special Meeting of Shareholders

To update the records of the above, please find enclosed copies of the following materials:

- Notice of Special Meeting / Information Circular
- Proxy Form (Class "A" securities - marked VOID)
- Proxy Form (Warrant/Option Holders - marked VOID)
- Letter of Transmittal

Should you require anything further, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for MICHAEL A. TERRELL,
President

/mjh
enclosures

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

12/21

A detailed description of the transactions described in this Letter of Transmittal is contained in the management information circular of St. Jude Resources Ltd. dated November 18, 2005 (the "Circular") mailed to securityholders of St. Jude Resources Ltd. in connection with the special meeting of securityholders of St. Jude Resources Ltd. that is scheduled to be held on December 15, 2005. You may obtain a copy of the Circular from www.sedar.com. You may also request a paper copy free of charge by contacting CIBC Mellon Trust Company at the address or telephone numbers set out on the last page of this Letter of Transmittal.

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. CIBC Mellon Trust Company (see the last page for address and telephone number) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL
for registered holders of Class A common shares and warrants to purchase Class A common shares of

ST. JUDE RESOURCES LTD.
(the "Company")

This Letter of Transmittal is for use by registered holders of Class A common shares ("Common Shares") and warrants to purchase Class A common shares ("Warrants", and collectively with the Common Shares, the "Securities") of the Company in connection with the proposed arrangement (the "Arrangement") involving the Company and Golden Star Resources Ltd. ("Golden Star"), that is being submitted for approval at the special meeting of holders of Common Shares ("Shareholders"), holders of Warrants ("Warrantholders", and collectively with the Shareholders, the "Securityholders") and holders of options to purchase Common Shares to be held on December 15, 2005 (the "Meeting"), whereby, among other things, Golden Star proposes to acquire all of the outstanding Common Shares and Warrants in exchange for common shares of Golden Star ("Golden Star Common Shares") and warrants of Golden Star ("Golden Star Warrants"), respectively. Shareholders will receive 0.72 of a Golden Star Common Share for every Common Share held, and Warrantholders will receive one Golden Star Warrant for every Warrant held entitling the holder to purchase a proportionate number of Golden Star Common Shares at a proportionate price (based on the exchange ratio of 0.72 of a Golden Star Common Share for each Common Share). Where the exchange results in a fractional share or warrants exercisable to purchase a fractional share, no fractional Golden Star Common Shares will be issued, with each fractional Golden Star Common Share, including any fractional Golden Star Common Shares issuable upon the exercise of Golden Star Warrants, being rounded down to the nearest whole Golden Star Common Share. Securityholders are referred to the Circular which contains important details with respect to the Arrangement. Securityholders are encouraged to carefully review the Circular in its entirety.

As soon as reasonably practicable after the later of the effective date of the Arrangement (the "Effective Date") and the delivery to CIBC Mellon Trust Company ("CIBC Mellon" or the "Depositary") of a duly completed Letter of Transmittal, certificate(s) representing the Securities (the "Certificates") and any other documents required by CIBC Mellon, the Company or Golden Star, a Securityholder who has properly completed and delivered this Letter of Transmittal and delivered the Certificates and any other required documents will be entitled to receive, as consideration for their Common Shares and Warrants, Golden Star Common Shares and Golden Star Warrants, as the case may be, on the basis set forth in the Circular.

To ensure timely delivery of the certificate(s) representing the Golden Star Common Shares and Golden Star Warrants (collectively the "Golden Star Certificates") that a Securityholder is entitled to under the Arrangement, it is recommended that this Letter of Transmittal, properly completed and signed, together with the Certificates and any other required documentation be delivered by mail, hand or courier to CIBC

Mellon at the address set forth on the last page of this Letter of Transmittal on or before 5:00 p.m. (Vancouver time) on the second business day preceding the Meeting (the "Deposit Date"), which will be December 13, 2005 unless the Meeting is postponed or adjourned. **Securityholders who do not deliver a properly completed and signed Letter of Transmittal, the Certificates and all other required documentation to CIBC Mellon will not receive the Golden Star Certificate(s) to which they are otherwise entitled, unless and until such documentation is provided.**

Whether or not Securityholders deliver this Letter of Transmittal, the Certificates and all other required documentation to CIBC Mellon, as of the Effective Date all Securityholders will cease to be Securityholders of the Company and will only be entitled to receive the Golden Star Certificates to which they are entitled under the Arrangement or, in the case of Shareholders who properly exercise dissent rights (as described in the Circular) in respect of their Common Shares, the right to receive fair value for their Common Shares in accordance with the dissent procedures. However, if any Securityholder fails to deliver this Letter of Transmittal, the Certificates for Common Shares or Warrants, as applicable, and all other required documentation to CIBC Mellon on or before the sixth anniversary of the Effective Date (which is currently expected to be December 21, 2005), such Securityholder will be deemed to have surrendered such Common Shares or Warrants, as applicable, to Golden Star for no consideration, and such Securities will cease to represent a claim or interest of any kind or nature, or for Golden Star Common Shares or Golden Star Warrants or other consideration.

Holders of Securities that are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee as soon as possible for instructions and assistance in delivering those Securities as contemplated by this Letter of Transmittal.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ON THE LAST PAGE HEREOF WILL NOT CONSTITUTE VALID DELIVERY.

Please carefully read the Circular and the instructions herein before completing this Letter of Transmittal.

TO: ST. JUDE RESOURCES LTD.

AND TO: GOLDEN STAR RESOURCES LTD.

AND TO: CIBC MELLON TRUST COMPANY, AS DEPOSITARY

The undersigned hereby delivers to the above addressees the enclosed Certificate(s) for exchange upon the Arrangement becoming effective. The details of the enclosed Certificate(s) are as follows:

(Please print; if insufficient space, attach a list in the form below to this Letter of Transmittal)

Certificate Number(s)	Name(s) and Address(es) in which Registered	Number of Common Shares Deposited	Number of Warrants Deposited

PART I: GENERAL

The undersigned hereby:

1. Acknowledges receipt of the Circular.

2. Understands that, subject to paragraph 4 below, upon receipt and deposit of: (i) this Letter of Transmittal, properly completed and signed; (ii) the Certificate(s); and (iii) any other required documentation (collectively, the "Required Documentation"), as soon as practicable after the later of the Effective Date and the delivery to CIBC Mellon of the Required Documentation, the Golden Star Certificate(s) which the undersigned is entitled to receive under the Arrangement will be sent by CIBC Mellon to the address shown in Box A below, or if Box B below is completed, to the address shown in Box B or, if Box C below is completed, will be held for pick-up in accordance with the instructions given in Box C below. In each case, the Golden Star Certificate(s) will be in the name shown in Box A below.

3. Understands that whether or not the undersigned delivers the Required Documentation to CIBC Mellon, as of the Effective Date the undersigned will cease to be a Securityholder of the Company and, subject to paragraph 4 below, will only be entitled to the Golden Star Certificates which the undersigned is entitled to receive under the Arrangement.

4. Understands that if the undersigned fails to deliver the Required Documentation with respect to any Securities held by the undersigned to CIBC Mellon on or before the sixth anniversary of the Effective Date, the undersigned will be deemed to have surrendered the Common Shares and/or Warrants it holds to Golden Star for no consideration and such Securities will cease to represent a claim or interest of any kind or nature or for Golden Star Common Shares or Golden Star Warrants or other considerations.

5. Represents, warrants and covenants that:

   (a) The undersigned has full power and authority to deposit, sell, assign and transfer the Securities being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such deposited Securities to any other person;

   (b) The undersigned, or the person on whose behalf the Securities are being deposited, has good title to and is the beneficial owner of the Securities being deposited, free and clear of all mortgages, liens, restrictions, charges, encumbrances, security interests, claims and rights of others;

   (c) The undersigned has the full power and authority to execute and deliver this Letter of Transmittal and all information inserted into this Letter of Transmittal by the undersigned is complete and accurate;

   (d) The deposit of the Securities complies with applicable laws; and

   (e) Unless the undersigned has revoked this Letter of Transmittal by notice in writing given to CIBC Mellon not later than 5:00 p.m. (Vancouver time) on the second business day preceding the Effective Date, the undersigned will not, prior to such time, transfer or permit to be transferred any of the Securities represented by the Certificate(s) deposited with this Letter of Transmittal.

6. Directs the Company, Golden Star and CIBC Mellon:

   (a) To issue or cause to be issued the Golden Star Certificate(s) which the undersigned is entitled to receive under the Arrangement and to send such certificates, as soon as reasonably practicable after the later of the Effective Date and the delivery to CIBC

Mellon of the Required Documentation, by first class mail, postage prepaid, in accordance with the instructions given in Box A or Box B below, or to hold such certificates and cheque for pick-up in accordance with the instructions given in Box C below; or

(b) If the Arrangement is not completed, to return the Certificates to the undersigned, as soon as reasonably practicable, by first class mail, postage prepaid, to the undersigned at the address of the undersigned shown in the register of Common Shares or Warrants, as the case may be, maintained by the Company or CIBC Mellon or, if Box C below has been completed, hold such Certificates for pick-up by the undersigned in accordance with the instructions given in Box C below. The undersigned agrees that the Company has no obligation pursuant to the instructions given below to transfer any of the undersigned's Securities if the Arrangement is not completed.

7. Revokes any and all authority, other than as granted in this Letter of Transmittal or a proxy granted for use at the Meeting, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Securities being deposited and no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, except for a proxy granted for use at the Meeting, will be granted with respect to the Securities being deposited.

8. Covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the deposit of the Securities.

9. Acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and will, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein will be binding upon the heirs, personal representatives, legal representatives, successors and assigns of the undersigned.

10. Acknowledges that deposit of Securities pursuant to the instructions hereto will constitute a binding agreement between the undersigned and the Company and Golden Star upon the terms and subject to the conditions set forth in the Circular and this Letter of Transmittal, and the undersigned agrees that its representations and warranties set forth above which, together with the undersigned's covenants set forth herein, will survive the completion of the Arrangement.

11. Agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Securities deposited pursuant to the Arrangement will be determined by the Company and Golden Star in their sole discretion and that such determination will be final and binding and acknowledges that there is no duty or obligation on the Company, CIBC Mellon, Golden Star or any other person to give notice of any defect or irregularity in any deposit and no liability will be incurred by any of them for failure to give any such notice.

12. By reason of the undersigned's use of an English language form of this Letter of Transmittal, the undersigned is deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une version anglaise de la présente letter d'envoi par le soussigné, ce dernier est repute avoir demandé que tout contrat attesté par l'arrangement, qui est accepté au moyen de la présente letter d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.

INSTRUCTIONS

1. Use of Letter of Transmittal

1.1 To ensure timely delivery of the Golden Star Certificates to which a Securityholder is entitled, it is recommended that this Letter of Transmittal, or a manually signed facsimile copy hereof, properly completed and duly executed as required by the instructions set forth below, together with accompanying Certificate(s) and any other documents required by this Letter of Transmittal, be received by CIBC Mellon at any of the addresses specified on the last page of this Letter of Transmittal on or before the Deposit Date.

1.2 **The method used to deliver this Letter of Transmittal, the Certificate(s) and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. The Company recommends that such documents be delivered by hand to CIBC Mellon and a receipt be obtained therefor. However, if such documents are mailed, the Company recommends that registered mail, with return receipt requested, be used and that proper insurance be obtained. Securityholders whose Securities are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact the nominee for assistance in depositing their Securities.**

2. Signatures

2.1 This Letter of Transmittal must be filled in, and Box E must be dated and signed by the holder of the Securities or by such holder's duly authorized representative (in accordance with Instruction 4).

2.2 If this Letter of Transmittal is signed by the registered holder(s) of the accompanying Certificate(s), such signature on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such Certificate(s) without any change whatsoever, and the Certificate(s) need not be endorsed. If such transmitted Certificate(s) is/are held of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

2.3 If this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying Certificate(s), or if the Golden Star Certificates(s) are to be issued to a person other than the registered holder(s) of the accompanying Certificate(s), if applicable:

(a) Such deposited Certificate(s) must be endorsed or be accompanied by an appropriate share transfer power(s) of attorney duly and properly completed by the registered holder(s); and

(b) The signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on the Certificate(s) and must be guaranteed as noted in Instruction 3 below.

3. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Securities, or if the Golden Star Certificates are to be issued to a person other than the registered holder(s), or if the Arrangement is not approved by the Securityholders and holders of options of the Company, voting together as a class, and the Securities are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Common Shares or Warrants, as the case may be, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to CIBC Mellon (see Box D). No guarantee is required if the signature is that of an Eligible Institution. An "Eligible Institution" means a Canadian

Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), or a member of the Stock Exchange Medallion Program (SEMP). Members of these programs are usually members of a recognized stock exchange in Canada or members of the Investment Dealers Association of Canada and members of a national securities exchange in the United States or members of the National Association of Securities Dealers, Inc.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any Certificate(s) or share transfer or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of such authority to act. Any of the Company, Golden Star or CIBC Mellon may, at their discretion, require additional evidence of authority or additional documentation.

5. Delivery Instructions

The box entitled "Box B — Special Delivery Instructions" should be completed only if the address to which the Golden Star Certificates are to be mailed is different from that provided in Box A. If neither Box B nor Box C is completed, any Golden Star Certificates will be mailed to the depositing Securityholder at the address indicated in Box A in this Letter of Transmittal. If Box C is not completed and no address is provided in this Letter of Transmittal, then any Golden Star Certificates will be mailed to the address of the Securityholder as it appears on the register of Common Shares or Warrants, as the case may be, as of 5:00 p.m. (Vancouver time) on the day preceding the Effective Date.

6. Fractional Securities

No certificates representing fractional Golden Star Common Shares will be issued by Golden Star in connection with the Arrangement, with each fractional Golden Star Common Share, including any fractional Golden Star Common Shares issuable upon the exercise of Golden Star Warrants, being rounded down to the next whole Golden Star Common Share.

7. Lost Certificate(s)

7.1 If a Certificate representing Common Shares has been destroyed, lost or stolen, a Shareholder should immediately contact CIBC Mellon, at 1-800-387-0825 in North America (toll free) or (416) 643-5500 outside of North America (collect calls accepted), regarding the issuance of a replacement certificate once the Shareholder has satisfied such requirements as may be imposed by the Company, Golden Star or CIBC Mellon in connection with the issuance of the replacement certificate.

7.2 If a Warrant Certificate has been destroyed, lost or mislaid, a Warrantholder should immediately contact the Company at (604) 940-6565 regarding the issuance of a replacement certificate once the Warrantholder has satisfied such requirements as may be imposed by the Company and Golden Star in connection with issuance of the replacement certificate.

7.3 After the Effective Date, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to CIBC Mellon, who will respond with replacement requirements.

8. GENERAL

8.1 If the space on this Letter of Transmittal is insufficient to list all Certificate(s), additional certificate numbers and numbers of Securities may be included on a separate signed list affixed to this Letter of Transmittal.

8.2 If the Securities are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration. Additional copies of this Letter of Transmittal may be obtained from the Depositary at the address set forth on the last page of this Letter of Transmittal.

8.3 No alternative, conditional or contingent deposits will be accepted.

8.4 Each of the Company and Golden Star reserves the right, if it so elects in its absolute discretion, to instruct CIBC Mellon to waive any defect or irregularity contained in any Letter of Transmittal received by it.

8.5 It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Circular.

8.6 Questions and requests for assistance may be directed to CIBC Mellon and additional copies of the Circular and this Letter of Transmittal may be obtained without charge from CIBC Mellon at the addresses listed on the last page of this Letter of Transmittal.

IMPORTANT: TO ENSURE TIMELY DELIVERY OF THE GOLDEN STAR CERTIFICATE(S) TO WHICH A SECURITYHOLDER IS ENTITLED UNDER THE ARRANGEMENT, IT IS RECOMMENDED THAT THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE HEREOF, TOGETHER WITH THE CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS BE RECEIVED BY CIBC MELLON AT ITS OFFICES IN VANCOUVER AT OR PRIOR TO 5:00 P.M. (VANCOUVER TIME) ON DECEMBER 13, 2005.

Office of the Depositary, CIBC Mellon Trust Company

By Mail

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario M5C 2K4

For Pick Up or Delivery By Hand or by Courier

Vancouver:
1066 West Hastings Street, 16th Floor
Vancouver, British Columbia V6E 3X1

Toronto:
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario M5L 1G9

Any questions and requests for assistance may be directed by Securityholders to CIBC Mellon Trust Company at 1-800-387-0825 in North America (toll free) or (416) 643-5500 if outside of North America (collect calls accepted) or by sending an e-mail to ***inquiries@cibcmellon.com***.

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

Proxy

For Class A Common Shares

SPECIAL MEETING OF SECURITYHOLDERS OF

ST. JUDE RESOURCES LTD. (the "Company")

TO BE HELD AT: **Crowne Plaza Hotel Georgia**
801 West Georgia Street
Vancouver, B.C., Canada

ON: **Thursday, December 15, 2005**
at 10:00 AM (Vancouver Time)

The undersigned registered holder ("Registered Shareholder") of Class A Common Shares of the Company ("Shares") hereby appoints, Michael A. Terrell, President and Chief Executive Officer and a director of the Company, or failing this person, Mary-Jane Hamula, the Corporate Secretary of the Company, or in the place of either of the foregoing, ______________________ *(print the name)*, as proxyholder for and on behalf of the Registered Shareholder with the full power of substitution to attend and vote any and all Shares of the Company registered in the name of the undersigned and otherwise act for the undersigned Registered Shareholder in respect of all matters that may properly come before the aforesaid special meeting of the securityholders of the Company (the "Meeting") and at every adjournment or postponement thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder was present at the said Meeting, or any adjournment or postponement thereof.

The Registered Shareholder hereby directs the proxyholder to vote all the Shares registered in the name of the Registered Shareholder as specified herein.

The Registered Shareholder confers on the proxyholder discretionary authority with respect to any amendment or variations to the Arrangement Resolution (as defined herein) or upon such other matters that may properly come before the Meeting, or any adjournment or postponement thereof.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

VOID

Authorized Signatures(s) – This section must be completed for your instructions to be executed. I/we authorize you to act in accordance with my/our instructions set out herein.

Name of Registered Shareholder (Please Print): ______________________

Address: ______________________

Number of Class A common shares: ______________________

Date Signed: ______________________

VOID

Resolution (For full details of the following item, please see the enclosed Notice of Meeting and Information Circular of the Company dated November 18, 2005 (the "Circular"))

Without limiting the generality of this form of proxy, the undersigned Registered Shareholder specifies that all Shares registered in the name of the undersigned and represented by this form of proxy will be:

1. **VOTED FOR ☐ OR AGAINST ☐** the special resolution (the "Arrangement Resolution"), the full text of which is set forth in Schedule A to the Circular, approving the arrangement (the "Arrangement") under section 192 of the *Canada Business Corporations Act* providing for the acquisition by Golden Star Resources Ltd. of all of the outstanding Class A common shares and warrants and options to purchase Class A common shares of the Company, all as more particularly described in the accompanying Circular, as the Arrangement Resolution may be amended or varied at the Meeting or any adjournment or postponement thereof.

If any amendments or variations to the matter identified in the Notice of Meeting are proposed at the Meeting or if any adjournment or postponement thereof is proposed or if any other matter properly comes before the Meeting, this proxy confers discretionary authority upon the person named herein to vote on such amendments or variations or such adjournment or postponement or such other matters according to the judgement of the person voting this proxy at the Meeting and any adjournment or postponement thereof.

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

Proxy

For Warrants and/or Options to Purchase Class A Common Shares

SPECIAL MEETING OF SECURITYHOLDERS OF

ST. JUDE RESOURCES LTD. (the "Company")

TO BE HELD AT: **Crowne Plaza Hotel Georgia**
801 West Georgia Street
Vancouver, B.C., Canada

ON: **Thursday, December 15, 2005**
at 10:00 AM (Vancouver Time)

The undersigned registered holder ("Registered Convertible Securityholder") of warrants and/or options to purchase Class A Common Shares of the Company (the "Convertible Securities") hereby appoints, Michael A. Terrell, President and Chief Executive Officer and a director of the Company, or failing this person, Mary-Jane Hamula, the Corporate Secretary of the Company, or in the place of either of the foregoing, ____________________ *(print the name)*, as proxyholder for and on behalf of the Registered Convertible Securityholder with the full power of substitution to attend and vote any and all Convertible Securities of the Company registered in the name of the undersigned and otherwise act for the undersigned Registered Convertible Securityholder in respect of all matters that may properly come before the aforesaid special meeting of the securityholders of the Company (the "Meeting") and at every adjournment or postponement thereof, to the same extent and with the same powers as if the undersigned Registered Convertible Securityholder was present at the said Meeting, or any adjournment or postponement thereof.

The Registered Convertible Securityholder hereby directs the proxyholder to vote all the Convertible Securities registered in the name of the Registered Convertible Securityholder as specified herein.

The Registered Convertible Securityholder confers on the proxyholder discretionary authority with respect to any amendment or variations to the Arrangement Resolution (as defined herein) or upon such other matters that may properly come before the Meeting, or any adjournment or postponement thereof.

The undersigned Registered Convertible Securityholder hereby revokes any proxy previously given to attend and vote at said Meeting.

VOID

Authorized Signatures(s) – This section must be completed for your instructions to be executed. I/we authorize you to act in accordance with my/our instructions set out herein.

Name of Registered Convertible Securityholder (Please Print):

____

Address: ____________________

Number of Warrants: ____________________

Number of Options: ____________________

Date Signed: ____________________

VOID

Resolution (For full details of the following item, please see the enclosed Notice of Meeting and Information Circular of the Company dated November 18, 2005 (the "Circular"))

Without limiting the generality of this form of proxy, the undersigned Registered Convertible Securityholder specifies that all Convertible Securities registered in the name of the undersigned and represented by this form of proxy will be:

1. **VOTED FOR ☐ OR AGAINST ☐** the special resolution (the "Arrangement Resolution"), the full text of which is set forth in Schedule A to the Circular, approving the arrangement (the "Arrangement") under section 192 of the *Canada Business Corporations Act* providing for the acquisition by Golden Star Resources Ltd. of all of the outstanding Class A common shares and warrants and options to purchase Class A common shares of the Company, all as more particularly described in the accompanying Circular, as the Arrangement Resolution may be amended or varied at the Meeting or any adjournment or postponement thereof.

If any amendments or variations to the matter identified in the Notice of Meeting are proposed at the Meeting or if any adjournment or postponement thereof is proposed or if any other matter properly comes before the Meeting, this proxy confers discretionary authority upon the person named herein to vote on such amendments or variations or such adjournment or postponement or such other matters according to the judgement of the person voting this proxy at the Meeting and any adjournment or postponement thereof.

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

This instrument of Proxy is eligible for use by Registered Convertible Securityholders.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be dated and signed*** by you, the Registered Convertible Securityholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Convertible Securityholder, for the proxyholder to date this proxy seven calendar days after the date on which it was mailed to you, the Registered Convertible Securityholder, by CIBC Mellon Trust Company.

4. ***A Registered Convertible Securityholder who wishes to attend the Meeting and vote in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Convertible Securityholder who is not able to attend the Meeting in person but wishes to vote,*** may do the following:

(a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a Registered Convertible Securityholder with respect to the Arrangement Resolution set out in the Instrument of Proxy, a management nominee acting as a proxyholder will vote FOR the Arrangement Resolution as if the Registered Convertible Securityholder had specified an affirmative vote;**

OR

(b) ***appoint another proxyholder,*** who need not be a Registered Convertible Securityholder of the Company, to vote according to the Registered Convertible Securityholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The Convertible Securities represented by this Instrument of Proxy will be voted in accordance with the instructions of the Registered Convertible Securityholder on any poll or ballot in respect of the Arrangement Resolution*** that may be called for and, if the Registered Convertible Securityholder specifies a choice with respect to any matter to be acted upon, the Convertible Securities will be voted accordingly. Further, the Convertible Securities will be voted by the appointed proxyholder with respect to any amendments or variations to the Arrangement Resolution set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Convertible Securityholder has submitted an Instrument of Proxy, ***the Registered Convertible Securityholder may still attend the Meeting and may vote in person.*** To do so, the Registered Convertible Securityholder must record his/her/its attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, any prior proxy.

To be represented at the Meeting, **this proxy *must be DEPOSITED* at the office of "CIBC MELLON TRUST COMPANY" no later than 5:00 p.m. (Vancouver time) on Tuesday, December 13, 2005, or if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Vancouver time) on the date that is at least two business days before the date of the reconvening of the adjourned or postponed Meeting.**

The mailing address of CIBC Mellon Trust Company is 16th Floor, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, and its fax number is (604) 688-4301.

ST. JUDE RESOURCES LTD.

NOTICE OF SPECIAL MEETING
AND
MANAGEMENT INFORMATION CIRCULAR
FOR
SPECIAL MEETING OF SHAREHOLDERS AND CONVERTIBLE SECURITYHOLDERS
TO BE HELD ON DECEMBER 15, 2005

RELATING TO
A PLAN OF ARRANGEMENT
INVOLVING
ST. JUDE RESOURCES LTD.
ITS SHAREHOLDERS AND CONVERTIBLE SECURITYHOLDERS
AND GOLDEN STAR RESOURCES LTD.

NOVEMBER 18, 2005

Please carefully read this management information circular, including its schedules and the documents incorporated by reference herein, as they contain detailed information relating to, among other things, the plan of arrangement that the shareholders and convertible securityholders of St. Jude Resources Ltd. will be voting on together, as a single class, at the special meeting.

If you are in doubt as to how to deal with these materials or the matters they describe, please consult your professional advisor or please contact the corporate secretary of St. Jude Resources Ltd. at Suite 200, 5408 – 48th Avenue, Delta, British Columbia, V4K 1W6 (Phone no. (604) 940-6565).

Neither the TSX Venture Exchange Inc. nor any securities regulatory authority has in any way passed upon the merits of the transaction described in this information circular.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, B.C. V4K 1W6 Canada • Phone: (604) 940 - 6565 • Fax: (604) 940 - 6566
www.stjudegold.com

November 18, 2005

Dear Shareholders and Convertible Securityholders:

You are cordially invited to attend the special meeting (the "Meeting") of the holders of common shares and warrants and options to purchase common shares of St. Jude Resources Ltd. (the "Company"). The Meeting will be held at the Crowne Plaza Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia, commencing at 10:00 a.m. (Vancouver time) on December 15, 2005.

The purpose of the Meeting is to seek your authorization and approval for a statutory procedure known as an arrangement (the "Arrangement") providing for the acquisition of all of the outstanding common shares, warrants and options of the Company by Golden Star Resources Ltd. ("Golden Star").

Golden Star is an international gold mining and exploration company, focused primarily on mining, mine development and exploration in Ghana, West Africa. Golden Star's common shares are listed for trading on the Toronto Stock Exchange (TSX trading symbol: GSC) and the American Stock Exchange (AMEX trading symbol: GSS).

Pursuant to the Arrangement, shareholders of the Company will receive 0.72 of a Golden Star common share for every common share of the Company held. Holders of warrants and options of the Company will receive warrants and options of Golden Star to purchase a proportionate number of Golden Star Common Shares at a proportionate price (in each case based on the exchange ratio of 0.72 of a Golden Star common share for each Company common share).

The terms of the Arrangement imply a purchase price of $3.10 per Company common share (based on the closing price of Golden Star common shares on the Toronto Stock Exchange on September 26, 2005, the day prior to the public announcement of the Arrangement) representing a premium of 38% to the 20-day average closing price (ending on September 26, 2005) of the Company's common shares on the TSX Venture Exchange. Upon completion of the Arrangement, former shareholders of the Company are expected to own approximately 19% of Golden Star on a fully diluted basis.

The attached Notice of Special Meeting and Management Information Circular (the "Circular") describes in detail the Arrangement and the procedures to be followed at the Meeting. Please review the Circular carefully, as it has been prepared to help you make an informed decision.

The Board of Directors of the Company has unanimously approved the arrangement and determined that the arrangement is in the best interests of the Company and its securityholders and is fair to shareholders, and recommends that all securityholders vote FOR and in favour of approving the Arrangement. Further details on how the Board of Directors made this determination are set out in the attached Circular.

The Arrangement must be approved by not less than two-thirds of the votes cast at the Meeting by shareholders and convertible securityholders, voting together as a single class, with holders of convertible securities having one vote for each common share they would be entitled to have issued to them if their convertible securities were fully exercised. Without the prescribed level of approval of the Company's securityholders, the proposed Arrangement cannot take place. The Arrangement also requires, among other things, the approval of the Supreme Court of British Columbia.

This is an important matter affecting the future of the Company, and it is important that your common shares or convertible securities, as the case may be, be represented at the Meeting, regardless of how many you own. Whether or not you are able to attend in person, we urge you to complete, sign and date the applicable enclosed proxy form (printed on blue paper for holders of common shares and green paper for holders of warrants and options) and return it in the envelope provided to the office of the Company's transfer agent, CIBC Mellon Trust Company, at Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, V6C 3X1 (Fax no. (604) 688-4301), as soon as possible and, in any event, no later than 5:00 p.m. (Vancouver time) on December 13, 2005. Completed proxies may also be deposited with the Chair of the Meeting immediately prior to its commencement. Please see the attached Circular for further details as to how you may properly do this. If you require any assistance in this regard, please contact the Company's corporate secretary at (604) 940-6565.

You are also encouraged to complete and return the enclosed Letter of Transmittal (printed on yellow paper), together with the certificate(s) representing your common shares or warrants, as the case may be, to CIBC Mellon Trust Company (the "Depositary") at the address specified on the last page of the Letter of Transmittal. The Letter of Transmittal contains other procedural information relating to the Arrangement and should also be reviewed carefully. It is recommended that you complete, sign and return the Letter of Transmittal together with the certificates representing your securities of the Company to the Depositary as soon as possible, and preferably prior to 5:00 p.m. (Vancouver time) on December 13, 2005. It should be noted that you will not actually receive your Golden Star common shares, options or warrants, as the case may be, until after the Arrangement is completed and, in the case of shareholders and warrantholders, until you have returned a properly completed Letter of Transmittal together with the certificate(s) representing your Company common shares or warrants, as the case may be.

Subject to the satisfaction of all conditions to the Arrangement including court approval, if securityholders of the Company approve the Arrangement, it is anticipated that the Arrangement will be completed on or about December 21, 2005.

On behalf of the Company, I would like to thank you for your past and ongoing support, and look forward to working with all of the Company's securityholders to ensure the process to approve the Arrangement runs as smoothly as possible.

Yours sincerely,

"Michael A. Terrell"

Michael A. Terrell,
President and Chief Executive Officer
St. Jude Resources Ltd.

ST. JUDE RESOURCES LTD.

**NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS AND CONVERTIBLE SECURITYHOLDERS**

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of shareholders and convertible securityholders of St. Jude Resources Ltd. (the "Company") will be held at the Crowne Plaza Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia, on December 15, 2005, at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To consider and, if thought fit, pass a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") under section 192 of the *Canada Business Corporations Act* providing for the acquisition by Golden Star Resources Ltd. of all of the outstanding Class A common shares and warrants and options to purchase Class A common shares of the Company, as more particularly described in the accompanying management information circular of the Company dated November 18, 2005 (the "Circular").

2. To consider such other matters, including without limitation such amendments or variations to the Arrangement Resolution, as may properly come before the Meeting or any adjournment or postponement thereof.

The full text of the Arrangement Resolution and the agreement in respect of the Arrangement are set forth in Schedule A and Schedule B, respectively, to the Circular.

In order to be passed, the Arrangement Resolution must be approved by not less than two-thirds of the votes cast in respect thereof.

Only holders of record of Class A common shares and warrants and options to purchase Class A common shares of the Company at the close of business on October 28, 2005 will be entitled to vote (together as a single class) in respect of the matters to be voted on at the Meeting or any adjournment or postponement thereof.

Pursuant to an order (the "Interim Order") dated November 17, 2005, of the Supreme Court of British Columbia, holders of Class A common shares of the Company have been granted the right to dissent against the Arrangement Resolution and to be paid the fair value of their Class A common shares of the Company in accordance with the terms of the Interim Order and section 190 of the *Canada Business Corporations Act.* This right is described in the Circular under the heading "Rights of Dissent".

Your vote is important regardless of the number of Class A common shares or warrants or options to purchase Class A common shares of the Company that you own. Securityholders who are unable to attend the Meeting in person are asked to sign, date and return the applicable enclosed form of proxy (printed on blue paper for shareholders and on on green paper for convertible securityholders) relating to the securities of the Company held by them in the envelope provided for that purpose.

To be effective, proxies must be duly completed and signed and then deposited with the Company's registrar and transfer agent, CIBC Mellon Trust Company, Suite 1600, 1066 West

Hastings Street, Vancouver, B.C., V6E 3X1 (Fax no. (604) 688-4301), before 5:00 p.m. (Vancouver time) on December 13, 2005 or, if the Meeting is adjourned or postponed, before 5:00 p.m. (Vancouver Time) on the day that is at least two business days preceding the date of the reconvening of any adjourned or postponed Meeting. Completed proxies may also be deposited with the Chair of the Meeting prior to its commencement.

DATED at Delta, British Columbia, this 18th day of November, 2005.

St. Jude Resources Ltd.

By Order of the Board

"Michael A. Terrell"

Michael A. Terrell,
President and Chief Executive Officer

TABLE OF CONTENTS

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

This Circular and the documents incorporated by reference herein have been prepared in accordance with disclosure requirements in effect in Canada, which differ from disclosure requirements in the United States. Financial statements and other financial information included or incorporated by reference in this Circular have been prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from generally accepted accounting principles in the United States, and accordingly, may not be comparable to financial statements and financial information of United States companies. Securityholders who are not residents of Canada should be aware that the disposition of Common Shares or Convertible Securities pursuant to the Arrangement may have tax consequences both in Canada and in the United States which may not be described fully herein. See "Canadian Federal Income Tax Considerations" and "U.S. Federal Income Tax Considerations".

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company and Golden Star exist under the laws of Canada, that some of their officers and directors are not residents of the United States and that a substantial portion of the assets of the Company and Golden Star may be located outside of the United States, including all mineral projects of each company which are located outside of the United States. You may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgement.

The Arrangement as described herein has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the accuracy or adequacy of the information contained in this Circular. Any representation to the contrary is unlawful.

REPORTING CURRENCY

In this document, unless otherwise specified, all reference to "dollars" or "$"or "Cdn.$" are to Canadian dollars and all references to "US dollars" or "US$" are to United States dollars. On November 17, 2005, the nominal noon rate in Toronto, payable in United States dollars, as reported by the Bank of Canada was US$0.843 for each Cdn.$1.00.

The closing, high, low and average rates of exchange for Cdn.$1.00 in terms of United States dollars for each of the years ended December 31, 2004, 2003, 2002, respectively, and for each of the three months ended March 31, 2005 and 2004, six months ended June 30, 2005 and 2004 and nine months ended September 30, 2005 and 2004, respectively, as reported by the Bank of Canada, were as follows:

	Years Ended December 31,			Three Months Ended March 31,		Six Months Ended June 30,		Nine Months Ended September 30,	
	2004	2003	2002	2005	2004	2005	2004	2005	2004
Closing......	US$0.831	US$0.774	US$0.633	US$0.827	US$0.763	US$0.816	US$0.746	US$0.861	US$0.791
High..........	US$0.849	US$0.774	US$0.662	US$0.834	US$0.788	US$0.834	US$0.788	US$0.861	US$0.791
Low...........	US$0.716	US$0.638	US$0.620	US$0.796	US$0.742	US$0.787	US$0.716	US$0.787	US$0.716
Average.....	US$0.768	US$0.713	US$0.637	US$0.815	US$0.759	US$0.810	US$0.747	US$0.817	US$0.753

FORWARD-LOOKING STATEMENTS

Certain statements included or incorporated by reference herein constitute "forward-looking statements". All statements, other than statements of historical fact, included or incorporated by reference in this Circular that address activities, events or developments that the Company or Golden Star expect or anticipate may occur in the future are forward-looking statements. These forward-looking statements can be identified by the use of forward-looking words such as "may", "will", "expect", "intend", "plan", "estimate", "anticipate", "believe", "future" or "continue" or the negative thereof or similar variations. These forward-looking statements are based on certain assumptions and analyses made by the Company and Golden Star, in light of their experience and their perception of historical trends, current conditions and expected future developments, as well as other factors they believe are appropriate in the circumstances. Securityholders are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside of the control of the Company and Golden Star, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Important factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among other things, general economic and market factors, including interest rates, equity markets, business competition, changes in government regulations or tax laws, as well as the risks discussed under the heading "Risk Factors". Statements made with respect to Golden Star and its business include comments regarding: production estimates, processing capacity, capital costs and time for completion of construction of the Bogoso sulfide expansion project and exploration expenditures. The factors described in "Risk Factors - Risk Factors Relating to Golden Star" in this Circular, along with other factors discussed in the documents of Golden Star incorporated by reference in this Circular could cause actual results to differ materially from these forward-looking statements.

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Circular is given as at November 18, 2005, except where otherwise noted. No person has been authorized to give any information or to make any representations in connection with the Arrangement other than those contained in this Circular and, if given or made, any such information or representations should be considered not to have been authorized by the Company or Golden Star.

This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. Securityholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

SUMMARY OF INFORMATION CIRCULAR

This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, the Arrangement Agreement and the Plan of Arrangement which are incorporated herein and form part of this Circular. Capitalized terms used in this summary and elsewhere in this Circular and not otherwise defined are defined in the "Glossary of Terms" which follows this summary.

The Meeting

The Meeting will be held at the Crowne Plaza Hotel Georgia, 801 West Georgia Street, Vancouver, British Columbia, on December 15, 2005, commencing at the hour of 10:00 a.m. (Vancouver time).

At the Meeting, Securityholders will be asked to consider, and if deemed advisable, approve the Arrangement Resolution authorizing the Arrangement, and to consider such other matters as may properly come before the Meeting.

The Board of Directors has unanimously approved the Arrangement and determined that the Arrangement is in the best interests of the Company and its Securityholders and is fair to all Shareholders, and recommends that all Securityholders vote FOR and in favour of the Arrangement Resolution. See "The Arrangement - Recommendation of the Board of Directors".

The Arrangement

Purpose

The purpose of the Arrangement is to facilitate the acquisition by Golden Star of all of the outstanding Common Shares and Convertible Securities such that the Company will become a wholly-owned subsidiary of Golden Star. Both the Company and Golden Star have been active in the exploration and development of mineral properties in Ghana and other parts of West Africa for quite some time. As a result, management of both companies feel that the Arrangement involving the two companies will allow the resulting company to capitalize on the synergies expected to result from the Arrangement involving the two companies, in the form of greater growth opportunities, reduced costs and increased earnings. See "The Arrangement – Purpose of the Arrangement".

Details of the Arrangement

Provided all conditions to implement the Arrangement are satisfied, including that Securityholders, voting together as a single class, approve the implementation of the Arrangement and the Final Court Order is obtained, the following steps will occur as an arrangement as contemplated in Section 192 of the CBCA, beginning at the Effective Time, one immediately after the other:

(a) Each issued and outstanding Common Share (other than Common Shares held by Dissenting Shareholders) will be exchanged for Golden Star Common Shares on the basis of 0.72 of a Golden Star Common Share for each Common Share held; provided however that no fractional Golden Star Common Shares will be issued to any Shareholder.

(b) Each Common Share held by a Dissenting Shareholder will be deemed to be transferred to the Company and will be immediately cancelled, and such Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of his or her Common Shares.

(c) Each outstanding Company Option will be exchanged for a Golden Star Option and the Company Option will be cancelled, with each Golden Star Option being exercisable for that number of Golden Star Common Shares that is equal to the number of Common Shares that would otherwise have been issuable upon the exercise of the Company Option multiplied by 0.72 (rounded down to the nearest whole Golden Star Common Share) at an exercise price equal to the exercise price of the applicable Company Option divided by 0.72, provided that such Golden Star Option will expire on the date on which the respective Company Option was to expire pursuant to its terms unless such Company Option would expire on the completion of the Arrangement, in which case, subject to receipt of all necessary regulatory approvals, the expiry date of such Golden Star Option will be extended by 90 days.

(d) Each outstanding Company Warrant will be exchanged for a Golden Star Warrant and the Company Warrant will be cancelled, with each Golden Star Warrant being exercisable for that number of Golden Star Common Shares that is equal to the number of Common Shares that would otherwise have been issuable upon the exercise of the Company Warrant multiplied by 0.72 (rounded down to the nearest whole Golden Star Common Share) at an exercise price equal to the exercise price of the applicable Company Warrant divided by 0.72, provided that the Golden Star Warrant shall not expire prior to the date on which the Company Warrant was to expire pursuant to its terms.

See “The Arrangement - Details of the Arrangement” and “Rights of Dissent”.

The terms of the Arrangement imply a purchase price of $3.10 per Common Share (based on the closing price of Golden Star Common Shares on the TSX on September 26, 2005, the day prior to the public announcement of the Arrangement) representing a premium of 38% to the 20-day average closing price (ending on September 26, 2005) of Common Shares on the TSXV. Upon completion of the Arrangement, Shareholders are expected to own approximately 19% of Golden Star on a fully diluted basis.

Golden Star

Golden Star is an international gold mining and exploration company, focused primarily on mining, mine development and exploration in Ghana, West Africa. The Golden Star Common Shares are listed on the TSX (trading symbol: GSC) and the AMEX (trading symbol: GSS). See “Information Concerning Golden Star Resources Ltd.” for more information.

Fairness Opinions

Salman and Haywood have been engaged by the Company since January 2005 to advise and assist the Company in considering certain strategic alternatives, including providing a fairness opinion to the Board of Directors, if requested. The Company requested that each of Salman and Haywood provide opinions to the Board of Directors as to the fairness, from a financial point of view, of the consideration offered to Shareholders pursuant to the Arrangement. Salman and Haywood delivered their opinions orally to the Board of Directors on September 26, 2005, and subsequently confirmed their opinions by delivery of the written Fairness Opinions to the Board of Directors on November 11, 2005 (copies of which are attached to this Circular as Schedule C). Based upon and subject to the assumptions made and the matters considered in the Fairness Opinions, **both Salman and Haywood are of the opinion that the consideration offered to Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.** Shareholders are urged to read the Fairness Opinions in their entirety. See "The Arrangement – Fairness Opinions".

Approval by and Recommendation of the Board of Directors

By resolution dated November 11, 2005, the Board of Directors unanimously approved the Arrangement, and authorized submission of the Arrangement to the Securityholders and the Court for approval.

THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ARRANGEMENT AND DETERMINED THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SECURITYHOLDERS AND IS FAIR TO ALL SHAREHOLDERS, AND RECOMMENDS THAT ALL SECURITYHOLDERS VOTE <u>FOR</u> AND IN FAVOUR OF THE ARRANGEMENT RESOLUTION, THEREBY APPROVING THE IMPLEMENTATION OF THE ARRANGEMENT.

The decision of the Board of Directors to approve the Arrangement for submission to the Securityholders and to the Court was reached after consideration of a number of factors, including the following:

(a) The exchange ratio of 0.72 Golden Star Common Shares for every Common Share which, based upon the closing price of Golden Star Common Shares on the TSX of $4.30 on September 26, 2005 (the trading day immediately prior to the announcement of the Arrangement) implied a purchase price of $3.10 per Company Share, representing a premium of approximately 38% to the previous 20-day average closing price (ending on September 26, 2005) of the Common Shares on the TSXV.

(b) Management believes that the Company's objective of bringing its mineral properties into production will be more easily achieved as a part of Golden Star than it would on a stand-alone basis.

(c) The Arrangement will enable Securityholders to participate in the future prospects of Golden Star, which will include the Company.

(d) Golden Star has a significantly larger market capitalization than the Company and the Golden Star Common Shares have greater liquidity than the Common Shares.

(e) Current industry, economic and market conditions and trends.

(f) Historical market prices and trading information with respect to the Common Shares and the Golden Star Common Shares.

(g) Information regarding the business, operations, property, assets, financial performance and condition, operating results and prospects of the Company and Golden Star.

(h) The likelihood that the transactions contemplated in the Arrangement would be completed.

(i) The Fairness Opinions, which concluded that the consideration offered to Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.

(j) The terms of the Arrangement Agreement, which permit the Board of Directors to consider and respond to a Superior Proposal subject to the payment of the Company Break Fee to Golden Star in certain circumstances.

(k) The requirement that the Arrangement Resolution be passed by at least two-thirds of the votes cast by the Securityholders, voting together as a single class, present in person or represented by proxy at the Meeting.

(l) The procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which the fairness of the Arrangement will be considered.

(m) The availability of rights of dissent to the registered Shareholders with respect to the Arrangement.

See "The Arrangement – Recommendation of the Board of Directors".

The Arrangement Agreement

The Company and Golden Star entered into the Arrangement Agreement on November 11, 2005. The Arrangement Agreement provides for the Arrangement and matters related thereto and a copy is attached to this Circular as Schedule B. See "The Arrangement Agreement." A summary of some of the principal terms of the Arrangement Agreement are set forth below.

Conditions to Completion of the Arrangement

The obligations of the Company and Golden Star to complete the Arrangement are subject to the satisfaction of certain customary mutual and several conditions, including the receipt of all necessary regulatory and securityholder approvals.

In addition, the obligations of Golden Star to complete the Arrangement are subject to certain additional conditions in its favour as described under "The Arrangement Agreement - Conditions Precedent to the Arrangement - Additional Conditions in Favour of Golden Star".

The Arrangement Agreement provides that if any condition to the completion of the Arrangement is not satisfied or waived by a party on or before December 21, 2005 (or any earlier date by which the condition must be satisfied), then the party entitled to the benefit of such condition may terminate the Arrangement Agreement, provided that the terminating party is not in material breach of any of its representations, warranties and covenants. See "The Arrangement Agreement - Conditions Precedent to the Arrangement".

Covenants Regarding Non-Solicitation

Pursuant to the terms of the Arrangement Agreement, the Company has agreed not to directly or indirectly solicit, initiate, facilitate, engage in or respond to or encourage any inquiries, proposals or transactions involving the Company or any of its subsidiaries regarding an Acquisition Proposal, encourage or participate in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal, accept, approve or recommend any Acquisition Proposal or potential Acquisition Proposal, or enter into any agreement, arrangement or understanding related to any Acquisition Proposal or potential Acquisition Proposal. The Company has also agreed to cease all existing discussions or negotiations with any person other than Golden Star with respect to any potential Acquisition Proposal.

The Company must immediately notify Golden Star of any Acquisition Proposal or any request for non-public information in connection with an Acquisition Proposal or access to the properties, books or records of the Company or its subsidiaries from any person that informs the Company that it is considering making, or has made, an Acquisition Proposal. The Company may provide another person with material non-public information relating to the Company if it receives a request for such information from a person who has made an unsolicited *bona fide* Acquisition Proposal, subject to the execution by such person of a confidentiality agreement and compliance by the Company with certain other requirements.

Notice of Superior Proposal Determination

If the Company has fully complied with its covenants regarding non-solicitation, it may accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal and withdraw or modify in a manner adverse to Golden Star its recommendation of the approval of the Arrangement, if it:

(a) Provides to Golden Star (i) written notice that the Board has determined that it has received and is prepared to accept a Superior Proposal; (ii) a copy of any agreement or other document in respect of such Superior Proposal not less than five full business days prior to acceptance of the Superior Proposal by the Board; and (iii) in the case of an Acquisition Proposal that includes non-cash consideration, the value or range of values attributed thereto by the Board, in good faith after consultation with its financial advisors;

(b) Provides Golden Star with an opportunity (but not the obligation), before the expiration of such five business day period, to propose to amend the Arrangement

Agreement to provide for consideration having a value equivalent to or more favourable to the Shareholders than that of the Superior Proposal; and

(c) Terminates the Arrangement Agreement and pays to Golden Star the Company Break Fee.

Company Break Fee

The Company will be required to pay to Golden Star the Company Break Fee in the event that Golden Star terminates the Arrangement Agreement as a result of, among other things, the following: (i) the Company's breach of certain material covenants contained therein, including its covenants regarding non-solicitation and providing notice of a Superior Proposal; (ii) Golden Star receiving notice of a Superior Proposal and not amending the Arrangement Agreement; (iii) the Board of Directors withdraws or changes in a manner adverse to Golden Star its approval or recommendation of the Arrangement; or (iv) the Arrangement Agreement is terminated and the Company completes an Acquisition Proposal within 12 months following termination.

Required Approvals

Securityholder Approval

The Arrangement Resolution must be passed by at least two-thirds of the votes cast in respect thereof by Securityholders, voting together as a single class, present in person or represented by proxy at the Meeting. Convertible Securityholders will be entitled to one vote for each Common Share which they would be entitled to have issued to them if they exercised all of the Convertible Securities held by them, without reference to any vesting provisions or the exercise price thereof, determined as of the close of business (Vancouver time) on the Record Date. See "The Arrangement - Required Approvals - Securityholder Approval of Arrangement".

Each of the directors and officers of the Company has entered into a support agreement with Golden Star and has agreed, subject to the terms of the support agreements, to vote their Securities for and in favour of the Arrangement Resolution. See "The Arrangement – Support Agreements".

Court Approval

The Arrangement requires Court approval under the CBCA. Prior to the mailing of this Circular, the Interim Order was obtained from the Court. Following approval of the Arrangement by the Securityholders at the Meeting, the Company will apply to the Court for the Final Order. The Notice of Application for the Final Order is attached as Schedule E to this Circular. It is anticipated that the Company will make application to the Court for the Final Order at 9:45 a.m. (Vancouver time) on or about December 19, 2005, at 800 Smithe Street, Vancouver, British Columbia. See "The Arrangement – Required Approvals - Court Approval of Arrangement."

Voting by Proxy

Securityholders who are unable to attend the Meeting in person are requested to sign, date and return the applicable accompanying form of proxy (printed on blue paper for Shareholders and on green paper for Convertible Securityholders). The persons named in the accompanying forms

of proxy are directors and/or officers of the Company and are proxyholders nominated by the Board of Directors. **A Securityholder has the right to appoint a person to attend and act on its behalf at the Meeting other than the persons named in the enclosed instrument of proxy**. To exercise this right, a Securityholder must strike out the names of the nominees of management named in the instrument of proxy the Securityholder is signing and insert the name of its nominee in the blank space provided on the proxy. A person appointed as a proxyholder need not be a Securityholder of the Company.

A form of proxy will only be valid if it is duly completed and signed and then deposited with the office of the Transfer Agent at Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, V6C 3X1 (Fax no. (604) 688-4301), before 5:00 p.m. (Vancouver time) on December 13, 2005 or, if the Meeting is adjourned or postponed, before 5:00 p.m. (Vancouver time) on the day that is at least two business days preceding the date of the reconvening of any adjourned or postponed Meeting. Completed proxies may also be deposited with the Chair of the Meeting immediately prior to its commencement. See "General Information for the Meeting".

Procedures for Exchange of Certificates by Shareholders and Warrantholders

Enclosed with this Circular is a Letter of Transmittal (printed on yellow paper), which is being delivered to registered Securityholders. The Letter of Transmittal, when properly completed and duly executed and returned together with a certificate or certificates representing Common Shares and/or Company Warrants and all other required documents, will enable (i) each Shareholder to obtain a certificate representing 0.72 of a Golden Star Common Share in exchange for every Common Share previously held and represented by the deposited share certificate or certificates (rounded down to the nearest whole Golden Star Common Share), and (ii) each Warrantholder to obtain a certificate representing one Golden Star Warrant in exchange for each Company Warrant previously held and represented by the deposited certificate or certificates. Certificates representing the appropriate number of Golden Star Common Shares or Golden Star Warrants issuable to a former Securityholder will as soon as practicable after the Effective Date (i) be forwarded to the Securityholder at the address specified in the Letter of Transmittal by first class mail, postage prepaid, or (ii) be made available at the principal offices of the Depositary in Vancouver for pick up by the Securityholder as requested by the Securityholder in the Letter of Transmittal. See "The Arrangement - Procedures for Exchange of Certificates by Shareholders and Warrantholders".

If you are a Beneficial Shareholder, please complete the documentation provided to you by your Intermediary in accordance with the instructions provided by such Intermediary.

It is recommended that Shareholders and Warrantholders complete, sign and return the Letter of Transmittal with accompanying Common Share or Company Warrant certificates, as applicable, to the Depositary as soon as possible, and preferably prior to 5:00 p.m. (Vancouver time) on December 13, 2005. See "The Arrangement – Procedures for Exchange of Certificates by Shareholders and Warrantholders".

Procedures for Exchange of Company Options

A holder of Company Options at the Effective Time will be entitled to receive an instrument representing the Golden Star Options to which such holder is entitled pursuant to the Arrangement as soon as practical after the Effective Date upon delivery to the Depositary of such

documents and instruments, if any, as the Depositary or Golden Star may reasonably require and without a requirement to submit a Letter of Transmittal (unless otherwise requested). After the Effective Date, an instrument representing Golden Star Options will be forwarded to the last address of each former holder of Company Options as registered in the books and records of the Company. See "The Arrangement – Procedures for Exchange of Company Options".

Dissenting Shareholders' Rights on Arrangement

A Shareholder has the right to dissent with respect to the Arrangement and to be paid the fair value for its Common Shares by the Company, however dissent rights procedures must be strictly followed. See the description under "Rights of Dissent", and the relevant sections of the CBCA which have been reproduced in Schedule F to this Circular.

Brief Summary of Canadian Federal Income Tax Considerations

The following is a general summary of the principal Canadian federal income tax considerations under the ITA generally applicable to Securityholders who, for the purposes of the ITA, deal at arm's length with the Company and hold their Common Shares or Convertible Securities as capital property. **It is not intended to be, and it should not be construed to be, advice to any particular person. Securityholders should consult with their own tax advisors with respect to their particular circumstances.**

Generally, a Shareholder will not realize a capital gain or capital loss on its Common Shares as a result of the implementation of the Arrangement, unless the Shareholder chooses to recognize a capital gain or capital loss in the Shareholder's income tax return for the year in which the Arrangement is implemented.

Generally, a Dissenting Shareholder who receives a payment for its Common Shares equal to the fair market value of its Common Shares generally will be deemed, under the ITA, to have received a dividend equal to the amount, if any, by which the payment exceeds the paid-up capital of the Common Shares.

Generally, on the exchange of Company Warrants for Golden Star Warrants by a Warrantholder who is resident in Canada, the Warrantholder will have sold to Golden Star those Company Warrants for proceeds, and have acquired the Golden Star Warrants at an aggregate cost, equal to the fair market value of the Company Warrants. Accordingly, the Warrantholder generally will have realized a capital gain (or loss) equal to the amount by which that fair market value exceeds (or is exceeded by) the "adjusted cost base" (as that phrase is defined in the ITA) to the Warrantholder of those Company Warrants plus any reasonable costs it incurs in effecting the exchange.

However, generally, a Warrantholder who is not resident in Canada will not be subject to tax under the ITA in respect of its Company Warrants if the Warrantholder never did and does not use or hold, and was and is not deemed under the ITA to use or hold, its Company Warrants in carrying on a business in Canada and if at no time, during the sixty-month period preceding the Effective Date, did the Warrantholder, a person or persons with whom the Warrantholder deals on a non-arm's length basis or both the Warrantholder and any such person or persons, hold 25% or more of the issued shares in any class or series of shares of the Company.

Generally, in certain circumstances, on the exchange of Company Options for Golden Star Options under the Arrangement by an employee of the Company that is resident in Canada, the employee will be deemed under the ITA not to have sold the Company Options and not to have acquired the Golden Star Options, and the Golden Star Options are deemed under the ITA to be the same as, and a continuation of, the Company Options exchanged therefor. As a result, in such circumstances no disposition arises on the exchange that otherwise would be taxable to the employee.

If any of those circumstances do not apply or conditions are not met in respect of an employee, on the exchange of Company Options for Golden Star Options, generally the employee will realize a taxable benefit, which must be included in computing his or her income for the year the exchange occurs. The taxable benefit is the amount calculated as the difference between the fair market value of the Golden Star Options he or she receives on the exchange less any consideration he or she paid to acquire the Company Options.

Brief Summary of U.S. Federal Income Tax Considerations

Securityholders who are subject to U.S. income tax may incur U.S. federal income tax liability on the exchange of Common Shares and Convertible Securities for Golden Star Common Shares and Golden Star Convertible Securities pursuant to the Arrangement. The Company likely has been a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes for one or more prior taxable years and expects to be a PFIC for the current year. As a result, a U.S. Holder (as defined in "U.S. Federal Income Tax Considerations") will recognize gain or income on (i) the exchange of Common Shares for Golden Star Common Shares, unless the U.S. Holder has timely made a "qualified electing fund" election or a "mark-to-market" election, and (ii) the exchange of Company Warrants for Golden Star Warrants without regard to any U.S. income tax election. In each case, any such gain or income will be subject to tax at the highest marginal rates applicable to ordinary income, and will be subject to interest charges to reflect the value of the U.S. income tax deferral.

A U.S. Holder of Common Shares that has timely made a "qualified electing fund" election with respect to the holder's Common Shares will not recognize gain or loss on the exchange of its Common Shares for Golden Star Common Shares pursuant to the Arrangement if the exchange qualifies as an exchange pursuant to a "reorganization" under Section 368(a)(1) of the Code, and will recognize capital gain or loss if the exchange does not qualify as an exchange pursuant to a "reorganization" under Section 368(a)(1) of the Code.

A U.S. Holder of Common Shares that has timely made a "mark-to-market" election with respect to the holder's Common Shares will not recognize gain or loss on the exchange of its Common Shares for Golden Star Common Shares pursuant to the Arrangement if the exchange qualifies as an exchange pursuant to a "reorganization" under Section 368(a)(1) of the Code, and will recognize ordinary income, ordinary loss (to the extent of mark-to-market gains) or capital loss (to the extent of any remaining loss) if the exchange does not qualify as an exchange pursuant to a "reorganization" under Section 368(a)(1) of the Code.

There is a risk that the exchange of Common Shares for Golden Star Common Shares pursuant to the Arrangement will fail to qualify as an exchange pursuant to a "reorganization" under Section 368(a)(1) of the Code. If this happens, Shareholders who are subject to U.S. income tax will recognize a taxable gain or loss equal to the difference between the fair market value of the

Golden Star Common Shares received in the offer and the Shareholder's adjusted cost basis in the Common Shares exchanged. Any such gain or income realized by a U.S. Holder of Common Shares will be subject to tax at the highest marginal rates applicable to ordinary income, and will be subject to interest charges to reflect the value of the U.S. income tax deferral, unless the U.S. Holder has timely made a "qualified electing fund" election or a "mark-to-market election." A U.S. Holder of Common Shares that has timely made a "qualified electing fund" election will recognize capital gain or loss on the exchange, and a U.S. Holder of Common Shares that has timely made a "mark-to-market" election will recognize ordinary income, ordinary loss (to the extent of mark-to-market gains) or capital loss (to the extent of any remaining loss) on the exchange. A U.S. Holder of Common Shares will not be subject to an interest charge if it has made either a "qualified electing fund" or "mark-to-market" election.

If the exchange of Common Shares for Golden Star Common Shares pursuant to the arrangement fails to qualify as an exchange pursuant to a "reorganization" under Section 368(a)(1)(B) of the Code, Convertible Securityholders who are subject to U.S. income tax will also recognize taxable gain upon the exchange of the Convertible Securities for Golden Star Convertible Securities equal to the difference between the fair market value of the Golden Star Convertible Securities received and the adjusted basis of the Convertible Securityholder's interest in the Convertible Securities. Such income or gain will be taxed at maximum marginal rates applicable to ordinary income, and will be subject to interest charges to reflect the value of the U.S. income tax deferral.

This summary is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any Securityholder. Accordingly, Securityholders should consult their own U.S. tax advisers for advice with respect to the U.S. federal, state, local and foreign tax consequences to them of the Arrangement.

For a more detailed description of U.S. income tax considerations, see "U.S. Federal Income Tax Considerations".

Listing Matters

The Golden Star Common Shares are currently listed on the TSX and AMEX under the trading symbol "GSC" and "GSS", respectively. It is a condition to completion of the Arrangement that the Golden Star Common Shares to be issued to the Shareholders under the Arrangement be listed on the TSX and AMEX.

The Common Shares are listed on the TSXV under the trading symbol "SJD". If the Arrangement is completed, the Common Shares will be de-listed from the TSXV.

Risk Factors

Securityholders should consider a number of risk factors in evaluating the Arrangement. These risk factors also include certain risks related to the business of Golden Star, which are discussed in greater detail herein. See "Risk Factors – Risk Factors Relating to the Arrangement" and "Risk Factors - Risk Factors Relating to Golden Star".

GLOSSARY OF TERMS

The following is a glossary of terms used frequently throughout this Circular and the summary hereof.

Acquisition Proposal Any merger, amalgamation, arrangement, restructuring, take-over bid, tender offer, exchange offer, sale or purchase of substantial assets, sale or purchase of treasury shares, any equity interest or rights or any other interests therein or thereto, business combination, liquidation, reorganization or recapitalization of the Company or any of its subsidiaries, or any similar transaction or series of related or similar transactions which would have the effect of any of the foregoing.

AMEX The American Stock Exchange.

Arrangement The proposed arrangement under the CBCA, involving the Company, the Securityholders and Golden Star, on the terms and conditions set out in the Plan of Arrangement whereby Golden Star will acquire all of the outstanding Common Shares and Convertible Securities, as described under the heading "The Arrangement - Details of the Arrangement".

Arrangement Agreement The arrangement agreement made as of November 11, 2005 between the Company and Golden Star, a copy of which is attached as Schedule B to this Circular, as it may be amended, restated and/or supplemented from time to time.

Arrangement Resolution The special resolution, the full text of which is set forth in Schedule A attached to this Circular, to be considered and, if deemed advisable, passed, with or without variation, by the Securityholders, voting together as a single class, at the Meeting.

Articles of Arrangement The articles of arrangement in the form prescribed under the CBCA to be filed with the Director to give effect to the Arrangement.

BDG BDG Goldfields Limited.

Beneficial Shareholder A Shareholder holding its Common Shares through an Intermediary, or otherwise not in its own name.

Bluestar Bluestar Management Inc., a company the principal of which is Michael A. Terrell, the president and chief executive officer and a director of the Company.

Board of Directors or Board The board of directors of the Company.

CBCA	The *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended from time to time.
Circular	This Information Circular as it may be amended, restated and/or supplemented from time to time.
Closing	The time and date of the completion of the Arrangement.
Code	The U.S. Internal Revenue Code of 1986, as amended.
Commissions	The securities commissions of the provinces and territories of Canada.
Common Shares	The Class A common shares in the capital of the Company.
Company	St. Jude Resources Ltd., a corporation existing under the CBCA.
Company Break Fee	The sum of $4 million payable by the Company to Golden Star if the Arrangement Agreement is terminated in certain instances as specified in the Arrangement Agreement. See "The Arrangement Agreement – Company Break Fee".
Company Compensation Options	The compensation options of the Company to purchase Common Shares issued pursuant to the terms of compensation option certificates and expiring on November 20, 2005.
Company Options	The outstanding and unexercised options to purchase Common Shares issued under the Company's Amended Incentive Stock Option Plan (2004) dated July 31, 2004.
Company Warrants	The outstanding and unexercised warrants to purchase Common Shares, dated November 20, 2003, exercisable at a price of $3.00 per Common Share until November 20, 2008.
Convertible Securities	The Company Options, Company Compensation Options and Company Warrants, collectively.
Convertible Securityholder	Holder of one or more Convertible Securities.
Court	The Supreme Court of British Columbia.
CRA	Canada Revenue Agency.
Depositary	CIBC Mellon Trust Company in its capacity as depository for the Common Shares and Convertible Securities under the Arrangement.

Director	The Director appointed under section 260 of the CBCA.
Dissenting Shareholder	A Shareholder who delivers a Notice of Dissent and validly exercises the right of dissent provided with respect to the Arrangement, as described under "Rights of Dissent."
Effective Date	The date the Plan of Arrangement becomes effective as established by the date of the certificate of arrangement giving effect to the Arrangement endorsed by the Director.
Effective Time	12:01 a.m. (Vancouver time) on the Effective Date.
Executive Employment Agreement	The employment agreement dated July 1, 2002 between the Company and Bluestar. See "Information Concerning the Company – Executive Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts".
Fairness Opinions	The Haywood Fairness Opinion and the Salman Fairness Opinion, collectively.
Final Order	The final order of the Court approving the Arrangement.
GAAP	Generally accepted accounting principles of Canada or the United States, as the context may so require.
Golden Star	Golden Star Resources Ltd., a corporation existing under the CBCA.
Golden Star Common Shares	The common shares in the capital of Golden Star.
Golden Star Convertible Securities	The Golden Star Options and Golden Star Warrants, collectively.
Golden Star Options	Options to purchase Golden Star Common Shares to be issued to holders of Company Options under the Arrangement.
Golden Star Warrants	Warrants to purchase Golden Star Common Shares to be issued to holders of Company Warrants under the Arrangement.
g/t	Grams per tonne.
Haywood	Haywood Securities Inc., one of the financial advisors to the Company.

Haywood Fairness Opinion	The fairness opinion on the Arrangement dated November 11, 2005, prepared by Haywood, a copy of which is attached as Schedule C to this Circular.
Indicated Mineral Resource	That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
Inferred Mineral Resource	That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.
Interim Order	The interim order of the Court dated November 17, 2005, providing, among other things, for the calling and holding of the Meeting, a copy of which is attached as Schedule D to this Circular.
Intermediary	A broker, intermediary, trustee or other person holding Common Shares on behalf of a Shareholder.
IRS	The United States Internal Revenue Service.
ITA	The *Income Tax Act* (Canada), as amended, and the regulations thereunder.
Letter of Transmittal	The form of letter of transmittal accompanying this Circular (printed on yellow paper).
Material Adverse Effect	Any change (including a decision to implement a change made by the directors or senior management of a party to the Arrangement Agreement or any of its subsidiaries), effect, event or occurrence in respect of the Company or Golden Star, as applicable, which has, or is reasonably expected to have, a material adverse effect on the business, affairs, properties, assets, liabilities, capitalization, operations, results of operations, prospects or condition (financial or otherwise) of the party and its subsidiaries taken as a whole, other than any change, effect, event or

occurrence relating to: (a) the global economy or securities markets in general; (b) the price of gold expressed in U.S. dollars; (c) the rate at which Canadian dollars or United States dollars can be changed for any foreign currency; (d) the gold mining industry in general and not specifically relating to or affecting such party; (e) the general political and business climate related to carrying on business in Ghana; and (f) any change in the trading price of the securities of a party immediately following and reasonably attributable to the disclosure of the Arrangement.

Measured Mineral Resource That part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Meeting The special meeting of Securityholders to be held on December 15, 2005 and any adjournment or postponement thereof.

Meeting Materials The Notice of Meeting, this Circular, the instruments of proxy, the Letter of Transmittal and other related materials.

Mineral Reserve The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resource A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

NI 43-101 National Instrument 43-101 - *Standards of Disclosure for Mineral Projects* of the Canadian Securities Administrators.

Notice of Dissent A validly delivered written objection to the Arrangement

	Resolution, as described under "Rights of Dissent."
Notice of Meeting	The notice of special meeting of Securityholders dated November 18, 2005.
NSR	Net smelter return royalty.
Plan of Arrangement	The plan of arrangement set out as Schedule 1 to the Arrangement Agreement which is attached as Schedule B to this Circular, and any amendments or variation thereto.
Pre-Merger Agreement	The pre-merger agreement dated September 27, 2005, between the Company and Golden Star, as amended. See "The Arrangement – Background to the Arrangement."
Probable Mineral Reserve	The economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
Proven Mineral Reserve	The economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
Record Date	October 28, 2005.
Salman	Salman Partners Inc., one of the financial advisors to the Company.
Salman Fairness Opinion	The fairness opinion on the Arrangement dated November 11, 2005 prepared by Salman, a copy of which is attached as Schedule C to this Circular.
SEC	The United States Securities and Exchange Commission.
Securities	The Convertible Securities and the Common Shares, collectively.
Securityholders	Convertible Securityholders and Shareholders, collectively.
Shareholder	A registered holder of one or more Common Shares.

Superior Proposal	An unsolicited and *bona fide* Acquisition Proposal which the Board determines in good faith, after consultation with its financial and legal advisors and after receiving written advice from counsel (copies of which will forthwith be provided to Golden Star, that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction: (i) more favourable to the Shareholders than the Arrangement; (ii) have a consideration with a value per Common Share greater than the value per Common Share provided by the Arrangement (as it may be amended pursuant to the Arrangement Agreement); (iii) that is reasonably capable of being completed within a reasonable period of time; and (iv) which is not contingent upon financing.
Transfer Agent	CIBC Mellon Trust Company, in its capacity as registrar and transfer agent for the Common Shares.
TSX	The Toronto Stock Exchange.
TSXV	The TSX Venture Exchange.
Warrantholder	A registered holder of one or more Company Warrants.
1933 Act	The United States *Securities Act of 1933*.
1934 Act	The United States *Securities Exchange Act* of 1934.

GENERAL INFORMATION FOR THE MEETING

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company expects that no solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. The Company does not reimburse Securityholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute forms of proxy.

Appointment of Proxies

The persons named in the accompanying form of proxy (printed on blue paper for Shareholders and on green paper for Convertible Securityholders) are directors and/or officers of the Company and are proxyholders nominated by the Board of Directors. **A Securityholder has the right to appoint a person to attend and act on its behalf at the Meeting other than the persons named in the enclosed instruments of proxy**. To exercise this right, a Securityholder must strike out the names of the nominees of management named in the instrument of proxy the Securityholder is signing and insert the name of its nominee in the blank space provided on the proxy. A person appointed as a proxyholder need not be a Securityholder of the Company.

A form of proxy will only be valid if it is duly completed and signed as set out below and then deposited with the office of the Transfer Agent at Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, V6C 3X1 (Fax no. (604) 688-4301), before 5:00 p.m. (Vancouver time) on December 13, 2005 or, if the Meeting is adjourned or postponed, before 5:00 p.m. (Vancouver time) on the day that is at least two business days preceding the date of the reconvening of any adjourned or postponed Meeting. Completed proxies may also be deposited with the Chair of the Meeting immediately prior to its commencement.

An instrument of proxy must be signed by the Securityholder or its attorney in writing or, if the Securityholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as many Shareholders do not hold their Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Shareholders appearing on the records maintained by the Transfer Agent as registered Shareholders will be recognized and allowed to vote at the Meeting. If a Shareholder's Common Shares are listed in an account statement provided to the Shareholder by a broker, in all likelihood those Common Shares are **not** registered in the Shareholder's name and that Shareholder is a Beneficial Shareholder. Such Common Shares are most likely registered in the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms. Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted at the Meeting at the direction of the Beneficial

Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients. **Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.**

Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings, and the vast majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to ADP Investor Communications ("ADP") in Canada. ADP typically prepares a machine-readable voting instructions form (a "VIF") instead of a proxy, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to ADP, usually by way of mail, the Internet or telephone. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the meeting by proxies for which ADP has solicited voting instructions. By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered Shareholder) how to vote the Beneficial Shareholder's Common Shares on the Beneficial Shareholder's behalf. For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF. A Beneficial Shareholder who receives a VIF cannot use that form to vote Common Shares directly at the Meeting. The VIF must be returned to ADP or such other Intermediary (or instructions respecting the voting of shares must otherwise be communicated to ADP or such other Intermediary) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of Common Shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the Common Shares which they beneficially own. **A Beneficial Shareholder receiving a VIF cannot use that form to vote Common Shares directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.** Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

All references to Securityholders in the Meeting Materials are to registered Securityholders unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered holders of Securities. If you are a Beneficial Shareholder and the Company or its agent has sent these Meeting Materials directly to you, your name and address and information about your holdings of the Company's securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. Please return your voting instructions as specified in the VIF.

Revocation of Proxies

A proxy may be revoked by:

(a) Signing a proxy bearing a later date and depositing it at the place and within the time before the Meeting aforesaid;

(b) Signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and either delivering the same to the Transfer Agent at Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, V6C 3X1 (Fax no. (604) 688-4301), at any time up to and including 5:00 p.m. (Vancouver time) on the last business day preceding the day of the Meeting at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting;

(c) Attending the Meeting and registering with the Scrutineer thereat as a Securityholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d) In any other manner provided by law.

Only registered Securityholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its proxy on its behalf.

Voting of Securities and Exercise of Discretion of Proxies

If a Securityholder specifies a choice with respect to any matter to be acted upon, the Common Shares or Convertible Securities represented by proxy will be voted by the proxyholder in accordance with those instructions on any ballot that may be called for. In the enclosed form of proxy, in **the absence of any instructions in the proxy, it is intended that the Securities represented thereby will be voted by the proxyholder, if a nominee of management, FOR and in favour of approving the Arrangement Resolution.** If any amendments or variations to such matter, or any other matters, are properly brought before the Meeting, the proxyholder, if a nominee of management, will exercise its discretion and vote on such matters in accordance with its best judgment.

The instruments of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder other than the nominees of management named in the instruments of proxy with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting. To enable a proxyholder to exercise its discretionary authority, a Securityholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon. This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this Circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

Voting Securities and Principal Holders Thereof

Only those Securityholders of record on the Record Date will be entitled to vote at the Meeting or any adjournment or postponement thereof, in person or by proxy. The Record Date should be distinguished from the Effective Date, which is expected to be on or about December 21, 2005.

Securityholders must be Securityholders on the Effective Date, and not the Record Date, to participate in the Arrangement.

Shareholders and Convertible Securityholders will vote together as a single class at the Meeting. On the Record Date, 42,909,674 Common Shares were issued and outstanding, each Common Share carrying the right to one vote. In addition, on the Record Date, 8,018,300 Convertible Securities were outstanding, each convertible or exercisable into one Common Share. Each Convertible Security carries the right to one vote for each Common Share issuable upon full exercise of the Convertible Security without reference to any vesting provisions or the exercise price thereof, determined as of the close of business (Vancouver time) on the Record Date.

To the best knowledge of the directors and senior officers of the Company, no Securityholder beneficially owns, directly or indirectly, or exercises control or discretion over, Securities carrying more than 10% of the voting rights attached to all outstanding Securities of the Company.

At the Meeting, a quorum will be constituted if at least two Shareholders or proxyholders are present in person and holding in person or by proxy not less than 10% of the Common Shares entitled to vote at the Meeting.

THE ARRANGEMENT

Purpose of the Arrangement

The purpose of the Arrangement is to facilitate the acquisition by Golden Star of all of the outstanding Common Shares and Convertible Securities, such that the Company will become a wholly-owned subsidiary of Golden Star. Both the Company and Golden Star have been active in the exploration and development of mineral properties in Ghana and other parts of West Africa for quite some time. As a result, management of both companies feel that the Arrangement involving the two companies will allow the resulting company to capitalize on the synergies expected to result from the Arrangement involving the two companies, in the form of greater growth opportunities, reduced costs and increased earnings.

Background to the Arrangement

The Company and Golden Star entered into the Arrangement Agreement on November 11, 2005 as a result of arm's length negotiations conducted between representatives of the Company and Golden Star, and their legal and financial advisors.

As far back as September 2003, Michael Terrell, the president and chief executive officer of the Company, and Peter Bradford, the president and chief executive officer of Golden Star, had informal discussions about the possibility of, and whether there was any interest in, merging the Company and Golden Star. This resulted in the Company and Golden Star entering into a mutual confidentiality agreement on October 27, 2003, and subsequently providing information to one another, including technical information about their respective properties and operations. Nothing definitive came of these discussions.

On January 24, 2005, the Company entered into a financial advisor services agreement with Salman whereby Salman and Haywood were engaged by the Company to evaluate and pursue relationships to enhance Shareholder value. Golden Star was included in the list of potentially interested parties provided by the Company to Salman and Haywood pursuant to the agreement.

Over the next months, further discussions ensued between Salman and Haywood and Golden Star's financial advisors, and directly between Messrs. Terrell and Bradford. Golden Star performed initial due diligence on the Company in March 2005. In late August 2005, the tenor of the discussions changed, as management of the two companies indicated to one another a willingness to determine if the terms of a merger of the two companies could be agreed to.

In September 2005, Golden Star presented the Company with a draft of the Pre-Merger Agreement. The Company and Golden Star, with the assistance of their respective legal and financial advisors, then commenced negotiation of the terms of the definitive Pre-Merger Agreement and provided formal access to each other to complete their respective due diligence investigations. Negotiations and the respective due diligence investigations were concluded on September 26, 2005. On that date, Salman and Haywood provided a verbal opinion to the Board of Directors that the Arrangement was fair, from a financial point of view, to the Shareholders. The Board of Directors unanimously approved the terms, and entering into, of the Pre-Merger Agreement on that date. The Company and Golden Star then entered into and executed the Pre-Merger Agreement and announced the Arrangement to the public on September 27, 2005.

Between September 27, 2005 and November 11, 2005, the Company and Golden Star, with the assistance of their respective legal and financial advisors, negotiated the terms of the Arrangement Agreement. On November 11, 2005, Salman and Haywood delivered the Fairness Opinions to the Board of Directors. On November 11, 2005, the Board unanimously approved the terms, and entering into, of the Arrangement Agreement, and authorized the submission of the Arrangement to Securityholders for consideration and approval and to the Court for approval.

Proposed Timetable for Arrangement

The anticipated timetable for the completion of the Arrangement and the key dates as proposed are as follows:

Meeting:	December 15, 2005
Final Court Approval:	December 19, 2005
Closing and Effective Date:	December 21, 2005

The Effective Date is an anticipated date. The Company and Golden Star will determine the Effective Date, based on their determination of when all conditions to the completion of the Arrangement are satisfied or waived by the party entitled to the benefit thereof. Notice of the actual Effective Date will be given to Shareholders through a press release when all conditions to the Arrangement have been met or waived and the Board of Directors is of the view that all elements of the Arrangement will be completed.

The foregoing dates may be amended by the Company and Golden Star in accordance with the terms of the Arrangement Agreement.

Details of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is included as Schedule 1 to the Arrangement Agreement, a copy of which is attached as Schedule B to this Circular.

On the Effective Date, the following steps will occur as an arrangement as contemplated in Section 192 of the CBCA, beginning at the Effective Time, one immediately after the other:

(a) Each issued and outstanding Common Share (other than Common Shares held by Dissenting Shareholders) will be exchanged for Golden Star Common Shares on the basis of 0.72 of a Golden Star Common Share for each Common Share held; provided, however, that no fractional Golden Star Common Shares will be issued to any Shareholder.

(b) Each Common Share held by a Dissenting Shareholder will be deemed to be transferred to the Company and will be immediately cancelled, and such Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of his or her Common Shares. See "Rights of Dissent".

(c) Each outstanding Company Option will be exchanged for a Golden Star Option and then the Company Option will be cancelled, with each Golden Star Option

being exercisable for that number of Golden Star Common Shares that is equal to the number of Common Shares that would otherwise have been issuable upon the exercise of the Company Option multiplied by 0.72 (rounded down to the nearest whole Golden Star Common Share) at an exercise price equal to the exercise price of the applicable Company Option divided by 0.72, provided that such Golden Star Option will expire on the date on which the respective Company Option was to expire pursuant to its terms unless such Company Option would expire on the completion of the Arrangement, in which case, subject to receipt of all necessary regulatory approvals, the expiry date of such Golden Star Option will be extended by 90 days.

(d) Each outstanding Company Warrant will be exchanged for a Golden Star Warrant and the Company Warrant will be cancelled, with each Golden Star Warrant being exercisable for that number of Golden Star Common Shares that is equal to the number of Common Shares that would otherwise have been issuable upon the exercise of the Company Warrant multiplied by 0.72 (rounded down to the nearest whole Golden Star Common Share) at an exercise price equal to the exercise price of the applicable Company Warrant divided by 0.72, provided that the Golden Star Warrant shall not expire prior to the date on which the Company Warrant was to expire pursuant to its terms.

No fractional Golden Star Common Shares will be issued under the Arrangement. Any fractional number of Golden Star Common Shares will be rounded down to the nearest whole number.

Fairness Opinions

Salman and Haywood were originally engaged by the Company on January 24, 2005 by letter agreement to provide financial advice to the Board and to specifically evaluate and pursue relationships with third parties to enhance Shareholder value. As part of their advisory services, the Company requested that Salman and Haywood each provide an opinion to the Board of Directors as to the fairness, from a financial point of view, to the Shareholders of the consideration to be paid to Shareholders by Golden Star pursuant to the Arrangement. Salman and Haywood delivered their opinions orally to the Board of Directors on September 26, 2005, and subsequently confirmed their respective opinions by delivery of written opinions to the Board of Directors on November 11, 2005, copies of which are attached to this Circular as Schedule C. Based upon and subject to the assumptions made and the matters respectively considered in the Salman Fairness Opinion and Haywood Fairness Opinion, **both Salman and Haywood are of the opinion that the consideration offered to Shareholders by Golden Star pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.**

Notwithstanding the foregoing statement, neither the Salman Fairness Opinion nor the Haywood Fairness Opinion constitutes a recommendation to Shareholders concerning their votes with respect to the Arrangement Resolution. In rendering their respective fairness opinions, both Salman and Haywood relied, without independent verification, on financial and other information that was obtained from public sources or that was provided to Salman and Haywood by the Company, Golden Star and their respective affiliates and advisors or otherwise. Both Salman and Haywood have assumed that this information was complete and accurate as at the

date prepared and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading.

Salman is an independent investment dealer serving institutional, corporate and individual clients. Salman has participated in merger and acquisition transactions and is experienced in preparing fairness opinions, particularly within the resource sectors. The Salman Fairness Opinion represents the opinion of Salman as a firm. The form and content thereof has been approved for release by a committee of officers of Salman, representatives of which are experienced in mergers and acquisitions, the mining industry, capital markets and fairness opinion matters.

Haywood is an independent investment banking firm with operations in corporate finance, equity sales and trading, and investment research. Haywood provides services to companies in the mining and exploration industry directly through investment banking professionals based in its Vancouver, Toronto and London offices and through its mining research analysts. Haywood has participated in a significant number of transactions involving mining and exploration companies and its investment banking professionals have extensive experience in preparing valuations and fairness opinions. The form and content of the Haywood Fairness Opinion has been reviewed and approved by a committee of officers of Haywood. The committee personnel are professionals experienced in providing fairness opinions for mergers and acquisitions as well as providing capital markets advice.

The full text of the Salman Fairness Opinion and Haywood Fairness Opinion, both of which set forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken, are reproduced as Schedule C to this Circular. Both of the Fairness Opinions should be read in their entirety by Shareholders. The summary of the Salman Fairness Opinion and Haywood Fairness Opinion provided in this Circular is qualified in its entirety by reference to the full text of the Salman Fairness Opinion and Haywood Fairness Opinion, as the case may be.

The Company has agreed to pay both Salman and Haywood fees for providing their services as financial advisors, including fees that are contingent on the completion of the Arrangement. The Company has also agreed to reimburse Salman and Haywood for their reasonable out-of-pocket expenses and indemnify them in respect of certain liabilities that they may incur in connection with the provision of their services.

Salman advises that in the ordinary course of its business it may actively trade in Company Common Shares, Company Compensation Options, Company Warrants and Golden Star Common Shares, for its own account and the accounts of its customers, and may at any time hold long or short positions therein.

Haywood advises that it acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or Golden Star and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Haywood conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Golden Star or the Arrangement.

As at November 14, 2005, Salman owns no Common Shares and 450,000 Company Compensation Options and Haywood owns no Common Shares and 218,815 Company Compensation Options.

Recommendation of the Board of Directors

The Board of Directors has reviewed the terms and conditions of the Arrangement and concluded that the terms thereof are fair and reasonable to, and in the best interests of, the Securityholders.

By resolution dated November 11, 2005, the Board of Directors unanimously approved the Arrangement and authorized submission of the Arrangement to the Securityholders for consideration and approval and to the Court for approval.

The decision of the Board of Directors was reached after consideration of a number of factors, including the following:

(a) The exchange ratio of 0.72 Golden Star Common Shares for every Common Share which, based upon the closing price of Golden Star Common Shares on the TSX of $4.30 on September 26, 2005 (the trading day immediately prior to the announcement of the Arrangement) implied a purchase price of $3.10 per Company Share, representing a premium of approximately 38% to the previous 20-day average closing price (ending on September 26, 2005) of the Common Shares on the TSXV.

(b) Management believes that the Company's objective of bringing its mineral properties into production will be more easily achieved as a part of Golden Star than it would on a stand-alone basis.

(c) The Arrangement will enable the Securityholders to participate in the future prospects of Golden Star, which will include the Company.

(d) Golden Star has a significantly larger market capitalization than the Company and the Golden Star Common Shares have greater liquidity than the Common Shares.

(e) Current industry, economic and market conditions and trends.

(f) Historical market prices and trading information with respect to the Common Shares and the Golden Star Common Shares.

(g) Information regarding the business, operations, property, assets, financial performance and condition, operating results and prospects of the Company and Golden Star.

(h) The likelihood that the transactions contemplated in the Arrangement would be completed.

(i) The Fairness Opinions, which concluded that the consideration offered to Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.

(j) The terms of the Arrangement Agreement, which permit the Board of Directors to consider and respond to a Superior Proposal subject to the payment of the Company Break Fee to Golden Star in certain circumstances.

(k) The requirement that the Arrangement Resolution be passed by at least two-thirds of the votes cast by the Securityholders, voting together as a single class, present in person or represented by proxy at the Meeting.

(l) The procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which the fairness of the Arrangement will be considered.

(m) The availability of rights of dissent to the registered Shareholders with respect to the Arrangement.

THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ARRANGEMENT AND DETERMINED THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SECURITYHOLDERS AND IS FAIR TO ALL SHAREHOLDERS, AND RECOMMENDS THAT ALL SECURITYHOLDERS VOTE <u>FOR</u> AND IN FAVOUR OF THE ARRANGEMENT RESOLUTION, THEREBY APPROVING THE IMPLEMENTATION OF THE ARRANGEMENT.

Support Agreements

Each of the directors and officers of the Company and two employees of the Company, who hold an aggregate of 2,839,502 Common Shares (6.6% of the issued and outstanding Common Shares), nil Company Warrants and 3,118,300 Company Options (88.6% of the issued and outstanding Company Options) have entered into support agreements with Golden Star (the "Support Agreements") pursuant to which such persons have agreed not to transfer any of their Common Shares or Convertible Securities without Golden Star's prior written consent, to vote <u>for</u> and in favour of the Arrangement and to otherwise support the Arrangement, subject to the provisions of the Support Agreements. The Support Agreements may be terminated by any of the parties thereto if the Arrangement Agreement is terminated.

Interests of Certain Persons in the Arrangement

Except for their interest in the Arrangement as Securityholders (which is the same as all other Securityholders) and as set out below, the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting:

(a) each person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year; and

(b) each associate or affiliate of any of the foregoing.

Pursuant to the Executive Employment Agreement, Bluestar, a company the principal of which is Michael A. Terrell, the president and chief executive officer and a director of the Company, is provided with certain rights upon a change of control of the Company. The transactions

contemplated by the Arrangement will constitute a change of control of the Company for purposes of the Executive Employment Agreement. The Company will be required to pay Bluestar an amount equal to 12 times the amount of Bluestar's then current monthly remuneration multiplied by a fraction, the numerator of which will be six plus one for each year since 1987 and the denominator will be 12, if the agreement is terminated or Mr. Terrell resigns as a result of certain changes affecting his employment within the first 24 months following a change of control of the Company. Accordingly, if the Executive Employment Agreement is terminated or Mr. Terrell resigns in connection with the Arrangement, approximately $500,000 will be payable to Bluestar. It is expected that Mr. Terrell will resign as of the Effective Time and that this amount will be payable to Bluestar.

See "Information Concerning the Company – Executive Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts".

Procedure for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA, and the following procedural steps must be taken in order for the Arrangement to become effective:

(a) The Court must grant the Final Order approving the Arrangement;

(b) All conditions precedent to the Arrangement, including without limitation those contained in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(c) The Articles of Arrangement must be filed with and accepted by the Director.

Required Approvals

Securityholder Approval of Arrangement

As provided in the Interim Order, before the Arrangement can be implemented, the Arrangement Resolution, with or without variation, must be passed by at least two-thirds of the votes cast in respect thereof by the Securityholders, voting together as a single class, at the Meeting either present in person or represented by proxy. A copy of the Arrangement Resolution is attached as Schedule A to this Circular.

Shareholders and Convertible Securityholders will vote together as a single class at the Meeting. Each Common Share carries the right to one vote. Each Convertible Security carries the right to one vote for each Common Share issuable upon full exercise of the Convertible Security, without reference to any vesting provisions or the exercise price thereof, determined as of the close of business (Vancouver time) on the Record Date.

The Board of Directors has unanimously approved the Arrangement and recommends that Securityholders vote <u>FOR</u> and in favour of the Arrangement Resolution, and the persons named in the enclosed forms of proxy intend to vote for such approval at the Meeting unless otherwise directed by the Securityholders appointing them.

Court Approval of Arrangement

The CBCA requires that the Company obtain court approval to proceed with the Arrangement. Prior to the mailing of this Circular, the Company obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached to this Circular as Schedule D. The Notice of Application for the Final Order is attached to this Circular as Schedule E.

As provided in the Notice of Application, the hearing in respect of the Final Order is scheduled to take place on December 19, 2005, before the Court at 800 Smithe Street, Vancouver, British Columbia, subject to Securityholder approval of the Arrangement at the Meeting. At this hearing, all Shareholders who wish to participate or be represented or present evidence or argument may do so, subject to filing a Notice of Appearance and satisfying other requirements. A Shareholder wishing to appear before the Court should seek legal advice.

The Court has broad discretion under the CBCA when making orders in respect of the Arrangement and the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.

Depositary

The Company and Golden Star have retained the services of the Depositary for the receipt of the Letters of Transmittal and the certificates representing Common Shares or Company Warrants and for the delivery and payment of the consideration payable for the Securities under the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities law and expenses in connection therewith.

Procedures for Exchange of Certificates by Shareholders and Warrantholders

Enclosed with this Circular is a Letter of Transmittal (printed on yellow paper). The Letter of Transmittal, when properly completed and duly executed and returned together with certificates for Common Shares or Company Warrants, as the case may be, and all other required documents, will enable (i) each Shareholder to obtain a certificate representing Golden Star Common Shares issued under the Arrangement to such Shareholder on the basis of 0.72 of a Golden Star Share for every Common Share previously held and represented by the deposited share certificates (rounded down to the nearest whole Golden Star Common Share), and (ii) each Warrantholder to obtain a certificate representing the Golden Star Warrants issued under the Arrangement to such holder with each Golden Star Warrant being exercisable for that number of Golden Star Common Shares that is equal to the number of Common Shares that would otherwise have been issuable upon the exercise of the Company Warrant multiplied by 0.72 (rounded down to the nearest whole Golden Star Common Share) at an exercise price equal to the exercise price of the Company Warrant divided by 0.72. No fractional Golden Star Common Shares, Golden Star Warrants or Golden Star Options will be issued under the Arrangement.

Any use of the mail to transmit a certificate for Common Shares or Company Warrants and a related Letter of Transmittal is at the risk of the Securityholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

Whether or not Securityholders forward the certificates representing their Common Shares or Company Warrants upon completion of the Plan of Arrangement on or before the Effective Date, Securityholders will cease to be Securityholders as of the Effective Date and will only be entitled to receive the certificates representing that number of Golden Star Common Shares or Golden Star Warrants to which they are entitled under the Plan of Arrangement or, in the case of Dissenting Shareholders, the right to receive fair value for their Common Shares in accordance with the dissent procedures. See "Rights of Dissent".

Certificates representing the appropriate number of Golden Star Common Shares or Golden Star Warrants issuable to a former Securityholder who has complied with the procedures set out above will, as soon as practicable after the later of the Effective Date and delivery to the Depositary of the duly completed and executed Letter of Transmittal, certificate(s) representing the Common Shares or Company Warrants, as applicable, and all other required documents, (i) be forwarded to the Securityholder at the address specified in the Letter of Transmittal by first class mail, postage prepaid, or (ii) be made available at the principal offices of the Depositary in Vancouver for pick up by the Securityholder if requested by the Securityholder in the Letter of Transmittal.

Where a certificate for Common Shares has been destroyed, lost or mutilated, the Shareholder should immediately contact the Depositary, at 1-800-387-0825 in North America (toll free) or 416-643-5500 outside of North America (collect calls accepted), regarding the issuance of a replacement certificate upon the Shareholder satisfying such requirements as may be imposed by the Company or the Depository in connection with issuance of the replacement certificate.

Where a certificate for Company Warrants has been destroyed, lost or mutilated, the Warrantholder should immediately contact the Company, at (604) 940-6565 regarding the issuance of a replacement certificate upon the Warrantholder satisfying such requirements as may be imposed by the Company in connection with the issuance of the replacement certificate.

It is recommended that Securityholders complete, sign and return the Letters of Transmittal with accompanying Common Share or Company Warrant certificates to the Depositary as soon as possible, and preferably prior to 5:00 p.m. (Vancouver time) on December 13, 2005.

Beneficial Securityholders should contact their Intermediary for instructions and assistance in providing details for registration or delivery of their Golden Star Common Shares or Golden Star Warrants.

Procedures for Exchange of Company Options

A holder of Company Options at the Effective Time shall be entitled to receive an instrument representing the Golden Star Options to which such holder is entitled pursuant to the Arrangement as soon as practical after the Effective Date upon delivery to the Depositary of such documents and instruments, if any, as the Depositary or Golden Star may reasonably require, and each and every certificate, document, agreement or other instrument, if any, formerly representing the Company Options will be and will be deemed to be cancelled, void and of no

further force and effect without any further authorization, act or formality. The Depositary will register and make available or send by first class mail (postage prepaid) an instrument representing Golden Star Options registered in the name, and to the last address of, each former holder of Company Options as registered in the books and records of the Company. Unless otherwise requested or directed by the Depository or Golden Star, a holder of a Company Option is not required to submit a Letter of Transmittal.

Extinction of Rights

Any certificate representing Common Shares or Company Warrants which immediately prior to the Effective Time represented outstanding Common Shares or Company Warrants that were not deposited (together with all other instruments required by the Company and/or the Depositary) pursuant to the Arrangement on or prior to the sixth anniversary of the Effective Date, will cease to represent a claim or interest of any kind or nature as a Securityholder or for the receipt of Golden Star securities or other consideration. On such date, the consideration to which the former holder of the certificate(s) representing Common Shares or Warrants would have been entitled to receive will be deemed to have been surrendered for no consideration to Golden Star, together with all entitlements to dividends, distributions and any interest thereon held for such former holder.

REGULATORY MATTERS

Canadian Securities Law Matters

The Golden Star Common Shares, Golden Star Options and Golden Star Warrants to be issued pursuant to the Arrangement and the Golden Star Common Shares into which the Golden Star Options and Golden Star Warrants are exercisable will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws and will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) in Canada under applicable securities laws of the provinces and territories of Canada, subject to the usual conditions that no unusual effort is made to prepare the market for any such resale or to create a demand for the securities which are subject to any such resale, no extraordinary commission or consideration is paid in respect thereof and if the seller is an insider or officer it has no reasonable grounds to believe that Golden Star is in default of securities legislation.

U.S. Securities Law Matters

The proposed issuances of Golden Star Common Shares, Golden Star Options and Golden Star Warrants to Securityholders are considered to be "offers" or "sales" of securities subject to the registration requirements of Section 5 of the 1933 Act. Golden Star therefore seeks to rely upon the securities registration exemption set forth in Section 3(a)(10) of the 1933 Act with respect to the various issuances of securities pursuant to the Arrangement. The consequences to the Company's current Securityholders are set out below.

In the event that the Arrangement is completed, the resulting issuance of Golden Star Common Shares, Golden Star Options and Golden Star Warrants will not be registered under Section 5 of the 1933 Act or the securities laws of any state of the United States, but will instead be effected in reliance on the registration exemption provided by Section 3(a)(10) of the 1933 Act and

exemptions provided under applicable state securities laws. The Golden Star Common Shares, Golden Star Options and Golden Star Warrants received by Securityholders in the Arrangement will generally be resaleable without securities laws restriction except with respect to certain Securityholders.

With respect to Golden Star Common Shares, Golden Star Options and Golden Star Warrants issued to Securityholders upon closing of the Arrangement, persons who are not affiliates of either the Company or Golden Star *prior* to the Arrangement and who are not affiliates of Golden Star *after* the Arrangement, subject to applicable Canadian requirements, may resell their Golden Star securities without restriction under the 1933 Act. Rule 144 under the 1933 Act defines an "affiliate" of an issuer as "a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such issuer." Typically, persons who are executive officers, directors or major shareholders of an issuer are considered to be its affiliates.

Persons who *are* affiliates of either the Company or Golden Star prior to the Arrangement may not resell their Golden Star Common Shares, Golden Star Options, or Golden Star Warrants in the absence of registration under the 1933 Act, unless, as discussed below, an exemption from registration is available.

Persons who are affiliates of either the Company or Golden Star at the time of the Arrangement, and are affiliates of Golden Star *after* the Arrangement, will be entitled to resell, during any three-month period, that number of Golden Star Common Shares, Golden Star Options, and Golden Star Warrants that does not exceed the greater of one percent of the then outstanding securities of such class (as such class is determined under the SEC's rules) or, in the case of Golden Star Common Shares, the average weekly trading volume of such shares on the AMEX during the four-week period preceding the date of sale, all subject to certain restrictions on the manner of sale, notice requirements, aggregation rules and the availability of public information about Golden Star.

Persons who are affiliates of either the Company or Golden Star *prior* to the Arrangement, but are *not* affiliates of Golden Star *after* the Arrangement, may resell their Golden Star Common Shares, Golden Star Options or Golden Star Warrants without regard to the volume and manner of sale limitations set forth in the preceding paragraph, so long as they hold their Golden Star Common Shares, Golden Star Options or Golden Star Warrants for a period of one year from the date of the Arrangement, subject to the availability of certain public information about Golden Star.

Finally, persons who are affiliates of either the Company or Golden Star prior to the Arrangement and are not, and have not been during the three-month period preceding the resale, an affiliate of Golden Star after the Arrangement, may resell their securities without regard to the restrictions set forth in the preceding two paragraphs, so long as they hold their Golden Star Common Shares, Golden Star Options or Golden Star Warrants for a period of two years from the date of the Arrangement.

The exemption provided by Section 3(a)(10) of the 1933 Act will not be available for the issuance of shares upon the exercise of Golden Star Options or Golden Star Warrants. As a result, Golden Star Options and Golden Star Warrants may not be exercised by or on behalf of a person in the United States, and the shares issuable upon their exercise may not be offered or

sold in the United States, unless the resale of such shares is the subject of registration under the 1933 Act and applicable state securities laws, or an exemption is available from such registration requirements. As part of the Arrangement Agreement, Golden Star has agreed to file, within 60 days of the Effective Time, a registration statement with the SEC to allow the resale of Golden Star Common Shares, acquired on the exercise of Golden Star Options and Golden Star Warrants, to use its best efforts to cause such statement to be declared effective, and to thereafter maintain its effectiveness for a period of 24 months.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the Golden Star Common Shares, Golden Star Options and Golden Star Warrants received upon completion of the Arrangement. Holders of these securities may be subject to additional restrictions including, but not limited to, restrictions under written contracts, agreements or instruments to which they are parties or are otherwise subject, and restrictions under applicable securities laws of all U.S. states. All holders of Golden Star's securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

The solicitation of proxies under the Arrangement is not subject to the requirements of Section 14(a) of the 1934 Act; accordingly, this Circular has been prepared in accordance with the disclosure requirements of Canadian law. Such requirements are different than those of the United States applicable to proxy statements under the 1934 Act. The financial statements included herein have been prepared in accordance with Canadian GAAP, are subject to Canadian auditing and auditor-independence standards, and may not be comparable in all respects to financial statements of United States companies.

The securities to be issued in connection with the Arrangement have not been approved or disapproved by the SEC or securities regulatory authorities of any state of the United States, nor has the SEC or securities regulatory authority of any state in the United States passed on the adequacy or accuracy of this circular. Any representation to the contrary is a criminal offence.

THE ARRANGEMENT AGREEMENT

On November 11, 2005, the Company and Golden Star entered into the Arrangement Agreement, under which it was agreed that Golden Star would acquire all of the issued and outstanding Common Shares and Convertible Securities pursuant to the Arrangement. Pursuant to the Arrangement Agreement, Golden Star has agreed to exchange Golden Star Common Shares, Golden Star Options and Golden Star Warrants for Common Shares, Company Options and Company Warrants, respectively, as more particularly described under the heading "The Arrangement - Details of the Arrangement".

The following description of certain material provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is attached as Schedule B to this Circular.

Conditions Precedent to the Arrangement

The Arrangement Agreement provides that if any condition to the completion of the Arrangement is not satisfied or waived by a party on or before December 21, 2005 (or any earlier date by which the condition must be satisfied), then the party entitled to the benefit of such condition may terminate the Arrangement Agreement, provided that the terminating party is not in material breach of any of its representations, warranties and covenants.

Mutual Conditions Precedent

The Arrangement Agreement provides that the obligations of both parties to complete the Arrangement are subject to the fulfillment or waiver of the following customary mutual conditions on or before the Effective Date, or such other time as specified: (a) the Interim Order not being set aside or modified in an unacceptable manner and any additional conditions imposed by the Interim Order being satisfied; (b) the approval of the Arrangement Resolution at the Meeting in accordance with the Interim Order and applicable laws; (c) the Final Order being granted in acceptable form and substance and not being set aside or modified in an unacceptable manner; (d) no proceeding of a judicial or administrative nature or which is directly or indirectly related to the Arrangement being brought which could reasonably be expected to result in a Material Adverse Effect on the party to which it applies or which could interfere with the completion of the Arrangement; (e) all regulatory and other approvals having been obtained on terms which will not cause a Material Adverse Effect on either party; (f) the Golden Star Common Shares to be issued to the Shareholders pursuant to the Arrangement being approved for listing on the TSX and the AMEX and not being subject to any statutory hold period (subject only to restrictions on control block distributions) under applicable securities laws in Canada; (g) the Effective Date occurring on or before December 21, 2005, or such later date (but in any case not later than March 16, 2006) as the parties may agree upon; and (h) the Arrangement Agreement not being terminated.

Several Conditions Precedent

The Arrangement Agreement provides that the obligation of each party to complete the Arrangement is subject to the fulfillment or waiver by the other party of the following conditions on or before the Effective Date, or such other time as specified: (a) the representations and warranties made by one party to the other are true and correct in all material respects and each of the parties has complied in all material respects with its covenants contained in the Arrangement Agreement and delivered a certificate to the foregoing effect; (b) prior to the Effective Date, there has been no occurrence which, in the reasonable judgment of the other party, has a Material Adverse Effect on the other party and/or its subsidiaries, on the Arrangement or on the combined business that will result from the completion of the Arrangement; and (c) a party has not become aware of any misrepresentation in any document filed by or on behalf of the other party or provided by that party to the other party.

Additional Conditions in Favour of Golden Star

In addition, the obligations of Golden Star to complete the Arrangement are subject to certain additional conditions in its favour including, among others, that: (a) the support agreements entered into with certain directors, senior officers and other holders of Securities have not been breached; (b) the Board of Directors has unanimously recommended the Arrangement to

Securityholders, and has not withdrawn or changed such recommendation in a manner adverse to Golden Star or the Arrangement; (c) Golden Star has received resignations and releases from certain directors and personnel of the Company; (d) holders of no greater than 5% of the outstanding Common Shares have dissented to the Arrangement; (e) all applications for the acquisition of mineral properties or licenses made by or on behalf of the Company are for the benefit of the Company; (f) the Company has taken all actions to cause the shares of Yatenga Holdings Limited registered and held by Michael A. Terrell in trust for the Company to be transferred as Golden Star directs; (g) Golden Star has received from the Company a legal opinion from Company's counsel in respect of the Hwini-Butre property, evidence of certain governmental approvals and certain other documents related to the Hwini-Butre property and the transfer of the interests of former holders therein (including settlement of the litigation and appeal related thereto); (h) Golden Star has received from its legal counsel a legal opinion in respect of the Hwini-Butre property and related matters; and (i) Golden Star has received evidence that BDG has obtained necessary corporate approvals to ratify certain agreements with the Company by a prescribed date.

Representations and Warranties

The Arrangement Agreement contains representations and warranties on the part of the Company relating to matters that include, among others: organization and good standing; ownership of its subsidiaries; reporting issuer status; accuracy of financial statements and public disclosure documents; capacity to carry on business; solvency; capitalization; authority to enter into the Arrangement Agreement; absence of defaults under material contracts; absence of certain changes or events; material contracts; books and records; tax matters; litigation matters; employees; termination rights and other employee payments; labour matters; employee benefit plans; compliance with laws and absence of investigations; absence of cease trade orders; insurance matters; completeness of minute books; compliance with environmental laws; title to assets; validity of certain powers of attorney; and finder's fees.

The Arrangement Agreement also contains representations and warranties of Golden Star relating to matters that include, among others: organization and good standing; ownership of its subsidiaries; reporting issuer status; accuracy of financial statements and public disclosure documents; solvency; capitalization; authority to enter into the Arrangement Agreement; absence of defaults under material contracts; absence of certain changes or events; litigation matters; compliance with laws and absence of investigations; and absence of cease trade orders.

Covenants

Business Covenants of the Company

The Company covenants in the Arrangement Agreement that, among other things, it (a) will, and will cause each of its subsidiaries to, conduct business only in the usual course consistent with past practice, and will not and not allow any subsidiary to make certain commitments (without Golden Star's consent), make any changes to senior management or senior personnel and make any decision which could be material to the business of the Company and/or any subsidiary or which could reasonably be expected to have a Material Adverse Effect; (b) will not, and not permit any subsidiary to (i) issue, dispose of, redeem, purchase or encumber their respective securities (other than in certain instances) or any material assets, (ii) amend or take any actions with respect to their constating documents, (iii) make changes to their respective shares or make

any payments thereon, (iv) reorganize, amalgamate or merge with any other person, (v) settle any claims or liabilities or modify any material contractual rights, or (vi) provide any guarantees or become committed for any indebtedness; (c) will not, and cause each of its subsidiaries not to, make any material decisions or take any material actions with respect to the development of any mining project without fully informing Golden Star and attempting to achieve a mutual understanding and agreement; (d) will not, and cause each of its subsidiaries not to, enter into or modify any existing remuneration terms or employee benefit plans or any of their respective employment or consulting agreements; (e) will use its reasonable commercial efforts, and cause its subsidiaries to use their respective reasonable commercial efforts, to maintain their current insurance policies; (f) will use its reasonable commercial efforts, and cause each of its subsidiaries to use their respective reasonable commercial efforts, to preserve intact business organization and goodwill and maintain existing business and employee relationships and not take not take any action that would render any material representation or warranty in the Arrangement Agreement untrue (and notify Golden Star if this occurs) and notify Golden Star of any Material Adverse Effect, any material third party complaints, investigations or hearings; (g) will not, and cause each of its subsidiaries not to, settle or compromise any claims of any holder of its securities in connection with the Arrangement; (h) will not, and not permit any of its subsidiaries to, take any action which would be inconsistent with the terms of the Arrangement Agreement or interfere with the completion of the Arrangement; (i) will not make certain changes to existing accounting practices; (j) will not, and cause its subsidiaries not to, take actions with respect to certain tax matters or the winding up, liquidation or dissolution of any such entity; (k) will not, and will cause any person with the power under a certain power of attorney related to the Hwini-Butre property to not, exercise any power thereunder without the prior written consent of Golden Star; (l) will obtain certain prescribed powers of attorney in favour of the Company or such other person as is acceptable to Golden Star prior to a specified date and will not, and will cause any person with power under such powers of attorney to not, exercise any power thereunder without the prior written consent of Golden Star and will only exercise any such power as directed by Golden Star; and (m) will notify Golden Star of and provide materials to Golden Star in respect of meetings of shareholders or members of BDG and use its best efforts to ensure that a representative or counsel of Golden Star can attend all such meetings.

Business Covenants of Golden Star

Golden Star covenants in the Arrangement Agreement that, among other things, it: (a) will, and will cause each of its subsidiaries to, conduct business only in the usual course consistent with past practice, and will not and will not allow any subsidiary to, without the prior written consent of the Company (such consent not to be unreasonably withheld), undertake or make any decision or action which could be material or which could reasonably be expected to have a Material Adverse Effect; (b) will not, and not permit any of its subsidiaries to, take any action which would be inconsistent with the terms of the Arrangement Agreement or interfere with the Arrangement; (c) will notify the Company of any breach of the Arrangement Agreement or any Material Adverse Effect or potential Material Adverse Effect; (d) will not directly or indirectly without the Company's prior consent make any amendment to its constating documents which would have a material adverse impact on the ability of Golden Star to consummate the Arrangement or change its share capital; (e) will not split, combine, subdivide or reclassify any of its capital stock; and (f) will not permit any of its subsidiaries to reorganize, recapitalize, consolidate, dissolve, liquidate, amalgamate or merge with any other person where such action

would have a material adverse impact on the ability of Golden Star to consummate the Arrangement.

Company Covenants Regarding Non-Solicitation

In the Arrangement Agreement, the Company agrees not to, and to not permit any of its subsidiaries to, directly or indirectly, through any officer, director, employee, advisor, representative or agent, or otherwise (a) solicit, initiate, facilitate, engage in or respond to or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or transactions involving the Company and/or its subsidiaries regarding any Acquisition Proposal; (b) encourage or participate in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal; (c) accept or approve or recommend, or agree to accept, approve or recommend, any Acquisition Proposal or potential Acquisition Proposal; or (d) cause the Company to enter into any agreement, arrangement or understanding related to any Acquisition Proposal or potential Acquisition Proposal; provided, however, that nothing contained in the Arrangement Agreement will prevent the Board of Directors from considering, negotiating, approving or recommending a Superior Proposal.

The Company also has agreed to immediately terminate any existing discussions or negotiations with any person (other than Golden Star) with respect to any potential Acquisition Proposal and cease to provide any other person with access to information concerning the Company and its subsidiaries and exercise all rights it has to require the return of all confidential information from each such person, and not to release or permit the release of any person from, or waive, any confidentiality, non-solicitation or standstill agreement to which such person is a party, unless the Board has determined that such person has made a Superior Proposal. The Company will promptly notify Golden Star of any Acquisition Proposal or any amendment to an Acquisition Proposal it receives directly or indirectly, or of any request for non-public information in connection with such an Acquisition Proposal.

If the Company receives a request for non-public information from a person who has made or intends to make an Acquisition Proposal and the Board of Directors determines in good faith after consultation with financial and legal advisors that such Acquisition Proposal is, or if made would be, a Superior Proposal, then the Company may, subject to the execution by such person of a confidentiality agreement, provide such person with access to non-public confidential information regarding the Company. The Company must also provide Golden Star with the relevant details.

Notice of Superior Proposal Determination

The Arrangement Agreement provides that if the Company has fully complied with its covenants regarding non-solicitation, it may accept, approve, recommend or enter into an agreement in respect of an Acquisition Proposal and withdraw or modify in a manner adverse to Golden Star its recommendation of the approval of the Arrangement, if it:

(a) Provides to Golden Star (i) written notice that the Board of Directors has determined that it has received and is prepared to accept a Superior Proposal; (ii) a copy of any agreement or other document in respect of such Superior Proposal not less than five full business days prior to acceptance of the Superior Proposal

by the Board; and (iii) if the Acquisition Proposal includes non-cash consideration, the value or range of values attributed thereto by the Board of Directors, in good faith after consultation with its financial advisors;

(b) Provides Golden Star with an opportunity (but not the obligation), before the expiration of such five business day period, to propose to amend the Arrangement Agreement to provide for consideration having a value equivalent to or more favourable to the Shareholders than that of the Superior Proposal; and

(c) Terminates the Arrangement Agreement and pays to Golden Star the Company Break Fee.

In the event Golden Star agrees to amend the Arrangement Agreement, the Board of Directors will consider the terms of the proposed amendment, and (i) if the Board in good faith concludes that the Superior Proposal is no longer a Superior Proposal, the Company will not implement the proposed Superior Proposal and will not terminate the Arrangement Agreement and will agree to the proposed amendments to the Arrangement Agreement; or (ii) if the Board concludes in good faith and after consultation with, and receiving advice from its financial, legal and other advisors, that the Acquisition Proposal would nonetheless remain a Superior Proposal, the Company will terminate the Arrangement Agreement and concurrently pay Golden Star the Company Break Fee, and only then may the Company enter into an agreement in order to implement the Superior Proposal.

Mutual Covenants in Respect of the Arrangement

In connection with implementing the Arrangement Agreement, each of the Company and Golden Star has provided certain customary covenants to the other party that, among other things, require each party to take in a timely manner all necessary actions in order to enable it to participate in and effect the Arrangement (including co-operating in making all applicable regulatory filings), to use all commercially reasonable efforts to satisfy the conditions precedent to the obligations of the other party and to take all other actions and do all other things necessary under applicable laws to complete the Arrangement.

Specific Covenants of the Company Regarding the Arrangement

The Company also has agreed in the Arrangement Agreement that it will, among other things, (a) in a timely and expeditious manner (i) convene and hold (and not adjourn, postpone, cancel or fail to call, subject to certain exceptions) the Meeting, (ii) solicit proxies to be voted at the Meeting in favour of the Arrangement, and (iii) use its commercially reasonable efforts to take all other action that is necessary or desirable to secure the requisite approval of the Arrangement Resolution by the Securityholders; (b) subject only to a Superior Proposal determination and the fiduciary duties of the Board of Directors, recommend to the Securityholders that they approve the Arrangement and not adversely change or withdraw such recommendation; (c) use its reasonable best efforts to cause all directors, officers and senior management of the Company who will not be retained to resign and provide a release on the Effective Date; (d) advise Golden Star at certain times as to the aggregate tally of the proxies and votes and dissent notices (if any) received in respect of the Arrangement Resolution; and (e) use its best efforts to provide specified documents, and will provide certain other specified documents, contemplated under "The Arrangement Agreement - Conditions Precedent to the Arrangement - Additional

Conditions in Favour of Golden Star" and to cause all actions to be taken to facilitate the provision of such documents.

Covenants of Golden Star Regarding the Arrangement

Golden Star has agreed in the Arrangement Agreement that it will use its commercially reasonable efforts to (a) ensure that the Golden Star Common Shares to be issued to the Shareholders as consideration for their Common Shares are not subject to any statutory hold period (subject only to restrictions on control block distributions) under applicable securities laws in Canada; (b) make certain severance payments to the officers and directors of the Company; and (c) within 60 days following the Effective Date, file one or more registration statements under the provisions of the 1933 Act and thereafter use its best efforts to cause the effectiveness thereof (for 24 months) in order that the Golden Star Common Shares resulting from the exercise or conversion of Golden Star Options and Golden Star Warrants issued under the Arrangement can be publicly resold in compliance with the 1933 Act.

Termination

The Arrangement Agreement may be terminated immediately:

(a) By mutual written consent;

(b) By either party, upon providing written notice to the other:

   (i) if the other party is in breach in any material respect of any of its representations, warranties or covenants contained in the Arrangement Agreement and such breach is not capable of being cured or is not cured within three business days;

   (ii) if any of the conditions for the benefit of the terminating party are not satisfied or waived on or before December 21, 2005 (or such later date (but in any case, not later than March 16, 2006) as the parties may agree to) or such other earlier time as is specified in the Arrangement Agreement, provided that the terminating party is not then in breach of any representation, warranty or covenant in of the Arrangement Agreement;

(c) By Golden Star or the Company if Securityholders have not approved the Arrangement by December 15, 2005 or such later date (but in any case, not later than March 16, 2006) as the parties agree upon;

(d) By either party upon the determination by the Company that an Acquisition Proposal constitutes a Superior Proposal, if after the Company complies with the procedures in the Arrangement Agreement and the time period for Golden Star to propose an amendment to the Arrangement Agreement has elapsed;

(e) By Golden Star, if the Board of Directors has withdrawn or changed its recommendation to the Shareholders in a manner adverse to Golden Star or which would impede the completion of the Arrangement, has made a recommendation to

the Shareholders not to approve the Arrangement, has not submitted the Arrangement for approval to the Shareholders on or prior to December 15, 2005 (or such later date (but in any case, not later than March 16, 2006) as the parties may agree upon) or has failed to solicit proxies in favour of approving the Arrangement; or

(f) By Golden Star if the condition set forth in paragraph (i) above under "The Arrangement Agreement - Conditions Precedent to the Arrangement - Additional Conditions in Favour of Golden Star" has not been satisfied or waived by Golden Star, or is not reasonably capable of being satisfied, by a prescribed date.

Company Break Fee

Pursuant to the Arrangement Agreement, the Company has agreed to pay Golden Star the Company Break Fee in the event of:

(a) Termination of the Arrangement Agreement by Golden Star if the Company is in breach of certain material covenants contained in the Arrangement Agreement, including its covenants regarding non-solicitation and providing notice of a Superior Proposal, or as provided for in item (e) under the heading "The Arrangement Agreement - Termination" above;

(b) Termination of the Arrangement Agreement as a result of the Company providing Golden Star with notice of a Superior Proposal and the Arrangement Agreement not being amended; or

(c) The occurrence of all of the following: (i) an Acquisition Proposal is made to the Company or the Shareholders, or any person has publicly announced an intention to make an Acquisition Proposal; (ii) the Arrangement Agreement is terminated; and (iii) the Company completes an Acquisition Proposal during the term of the Arrangement Agreement or within 12 months following the termination of the Arrangement Agreement.

Expense Reimbursement

If a party terminates the Arrangement Agreement as a result of the other party's breach of covenants therein (other than in the case of a termination that would result in payment of the Company Break Fee to Golden Star), the terminating party will be entitled to be reimbursed by the other party in the amount of $500,000 for its expenses incurred.

Closing Matters

The Arrangement Agreement provides, among other things, that on Closing of the Arrangement the number of directors of Golden Star will be increased from six to seven and Michael Terrell, the president and chief executive officer of the Company, will be appointed as a director of Golden Star and Golden Star will determine which personnel of the Company will be retained.

After Closing, Golden Star will cause the Company to honour all severance agreements with those Company personnel which have not been retained, which is estimated to not exceed $850,000 if no personnel are retained.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Miller Thomson LLP has prepared the following summary of the principal Canadian federal income tax considerations generally applicable to Securityholders who are individuals (other than trusts, including trusts that govern deferred income plans under the ITA such as registered retirement savings plans) or corporations who are not exempt from Canadian federal income tax, who deal at arms' length with both the Company and Golden Star, and who hold their Common Shares and Convertible Securities as capital property.

Except where otherwise noted below, this summary deals with a Securityholder who is either a resident or a non-resident of Canada and with a Shareholder who either participates in the Arrangement or is a Dissenting Shareholder.

This summary is based on the current provisions of the ITA, the regulations thereunder, all proposals to amend the ITA or the regulations publicly announced by the federal Minister of Finance prior to the date hereof, and Miller Thomson LLP's understanding of the current administrative practices of the CRA. The Company has not applied, and does not propose to apply, for an advance income tax ruling from CRA regarding any of the income tax considerations summarized below. This summary is also based upon a certificate of an officer of the Company (the "Certificate") that certifies the truth of the facts that Miller Thomson LLP has relied upon in preparing this summary.

This summary is not exhaustive of all Canadian federal income tax considerations applicable to a Shareholder who proposes to participate in or dissent in relation to the Arrangement, or to a Convertible Securityholder. Other than publicly-announced proposals to amend the ITA or the regulations, this summary does not take into account or anticipate changes in the ITA, the regulations or the administrative practices of CRA. Nor does this summary take into account provincial, territorial, or foreign tax considerations, nor any considerations that may arise under any income tax convention or treaty which may have application to a Securityholder in relation to its liability to or relief from taxation in Canada and any other country in respect of which Canada has entered into such an income tax convention or treaty that is currently in force.

This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular person. Therefore, Securityholders should consult their own tax advisors with respect to their particular circumstances.

A Securityholder that is not resident in Canada should consult its own tax advisors with respect to the tax implications to it of participating in or dissenting in relation to the Arrangement under the tax laws of the jurisdictions in which it is a citizen, is resident or is domiciled.

This summary does not address income tax considerations applicable to Securityholders who:

- Are partnerships or trusts.
- Are directors, officers or other insiders in relation to the Company or related companies.

- Hold their Common Shares or Convertible Securities as inventory or stock in trade (i.e., not as capital property).

- Hold Company Compensation Options, in relation to income tax considerations applicable to those Company Compensation Options.

- Are not residents of Canada and hold Company Options (and have not been, at any time while they held their Company Options, resident in Canada), in relation to income tax considerations applicable to those Company Options.

Capital Gains and Losses

Reference is made in this summary about the tax consequences of capital gains and losses realized upon the disposition of Common Shares and of Company Warrants.

One-half of any such capital gain (a "taxable capital gain") realized upon, where applicable, a Securityholder's disposition of Common Shares and/or Company Warrants will be included in its income for the year of disposition, and one-half of any capital loss (an "allowable capital loss") so realized, where applicable, may be deducted by such Securityholder against its taxable capital gains for the taxation year in which the disposition occurs.

Subject to the detailed rules in the ITA, any excess of allowable capital losses over taxable capital gains of the said Securityholder may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years.

A Securityholder that is a "Canadian-controlled private corporation" (as defined in the ITA) may be liable to pay an additional refundable tax of 6 2/3% on its taxable capital gains.

Shareholders Resident in Canada Who Participate in the Arrangement

This part of the summary applies generally to Shareholders who, for the purposes of the ITA, are resident in Canada and who participate as Shareholders in the Arrangement.

On the exchange of Common Shares for Golden Star Common Shares under the Arrangement, Shareholders who hold their Common Shares as capital property will be deemed for income tax purposes to dispose of the Common Shares for proceeds, and to acquire the Golden Star Common Shares at an aggregate cost, equal to the "adjusted cost base" (as that phrase is defined in the ITA) of their Common Shares. However, a Shareholder may elect, in filing its income tax return for the taxation year in which the exchange occurs, to recognize a gain or loss for that year. A Shareholder who may choose to do so should first consult with its own tax advisors.

Dissenting Shareholders Resident in Canada

This part of the summary applies generally to Shareholders who, for the purposes of the ITA, are resident in Canada and who are Dissenting Shareholders.

A Dissenting Shareholder who receives a payment from the Company for its Common Shares equal to the fair value of its Common Shares generally will be deemed, under the ITA, to have

received a dividend equal to the amount, if any, by which the payment exceeds the paid-up capital of the Common Shares.

If the dividend is so deemed received by an individual, the individual must include 125% of the dividend in income but will be entitled to claim a dividend tax credit against federal taxes payable equal to 13 1/3% of the amount included in income.

If the dividend is so deemed received by a taxable Canadian corporation, the amount of the dividend generally will be deductible in computing income under Part I of the ITA, but may be subject to a special refundable tax under Part IV of the ITA.

The Dissenting Shareholder who receives a payment from the Company for its Common Shares will realize also a capital gain (or a capital loss) to the extent that the amount of the payment received, less the amount of the deemed dividend and of any costs of disposition, exceeds (or is exceeded by) the adjusted cost base of such shares to the Dissenting Shareholder. For a summary of the tax consequences of capital gains and losses, see "Capital Gains and Losses" above.

Shareholders Not Resident in Canada Who Participate in the Arrangement

This part of the summary applies generally to Shareholders who, for the purposes of the ITA, are not, and have not been at any time while they held their Common Shares, resident in Canada, and who participate as Shareholders in the Arrangement.

Generally, such a Shareholder will not be subject to tax under the ITA in respect of its Common Shares if the Shareholder never did and does not use or hold, and was and is not deemed under the ITA to use or hold, its Common Shares in carrying on a business in Canada and if at no time, during the sixty month period preceding the Effective Date, did the Shareholder, a person or persons with whom the Shareholder deals on a non-arms length basis or both the Shareholder and any such person or persons, hold 25% or more of the issued shares in any class or series of shares of the Company.

Dissenting Shareholders That Are Not Resident in Canada

This part of the summary applies generally to Shareholders who, for the purposes of the ITA, are not, and have not been at any time while they held their Common Shares, resident in Canada and that are Dissenting Shareholders.

A Dissenting Shareholder who receives a payment from the Company for its Common Shares generally will be deemed, under the ITA, to have received a dividend equal to the amount by which the payment exceeds the paid-up capital of its Common Shares.

Under the ITA, dividends paid to a non-resident person are subject to a withholding tax at the rate of 25%, but such rate may be reduced under the provisions of any income tax convention or treaty in force between Canada and the country of residence of the Dissenting Shareholder.

Warrantholders Resident in Canada Who Hold Company Warrants

This part of the summary applies to a Warrantholder who holds Company Warrants and, for the purposes of the ITA, is resident in Canada.

On the exchange of Company Warrants for Golden Star Warrants under the Arrangement, Warrantholders will have disposed of those Company Warrants to Golden Star for proceeds, and to have acquired the Golden Star Warrants at an aggregate cost, equal to the fair market value of the Company Warrants.

Accordingly, a Warrantholder generally will have realized a capital gain (or loss) equal to the amount by which that fair market value exceeds (or is exceeded by) the "adjusted cost base" (as that phrase is defined in the ITA) to the Warrantholder of those Company Warrants plus any reasonable costs it incurs in effecting the exchange. For a summary of the tax consequences of capital gains and losses, see "Capital Gains and Losses" above.

Based on the Certificate, the Company has advised Miller Thomson LLP that the fair market value of the Company Warrants as at the date hereof is nil or nominal. The Certificate states that, immediately prior to the Effective Time, the exercise prices of the Company Warrants to acquire Common Shares likely will exceed the fair market value of those shares. On this basis, there should be a nil or nominal capital gain, if any, arising on the exchange of Company Warrants for Golden Star Warrants. Miller Thomson LLP does not express any opinion on the existence or magnitude of any taxable capital gain or allowable capital loss that may or will be incurred by a Warrantholder arising on its exchange of Company Warrants for Golden Star Warrants.

The cancellation of Company Warrants acquired by Golden Star pursuant to the Arrangement generally will not give rise to adverse income tax consequences for Warrantholders.

Warrantholders Not Resident in Canada Who Hold Company Warrants

This part of the summary applies generally to Warrantholders who, for the purposes of the ITA, are not, and have not been at any time while they held any Company Warrants, resident in Canada.

Generally, such a Warrantholder will not be subject to tax under the ITA in respect of its Company Warrants if the Warrantholder never did and does not use or hold, and was and is not deemed under the ITA to use or hold, its Company Warrants in carrying on a business in Canada and if at no time, during the 60 month period preceding the Effective Date, did the Warrantholder, a person or persons with whom the Warrantholder deals on a non-arms length basis or both the Warrantholder and any such person or persons, hold 25% or more of the issued shares in any class or series of shares of the Company.

Employees Resident in Canada Who Hold Company Options

This part of the summary applies generally to an employee of the Company who holds Company Options and, for the purposes of the ITA, is resident in Canada.

On the exchange of Company Options for Golden Star Options under the Arrangement, an employee who holds Company Options may, in certain circumstances and subject to certain conditions, be deemed under the ITA not to have sold the Company Options and not to have acquired the Golden Star Options, and the Golden Star Options will be deemed under the ITA to be the same as, and a continuation of, the Company Options exchanged therefor. As a result, in those circumstances and subject to those conditions, no disposition arises on the exchange that

otherwise would have been taxable to such employee. One of those conditions, among others, that must be met is that the amount which is the fair market value of the Golden Star Common Shares, immediately after the exchange of Company Options for Golden Star Options, in excess of the exercise price to acquire Golden Star Common Shares pursuant to the Golden Star Options, must not exceed the amount which is the fair market value of the Common Shares, immediately before the exchange, in excess of the exercise price to acquire Common Shares pursuant to the Company Options.

The circumstances that must exist and conditions that must be met so that the consequences summarized in the preceding paragraph apply will vary, based in large measure on facts related to the specific employee. Further, Miller Thomson LLP is not in a position to advise on whether or not Golden Star Options, acquired in exchange for Company Options, will provide to holders thereof any tax benefits. Accordingly, holders of Company Options to whom this paragraph may apply should obtain advice from their own tax advisors.

Where the tax consequences described in the preceding paragraph do not apply to an employee of the Company, on his or her exchange of Company Options for Golden Star Options, generally he or she will realize a taxable benefit, which must be included in computing his or her income for the year the exchange occurs. The taxable benefit is the amount calculated as the difference between the fair market value of the Golden Star Options he or she receives on the exchange less any consideration he or she paid to acquire the Company Options. In certain circumstances, the employee may be entitled to a deduction in computing his or her income for that year equal to one-half of the taxable benefit. **The circumstances that must exist to claim this deduction will vary, based in large measure on facts related to the specific employee. Further, Miller Thomson LLP is not in a position to advise on whether or not Golden Star Options, acquired in exchange for Company Options, will provide to holders thereof any tax benefits. Accordingly, employees to whom this paragraph may apply should obtain advice from their own tax advisors.**

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material anticipated U.S. federal income tax consequences to Securityholders who are subject to U.S. federal income tax of (i) exchanging Common Shares for Golden Star Common Shares, (ii) exchanging Convertible Securities for Golden Star Convertible Securities, or (iii) exercising a right of dissent pursuant to the Arrangement. This summary is based upon the Code, treasury regulations promulgated under the Code, administrative rulings of the IRS, judicial decisions of the U.S. courts, in each case as in effect on the date hereof. Changes in the laws may alter the U.S. federal income tax treatment of Common Shares, Convertible Securities, Golden Star Common Shares and Golden Star Convertible Securities discussed in this summary, possibly with retroactive effect.

This summary is general in nature and does not address the effects of any state or local taxes, or the tax consequences in jurisdictions other than the United States. In addition, this summary does not address all U.S. federal income tax consequences that may be relevant to the particular circumstances of a Securityholder, nor to a Securityholder with a special status, such as:

- a person that owns, has owned, or will own 5% or more (by voting power or value, and taking into account certain attribution rules) of the Company or Golden Star;
- a broker, dealer or trader in securities or currencies, or any person who owns Common Shares or Golden Star Common Shares other than as capital assets within the meaning of Section 1221 of the Code;
- a bank, mutual fund, life insurance company, financing company or other financial institution;
- a tax-exempt organization;
- a real estate investment trust or regulated investment company;
- a qualified retirement plan or individual retirement account;
- a person that holds or will hold their Common Shares or Golden Star Common Shares as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes;
- a partnership, S corporation or other "pass-through" entity, as determined for U.S. federal income tax purposes;
- an investor in a partnership, S corporation or other "pass-through" entity, as determined for U.S. federal income tax purposes;
- a person whose functional currency for tax purposes is not the U.S. dollar;
- a U.S. Holder (as defined below) of Common Shares or Convertible Securities who is resident or deemed to be resident in Canada pursuant to the ITA;
- a U.S. Holder (as defined below) of Company Options received in connection with the performance of services;
- a Non-U.S. Holder (as defined below) of Company Options received in connection with the performance of services within the United States.

It is assumed for purposes of this summary that neither Golden Star nor the Company is, has at any time been or at any time after this offering will be a "controlled foreign corporation," as defined in Section 957(a) of the Code.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement. Securityholders who are subject to U.S. taxation should consult with their own professional advisers with regard to the Arrangement's U.S. tax implications.

THE SUMMARY SET FORTH IN THIS SECTION WAS NOT WRITTEN AND IS NOT INTENDED TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR THE

AVOIDANCE OF ANY PENALTIES WITH RESPECT TO TAXES THAT MAY BE IMPOSED ON SUCH PERSON. THIS SUMMARY WAS WRITTEN TO SUPPORT THE MARKETING OF THE ARRANGEMENT. EACH SECURITYHOLDER SHOULD SEEK ADVICE FROM AN INDEPENDENT TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION PURSUANT TO THE ARRANGEMENT, OWNERSHIP AND DISPOSITION OF GOLDEN STAR COMMON SHARES AND GOLDEN STAR CONVERTIBLE SECURITIES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE TAX CONSEQUENCES UNDER STATE, LOCAL AND NON-UNITED STATES TAX LAW AND THE POSSIBLE EFFECTS OF CHANGES IN TAX LAW.

For purposes of this discussion, a "U.S. Holder" means a beneficial owner of Common Shares, Convertible Securities, Golden Star Common Shares or Golden Star Convertible Securities, as the case may be, who is, for U.S. federal income tax purposes:

- an individual citizen or resident of the United States;
- a corporation created or organized in or under the laws of the United States or any political subdivision thereof;
- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
- a trust (1) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (2) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

"Non-U.S. Holder" means any person who owns Common Shares, Convertible Securities, Golden Star Common Shares or Golden Star Convertible Securities, as the case may be, and who is not a U.S. Holder.

If a "pass-through" entity holds Common Shares or Convertible Securities, the tax treatment of an owner of such "pass-through" entity generally will depend upon the status of such owner and upon the activities of the "pass-through" entity. An owner of a "pass-through" entity holding Common Shares or Convertible Securities should consult such owner's tax advisor regarding the specific tax consequences of exchanging Common Shares or Convertible Securities in the Arrangement.

U.S. Holders of Common Shares and Convertible Securities

Exchanging Common Shares Pursuant to the Arrangement

<u>Company's Status as a Passive Foreign Investment Company</u>. The Company believes it likely has been a passive foreign investment company (a "PFIC"), as defined in Section 1297(a) of the Code, for one or more prior taxable years, and expects to be a PFIC for the current year. In general, a foreign (non-U.S.) corporation is a PFIC for any taxable year in which either (i) 75% or more of its gross income is passive income or (ii) the average percentage, by fair market value, of its assets that produce or are held for the production of passive income is 50% or more.

"Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. The Company believes it has been a PFIC in prior years and expects to be a PFIC in the current year because interest income has historically constituted and will likely constitute in the current year more than 75% of its gross income. The remainder of this discussion assumes that the Company has been a PFIC for one or more past years and will be a PFIC for the current year.

Consequences of the Company's PFIC Status for U.S. Holders of Common Shares. If the Company was a PFIC for a taxable year that includes any portion of a U.S. Holder's holding period in the holder's Common Shares, that U.S. Holder will be required to recognize taxable gain with respect to Common Shares that are exchanged for Golden Star Common Shares in the Arrangement, unless the U.S. Holder has timely made a "qualified electing fund" election or a "mark-to-market" election for those Common Shares. Specifically, the following tax consequences will apply to a U.S. Holder of Common Shares who participates in the Arrangement and who has not timely made such an election:

- If the exchange is pursuant to a "reorganization" under Section 368(a)(1) of the Code, the U.S. Holder would recognize gain (but not loss) on the exchange of Common Shares in return for Golden Star Common Shares pursuant to the Arrangement, with such gain treated as ordinary income; and

- If the exchange does not qualify as a reorganization under Section 368(a)(1) of the Code, the U.S. Holder would recognize gain or loss, with such gain treated as ordinary income.

In either case, any such gain or income will be subject to tax at the highest marginal rates applicable to ordinary income, and will be subject to interest charges to reflect the value of the U.S. income tax deferral.

If a U.S. Holder of Common Shares has not made a timely and effective "qualified electing fund" election, the U.S. Holder may qualify as having made a "qualified electing fund" election by filing on a timely filed U.S. income tax return (including extensions) a "qualified electing fund" election and a "deemed sale election" to recognize, under Section 1291 of the Code, any gain that such U.S. Holder would otherwise recognize if the U.S. Holder had sold its Common Shares for their fair market value on the qualification date. The "qualification date" for a shareholder of a "qualified electing fund" that elects to recognize gain under a "deemed sale election" is the first day of the Company's first tax year as a "qualified electing fund" as to the electing shareholder.

The tax treatment of a U.S. Holder who has timely made a "qualified electing fund" election or a "mark-to-market" election is described in the "Consequences of Reorganization Treatment" and "Consequences of Failure to Qualify for Reorganization Treatment" sections below.

U.S. Holders are urged to consult with their U.S. tax advisors concerning whether the "qualified electing fund" election, the "deemed sale" election or "mark-to-market" election is available, and the tax consequences of these elections.

Consequences of the Company's PFIC Status for U.S. Holders of Convertible Securities. If the Company was a PFIC for a taxable year that includes any portion of a U.S. Holder's holding

period in the holder's Convertible Securities, that U.S. Holder will be required to recognize taxable gain with respect to Convertible Securities that are exchanged for Golden Star Convertible Securities in the Arrangement. Specifically, the following tax consequences will apply to a U.S. Holder of Convertible Securities who participates in the Arrangement:

- If the exchange is pursuant to a "reorganization" under Section 368(a)(1) of the Code, the U.S. Holder would recognize gain (but not loss) on the exchange of Convertible Securities in return for Golden Star Convertible Securities pursuant to the Arrangement, with such gain treated as ordinary income; and

- If the exchange does not qualify as a reorganization under Section 368(a)(1) of the Code, the U.S. Holder would recognize gain or loss, with such gain treated as ordinary income.

In either case, any such gain will be subject to tax at the highest marginal rates applicable to ordinary income, and will be subject to interest charges to reflect the value of the U.S. income tax deferral.

In general, the "qualified electing fund" election and the "mark-to-market" election are not available for Convertible Securityholders.

Consequences of Reorganization Treatment. The Company will endeavor to cause the exchange of Common Shares and Convertible Securities pursuant to the Arrangement to be treated as an exchange pursuant to a "reorganization" within the meaning of Section 368(a)(1) of the Code. However, there is uncertainty that this treatment will apply, and no legal opinion from U.S. legal counsel or ruling from the IRS has been requested regarding the U.S. federal income tax treatment of the Arrangement. Each U.S. Holder is urged to take into account the possibility that the exchange of Common Shares or Convertible Securities pursuant to the Arrangement may not qualify as an exchange pursuant to a "reorganization" under Section 368(a)(1) of the Code.

For a U.S. Holder of Common Shares who has not timely made a "qualified electing fund" election or a "mark-to-market" election with respect to the PFIC status of the Company, as discussed above, and for a U.S. Holder of Convertible Securities (without regard to any U.S. income tax election), the tax consequences of the exchange of Common Shares and Convertible Securities pursuant to the Arrangement will be as described above under "Consequences of the Company's PFIC Status for U.S. Holders of Common Shares" and "Consequences of the Company's PFIC Status for U.S. Holders of Convertible Securities."

For a U.S. Holder of Common Shares who has timely made a "qualified electing fund" election or a "mark-to-market" election, the exchange should have the following U.S. federal income tax consequences if it qualifies as an exchange pursuant to a "reorganization" under Section 368(a)(1) of the Code:

- The Company and Golden Star should be treated as "parties to the reorganization" under Section 368(b) of the Code.

- No gain or loss will be recognized by a U.S. Holder of Common Shares on the exchange of those shares for Golden Star Common Shares.

- The aggregate adjusted tax basis of the Golden Star Common Shares received in the exchange by a U.S. Holder will be the same as the aggregate adjusted tax basis of such U.S. Holder's Common Shares exchanged therefor.

- The holding period of the Golden Star Common Shares received in the exchange by a U.S. Holder will include the holding period of such U.S. Holder's Common Shares exchanged therefor.

Assuming the Arrangement qualifies for reorganization treatment, U.S. Holders that exchange Common Shares for Golden Star Common Shares must report on their tax return for the taxable year in which the exchange takes place a complete statement of all facts pertinent to the nonrecognition of gain or loss upon the exchange including (i) a statement of their basis in the Common Shares and (ii) a statement of the number of Golden Star Common Shares received.

<u>Consequences of Failure to Qualify for Reorganization Treatment</u>. If the exchange of Common Shares for Golden Star Common Shares fails to qualify as an exchange pursuant to a "reorganization" under Section 368(a)(1) of the Code, a U.S. Holder will recognize taxable gain or loss equal to the difference between the fair market value of the Golden Star Common Shares or Golden Star Convertible Securities received in the exchange and the U.S. Holder's adjusted basis in the Common Shares or Convertible Securities exchanged. For U.S. Holders who have not timely made a "qualified electing fund" or "mark-to-market" election and U.S. Holders of Convertible Securities (without regard to any U.S. income tax election), the tax consequences of recognizing gain or loss on the exchange will be as described above under "Consequences of the Company's PFIC Status for U.S. Holders of Common Shares" and "Consequences of the Company's PFIC Status for U.S. Holders of Convertible Securities."

For a U.S. Holder of Common Shares who has timely made a "qualified electing fund" election, any gain or loss recognized on the exchange generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder's holding period in the Common Shares exceeds one year upon the consummation of the exchange pursuant to the Arrangement. For a U.S. Holder who has timely made a "mark-to-market" election, any such gain or loss will generally be treated as ordinary income, ordinary loss (to the extent of the U.S. Holder's net mark-to-market gains) or capital loss (to the extent of any remaining loss), but will not be subject to interest charges.

Exercising Right of Dissent

A U.S. Holder who exercises a right of dissent and receives cash for its Common Shares will recognize gain or loss based on the difference between the cash received and the holder's adjusted tax basis in the Common Shares exchanged. Because the Company is a PFIC, any such gain or loss will be treated as ordinary income and will be subject to tax at the highest marginal rates applicable to ordinary income, and will be subject to interest charges to reflect the value of the U.S. income tax deferral, unless the U.S. Holder has timely made a "qualified electing fund" election or a "mark-to-market" election. If the U.S. Holder has timely made a "qualified electing fund" election, any such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder's holding period in the Common Shares exceeds one year upon the consummation of the exchange pursuant to the Arrangement. If the U.S. Holder has timely made a "mark-to-market" election, any such gain or loss will generally be treated as

ordinary income, ordinary loss (to the extent of the U.S. Holder's net mark-to-market gains) or capital loss (to the extent of any remaining loss).

Ownership of Golden Star Common Shares and Golden Star Warrants

Distributions on Common Shares. Golden Star does not anticipate paying dividends in the foreseeable future. Subject to the discussion below under "Passive Foreign Investment Company Considerations," the gross amount of distributions, if any, payable on Golden Star Common Shares generally will be treated as a foreign source dividend to the extent paid out of current or accumulated earnings and profits, and generally will be "passive income" for U.S. foreign tax credit purposes. A distribution on Golden Star Common Shares taxable as a dividend may be eligible for the 15% maximum federal income tax rate that applies to dividends received by individuals before January 1, 2009 from certain foreign corporations. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. In general, the dividend will be income from sources outside the U.S., and generally will be treated together with other items of "passive income."

A distribution on Golden Star Common Shares in excess of current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in such shares and, to the extent in excess of adjusted basis, as capital gain. See "Sale or Other Disposition," below.

Canadian withholding tax on dividend distributions paid by Golden Star to a U.S. Holder is generally reduced to 15% pursuant to the U.S.-Canada tax treaty in the case of U.S. Holders who are eligible for benefits under the U.S.-Canada tax treaty. U.S. Holders generally may treat the amount of any Canadian income taxes withheld from distributions with respect to the Golden Star Common Shares either as a deduction from their gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability, subject to numerous and complex limitations and restrictions, which must be determined and applied on an individual basis by each U.S. Holder.

Sale or Other Disposition. Subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. Holder who sells or otherwise disposes of Golden Star Common Shares or Golden Star Warrants in a taxable disposition will recognize gain or loss equal to the difference, if any, between the U.S. dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder's adjusted tax basis in such Golden Star Common Shares or Golden Star Warrants. Any such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the holding period for the Golden Star Common Shares or Golden Star Warrants is more than one year at the time of the sale or other disposition. Any such gain or loss will generally be treated as U.S. source income for U.S. foreign tax credit purposes, although special rules apply to U.S. Holders who have a fixed place of business outside the United States to which the gain is attributable. Special considerations may apply to a U.S. Holder who receives foreign currency in connection with a sale or other taxable disposition of Golden Star Common Shares or Golden Star Warrants.

Exercise of Company Warrants. Subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. Holder who exercises Golden Star Warrants will not recognize gain or loss on the exercise, and will receive a basis in the Golden Star Common Shares acquired in the exercise equal to their basis in the Golden Star Warrants that are exercised

plus the amount of the exercise price. A U.S. Holder's holding period in Golden Star Common Shares acquired upon the exercise of Golden Star Warrants will begin at the time of the exercise.

Passive Foreign Investment Company Considerations. If Golden Star were or were to become a passive foreign investment company (or "PFIC") for U.S. federal income tax purposes, U.S. Holders of Golden Star Common Shares or Convertible Securities would be subject to a special, adverse tax regime (different in significant respects from that described above). If Golden Star were, or were to become, a PFIC for any year in which a U.S. Holder owns its shares, gain on a disposition or deemed disposition by the U.S. Holder of Golden Star Common Shares, and the amount of any distribution payable on such shares, would generally be subject to tax at the highest marginal rates applicable to ordinary income, and would be subject to interest charges to reflect the value of the U.S. income tax deferral, unless the U.S. Holder has timely made a "qualified electing fund" election or a "mark-to-market" election, and any gain recognized on a disposition or deemed disposition of Golden Star Convertible Securities would generally be subject to tax at the highest marginal rates applicable to ordinary income, and would be subject to interest charges to reflect the value of the U.S. income tax deferral (without regard to any U.S. income tax election). In addition, the ability of a U.S. Holder to make a "qualified electing fund" election for Golden Star Common Shares acquired through the exercise of a Golden Star Convertible Security may be limited.

Golden Star does not believe that it is, nor does it expect to become, a PFIC. However, there can be no assurance that Golden Star's determination concerning its PFIC status will not be challenged by the IRS. There is also a possibility that Golden Star could become a PFIC in the future as a result of future financial results.

Taxation of Ordinary Income and Capital Gains. Ordinary income is subject to a maximum federal income tax rate of 35%. For non-corporate U.S. Holders, long-term capital gain is currently taxed at a maximum U.S. federal income tax rate of 15%. A non-corporate U.S. Holder may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000 ($1,500 for married taxpayers filing separately). A non-corporate U.S. Holder may carry forward unused capital losses indefinitely. A corporate U.S. Holder must pay tax on its net capital gain at ordinary corporate rates. A corporate U.S. Holder may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Non-U.S. Holders of Common Shares and Convertible Securities

Exchanging Common Shares or Convertible Securities Pursuant to the Arrangement

Consequences of Reorganization Treatment. If the exchange of Common Shares for Golden Star Common Share pursuant to the Arrangement qualifies as an exchange pursuant a "reorganization" within the meaning of Section 368(a)(1) of the Code, Non-U.S. Holders of Common Shares or Convertible Securities generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of Golden Star Common Shares or Golden Star Convertible Securities in the exchange

Consequences of Failure to Qualify for Reorganization Treatment. If the exchange of Common Shares for Golden Star Common Shares fails to qualify as an exchange pursuant to a

reorganization under Section 368(a)(1) of the Code, a Non-U.S. Holder of Common Shares or Convertible Securities would not recognize gain on the exchange unless:

- such gain is attributable to an office or other fixed place of business in the United States and, if a treaty applies, such gain is attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains in the United States; or

- the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition, has a tax home in the United States, and certain other requirements are met.

Exercising Right of Dissent

A Non-U.S. Holder who exercises a right of dissent and receives cash for its Common Shares will recognize gain (based on the difference between the cash received and the holder's adjusted tax basis in the Common Shares exchanged) only if one of the two conditions apply that are described (and bulleted) in the immediately preceding discussion captioned "Consequences of Failure to Qualify for Reorganization Treatment."

Ownership of Golden Star Common Shares or Golden Star Convertible Securities

Distributions on Common Shares. In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any distributions received on their Golden Star Common Shares.

Sale or Other Disposition In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of Golden Star Common Shares or Golden Star Convertible Securities unless:

- such gain is attributable to an office or other fixed place of business in the United States and, if a treaty applies, such gain is attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains in the United States; or

- the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition, has a tax home in the United States, and certain other requirements are met.

Information Reporting and Backup Withholding

U.S. Holders of Common Shares may be subject to information reporting and may be subject to backup withholding, currently at up to a 28% rate, on cash payments, if any, received in exchange for Common Shares. Payments of distributions on, or the proceeds from a sale or other disposition of, Golden Star Common Shares within the U.S. may be subject to information reporting and may be subject to backup withholding. Payments of distributions on, or the proceeds from the sale of, Golden Star Common Shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances.

Backup withholding will generally not apply, however, to a U.S. Holder who:

- furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Form W-9 (or substitute form); or

- is otherwise exempt from backup withholding.

Non-U.S. Holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally, on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

RIGHTS OF DISSENT

The following description of the rights of registered Shareholders to dissent and be paid fair value for their Common Shares is not a comprehensive statement of the procedures to be followed by a registered Shareholder and is qualified in its entirety by the reference to the full text of the Interim Order and Section 190 of the CBCA, copies of which are attached to this Circular as Schedule D and F, respectively. A registered Shareholder who intends to exercise a right of dissent should carefully consider and comply with the provisions of Section 190 of the CBCA, as modified by the Interim Order, and should seek independent legal advice. Failure to comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder. The Court on hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Under the Interim Order, a registered Shareholder is entitled, in addition to any other right that a Shareholder may have, to dissent and to be paid by the Company the fair value of the Common Shares held by that Shareholder in respect of which that Shareholder dissents, determined as of the close of business on the last business day before the day on which the Arrangement Resolution from which that Shareholder dissents is adopted. A Shareholder may dissent only with respect to all of the Common Shares held by that Shareholder or on behalf of any one Beneficial Shareholder. Further, a Shareholder may only dissent in respect of Common Shares registered in the dissenting Shareholder's name. The written notice of dissent objecting to the Arrangement Resolution (the "Notice of Dissent") must be executed by or for the Shareholder of record, fully and correctly, as such Shareholder's name appears on the Shareholder's security certificates. If the securities are owned by an Intermediary or of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the Notice of Dissent and subsequent Demand for Payment (as defined below) should be made in that capacity, and if the securities are owned of record by more than one person, as in a joint tenancy or a tenancy in common, the Notice of Dissent and subsequent Demand for Payment should be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the Notice of Dissent for a

Shareholder of record; however, such agent must expressly identify the recorded owner or owners, and expressly disclose in such Notice of Dissent and subsequent Demand for Payment that the agent is acting as agent for the recorded owner or owners.

Persons who are Beneficial Shareholders who wish to dissent should be aware that only the registered Shareholder is entitled to dissent with respect to such securities. A registered Shareholder such as an Intermediary who holds Common Shares as nominee for Beneficial Shareholders, some of whom wish to dissent, must exercise dissent rights on behalf of such Beneficial Shareholders with respect to the securities held for such Beneficial Shareholders. In such case, the Notice of Dissent should set forth the number of Common Shares it covers.

A registered Shareholder wishing to dissent must send to the Company a Notice of Dissent objecting to the Arrangement Resolution. The Notice of Dissent must be received by the Transfer Agent at Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, V6C 3X1 on or before 5:00 p.m. (Vancouver time) on December 13, 2005, or delivered to the Chairman of the Meeting before the commencement of the Meeting. The sending of a Notice of Dissent does not deprive a registered Shareholder of the right to vote on the Arrangement Resolution, but a vote either in person or by proxy against the Arrangement Resolution does not constitute a Notice of Dissent. A vote in favour of the Arrangement Resolution will deprive the registered Shareholder of further rights under Section 190 of the CBCA.

Within 10 days after the adoption of the Arrangement Resolution by the Shareholders, the Company is required to notify in writing each Dissenting Shareholder who has filed a Notice of Dissent and has not voted for the Arrangement Resolution or withdrawn that Shareholder's objection that the Arrangement Resolution has been adopted. A Dissenting Shareholder must, within 20 days after it receives notice of adoption of the Arrangement Resolution or, if that Dissenting Shareholder does not receive such notice, within 20 days after that Dissenting Shareholder learns that the Arrangement Resolution has been adopted, send to the Company a written notice (the "Demand for Payment") containing the Dissenting Shareholder's name and address, the number of Common Shares in respect of which that Dissenting Shareholder dissents, and a demand for payment of the fair value of such Common Shares. Within 30 days after sending Demand for Payment, the Dissenting Shareholder must send the certificates representing the Common Shares in respect of which that Dissenting Shareholder dissents to the Company or the Transfer Agent. The Company or the Transfer Agent must endorse on such certificates a notice that the holder thereof is a Dissenting Shareholder under Section 190 of the CBCA and then forthwith return the certificates to the Dissenting Shareholder. A Dissenting Shareholder who fails to send the certificates to the Company or the Transfer Agent within the aforementioned time period has no right to make a claim under Section 190 of the CBCA.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of Common Shares in respect of which the Dissenting Shareholder has dissented, other than the right to be paid the fair value of such Common Shares as determined under Section 190 of the CBCA, unless: (i) the Dissenting Shareholder withdraws that Dissenting Shareholder's Demand for Payment before the Company makes a written offer to pay for such Common Shares (the "Offer to Pay"); (ii) the Company fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws that Dissenting Shareholder's Demand for Payment; (iii) the directors of the Company revoke the Arrangement Resolution; (iv) the

Arrangement Agreement is terminated; or (v) the application by the Company to the Court for the Final Order is refused and all appeal rights have been exhausted, in all of which cases the Dissenting Shareholder's rights as a Shareholder are reinstated.

Not later than seven days after the later of the Effective Date and the day the Company receives the Demand for Payment, the Company must send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the Common Shares of the Dissenting Shareholder in respect of which the Dissenting Shareholder has dissented in an amount considered by the directors of the Company to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay made to Dissenting Shareholders must be on the same terms. The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder must be paid by the Company within 10 days of the acceptance, but an Offer to Pay lapses if the Company has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

If an Offer to Pay is not made by the Company or if a Dissenting Shareholder fails to accept an Offer to Pay, the Company may, within 50 days after the Effective Date or within such further period of time as a court of competent jurisdiction may allow, apply to the court to fix a fair value for the Common Share of any Dissenting Shareholder. If the Company fails to so apply to the court, a Dissenting Shareholder may apply to a court of competent jurisdiction for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court. Applications referred to in this paragraph may be made to a court of competent jurisdiction in the place where the Company has its registered office or in the province where the Dissenting Shareholder resides if the Company carries on business in that province.

On making an application to the court, the Company must give to each Dissenting Shareholder who has sent to the Company a Demand for Payment and has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel. All Dissenting Shareholders whose Common Shares have not been purchased by the Company will be joined as parties to any such application to the court to fix a fair value and will be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

The court will fix a fair value for the Common Shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment of the amount ordered by the court. The final order of the court in the proceedings commenced by an application by the Company or a Dissenting Shareholder will be rendered against the Company and in favour of each Dissenting Shareholder.

MARKET PRICE

The Company

The outstanding Common Shares of the Company are listed on the TSXV under the trading symbol "SJD". The Company does not pay dividends on its Common Shares. The following

table summarizes the high, low and closing market prices and volumes of the Company's Common Shares on the TSXV for each of the periods indicated:

Common Shares

	High	Low	Close	Volume
November 1 to 17, 2005	$2.29	$1.82	$1.96	740,700
October 2005	$2.66	$1.98	$2.02	6,338,300
September 2005	$2.85	$2.05	$2.65	12,356,411
August 2005	$2.19	$1.70	$2.11	1,585,486
July 2005	$1.95	$1.68	$1.85	240,348
Apr-June 2005	$2.03	$1.65	$1.93	2,079,563
Jan-Mar 2005	$2.40	$1.63	$2.00	9,038,524
Oct-Dec 2004	$2.00	$1.28	$1.71	6,896,419
July-Sept 2004	$1.52	$1.02	$1.45	4,285,118
Apr-June 2004	$1.92	$1.15	$1.22	12,458,871
Jan-Mar 2004	$2.67	$1.75	$1.90	4,964,137
Oct-Dec 2003	$3.40	$1.25	$2.60	10,771,723

The closing price of the Common Shares on September 26, 2005, the last trading day prior to the announcement by Golden Star and the Company of the Arrangement, was $2.40 per share. The closing price of the Common Shares on November 17, 2005 was $1.96 per share.

Golden Star

Golden Star Common Shares trade on the TSX under the symbol "GSC" and on AMEX under the symbol "GSS". The following table sets forth the range of high, low and closing prices and volumes of Golden Star Common Shares as reported on the TSX and AMEX during the periods indicated.

Golden Star Common Shares

	TSX				AMEX			
	High	Low	Close	Volume	High	Low	Close	Volume
November 1 to 17, 2005	$3.27	$2.52	$2.80	14,102,567	US$2.77	US$2.10	US$2.36	23,547,000
October 2005	$3.88	$2.90	$2.94	15,584,500	US$3.32	US$2.50	US$2.69	22,533,800
September 2005	$4.39	$3.54	$3.85	27,657,600	US $3.75	US $2.64	US$3.34	38,013,200
August 2005	$4.20	$3.38	$3.51	21,412,200	US $3.48	US $2.82	US$2.97	32,801,700
July 2005	$3.87	$3.53	$3.75	10,172,400	US $3.20	US $2.90	US$3.02	19,517,000
Apr-June 2005	$4.08	$3.93	$3.80	26,936,900	US $3.32	US $2.33	US$3.10	65,112,700
Jan-Mar 2005	$5.00	$3.13	$3.45	26,920,800	US $4.08	US$2.58	US$2.87	83,862,800
Oct-Dec 2004	$7.17	$4.10	$4.82	40,410,200	US$5.69	US$3.40	US$4.01	121,882,600

	TSX				AMEX			
	High	Low	Close	Volume	High	Low	Close	Volume
July-Sept 2004	$6.87	$4.84	$6.63	43,140,300	US$6.65	US$3.63	US$5.27	76,576,200
Apr-June 2004	$9.53	$5.41	$6.23	49,082,300	US$7.26	US$3.85	US$4.64	160,031,400
Jan-Mar 2004	$9.68	$6.56	$9.43	40,460,500	US$7.46	US$5.05	US$7.15	170,839,900
Oct-Dec 2003	$11.15	$5.02	$9.06	39,541,200	US$8.64	US$3.70	US$6.97	149,965,600

The closing price of the Golden Star Common Shares on each of the TSX and the AMEX on September 26, 2005, the last trading day prior to the announcement by Golden Star and the Company of the Arrangement, was $3.10 per share and US$3.63 per share, respectively. The closing price of the Golden Star Common Shares on each of the TSX and AMEX on November 17, 2005 was $2.80 per share and US$2.36 per share, respectively.

PRO FORMA SELECTED CONSOLIDATED FINANCIAL DATA

Schedule G attached to this Circular contains unaudited pro forma consolidated financial information for Golden Star assuming the completion of the Arrangement. The unaudited pro forma consolidated balance sheet has been prepared on the assumption that the Arrangement occurred on September 30, 2005. The unaudited pro forma consolidated statements of operations have been prepared for the year ended December 31, 2004 and for the nine months ended September 30, 2005 on the assumption that the Arrangement occurred on January 1, 2004. The unaudited pro forma consolidated financial information should be read in conjunction with the historical financial statements of Golden Star and the Company which are incorporated by reference into this Circular. All financial data presented below is in thousands of US dollars, except per share data.

	Nine Months Ended September 30, 2005	Year Ended December 31, 2004
Statement of Operations Data:		
Total Revenues	$68,033	$60,690
Net income (loss)....................................	(8,732)	978
Basic net income (loss) per share	(0.049)	0.006
Diluted net income (loss) per share	(0.049)	0.005
Balance Sheet Data:		
Cash and cash equivalents	$43,936	
Net working capital	64,784	
Total Assets	495,242	
Long-term debt	56,714	
Shareholders' equity	347,186	

INFORMATION CONCERNING GOLDEN STAR RESOURCES LTD.

The following information should be read in conjunction with the information concerning Golden Star appearing elsewhere in this Circular and incorporated by reference in this Circular. All references under this heading "Information Concerning Golden Star Resources Ltd." to "Golden Star" mean Golden Star and its consolidated subsidiaries, or any one or more of them as the context requires.

Documents Incorporated By Reference

The following documents which Golden Star has filed with the Commissions are specifically incorporated by reference into, and form an integral part of, this Circular:

(a) The Annual Report on Form 10-K of Golden Star, as amended on Form 10-K/A, for the fiscal year ended December 31, 2004.

(b) The Quarterly Reports on Form 10-Q of Golden Star for the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005.

(c) The Current Reports on Form 8-K of Golden Star dated February 2, April 11, April 19, September 29 and November17, 2005.

(d) The Management Proxy Circular dated March 8, 2005 (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian securities administrators, are not required to be incorporated by reference herein).

(e) The audited consolidated annual financial statements of Golden Star for the financial year ended December 31, 2004, together with the auditor's report thereon and management's discussion and analysis of financial condition and results of operations of Golden Star for that period.

(f) The unaudited consolidated financial statements of Golden Star for the nine months ended September 30, 2005, together with management's discussion and analysis of financial condition and results of operations of Golden Star for that period.

(g) The material change report dated April 18, 2005 relating to the completion of a private placement of US$50 million of senior unsecured convertible notes.

(h) Press releases of Golden Star dated October 6, 2005, October 17, 2005, November 1, 2005, November 2, 2005, November 14, 2005, November 16, 2005 and November 17, 2005.

All documents of the type referred to in the preceding paragraph (excluding confidential material change reports and press releases) that are required to be filed by Golden Star with the Commissions after the date of this Circular and prior to Closing, will be deemed to be incorporated by reference into and form an integral part of this Circular. The documents incorporated or deemed incorporated by reference herein contain meaningful and material information relating to Golden Star, and Securityholders should review all

information contained in this Circular and the documents incorporated by reference herein.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document or the statement that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed in its unmodified or superseded form to constitute a part of this Circular.

No person is authorized to provide any information different from that contained in this Circular. Information on any website maintained by Golden Star does not constitute a part of this Circular.

Non-GAAP Financial Measures

In this Circular or in documents incorporated herein by reference, the terms "total cash cost per ounce" and "cash operating cost per ounce" are used. Total cash cost per ounce and cash operating cost per ounce should be considered as Non-GAAP Financial Measures as defined in SEC Regulation S-K Item 10 and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such Non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Changes in numerous factors including, but not limited to, mining rates, milling rates, gold grade, gold recovery, and the costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. Golden Star believes that these measures are the same or similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance. See Item 7 Management's Discussion and Analysis in Golden Star's most recent Annual Report on Form 10-K, as amended on Form 10-K/A, for the fiscal year ended December 31, 2004 and Item 2 Management's Discussion and Analysis in Golden Star's most recent Quarterly report on Form 10-Q for an explanation of these measures.

Description of Business

Overview

Golden Star was established under the CBCA on May 15, 1992 as a result of the amalgamation of South American Goldfields Inc., a corporation incorporated under the federal laws of Canada,

and Golden Star Resources Ltd., a corporation originally incorporated under the provisions of the *Alberta Business Corporations Act* on March 7, 1984 as Southern Star Resources Ltd. Golden Star is a Canadian international gold mining and exploration company producing gold in Ghana, West Africa. The principal office of Golden Star is located at 10901 West Toller Drive, Suite 300, Littleton, Colorado 80127, and its registered office is located at 66 Wellington St. W., Suite 3700, P.O. Box 20, Toronto Dominion Bank Tower, Toronto Dominion Centre, Toronto, Ontario M5K 1N6. Golden Star's fiscal year ends on December 31.

Through its subsidiaries and joint ventures Golden Star owns a controlling interest in three significant gold properties in southern Ghana in West Africa: the Bogoso/Prestea property ("Bogoso/Prestea"), the Wassa property ("Wassa") and the Prestea Underground property ("Prestea Underground"). Bogoso and Prestea are adjoining mining concessions, operating as a single operation and referred to as "Bogoso/Prestea". Bogoso/Prestea and the Prestea Underground are owned by Golden Star's 90% owned subsidiary Bogoso Gold Limited ("BGL"). In 2004, Golden Star produced 147,875 ounces of gold from Bogoso/Prestea, at an average cash operating cost of approximately US$250 per ounce, which Golden Star sold for an average gold price of approximately US$410 per ounce. During the first nine months of 2005, Golden Star produced 101,709 ounces of gold from Bogoso-Prestea, at an average cash operating cost of approximately US$287 per ounce, which Golden Star sold for an average gold price of approximately US$431 per ounce.

Through another 90% owned subsidiary, Wexford Goldfields Limited ("WGL"), Golden Star owns the Wassa gold property, located some 35 kilometers east of Bogoso/Prestea. The newly constructed ore processing plant and open pit mine at Wassa was completed and placed in service on April 1, 2005 and currently processes a mixture of newly mined ore from the open pit mine and heap leach materials left by a former owner. During the second and third quarters of 2005, Golden Star produced 45,063 ounces of gold at Wassa at an average cash operating cost of US$465 per ounce, which Golden Star sold for an average gold price of approximately US$431 per ounce.

The Prestea Underground is located on the Prestea property and consists of a currently inactive underground gold mine and associated support facilities. As of June 30, 2005, BGL, Golden Star's 90% owned subsidiary, owned a 90% operating interest in this mine (with the bankruptcy trustee for BGL's former joint venture partner being awarded a 2.5% net profits interest by the High Court in Accra, Ghana). BGL is currently carrying out exploration and technical studies to determine if the underground mine can be reactivated on a profitable basis.

Golden Star holds interests in an exploration joint venture in Sierra Leone in West Africa and holds active exploration properties in Ghana, Côte d'Ivoire, Suriname and French Guiana. Golden Star holds indirect interests in gold exploration properties in Peru and Chile through an investment in Goldmin Consolidated Holdings, and in the Democratic Republic of the Congo through an investment in Moto Goldmines Limited. It also owns an approximate 57% interest in EURO Ressources S.A., a France registered, publicly traded royalty holding company (formerly known as Guyanor Ressources S.A.) which owns a royalty interest in Cambior Inc.'s Rosebel gold mine in Suriname.

Golden Star is a reporting issuer or the equivalent in all provinces and territories of Canada and the United States and files disclosure documents with the Commissions and the SEC.

Business Strategy and Development

Since 1999, Golden Star's business and development strategy has been focused primarily on the acquisition of producing and development stage gold properties in Ghana and on the exploration, development and operation of these properties. Golden Star also explores for gold. Since 1999, Golden Star's exploration efforts have been focused on Ghana, other West African countries and South America. Golden Star is currently carrying out construction of a sulfide processing plant to expand production at Bogoso/Prestea. Golden Star's ore processing plant and open pit mine at Wassa was completed and placed in service on April 1, 2005. If the expansion and development plans at Bogoso/Prestea are completed as expected during 2006 and assuming a full year of production from the sulfide plant in 2007, Golden Star's annualized production is expected to increase to over 500,000 ounces of gold in 2007. Achievement of this target is subject to numerous risks. See the discussion under "Risk Factors - Risks Related to Golden Star".

Golden Star's overall objective is to grow its business to become a mid-tier gold producer (which is generally understood to be a producer with annual gold production of approximately 500,000 ounces) over the next few years. As part of the effort to achieve this goal, Golden Star actively investigates potential acquisition and merger candidates. These efforts have resulted in the proposed Arrangement involving the Company, its Securityholders and Golden Star.

The following diagram depicts the organizational structure of Golden Star and its significant subsidiaries, the voting interest of Golden Star and place of incorporation (in round brackets):


GOLDEN STAR RESOURCES LTD. (Canada)
EURO Ressources S.A. (France) 57.2%
Caystar Holdings (Cayman Islands) 100%
Golden Star Ressources Miniere SARL (France) 100%
GSR Exploration Limited (Ghana) 100%
Bogoso Holdings (Cayman Islands) 100%
Wasford Holdings (Cayman Islands) 100%
Bogoso Gold Limited (Ghana) 90%
Wexford Goldfields Limited (Ghana) 90%
New Century Mines (Ghana) 90% (Prestea Underground)

Principal Properties

Bogoso/Prestea

Golden Star owns 90% of, and operates, the Bogoso/Prestea gold mining and milling operation located along the Ashanti Gold Belt in southwestern Ghana. The property consists of several open pit mines and a carbon-in-leach ("CIL") mill and processing plant. Golden Star holds the property under renewable mining leases granted by the Government of Ghana, terminating from 2017 to 2031. The Government of Ghana owns the remaining 10% of Bogoso/Prestea. As

required by the law of Ghana for all mining operations, the Government has a carried interest under which it receives 10% of any future dividends from the subsidiaries owning the Bogoso/Prestea mine, following repayment of all capital, and has no obligation to contribute development or operating expenses. The Government of Ghana also receives a royalty based on total revenues earned from the lease area. For the last three years, Golden Star has paid a royalty to the Government of Ghana equal to 3% of the revenues from Bogoso/Prestea.

Ore is currently mined from the Plant-North open-pit surface operation at Prestea and trucked approximately 15 kilometers from the Prestea mine site to the Bogoso processing plant where the ore is processed. The nominal capacity of the Bogoso processing plant ranges between approximately 4,000 and 6,000 tonnes-per-day depending on the type of ore being processed. The Bogoso processing plant utilizes CIL technology along with gravity and flotation processes to separate gold from the ore. CIL, gravity and flotation technologies are well known and are widely used for treating gold ores. In addition to the mine and processing plant facility, Bogoso/Prestea's assets include a fleet of mining equipment, numerous ancillary facilities including warehouses, maintenance shops, roadways and administrative offices. Golden Star also owns infrastructural support facilities at Bogoso including several employee housing units, a medical center, cafeteria, store, recreation facility and golf course.

Capacity of the processing plant at Bogoso is expected to vary between 4,200 and 4,500 tonnes per day in 2005 while processing transition and primary sulfide ores from the Plant-North pit at Prestea. Historical gold output at the Bogoso processing plant has typically ranged between 130,000 and 175,000 ounces per year. In 2004, Golden Star produced and sold 147,875 ounces of gold from Bogoso-Prestea, and in the first nine months of 2005 Golden Star produced and sold 101,709 ounces of gold.

Planning, engineering and ordering of long lead time items for earth work and foundation work for the Bogoso sulfide expansion project proceeded during the first nine months of 2005. Environmental permits were received in June 2005 as was the final approval of Golden Star's board of directors for the Bogoso sulfide expansion project. The project is designed to expand the existing Bogoso processing plant facility by adding a sulfide processing plant with a nominal capacity of 3.5 million tonnes per year of refractory sulfide ore utilizing the BIOX® (bio-oxidation process). Golden Star estimates that the total capital cost of the Bogoso sulfide expansion project, including the expansion of the mining fleet, to be approximately US$115 to US$125 million, and expects a 15 to 18 month construction period ending in late 2006. The expansion project will not affect the existing 1.5 million tonne per year Bogoso processing plant.

Wassa

Golden Star owns 90% of the Wassa gold mine development property which is located in southwestern Ghana, approximately 35 kilometers east of Bogoso/Prestea. The Government of Ghana has a 10% carried interest in Wassa. Golden Star holds the Wassa property under a renewable mining lease expiring in 2022. Wassa was operated by its former owners as a conventional open pit, heap leach gold operation and was shut down in 2001. Golden Star acquired the Wassa property in 2002, completed a feasibility study for its redevelopment as an open pit, CIL operation in July 2003 and commenced development immediately thereafter.

Following the completion of construction and commissioning in the first quarter of 2005, the Wassa mine was placed in service on April 1, 2005. The Wassa processing plant processed

1,776,631 tonnes of ore in the second and third quarters of 2005 or approximately 9,708 tonnes per day and produced and sold 45,063 ounces of gold.

Prestea Underground

Golden Star's 90% owned subsidiary BGL has a 90% interest in the Prestea Underground property, a large underground mine which has produced gold for over 100 years and that was shut down in early 2002. The Government of Ghana has a 10% carried interest in the Prestea Underground property. The bankruptcy trustee for BGL's former joint venture partner has been awarded a 2.5% net profits interest by the High Court in Accra, Ghana.

Golden Star holds the Prestea Underground property under a renewable mining lease expiring in 2031. The mine includes two usable shafts and several kilometers of underground workings on numerous levels extending as deep as 1,400 meters below the surface. Golden Star is now performing engineering, geological and economic analysis of the mine to determine if it can be reopened on a profitable basis.

Recent Developments

On September 28, 2005, Golden Star temporarily suspended all mining activity at the Plant-North Pit at the Bogoso/Prestea mine in response to a request by the Ghana Environmental Protection Agency ("EPA"). The EPA requested the suspension pending completion of certain mitigation measures required in connection with the development of the final stage (Phase 3) of the Plant-North pit. The mitigation measures were completed on October 15, 2005 and the EPA subsequently inspected the work on October 19, 2005. Golden Star recommenced mining at the Plant-North pit on November 3, 2005. Until mining recommenced, the processing facility continued at a full production rate, using stockpiled ore.

Gold Production and Cash Costs

The following table presents gold production and cash cost information for the periods indicated.

Production and Cash Cost Per Ounce	Nine Months Ended September 30, 2005	Year Ended December 31, 2004	2003	2002
BOGOSO/PRESTEA[(1)]				
Ounces sold (thousands)	101.7	147.9	174.3	124.4
Cash Operating Cost (US$/oz)	287	250	166	193
Total Cash Cost (US$/oz)	299	264	184	215
WASSA[(2)]				
Ounces (thousands)	45.1	-	-	-
Cash Operating Cost (US$/oz)	465	-	-	-
Total Cash Cost (US$/oz)	478	-	-	-
CONSOLIDATED				
Total Ounces[(3)] thousands	**146.8**	**147.9**	**174.3**	**124.4**
Consolidated Cash Operating Cost (US$/oz)	341	250	166	193
Consolidated Total Cash Cost (US$/oz)	354	264	184	215

Notes:

(1) See "Information Concerning Golden Star Resources Ltd. - Non-GAAP Financial Measures" above for the definitions of "total cash cost per ounce" and "cash operating cost per ounce."

(2) Includes only Wassa's operations from its April 2005 in-service date.

(3) Gold production is shown on a 100% basis, which represents Golden Star's current beneficial interest in gold production and revenues. The Government of Ghana, which has a 10% carried interest in Bogoso/Prestea and Wassa, would receive 10% of any dividends distributed from Bogoso/Prestea and Wassa once all of the capital has been repaid.

Mineral Reserves and Resources

The following Mineral Reserve and Mineral Resource information is given as of the date indicated and has not been updated or adjusted for 2005 production or exploration activities.

Proven and Probable Reserves

Golden Star's Proven and Probable Mineral Reserves are estimated in conformance with definitions set out in NI 43-101. Golden Star has filed on SEDAR (www.sedar.com) Technical Reports in respect of its mineral reserves for Bogoso/Prestea and Wassa as of June 30, 2004, and August 1, 2003, respectively, as required by NI 43-101.

The Proven and Probable Mineral Reserves of Golden Star as of December 31, 2004 have been estimated at an economic cut-off grade based on a gold price of US$360 per ounce.

The following table summarizes total and Golden Star's attributable share of estimated Proven and Probable Mineral Reserves as of December 31, 2004:

Proven and Probable Mineral Reserves

Property Mineral Reserve Category	Tonnes [1] (Thousands)	Gold Grade (g/t)	Contained [2] Ounces (Thousands)
Bogoso/Prestea [3]			
Proven[4]	14.5	3.23	1.51
Probable	16.4	2.48	1.31
Sub-total	30.9	2.83	2.81
Mampon [5]			
Probable	1.0	5.16	0.16
Wassa [6]			
Probable	19.3	1.31	0.81
Total [7]	51.1	2.30	3.78

Notes:

(1) *Tonnes of mineral reserves are net of a 5% dilution allowance to account for included waste, and a 98% ore recovery factor to account for losses in the ore handling process.*

(2) *Calculation of contained ounces includes adjustments due to rounding.*

(3) *Approximately 67% of the 2004 Bogoso/Prestea mineral reserves are refractory ore. Golden Star is currently planning to add a bio-oxidation circuit to the Bogoso processing plant to process the refractory mineral reserves. The estimated recovery rates utilized in Golden Star's mineral reserve calculations in 2004 ranged from 65% to 85% for oxides and other non-refractory ores, and from 78% to 85% for refractory ore. The estimated cut-off grades utilized in mineral reserve calculations in 2004 ranged from 0.7 g/t to 1.9 g/t for oxide ore and other non-refractory ores and from 1.35 g/t to 1.74 g/t for refractory ore.*

(4) *Included in Bogoso/Prestea's proven mineral reserves for the year-end 2004 are stockpiled ore of 0.3 million tonnes at an average grade of 2.69 g/t.*

(5) *The Mampon property mineral reserves of 1.0 million tonnes of ore at an average grade of approximately 5.16 g/t containing approximately 160,000 ounces of gold are reported separately for the December 31, 2004 reserves. Mampon was purchased as part of the Dunkwa properties acquisition in June 2003 and represents the northern extension of the Bogoso/Prestea deposits.*

(6) *All of the Wassa mineral reserves are non-refractory and should be treatable in the Wassa CIL processing plant. The estimated recoveries utilized in mineral reserve calculations in 2004 ranged from 92% to 93%. The estimated cut-off grades utilized in mineral reserve calculations in 2004 range from 0.5 g/t to 0.6 g/t. The mineral reserves include 4.2 million tonnes of material grading 0.7 g/t remaining on the leach pads established by the previous operator of the Wassa mine.*

(7) *The attributable share of tonnes and ounces for the year-ended 2004 were 46.0 million tonnes and 3.41 million ounces.*

Non-Reserves - Measured and Indicated Mineral Resources

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Reserves

This section uses the terms "Measured Mineral Resources" and "Indicated Mineral Resources". U.S. investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. **U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.**

Golden Star's Measured and Indicated Mineral Resources do not include Proven and Probable Mineral Reserves, and have been estimated in conformance with definitions set out in NI 43-101. Golden Star has filed on SEDAR (www.sedar.com) Technical Reports on its Mineral Reserves and Mineral Resources (Mineral Resources stated in the Technical Reports include Mineral Reserves) for Bogoso/Prestea and Wassa as of June 10, 2004, and August 1, 2003, respectively, as required by NI 43-101.

The Measured and Indicated Mineral Resources for Golden Star's properties have been estimated at an economic cut-off grade based on a gold price of US$430 per ounce for December 31, 2004 and economic constraints that Golden Star believes are realistic.

The following table summarizes the total and Golden Star's attributable share of estimated Measured and Indicated Mineral Resources as of December 31, 2004:

Non-Reserves - Measured and Indicated Mineral Resources

Property Mineral Resource Category	Tonnes [1] (millions)	Gold Grade (g/t)
Bogoso/Prestea [2]		
Measured	7.8	1.55
Indicated	26.1	2.12
	33.9	1.99
Wassa [3]		
Measured	-	-
Indicated	1.7	2.44
	1.7	2.44
Total		
Measured	7.8	1.55
Indicated	27.8	2.14
Total Measured and Indicated [4]	35.6	2.01

Notes:

(1) *The estimation of the Bogoso/Prestea, Dunkwa and Wassa Measured and Indicated Mineral Resources are based on information compiled and/or validated by Mr. S. Mitchell Wasel, Golden Star's employee and Exploration Manager. Mr. Wasel is a qualified geologist who has 16 years of experience in gold and base metal exploration and is a member of the Australasian Institute of Mining and Metallurgy. Mr. Wasel is considered a qualified person under NI 43-101.*

(2) *Approximately 81% of the 2004 Bogoso/Prestea Measured and Indicated Mineral Resources are refractory. The estimated cut-off grades utilized in mineral resource calculations in 2004 ranged from 0.7 g/t to 1.8 g/t for non-refractory material and from 0.9 g/t to 2.1 g/t for refractory material.*

(3) *All of the 2004 Wassa Measured and Indicated Mineral Resources are non-refractory. The estimated cut-off grades utilized in mineral resource calculations in 2004 ranged from 0.4 g/t to 0.6 g/t.*

(4) *The attributable share of tonnes for the year-ended 2004 was 32.0 million tonnes.*

Non-Reserves - Inferred Mineral Resources

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Mineral Reserves

This section uses the term "Inferred Mineral Resources". U.S. investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred Mineral Resources could not form the basis of feasibility or other economic studies. **U.S. investors are cautioned not to assume that part or all of the Inferred Mineral Resource exists, or is economically or legally mineable.**

Golden Star's Inferred Mineral Resources do not include Proven and Probable Mineral Reserves or Measured and Indicated Mineral Resources, and have been estimated in conformance with definitions set out in NI 43-101. Golden Star has filed on SEDAR (www.sedar.com) Technical Reports on its mineral reserves and mineral resources (mineral resources stated in the Technical Reports include mineral reserves) for Bogoso/Prestea and Wassa as of June 10, 2004, and August 1, 2003, respectively, as required by NI 43-101.

The Inferred Mineral Resources for Golden Star's properties have been estimated at economic cut-off grades based on a gold price of US$430 per ounce as of December 31, 2004 and economic constraints that Golden Star believes are realistic.

The following table summarizes the total and Golden Star's attributable share of estimated Inferred Mineral Resources as of December 31, 2004:

Non-Reserves - Inferred Mineral Resources

Property	**Tonnes** (1) **(millions)**	**Gold Grade (g/t)**
Bogoso/Prestea (2)	47.4	2.23
Wassa (3)	13.2	1.32
Prestea Underground (4)	1.6	8.58
Paul Isnard (5)	8.2	1.78
Total Inferred (6)	**70.4**	**2.15**

Notes:

(1) *The estimation of the Bogoso/Prestea, Wassa, and Prestea Underground Inferred Mineral Resources are based on information compiled and/or validated by Mr. S. Mitchell Wasel, Golden Star's employee and Exploration Manager. Mr. Wasel is a qualified geologist who has 16 years of experience in gold and base metal exploration and is a member of the Australasian Institute of Mining and Metallurgy. The primary qualified person responsible for the estimation of the Inferred Mineral Resource for the Paul Isnard property is Mr. Colin Jones, who is a professional geologist with 22 years of experience. Mr. Jones is a Partner and Manager (Audits) of RSG Global Pty Ltd. and a member of the Australasian Institute of Mining and Metallurgy. The amount of the mineral resource at the Paul Isnard property that might have been removed by illegal mining is not known but could be material.*

(2) *Approximately 84% of the 2004 Bogoso/Prestea Inferred Mineral Resources are refractory. The estimated cut-off grades utilized in Inferred Mineral Resource calculations in 2004 ranged from 0.7 g/t to 1.8 g/t for non-refractory material and from 0.9 g/t to 2.1 g/t for refractory material.*

(3) *All of the Wassa Inferred Mineral Resources are non-refractory. The estimated cut-off grades utilized in mineral resource calculations in 2004 ranged from 0.5 g/t to 0.6 g/t.*

(4) *All of the Prestea Underground Inferred Mineral Resources are refractory. Golden Star owns approximately a 90% beneficial interest in the property. The estimated cut-off grade utilized in mineral resource calculations in 2004 was 4.2 g/t.*

(5) *Paul Isnard is located in French Guiana, South America, and is owned by Golden Star's 57% owned subsidiary EURO Ressources S.A. Through a joint venture agreement, Golden Star has the right to earn a 100% ownership position in this property. The estimated cut-off grade utilized in mineral resource calculations in 2004 was 0.4 g/t. The property is undeveloped and has been on a care and maintenance basis in recent years.*

(6) *The attributable share of tonnes for the year-ended 2004 was 60.2 million tonnes.*

Exploration

Golden Star conducts exploration in respect of both its gold producing properties and certain of its properties which currently are not producing gold. See Golden Star's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005 (which documents are incorporated in this Circular by reference) for information regarding Golden Star's exploration activities.

Description of Securities

Golden Star's authorized capital includes an unlimited number of common shares and an unlimited number of first preferred shares, without nominal or par value, issuable in series.

Golden Star Common Shares

As of November 17, 2005, 142,887,394 Golden Star Common Shares were outstanding.

Dividend Rights

Holders of Golden Star Common Shares may receive dividends when, as and if declared by the board of directors on the Golden Star Common Shares, subject to the preferential dividend rights of any other classes or series of Golden Star shares. In no event may a dividend be declared or paid on the Golden Star Common Shares if payment of the dividend would cause the realizable value of Golden Star's assets to be less than the aggregate of its liabilities and the amount

required to redeem all of the shares having redemption or retraction rights, which are then outstanding.

Voting and Other Rights

Holders of Golden Star Common Shares are entitled to one vote per share, and in general, all matters will be determined by a majority of votes cast other than fundamental changes to Golden Star.

Liquidation

In the event of any liquidation, dissolution or winding up of Golden Star, holders of Golden Star Common Shares have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any preferred shares or other securities that may then be outstanding.

Redemption

Golden Star Common Shares are not redeemable or convertible.

Rights Agreement

Rights to purchase Golden Star Common Shares have been issued to holders of Golden Star Common Shares under a rights agreement between Golden Star and CIBC Mellon Trust Company. One right is attached to each Golden Star Common Share. If the rights become exercisable following the occurrence of certain specified events, each right will entitle the holder, within certain limitations, to purchase one Golden Star Common Share at an exercise price equal to three times the market price of the Golden Star Common Share, as determined under the terms of the agreement. In certain events (including when a person or group becomes the beneficial owner of 20% or more of any class of Golden Star voting shares without complying with the "permitted bid" provisions of the rights agreement or without the approval of the board of directors of Golden Star), exercise of the rights would entitle the holders of the rights (other than the acquiring person or group) to acquire that number of Golden Star Common Shares having an aggregate market price on the date of the event equal to twice the exercise price of the rights for an amount in cash equal to the exercise price. Accordingly, exercise of the rights may cause substantial dilution to a person who attempts to acquire Golden Star. The rights, which expire in 2007 (unless extended as provided in the rights agreement), may be redeemed at a price of Cdn.$0.00001 per right at any time until a person or group has acquired 20% of Golden Star Common Shares, except as otherwise provided in the rights agreement. The rights agreement may have certain anti-takeover effects.

Other Provisions

All outstanding Golden Star Common Shares are, and the Golden Star Common Shares to be issued in connection with the Arrangement, if issued in the manner described in this Circular, will be, fully paid and non-assessable.

This section is a summary and may not describe every aspect of the Golden Star Common Shares that may be important. Golden Star's constating documents and by-laws will define the rights of holders of Golden Star Common Shares.

First Preferred Shares

As of November 17, 2005, no first preferred shares were issued and outstanding. The board of directors of Golden Star is authorized to approve the issuance of one or more series of first preferred shares without further authorization of the shareholders of Golden Star and to fix the number of shares, the designations, rights, privileges, restrictions and conditions of any such series.

The board of directors of Golden Star will determine the number of shares, particular designation, relative rights and preferences and the limitations of any series of first preferred shares, which terms will include the following:

(a) The maximum number of shares to constitute the series and the designation thereof.

(b) The annual dividend rate, if any, on shares of the series, whether such rate is fixed or variable or both, the date or dates from which dividends will begin to accrue or accumulate, whether dividends will be cumulative and whether such dividends shall be paid in cash, common shares or otherwise.

(c) Whether the shares of the series will be redeemable and, if so, the price at and the terms and conditions on which the shares of the series may be redeemed, including the time during which shares of the series may be redeemed and any accumulated dividends thereon that the holders of shares of the series will be entitled to receive upon the redemption thereof.

(d) The liquidation preference, if any, applicable to shares of the series.

(e) Whether the shares of the series will be subject to operation of a retirement or sinking fund and, if so, the extent and manner in which any such fund will be applied to the purchase or redemption of the shares of the series for retirement or for other corporate purposes, and the terms and provisions relating to the operation of such fund.

(f) The terms and conditions, if any, on which the shares of the series will be convertible into, or exchangeable for, shares of any other class or classes of capital stock of Golden Star or any series of any other class or classes, or of any other series of the same class, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same.

(g) The voting rights, if any, of the shares of the series.

(h) The currency or units based on or relating to currencies in which such series is denominated and/or in which payments will or may be payable.

(i) The methods by which amounts payable in respect of such series may be calculated and any commodities, currencies or indices, or price, rate or value, relevant to such calculation.

(j) Any listing of the shares of the series on a securities exchange.

(k) Any other preferences and relative, participating, optional or other rights or qualifications, limitations or restrictions thereof.

Capitalization

The following table shows Golden Star's capitalization (in US dollars except shares issued and outstanding) as of September 30, 2005 on an actual basis for Golden Star alone and on a pro forma basis after completion of the Arrangement:

	As of September 30, 2005 (in thousands)	
	Golden Star As Reported US$	Golden Star/Company Pro Forma US$
Cash and cash equivalents	23,897	43,936
Long term debt and lease obligations	55,214	56,714
Shareholders' equity:		
Common shares: unlimited shares authorized; actual —142,887,394 shares issued and outstanding; pro forma —180,038,159 shares issued and outstanding	343,952	476,438
Deferred stock-based compensation	2,661	2,661
Equity component of convertible debt	2,857	2,857
Share purchase loans	Nil	Nil
Deficit	(134,770)	(134,770)
Total shareholders' equity	214,700	347,186

The table above should be read in conjunction with Golden Star's consolidated financial statements and related notes incorporated by reference into this Circular and the unaudited pro forma consolidated financial statements and related notes included in Schedule G to this Circular.

Directors and Executive Officers

The following table sets out, for each of Golden Star's Directors and Executive Officers, the person's name, municipality of residence, position with Golden Star and, principal occupation during the past 5 years. Each of the Directors has been elected to serve until the next annual meeting of shareholders of Golden Star.

Name and Municipality of Residence	Position with Golden Star	Principal Occupation During Past 5 Years	Director Since
Peter J. Bradford Accra, Ghana	President, Chief Executive Officer, Director	Mr. Bradford has served as President and Chief Executive Officer of Golden Star since November 1999 and as a member of the Board since August 2000. In addition, Mr. Bradford serves as a director of Anvil Mining Limited, of which he was the Managing Director from May 1998 to October 1999.	August 8, 2000
Richard Q. Gray Wassa, Ghana	Senior Vice-President	Mr. Gray has served Golden Star in several capacities including as Senior Vice President since May 2002 (prior to May 2002, Vice President), Chief Operating Officer from June 2001 toMay, 2005, Vice President, Ghana since January 2000, Managing Director of Wexford Goldfields Limited since October 2002 and Managing Director of Bogoso Gold Limited since November 1999. Mr. Gray's additional experience includes service as General Manager of Bogoso Gold Mine from March 1998 to October 1999.	N/A
Allan J. Marter Littleton, Colorado	Senior Vice-President, Chief Financial Officer and Corporate Secretary	Mr. Marter has served as Senior Vice President of Golden Star since May 2002 (prior to May 2002, Vice President), Chief Financial Officer since November 1999, and Secretary of the Company from June 2001.	N/A

Name and Municipality of Residence	Position with Golden Star	Principal Occupation During Past 5 Years	Director Since
Bruce Higson-Smith Littleton, Colorado	Vice-President, Corporate Development	Mr. Higson-Smith has served as Vice President, Corporate Development for Golden Star since September 2003. Prior to his service with Golden Star, Mr. Higson-Smith was an independent consultant from October 2002 to September 2003. In addition, Mr. Higson-Smith served as Vice President and Investment Manager with Resource Capital Funds from September 1998 to October 2002.	N/A
Douglas A. Jones Perth, Australia	Vice-President, Exploration	Dr. Jones has served as Vice President, Exploration of Golden Star since March 2003. Prior to his service with Golden Star, Dr. Jones worked as a consultant from December 2002 to February 2003. In addition, Dr. Jones served as Chief Geologist of AurionGold Ltd. (formerly Delta Gold Ltd.) from August 1998 through November 2002.	N/A
Ian MacGregor[(1) (2) (3) (4)] Toronto, Ontario	Chairman	Mr. MacGregor has served as Chairman of the board of directors since January 27, 2004. Mr. MacGregor serves on the boards of other Canadian public and private companies, including serving as a director of Asian Mineral Resources Limited since July 2004. He has been Counsel of Fasken Martineau DuMoulin LLP (Barristers and Solicitors) since February 2000 and prior thereto, was a partner of Fasken Martineau DuMoulin LLP and its predecessors.	April 3, 2000

Name and Municipality of Residence	Position with Golden Star	Principal Occupation During Past 5 Years	Director Since
James E. Askew[(1)(4)] Denver, Colorado	Director	Mr. Askew has served as a director, President and Chairman of International Mining and Finance Company since January 1997. Mr. Askew has held positions as Managing Director and Chief Executive Officer of Black Range Minerals NL from November 1999 to 2001. Mr. Askew also serves as a director of Ausdrill Limited, Yamana Gold Inc., AGD Mining Ltd., Climax Mining Limited and Sino Gold Limited. In addition, Mr. Askew served as President and Chief Executive Officer of Golden Star from March 1999 to October 1999.	June 15, 1999
David K. Fagin[(2)(3)] Englewood, Colorado	Director	Mr. Fagin has served as a director of Pacific Rim Mining Company since April 2002, Canyon Resources Corporation since January 1999 and of the public mutual funds of T. Rowe Price Associates, Inc. since August 1986. In addition, Mr. Fagin served as Chairman and Chief Executive Officer of Western Exploration from July 1997 to January 2000.	May 15, 1992
David Bumstead[(1)(2)] Toronto, Ontario	Director	Mr. Bumstead has served as a director of Toronto Hydro Corp. since June 1999 and Toronto Hydro Energy Services since September 1999 and of Atlas Copco Canada Inc. since April 2000. In addition, Mr. Bumstead served as Executive Vice President, Corporate Development at Noranda Inc. from mid-1995 to June 2000, and as a director of Falconbridge Ltd. from 1989 to 2000, Battle Mountain Gold from 1996 to 2001, and Noranda Inc. from 1997 to 2001.	January 27, 2005

Name and Municipality of Residence	Position with Golden Star	Principal Occupation During Past 5 Years	Director Since
Michael P. Martineau(3) (4) Hildenborough, Kent, United Kingdom	Director	Mr. Martineau is a founder and has served as President of AXMIN Inc. since January 1999. He was a director of Ashanti Goldfields from February 1999 to April 2004. In addition, Mr. Martineau has served as Deputy Chairman since February 2000 and as Chief Executive Officer from February 2000 to August 2002 of Eurasia Mining plc, and he has been a director of Angus and Ross plc since April 2000.	May 20, 2004

Notes:

(1) *Member of the Compensation Committee of Golden Star.*

(2) *Member of the Audit Committee of Golden Star.*

(3) *Member of the Nominating and Corporate Governance Committee of Golden Star.*

(4) *Member of the Sustainability Committee of Golden Star.*

If the Arrangement is completed, it is intended that Michael A. Terrell, the president and chief executive officer and a director of the Company, will join the board of directors of Golden Star at the Effective Time.

Principal Holders of Common Shares

As of the date of this Circular, to Golden Star's knowledge, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than ten percent of the issued Golden Star Common Shares.

Legal Proceedings

Golden Star's joint venture partner in the Prestea Underground, entered receivership in March 2003. The joint venture agreement regarding Prestea Underground specifies that upon a party entering into receivership, any remaining interest held in the partnership by the insolvent partner would immediately vest with the solvent partner. The transfer and vesting of the prior partner's ownership interest in Golden Star's subsidiary, BGL, was challenged by a judgement creditor of Golden Star's prior partner in an action brought before the High Court in Accra, Ghana on February 28, 2005. In June 2005, the High Court issued a preliminary finding in favor of the judgement creditor. Nevertheless, continued project spending by Golden Star diluted the prior partner's original ownership position to less than 10% by September 30, 2005, resulting in the residual value immediately converting into a 2.5% net profits interest in potential future earnings from the Prestea Underground mine. While the court's ruling has effectively given the 2.5 % net profits interest to the bankruptcy trustee, the trustee still must establish the fair value of the

interest and then find a buyer. At a recent bankruptcy hearing, none of the creditors were willing to fund a valuation study.

Golden Star is engaged in routine litigation incidental to its business. No material legal proceedings, involving Golden Star or its business are pending, or, to Golden Star's knowledge, contemplated, by any governmental authority.

Material Contracts

There are no contracts material to Golden Star entered into within the two-year period preceding the date of this Circular other than contracts previously referenced in publicly-filed documents or contracts entered into in the ordinary course of business. Copies of these agreements are filed as exhibits to Golden Star's reports filed with the SEC and with the Commissions and may be inspected during ordinary business hours at Golden Star's principal corporate office in Littleton, Colorado.

Auditors, Transfer Agent And Registrar

The auditors of Golden Star are PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta.

The transfer agent and registrar for the Golden Star Common Shares is CIBC Mellon Trust Company at its principal offices in the cities of Vancouver, British Columbia.

INFORMATION CONCERNING THE COMPANY

Documents Incorporated By Reference

Information has been incorporated by reference in this Circular from documents filed with the British Columbia, Alberta and Ontario securities commissions. Copies of the documents incorporated herein by reference are available at www.sedar.com and may be obtained on request without charge from the corporate secretary of the Company at Suite 200, 5405 – 48th Avenue, Delta, British Columbia, V4K 1W6; telephone number: (604) 940-6565.

The following documents filed with the relevant Commissions by the Company are specifically incorporated by reference into, and form an integral part of, this Circular:

1. The Management Information Circular dated June 21, 2005 for the Company's most recent annual general meeting (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).

2. The audited consolidated annual financial statements of the Company for the financial year ended January 31, 2005, together with the auditor's report thereon and management's discussion and analysis of financial condition and results of operations of the Company for that period.

3. The unaudited consolidated financial statements of the Company for the six months ended July 31, 2005, together with management's discussion and analysis of financial condition and results of operations of the Company for that period.

4. The material change report dated September 9, 2005 relating to the Company's acquisition of the remaining interest in the Hwini-Butre Property.

5. The material change report of the Company dated September 30, 2005 relating to the Pre-Merger Agreement.

6. Press releases of the Company dated June 23, 2005, July 28, 2005, August 23, 2005, August 29, 2005, September 28, 2005, October 12, 2005, November 14, 2005 and November 15, 2005.

All documents of the type referred to in the preceding paragraph (excluding confidential material change reports and press releases) that are required to be filed by the Company with the Commissions after the date of this Circular and prior to completion of the Arrangement, will be deemed to be incorporated by reference into and form an integral part of this Circular. The documents incorporated or deemed incorporated by reference herein contain meaningful and material information relating to the Company and the Securityholders should review all information contained in this Circular and the documents incorporated by reference.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document or the statement that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed in its unmodified or superseded form to constitute a part of this Circular.

The Company has not authorized any other person to provide a Securityholder with information different from that contained in this Circular. Information on any website maintained by the Company does not constitute a part of this Circular.

Name and Incorporation

The Company was incorporated under the CBCA on May 31, 1985 under the name of 143626 Canada Inc. The Company changed its name to St. Jude Resources Ltd. by articles of amendment dated August 14, 1987. The head office of the Company is located at Suite 200, 5405-48th Avenue, Delta, British Columbia, V4K 1W6 and the registered office of the Company is located at 5667 Timbervalley Road, Delta, British Columbia, V4K 1W6.

Intercorporate Relationships

The Company has the following four material subsidiaries:

(a) Hwini-Butre Minerals Ltd. ("HBM") – a wholly-owned subsidiary (subject to certain rights of the Government of Ghana to acquire an interest therein) incorporated under the laws of Ghana on August 22, 1989. This subsidiary is the holder of the mineral claim comprising the Hwini-Butre Concession. See "Narrative Description of the Business - See "Narrative Description of the Business - Hwini-Butre Concession, Tarkwa District, Ghana".

(b) Fairstar (Ghana) Limited – a wholly-owned subsidiary (subject to certain rights of the government of Ghana to acquire an interest therein) incorporated under the laws of Ghana on February 13, 1997. This subsidiary is the holder of the mineral claims comprising the South Benso Concession. See "Narrative Description of the Business - South Benso Concession, Tarkwa District, Ghana".

(c) Yatenga Holdings Limited – a subsidiary (subject to certain rights of the government of Burkina Faso to acquire an interest therein) incorporated under the laws of Burkina Faso on April 23, 2003. The shares of the subsidiary are registered in the name of Michael A. Terrell, the president and chief executive officer and a director of the Company, who has executed a declaration of trust in favour of the Company. Yatenga is the holder of the mineral claims comprising the Goulagou and Rounga properties in Burkina Faso. See "Narrative Description of the Business - Goulagou and Rounga Properties, Burkina Faso".

(d) St. Jude Resources (Ghana) Limited – a wholly-owned subsidiary (subject to certain rights of the government of Ghana to acquire an interest therein) incorporated under the laws of Ghana on October 23, 1995. This subsidiary is the holder of the mineral claims comprising the Shieni Hills project and the shares of Fairstar (Ghana) Limited in Ghana. See "Narrative Description of the Business - Shieni Hills Property, Ghana".

General Development of the Business

The Company is a natural resource company engaged in the acquisition and exploration of gold-related mineral properties, primarily in West Africa. In 1994, the Company acquired an interest in its principal property, namely the Hwini-Butre Concession in Ghana (the "HB Concession"). Between 2000 and 2003, the Company acquired through Fairstar (Ghana) Limited an interest in a second Ghanaian property, the South Benso Concession (the "SB Concession"), which is contiguous with its HB Concession. In 2002 and 2003, the Company acquired through Yatenga Holdings Limited, interests in two adjoining properties, Goulagou and Rounga, in Ghana's neighboring country Burkina Faso. In 2004, the Company acquired the Deba and Tialkam Projects located in Niger. In 2004, the Company acquired, through St. Jude Resources (Ghana) Ltd., the Shieni Hills Property located in Ghana. In 2005, the Company acquired the remaining interest in the HB Concession and an option to acquire the Titao property in Burkina Faso.

Narrative Description of the Business

The Company currently has interests in mineral properties located in Ghana, Burkina Faso, and Niger, West Africa. A description of the Company's material properties is set out below.

Hwini-Butre Concession, Tarkwa District, Ghana

Pursuant to certain agreements dated February 8, 1995 and August 23, 2005 with HBM, (previously a wholly-owned subsidiary of Crew Gold Corporation ("Crew")) and with Crew, respectively, the Company acquired HBM's interest in the HB Concession by issuing 2,995,000 Common Shares to Crew in consideration for all of the outstanding shares of HBM (subject to the Government of Ghana's standard carried interest described below). Pursuant to agreements dated November 15, 1994, January 21, 2005 and August 26, 2005 with BDG, the Company has acquired the interest of BDG in the HB Concession. The initial 80% interest of BDG in the HB Concession was acquired for US$250,000. The remaining interest of BDG in the HB Concession was acquired for US$2 million, payable in four instalments of US$500,000 each over an 18 month period. Prior to the Company and BDG entering into their August 26, 2005 agreement, BDG and HBM were parties to a lawsuit pursuant to which BDG was claiming HBM's interest in the HB Concession, stemming from HBM's purchase of its original interest in the HB Concession from BDG. The August 26, 2005 agreement between the Company and BDG provided for, among other things, the Company's purchase of BDG's position in the law suit together with BDG's power of attorney to settle the law suit. As a result of these agreements, the Company owns 100% of the available interest in the HB Concession. This interest is subject only to the standard 10% carried interest the Government of Ghana is entitled to under Ghanaian law, pursuant to which the Government of Ghana also has the option of acquiring, on mutually agreeable terms, up to a further 20% carried interest in HBM.

The HB Concession occupies an area of approximately 41.5 square kilometres and is located approximately 25 kilometres northwest of Takoradi, lying to the south of Amanfi Dodo and to the east of Edum Banso in the Tarkwa District of the Western Region of the Republic of Ghana. The HB Concession is located on the southeastern end of the Ashanti Gold Belt, the most prolific gold producing area in Ghana. The largest producer in the Ashanti Gold Belt is the Obuasi mine, which is operated by Anglogold Ashanti Ltd. Other producing mines in the Ashanti Gold Belt include the Prestea and Bogoso mines operated by Golden Star, as well as the Tarkwa, Teberebie and Iduapriem mines.

Mineral Resources

Since its acquisition of an interest in the HB Concession in 1994, the Company has carried out numerous, extensive work programs on the property, with over 16,000 soil geochemical samples being collected and over 17,000 meters of trenching and 30,000 meters of drilling being completed. This work has primarily been carried out on the three principal mineralized zones located on the HB Concession, namely the Adoikrom, Father Brown and Dabikrom. These zones are contained within 900 metres of an approximate north-south striking en echelon shear zone cutting a diorite-andesite-granodiorite assemblage that is subparallel to the Ashanti Gold Belt. The majority of economic gold mineralization is lithologically constrained to the shear zones, which dip fairly steeply at 65° to the west in the northern part, and flattens to 20° in the south.

The near surface portion of the mineralized structure has been highly oxidized with oxidation and partial decomposition continuing to a depth of approximately 40 metres. The bedrock sulfide-bearing material contains the majority of the resources and has been estimated separately from the oxide mineralization.

Watts, Griffis and McQuat Limited ("WGM"), Consulting Geologists and Engineers, originally estimated the Mineral Resources for the HB Concession in a report entitled "Geology and Mineral Resources of the Hwini-Butre Concession, Ghana for St. Jude Resources Ltd." dated February 1, 2002. A copy of this original report was filed and is available for review through the internet on SEDAR at www.sedar.com On December 17, 2004, WGM completed an update of the mineral resources on the HB Concession (the "WGM Update"), which was also filed and is available for review on SEDAR. A summary of the Mineral Resources set out as of December 17, 2004 in the WGM Update is set out below.

HB Concession
Summary of Mineral Resources

Resource Category	Tonnage (Tonnes)	Grade (g/t Gold)	Contained Ounces of Gold
Measured Mineral Resources – In-situ			
Oxide Mineralization	467,300	5.50	83,000
Sulfide Mineralization	2,917,400	4.46	418,000
Total Measured Resources	**3,384,700**	**4.60**	**501,000**
Indicated Mineral Resources – In-situ (Excludes Surface Material)			
Oxide Mineralization	297,300	2.35	23,000
Sulfide Mineralization	2,246,500	1.90	136,000
Total Indicated Resources	**2,543,800**	**1.95**	**159,000**
Total Measured and Indicated Resources – In-situ	**5,928,500**	**3.46**	**660,000**
Inferred Mineral Resources – In situ			
Oxide Mineralization	18,000	1.07	1,000
Sulfide Mineralization	219,300	1.88	13,000
Total Inferred Resources	**237,300**	**1.82**	**14,000**
Indicated Resources – Eluvial and Re-Worked Surface Material	**3,865,700**	**1.36**	**169,000**

For the estimate, WGM established controls on the deposits by digitizing the zone outlines on cross sections using an external cutoff grade of 0.50 g/t gold for the main zones, or creating a bottom contact (surface) for the eluvial material at a cutoff grade of 0.40 g/t gold. In selected cases, WGM incorporated some lower grade material to maintain overall continuity. These outlines were used to generate a 3-D geological model and were subsequently used for compositing and to define boundaries for the block modeling procedure.

WGM determined that the densities for the mineralized material should be based on the degree of oxidation from surface as opposed to the different rock types, and density distinction was made between mineralization and barren rock.

As the mineralized widths can be quite narrow for some zones contained within the HB Concession, the composite length (2m) and the size of the blocks (2.5 x 5.0 x 2.5 m) were deliberately kept small. The small block size was also chosen to minimize the effects of dilution. The composites created within the ore zones were flagged with the zone designation and used for grade interpolation into the 3-D lithological block model.

The HB Concession remains prospective for additional resources. Other significant prospective targets include Seikrom, Semkrom, Briminsu and Apatunso.

As of July 31, 2005, the Company had incurred $744,448 in acquisition costs (exclusive of the subsequent payments made to Crew and BDG to acquire their remaining interest in the HB Concession) and $14,738,095 in exploration costs on the HB Concession.

South Benso Concession, Tarkwa District, Ghana

Pursuant to an agreement dated October 12, 2000 and amended January 1, 2002 and January 7, 2004 with Fairstar Explorations Inc. ("Fairstar"), the Company acquired all of the shares of Fairstar (Ghana) Limited, the holder of the 90% interest in the mineral claims comprising the SB Concession. The Company paid Fairstar $400,000 and issued 850,000 Common Shares to Fairstar for the acquisition. Fairstar has retained a 1.5% net smelter return royalty on the property which can be purchased by the Company for an aggregate of $4,000,000 unless a feasibility study on the property indicates there are greater than 3.5 million ounces of recoverable gold present in which case the buyout price increases to US$6,000,000. Pursuant to an agreement dated November 27, 2003, the original vendor of the SB Concession to Fairstar, Architect Co-Partners ("ACP"), holds a royalty interest which entitles ACP to receive a royalty equivalent to US$1.00 per ounce of gold produced from the SB Concession. The Company is entitled to purchase the royalty interest for US$500,000 at any time prior to the first anniversary of the date of commencement of commercial production. If the royalty is purchased by the Company, ACP will also be entitled to a bonus payment of US$2,000,000 if more than 3 million ounces of gold are produced from the SB Concession. As is the case with the HB Concession, the Government of Ghana holds a 10% carried interest in Fairstar (Ghana) Limited and has the option of acquiring, on mutually agreeable terms, up to a further 20% carried interest in Fairstar (Ghana) Limited.

Property Location and Background

The SB Concession is located contiguous to and directly north of the HB Concession and covers an area of approximately 90 square kilometres.

Prior to the Company's acquisition of the SB Concession, Fairstar carried out an extensive program of geophysical and geochemical survey work on the SB Concession, together with initial drilling on a number of identified targets. A number of these drill holes have encountered economic gold mineralization.

The Company has subsequently conducted a detailed geochemical soil sampling survey over the SB Concession, and drill programs on three identified targets, namely Amantin, Subriso and Chichiwelli.

Mineral Resources

On December 15, 2004, WGM completed a mineral resource estimate of the mineralization on the SB Concession. The complete report entitled "Geology and Mineral Resources of the Benso Concession, Ghana, for St. Jude Resources Ltd." (the "WGM SB Report") is available for review on SEDAR at www.sedar.com A summary of the mineral resources on the SB Concession as at December 15, 2004 as set out in the WGM SB Report is set out below.

SB Concession
Summary of Mineral Resources

Resource Category	Tonnage (Tonnes)	Grade (g/t)	Contained Ounces
Measured Mineral Resources			
Oxide Mineralization	286,500	3.28	30,000
Sulfide Mineralization	3,478,700	3.04	341,000
Total	**3,765,200**	**3.06**	**371,000**
Indicated Mineral Resources			
Oxide Mineralization	64,800	2.47	5,000
Sulfide Mineralization	1,434,400	2.40	111,000
Total	**1,499,200**	**2.40**	**116,000**
Measured + Indicated Mineral Resources			
Oxide Mineralization	351,300	3.13	35,000
Sulfide Mineralization	4,913,100	2.85	451,000
Total	**5,264,400**	**2.87**	**486,000**
Inferred Mineral Resources			
Oxide Mineralization	1,000	3.63	N/A
Sulfide Mineralization	125,400	2.67	11,000
Total	**126,400**	**2.68**	**11,000**

WGM states that it estimated the mineral resources for the SB Concession deposits using geological and assay data supplied by the Company. Mineralized zones defined on cross sections were used to produce 3-D solids and lithological and gold grade block models using ordinary kriging or an inverse distance squared method of interpolation. The information for the mineral resource estimate is contained in 167 holes and a specific gravity of 2.00 for oxide and

2.80 for sulfide material were used. The mineral resources were separated by zone and oxidation type and were classified according to NI 43-101 and Canadian Institute of Mining, Metallurgy and Petroleum guidelines and definitions.

The block model mineral resources for the main zones on the SB Concession, using a nominal 0.50 g/t gold cutoff, consist of a Measured Mineral Resource of 3.76 million tonnes grading 3.06 g/t gold and an Indicated Mineral Resource of 1.50 million tonnes grading 2.40 g/t gold, for a grand total of 5.26 million tonnes grading 2.87 g/t gold. A small Inferred Mineral Resource of 126,000 tonnes at 2.68 g/t gold is also contained within these deposits. Approximately 70% of the tonnes and 75% of the total contained ounces are classified as Measured and 28% of the tonnes and 23% of the contained ounces are in oxidized material and 93% are in unweathered fresh or sulfide-bearing material.

WGM concluded that the deposits discovered to date are concentrated in two major generally north-south trending “structures”, the Eastern and Western trends.

Goulagou and Rounga Properties, Burkina Faso

On December 15, 2002, the Company entered into an option agreement with Julien Ouedraogo (“Ouedraogo”) to acquire the Goulagou property. On October 15, 2003, the Company entered into another option agreement with Ouedraogo to acquire the Rounga property, which is located adjacent to the Goulagou property. The Company, through its interest in Yatenga Holdings Limited, currently has an 80% interest in the Gougalou and Rounga properties, with Oudraogo holding a 10% interest, that can be acquired for payment of US$1,000,000 at any time up to 12 months from the date of commencement of commercial gold production from the properties. If the Company acquires this 10% interest from Ouedraogo, he will be entitled to retain a 5% net profits interest in the properties, which may subsequently be purchased by the Company for US$500,000. The remaining 10% interest in the property is the Government of Burkina Faso’s 10% carried interest.

Property Location and Background

The Goulagou and Rounga properties are two contiguous properties covering approximately 487 square kilometres and located approximately 100 kilometres west of Ouagadougou, the capital city of Burkina Faso, and 20 kilometres north of the city of Ouahigouya.

The Goulagou and Rounga properties originally formed part of a larger land assembly held by Channel Resources Ltd. (“CRL”) from 1994 to 2001. During that time, CRL carried out extensive exploration work on the properties, including mapping, soil and rock sampling, air borne geophysics and the drilling of holes totaling over 20,000 metres. This exploration work established the existence of several areas of gold enrichment including two parallel gold mineralized zones on the Goulagou property, designated GG1 and GG2. CRL calculated an inferred resource of 774,700 ounces. No independent verification of this historical data by a qualified person as required by NI 43-101 has been performed and the Company has not completed sufficient exploration to verify the CRL resource estimate. The Company has carried out a drill program primarily on the GG1 and GG2 zones, and to date has obtained results consistent with those obtained by CRL and its previous drilling program. This leads the Company to believe that the exploration carried out by CRL was done in a professional and

diligent manner and is therefore relevant. However, this historical resource estimate was prepared prior to NI 43-101 and therefore should not be relied upon.

As at July 31, 2005, the Company had incurred $247,656 in acquisition costs and $4,656,101 in exploration costs on the two properties. The Company's exploration expenditures relate to drilling at the GG1 and GG2 deposits and other exploratory work in the Rounga area.

Deba and Tialkam Projects, Niger

The Company holds two exploration permits in Niger, referred to as the Tialkam and Deba permits. The Tialkam permit was granted directly to the Company by the Republic of Niger pursuant to the terms of a permit dated November 25, 2004. The Deba permit was granted directly to the Company by the Republic of Niger pursuant to the terms of a permit dated November 25, 2004. The Company holds a 100% interest in the permits, subject to the standard 10% carried interest of the Government of Niger. The Government of Niger also has the right to increase its carried interest by a further 10% at the time the property is to be placed into commercial production.

The Tialkam and Deba permit areas have previously been extensively covered by multi media geochemistry, with more than 35,000 and 25,000 respective samples having been collected from the two permit areas. Numerous clusters of gold anomalies were identified, and a limited amount of follow up drilling was carried out by previous operators.

After reviewing available data from previous exploration carried out in the area, in spring/summer of 2005 the Company carried out a first phase drilling program to test selected high priority targets identified by the previous operators. The Company is in the process of evaluating the results of this drilling program to select targets for a second phase drilling program.

As of July 31, 2005, the Company had incurred $122,832 in acquisition costs and $904,363 in exploration costs on the two permits.

Shieni Hills Project, Ghana

During 2003, St. Jude Resources (Ghana) Ltd. acquired from the Government of Ghana a reconnaissance licence in the north-east corner of Ghana. The Company is in the process of converting the reconnaissance licence to a prospecting licence.

The license covers a grass roots exploration area of approximately 500 sq. km. and is centered on the Shieni Hills iron ore deposits. These deposits are substantial in size, however, to date the Company has not investigated their economic potential.

The Company is testing the theory that the iron is hosted in hydrothermal breccias. This makes the property an IOCG (iron ore, copper, gold) candidate, and the geological setting is similar to the Adelaide Basin/Olympic Dam IOCG deposit. The iron may have carried with it gold and other minerals as it came through the underlying Birimian basement material. The Shieni Hills also appear to overlay the strike extension of the Ashanti gold belt.

A phase I geochemical survey has identified a 47 kilometre low grade gold anomaly which was identified in over 700 samples taken across 13 east-west trending grid lines. This enriched zone averages 500 to 1,000 metres in width over the entire length of the anomaly. The Company considers these results to be a strong indication that the Shieni Hills iron deposits may in fact be associated with gold deposition.

As of July 31, 2005, the Company had incurred $279,364 in acquisition and exploration costs on the property.

All of the Company's exploration programs in Ghana, Burkina Faso and Niger are designed and completed under the supervision of George A. Flach, B.SC. P.Geo.

Titao Property, Burkina Faso

On November 15, 2005, the Company announced that it had entered into an option agreement to purchase the Titao gold property in Burkina Faso. The property is a highly prospective 204 sq. km. exploration licence strategically located on the same gold belt as the Company's Goulagou property. The Company can earn a 90% interest of the available interest by paying a total of US$125,000. US$25,000 has been paid with the balance payable in four instalments of US$25,000 over the next 24 months. The Company also has the option of purchasing the remaining 10% available interest at any time up to 12 months from the date of commencement of commercial production. The Government of Burkina Faso has maintained its standard 10% interest in the property.

Dividend Policy

The Company has paid no dividends since its inception. At the present time, the Company intends to retain any earnings for corporate purposes. The payment of dividends in the future will depend on the earnings and financial condition of the Company and on such other factors as the Board of Directors may consider appropriate. However, since the Company is currently in a development stage, it is unlikely that earnings, if any, will be available for the payment of dividends in the foreseeable future.

Directors and Officers

The directors and officers of the Company are as follows:

Name, Municipality of Residence and Present Position with the Company	Principal Occupation During Past 5 Years	Year First Became a Director
Michael A. Terrell[(1)] Delta, BC President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	1987

Name, Municipality of Residence and Present Position with the Company	Principal Occupation During Past 5 Years	Year First Became a Director
D. Mark Eilers[(1) (2) (3)] Calgary, Alberta Director	Professional Engineer, President of Markedon Energy Ltd., an oil and gas exploration company	1988
Chris A. Bennett[(1) (2) (3)] Barrie, Ontario Director	Director, Mine/Mill Technology for Minnovex Technologies Inc., a mineral process engineering company	1988
W. Ken Midan Nanaimo, BC Director	Professional engineer. President of WK Mining Services Ltd., a mineral resource consulting company. Previously Manager of Projects and Technical Services for the Saudi Arabian Mining Company.	2003
Todd McMurray Delta, BC Vice-President, Corporate Development	Vice-President of the Company since 1991. Previously independent contractor providing corporate development and investor relations services to a number of listed companies	N/A
Mary-Jane Hamula Delta, BC Secretary	Secretary to the Company	N/A
Kamal Nagra Surrey, BC Chief Financial Officer	Chief Financial Officer of the Company since October 2003. Previously Senior Accountant, First Quantum Minerals Ltd.	N/A

Notes:

(1) Member of the Company's Audit Committee.
(2) Member of the Company's Compensation Committee.
(3) Member of the Company's Nominating Committee.

The directors of the Company are elected by the Shareholders at each annual general meeting and serve until the next annual general meeting, or until they resign or their successors are duly elected or appointed. Officers of the Company are appointed by the Board.

No director or officer:

(a) Is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or officer of any issuer (including the Company) that, while that person was acting in that capacity:

  (i) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any statutory exemptions, for a period of more than 30 consecutive days; or

  (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

(b) Has been subject to any penalties or sanctions imposed by a court relating to Canadian permits legislation or by a Canadian securities regulatory authority or entered into a settlement agreement with a Canadian securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision.

(c) Has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or had a receiver, receiver manager or trustee appointed to hold its assets.

As at the date of this Circular, the directors and officers of the Company as a group owned beneficially, directly or indirectly, or exercised control or discretion over an aggregate of 5,104,502 Common Shares and Convertible Securities, which is equal to 10.02% of the issued and outstanding Common Shares and Convertible Securities in the aggregate.

Executive Compensation

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of the Chief Executive Officer and the Chief Financial Officer as at January 31, 2005, and the other three most highly compensated executive officers of the Company as at January 31, 2005, whose individual total compensation for the most recently completed financial year exceeded $150,000 (of which there were none) and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Name and Principal Position	Fiscal Year Ended	Annual Compensation			Long Term Compensation			All Other Compensatio $
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation	Securities Under Options Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Michael A. Terrell President and CEO	Jan. 31, 2005 Jan. 31, 2004 Jan. 31, 2003	216,667[(1)] 210,000[(1)] 210,000[(1)]	Nil Nil Nil	Nil Nil Nil	300,000 500,000 730,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Kamal Nagra CFO	Jan. 31, 2005 Jan. 31, 2004 Jan. 31, 2003	75,925 3,825 Nil	Nil Nil Nil	Nil Nil Nil	50,000 50,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Note:

(1) *Salary paid to Bluestar pursuant to the Executive Employment Agreement. See "Termination of Employment, Change in Responsibilities and Employment Contracts" below.*

Long Term Incentive Plans

The Company does not have a Long Term Incentive Plan pursuant to which it provides compensation intended to motivate performance over a period greater than one financial year.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company is party to the Executive Employment Agreement with Bluestar, a company the principal of which is the President and CEO of the Company, Michael A. Terrell. Pursuant to the Executive Employment Agreement, Bluestar was paid $17,500 per month from July 1, 2002 to November 30, 2004 for the provision of management services to the Company. Commencing December 1, 2004, Bluestar's monthly remuneration was increased to $20,833. If the Executive Employment Agreement is terminated within 24 months of a change in control of the Company, Bluestar will be entitled to a termination payment equal to 12 times the amount of monthly remuneration then being paid multiplied by a fraction, the numerator of which will be six plus one for each year since 1987 (being the year in which Michael A. Terrell was first employed by the Company) and the denominator will be 12. If the agreement is terminated or Mr. Terrell resigns in connection with the Arrangement, approximately $500,000 will be payable to Bluestar. It is currently expected that Mr. Terrell will resign as of the Effective Time and that this amount will be payable to Bluestar.

During the most recently completed financial year there were no other employment contracts between the Company or its subsidiaries and a NEO, and no compensatory plans, contracts or arrangements where a NEO is entitled to receive more than $100,000 from the Company or its subsidiaries, including periodic payments or installments, in the event of:

(a) the resignation, retirement or any other termination of the NEO's employment with the Company and its subsidiaries;

(b) a change of control of the Company or any of its subsidiaries; or

(c) a change in the NEO's responsibilities following a change in control.

Pension and Retirement Benefit Plans

No pension or retirement benefit plans have been instituted by the Company, and none are proposed at this time.

Options

The following table summarizes the share options granted to the Named Executive Officers during the fiscal year ended January 31, 2005:

Name	**Options Granted (# shares)**	**% of Total Options Granted**	**Exercise Price ($/share)**	**Market Value of Shares Underlying Options at Date of Grant ($/share)**	**Expiration Date**
Michael A. Terrell President and CEO	300,000	18.5%	$1.31	$1.31	Sept. 21, 2009
Kamal Nagra CFO	50,000	3.1%	$1.31	$1.31	Sept. 21, 2009

No options were granted to Named Executive Officers subsequent to the fiscal year ended January 31, 2005.

The following table sets forth a summary of share options exercised since February 1, 2004 by, and remaining outstanding to, the Named Executive Officers as at November 17, 2005:

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at	$ Value of Unexercised In-the-Money Options [(1)]
Michael A. Terrell President and CEO	Nil	Nil	800,000	$275,000
Kamal Nagra CFO	Nil	Nil	100,000	$40,500

Note:

(1) *Value of unexercised in-the-money options calculated using the closing price of $1.96 for the common shares of the Company on the TSXV on November 17, 2005, less the exercise price of in-the-money options.*

Compensation of Directors

During the most recently completed financial year, directors of the Company were paid $12,000 each for acting as directors of the Company. In addition, W.K. Mining Services, a company controlled by W. Ken Midan, a director of the Company, was paid $32,000 for providing consulting engineering services to the Company.

Share Capital

The authorized capital of the Company consists of an unlimited number of Class A common shares and an unlimited number of Class B non-voting common shares.

There are no preemptive or conversion rights, and no provision for redemption, purchase for cancellation, surrender or sinking funds with respect to such shares. Provision as to modifications, amendments or variations of such rights or such provisions are contained in the Company's articles and by-laws and the CBCA.

Existing Share Capital

The following table sets forth as of the date hereof a summary of the particulars of the share capital of the Company. The Company does not have any long-term debt.

Designation of Security	Amount Outstanding as at January 31, 2005	Amount Outstanding as at July 31, 2005	Amount Outstanding as at November 17, 2005
Common Shares	$52,179,628 (38,423,284 Common Shares)	$52,775,523 (39,319,324 Common Shares)	$59,646,493 (42,911,109 Common Shares)
Class B non-voting common shares	Nil	Nil	Nil

As at July 31, 2005, the Company had no long term debt and a deficit of $48,192,663.

Options to Purchase Shares

As at the date hereof, the Company has an aggregate of 3,518,300 Company Options, 4,500,000 Company Warrants and 668,875 Company Compensation Options outstanding. A summary of these options and warrants is as follows:

Category of Optionees	Number	Exercise Price ($)	Expiration Date	Market Value at Date of Grant ($)	Current Market Value ($) [1]
Present and past executive officers of the Company (three in total)	750,000 450,000 117,500	1.80 1.31 0.21	Oct. 30, 2008 Sept. 21, 2009 Feb. 12, 2007	1.80 1.31 0.21	$120,000 $292,500 $205,625
Present and past directors of the Company (three in total)	300,000 150,000 77,500	1.80 1.31 0.21	Oct. 30, 2008 Sept. 21, 2009 Feb. 12, 2007	1.80 1.31 0.21	$48,000 $97,500 $135,625
Present and past employees of the Company	600,000 723,300	1.80 1.31	Oct. 30, 2008 Sept. 21, 2009	1.80 1.31	$96,000 $470,145

Category of Optionees	Number	Exercise Price ($)	Expiration Date	Market Value at Date of Grant ($)	Current Market Value ($) [1]
Present and past employees of subsidiaries of the Company	200,000 150,000	1.80 1.31	Oct. 30, 2008 Sept. 21, 2009	1.80 1.31	$32,000 $97,500
Company Compensation Options	668,875	2.00	Nov. 20, 2005	2.00	Nil
Company Warrants	4,500,000	3.00	Nov. 20, 2008	2.00	Nil

Note:

(1) Based on the difference between the exercise price and the November 17, 2005 closing price of $1.96 for the Common Shares on the TSXV.

Prior Sales

The following table contains details of the sales of Common Shares within the 12 months prior to the date of this Circular.

Date of Issue	Number of Common Shares	Price per Share
August 26, 2005	2,995,000	$2.00[1]
Various dates[2]	596,785	$0.21-$2.00

Notes:

(1) Issued to Crew as consideration for the acquisition of HBM and its interest in the HB Concession. See "Narrative Description of the Business - Hwini-Butre Concession, Tarkwa District, Ghana."

(2) Common Shares issued on various dates throughout the year upon the exercise of Company Compensation Options and Company Options. Exercise prices ranged from $0.21 o $2.00 per Common Share.

Interest of Informed Persons in Material Transactions

No informed person or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company's most recently completed financial year, which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

In August, 2005, the Company disposed of its Uchi Lake property, located in Ontario, Canada, to Dollard Mines Ltd. ("Dollard"), a company controlled by Michael A. Terrell, the president and chief executive officer and a director of the Company. The consideration paid by Dollard for the acquisition was $10,000 and a NSR of 1% in favour of the Company, which can be repurchased by Dollard at any time prior to September 1, 2009 for $1,000,000. The Uchi Lake property was

not material to the Company, as it had been inactive for over 14 years and written off the financial statements of the Company.

Auditors and Registrar and Transfer Agent

The auditors for the Company are KPMG, Chartered Accountants, of Commerce Place, 10125-102 Street, Edmonton, Alberta, T5J 3V8.

The Registrar and Transfer Agent for the Company is CIBC Mellon Trust Company, Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

Legal Proceedings

The Company is not party to any outstanding legal proceedings, nor are any such proceedings contemplated.

Material Contracts

Except for contracts entered into in the ordinary course of business, the only contracts entered into by the Company within the two years preceding the date of this Circular and which can be reasonably regarded as material to the Company are as follows:

1. Arrangement Agreement dated November 11, 2005. See "The Arrangement."

2. Acquisition Agreement dated August 23, 2005 with Crew and HBM regarding the HB Concession. See the "Narrative Description of the Business - Hwini-Butre Concession, Tarkwa District, Ghana."

3. Deed and Power of Attorney, each dated August 26, 2005 with BDG regarding the HB Concession. See the "Narrative Description of the Business - Hwini-Butre Concession, Tarkwa District, Ghana."

4. Pre-Merger Agreement dated September 27, 2005 with Golden Star, as amended. See "The Arrangement - Background to the Arrangement".

5. Financial advisory agreement dated January 25, 2005 with Salman and Haywood. See "The Arrangement – Fairness Opinions".

6. Letter Agreement with BDG dated January 21, 2005 regarding the Dabikrom Prospecting Licence.

7. Agreement dated October 12, 2000 and amended January 1, 2002 and January 7, 2004 with Fairstar regarding the SB Concession. See "Narrative Description of the Business - South Benso Concession, Tarkwa District, Ghana".

8. Agreement dated November 27, 2003 with ACP regarding the SB Concession. See "Narrative Description of the Business - South Benso Concession, Tarkwa District, Ghana".

Copies of these material contracts may be reviewed during normal business hours until the date of the Meeting at the Company's office, located at Suite 200, 5405-48th Avenue, Delta, British Columbia.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com. Securityholders may also contact the Company at Suite 200, 5405-48th Avenue, Delta, British Columbia, V4K 1W6 (Phone no. (604) 940-6565) to request copies of the Company's comparative financial statements and management's discussion and analysis of financial information and results of operations for its most recently completed financial year.

RISK FACTORS

Risk Factors Relating to the Arrangement

The proposed combination of Golden Star and the Company is subject to certain risks, including the following:

Risks associated with a fixed exchange ratio

Pursuant to the provisions of the Plan of Arrangement, each Common Share will be exchanged for 0.72 Golden Star Common Shares. This exchange ratio is fixed and it will not increase or decrease due to fluctuations in the market price of the Common Shares or Golden Star Common Shares. The market value of the consideration that Shareholders receive under the Arrangement will depend on the market price of the Golden Star Common Shares on the Effective Date. If the market price of the Golden Star Common Shares increases or decreases, the market value of the Golden Star Common Shares that Shareholders receive will correspondingly increase or decrease. Many of the factors that affect the market price of the Golden Star Common Shares and the Common Shares are beyond the control of Golden Star and the Company, respectively. These factors include changes in, or market perceptions of changes in, the business, operations or prospects of Golden Star, market assessments of the likelihood the Arrangement will be completed, increases or decreases in the price of gold, changes in the regulatory environment, political developments and general market and economic conditions.

The integration of Golden Star and the Company may not occur as planned.

The Arrangement will involve the integration of companies that previously operated independently. The Arrangement has been proposed with the expectation that its successful completion will result in increased earnings and cost savings by taking advantage of the synergies of consolidation and enhanced growth opportunities of the combined company. These anticipated benefits will depend in part on whether the operations of Golden Star and the Company can be integrated in an efficient and effective manner. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities and costs, and the loss of key employees.

Failure to retain key employees of the Company could adversely affect Golden Star after the completion of the Arrangement.

The performance of the Company's operations after completion of the Arrangement could be adversely affected if the combined company cannot retain selected key employees to assist in the integration of the Company and Golden Star. If the combined company does not retain certain of the Company's key employees, or if key executives exercise their rights to terminate their employment agreements following completion of the Arrangement, the Company would be required to pay severance payments of up to approximately $850,000.

The exchange of Common Shares and Convertible Securities pursuant to the Arrangement may be taxable for U.S. holders, and will be subject to special rules for passive foreign investment companies.

As a result of the Company's status as a "passive foreign investment company" ("PFIC"), Securityholders who are subject to U.S. income tax may incur U.S. federal income tax liability on the exchange of Common Shares and Convertible Securities for Golden Star Common Shares and Golden Star Convertible Securities pursuant to the Arrangement. If the Company was a PFIC for a taxable year that includes any portion of a U.S. Holder's holding period in the holder's Common Shares or Convertible Securities, that U.S. Holder will recognize gain or income on (i) the exchange of Common Shares for Golden Star Common Shares, unless the U.S. Holder has timely made a "qualified electing fund" election or a "mark-to-market" election, and (ii) the exchange of Company Warrants for Golden Star Warrants without regard to any U.S. income tax election. In each case, any such gain or income will be subject to tax at the highest marginal rates applicable to ordinary income, and will be subject to interest charges to reflect the value of the U.S. income tax deferral. A U.S. Holder of Common Shares that has timely made a "qualified electing fund" election with respect to the holder's Common Shares will not recognize gain or loss on the exchange of its Common Shares for Golden Star Common Shares pursuant to the Arrangement if the exchange qualifies as an exchange pursuant to a "reorganization" under Section 368(a)(1) of the Code, and will recognize capital gain or loss if the exchange does not qualify as an exchange pursuant to a "reorganization" under Section 368(a)(1) of the Code. A U.S. Holder of Common Shares that has timely made a "mark-to-market" election with respect to the holder's Common Shares will not recognize gain or loss on the exchange of its Common Shares for Golden Star Common Shares pursuant to the Arrangement if the exchange qualifies as an exchange pursuant to a "reorganization" under Section 368(a)(1) of the Code, and will recognize ordinary income, ordinary loss (to the extent of mark-to-market gains) or capital loss (to the extent of any remaining loss) if the exchange does not qualify as an exchange pursuant to a "reorganization" under Section 368(a)(1) of the Code.

There is a risk that the exchange of Common Shares for Golden Star Common Shares pursuant to the Arrangement will fail to qualify as an exchange pursuant to a "reorganization" under Section 368(a)(1) of the Code. If this happens, Shareholders who are subject to U.S. income tax will recognize a taxable gain or loss equal to the difference between the fair market value of the Golden Star Common Shares received pursuant to the Arrangement and the Shareholder's adjusted cost basis in the Common Shares exchanged. Any such gain or income realized by a U.S. Holder of Common Shares will be subject to tax at the highest marginal rates applicable to ordinary income, and will be subject to interest charges to reflect the value of the U.S. income tax deferral, unless the U.S. Holder has timely made a "qualified electing fund" election or a

"mark-to-market election." A U.S. Holder of Common Shares that has timely made a "qualified electing fund" election will recognize capital gain or loss on the exchange, and a U.S. Holder of Common Shares that has timely made a "mark-to-market" election will recognize ordinary income, ordinary loss (to the extent of mark-to-market gains) or capital loss (to the extent of any remaining loss) on the exchange. A U.S. Holder of Common Shares will not be subject to an interest charge if it has made either a "qualified electing fund" or "mark-to-market" election.

If the exchange of Common Shares for Golden Star Common Shares fails to qualify as an exchange pursuant to a "reorganization" under Section 368(a)(1) of the Code, Convertible Securityholders who are subject to U.S. income tax will also recognize taxable gain upon the exchange of the Convertible Securities for Golden Star Convertible Securities equal to the difference between the fair market value of the Golden Star Convertible Securities received and the adjusted basis of the Convertible Securityholder's interest in the Convertible Securities. Any such gain will be taxable, without regard to any income tax election, at highest marginal rates applicable to ordinary income and will be subject to interest charges to reflect the value of the U.S. income tax deferral.

Failure to complete the Arrangement could negatively impact the Company's share price, future business and operations.

The Company is subject to certain risks if the Arrangement is not completed, including the following: (a) the price of the Common Shares may decline to the extent that the relevant current market price reflects an assumption that the Arrangement will be completed; (b) certain costs related to the Arrangement, such as legal, accounting and certain financial advisory fees, must be paid by the Company even if the Arrangement is not completed; (c) in certain instances, if the Arrangement is not completed, the Company may be required to pay the Company Break Fee, which fee could adversely affect the Company's financial condition; and (d) if the Arrangement is terminated and the Board of Directors decides to seek another business combination or merger, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the price to be paid by Golden Star pursuant to the Arrangement.

Risk Factors Relating to Golden Star

The decision to acquire Golden Star securities in exchange for securities of the Company involves a high degree of risk. You should consider the following discussion of risks in addition to the other information in this Circular. The risks below address material factors that may affect Golden Star's future operating results and financial performance.

Financial Risks

A substantial or extended decline in gold prices would have a material adverse effect on Golden Star.

The price of Golden Star Common Shares, Golden Star's financial results and its exploration, development and mining activities have previously been, and would in the future be, significantly adversely affected by a substantial or extended decline in the price of gold. The price of gold is volatile and is affected by numerous factors beyond Golden Star's control such as the sale or purchase of gold by various central banks and financial institutions, inflation or

deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional demand, and the political and economic conditions of major gold-producing countries throughout the world. Any drop in the price of gold adversely impacts Golden Star's revenues, profits and cash flows. In particular, a sustained low gold price could:

- cause suspension of Golden Star's mining operations at Bogoso-Prestea and Wassa if such operations become uneconomic at the then-prevailing gold price, thus further reducing revenues;
- cause Golden Star to be unable to fulfill its obligations under agreements with its partners or under its permits and licenses which could cause Golden Star to lose its interests in, or be forced to sell, some of its properties;
- halt or delay the development of new projects; and
- reduce funds available for exploration, with the result that depleted reserves are not replaced.

Furthermore, the need to reassess the feasibility of any of Golden Star's projects because of declining gold prices could cause substantial delays or might interrupt operations until the reassessment can be completed. Mineral reserve calculations and life-of-mine plans using significantly lower gold prices could result in reduced estimates of mineral reserves and non-reserve mineral resources and in material write-downs of Golden Star's investment in mining properties and increased amortization, reclamation and closure charges.

Golden Star may incur substantial losses in the future that could make financing its operations and business strategy more difficult.

Golden Star had a net loss of US$8.2 million during the nine months ended September 30, 2005 and annual earnings of US$2.6 million, US$22.0 million and US$4.9 million in 2004, 2003 and 2002, respectively. Golden Star reported net losses of US$20.6 million in 2001 and US$14.9 million in 2000. Numerous factors, including declining gold prices, lower than expected ore grades or higher than expected operating costs, and impairment write-offs of mine property and/or exploration property costs, could cause Golden Star to become unprofitable in the future. Any future operating losses could make financing its operations and its business strategy, or raising additional capital, difficult or impossible and could materially and adversely affect its operating results and financial condition.

Golden Star's obligations could strain its financial position and impede its business strategy.

Golden Star has total consolidated debts and liabilities as of September 30, 2005 of US$102.5 million, including US$12.2 million payable to financial institutions, US$50 million in senior convertible notes maturing on April 15, 2009, US$8.5 million of current trade payables and accrued current liabilities and an US$23.3 million accrual for environmental rehabilitation liabilities. For additional information on Golden Star's environmental rehabilitation liabilities, see note 13 to Golden Star's Consolidated Financial Statements contained in its Annual Report on Form 10-K for its most recently completed fiscal year and any subsequent Quarterly Report on Form 10-Q for its most recently completed fiscal quarter. Golden Star expects that its

indebtedness and other liabilities will increase as a result of its corporate development activities. These liabilities could have important consequences, including the following:

- increasing Golden Star's vulnerability to general adverse economic and industry conditions;
- limiting Golden Star's ability to obtain additional financing to fund future working capital, capital expenditures, operating and exploration costs and other general corporate requirements;
- requiring Golden Star to dedicate a significant portion of its cash flow from operations to make debt service payments, which would reduce its ability to fund working capital, capital expenditures, operating and exploration costs and other general corporate requirements;
- limiting Golden Star's flexibility in planning for, or reacting to, changes in its business and the industry; and
- placing Golden Star at a disadvantage when compared to its competitors that have less debt relative to their market capitalization.

Golden Star estimates of mineral reserves and non-reserves could be inaccurate, which could cause production and costs to differ from estimates.

There are numerous uncertainties inherent in estimating Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources, including many factors beyond Golden Star's control. The accuracy of estimates of Mineral Reserves and non-reserves is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which could prove to be unreliable. These estimates of Mineral Reserves and non-reserves may not be accurate, and Mineral Reserves and non-reserves may not be able to be mined or processed profitably.

Fluctuation in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate could require revision of the estimate. The volume and grade of Mineral Reserves mined and processed and recovery rates might not be the same as currently anticipated. Any material reductions in estimates of Golden Star's mineral reserves and non-reserves, or of its ability to extract these Mineral Reserves and non-reserves, could have a material adverse effect on Golden Star's results of operations and financial condition.

Golden Star currently has only two major sources of operational cash flows, which will likely be insufficient to fund its continuing exploration and development activities.

While Golden Star has received significant infusions of cash from sales of equity, its only current significant internal sources of funds are operational cash flows from Bogoso/Prestea and Wassa. The newly constructed Wassa processing plant and open pit mine were completed and placed in service on April 1, 2005 and currently process through the mill a mixture of ore from the open pit and materials from the prior owner's heap leach pads. Production at Wassa was 45,063 ounces in the second and third quarters of 2005 and is expected to average approximately

140,000 ounces per year after 2005. However, Wassa's production goal may not be achieved. The anticipated continuing exploration and development of Golden Star's properties will require significant expenditures over the next several years. Golden Star expects that these expenditures will exceed free cash flows generated by Bogoso/Prestea and Wassa during that period, and therefore it expects to use its excess cash and in the future to require additional outside capital. Lower gold prices during the five years prior to 2002 adversely affected Golden Star's ability to obtain financing, and recurring lower gold prices could have similar effects in the future. In the future, Golden Star may not be able to obtain adequate financing on acceptable terms. If it is unable to obtain additional financing, Golden Star might need to delay or indefinitely postpone further exploration and development of its properties, and as a result, Golden Star could lose its interest in, or could be forced to sell, some of its properties.

Implementation of a hedging program might be unsuccessful and incur losses.

As required in a loan agreement, one of Golden Star's subsidiaries has entered into gold derivative positions designed to stabilize its expected royalty revenues received from the gold royalty payer. The derivative limits both the upside of the royalty revenues and the down side. While there is a risk of loss if the derivative positions were to be liquidated early and during a period of unfavorable gold prices, loan covenants prohibit liquidation of the position prior to the end of the loan repayment.

Golden Star has purchased and expects to continue to purchase put options ("puts") and call options ("calls") from time to time during the construction phase of a new processing plant at Bogoso in Ghana. Puts give Golden Star the right but not the obligation to sell gold in the future at a fixed price. While puts do not limit the upside potential of higher gold prices, early liquidation of puts during a period of unfavorable gold prices could result in a loss. Calls are contractual commitments which require Golden Star to sell gold at a fixed price on specified future dates. If the spot market gold price exceeds the call option price on the specified sale date Golden Star would receive the call price rather than the higher spot market price for the gold ounces covered by the call option. Current call options are set at US$525 per ounce. There will be no cost to Golden Star unless the spot market price of gold exceeds this level on the call options' specified sales dates.

Golden Star continues to review whether or not, in light of the potential for gold prices to fall, it would be appropriate to establish a more general hedging program. To date, Golden Star has decided not to implement a more general hedging program on gold production from its own properties.

Golden Star is subject to fluctuations in currency exchange rates, which could materially adversely affect its financial position.

Golden Star's revenues are in United States dollars, and it maintains most of its working capital in United States dollars or United States dollar-denominated securities. Golden Star typically converts its United States funds to foreign currencies as payment obligations become due: Accordingly, Golden Star is subject to fluctuations in the rates of currency exchange between the United States dollar and these currencies, and such fluctuations could materially affect its financial position and results of operations. A significant portion of the operating costs at Bogoso/Prestea and Wassa is based on the Ghanaian currency, the Cedi. Golden Star is required to convert into Cedis only 20% of the foreign exchange proceeds that it receives from selling

gold, but the Government of Ghana could require Golden Star to convert a higher percentage of such sales proceeds into Cedis in the future. In addition, Golden Star currently has future obligations that are payable in Euros, and receivables collectible in Euros. Golden Star obtains construction and other services and materials and supplies from providers in South Africa and other countries. The costs of goods and services could increase due to changes in the value of the United States dollar or the Cedi, the South African Rand or other currencies, such as the recent decrease in the value of the United States dollar relative to other currencies. In addition, such changes may increase the salary costs of expatriate employees who are currently paid in United States dollars. Consequently, operation and development of Golden Star's properties might be more costly than it anticipates. Golden Star has and expects to purchase additional South African Rand and Euro forward contracts in the near future to hedge the expected purchase of capital assets in South Africa in connection with the Bogoso sulfide expansion project and may engage in additional hedges in the future. Implementation of a currency hedging program may not adequately protect Golden Star from the effects of fluctuation in currency exchange rates.

Risks inherent in acquisitions that Golden Star might undertake could adversely affect its current business and financial condition and its growth.

Golden Star will continue to pursue the acquisition of producing, development and advanced stage exploration properties and companies, and has recently completed the acquisition and joint venture of exploration and development properties in Ghana and Sierra Leone. The search for attractive acquisition opportunities and the completion of suitable transactions are time consuming and expensive and diverts management attention from Golden Star's existing business and may be unsuccessful. Golden Star's success in its acquisition activities depends on its ability to complete acquisitions on acceptable terms and integrate the acquired operations successfully with those of Golden Star. Any acquisition would be accompanied by risks. For example, there may be a significant change in commodity prices after Golden Star has committed to complete a transaction and established the purchase price or exchange ratio, a material orebody may prove to be below expectations or the acquired business or assets may have unknown liabilities which may be significant. Golden Star may lose the services of its key employees or the key employees of any business it acquires or have difficulty integrating its operations and personnel. The integration of an acquired business or assets may disrupt Golden Star's ongoing business and its relationships with employees, suppliers and contractors. Any one or more of these factors or other risks could cause Golden Star not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on Golden Star's current business and financial condition and on its ability to grow.

Golden Star is subject to litigation risks.

All industries, including the mining industry, are subject to legal claims, with and without merit. Golden Star is involved in various routine legal proceedings, which include labor matters such as unfair termination claims, supplier matters and property issues incidental to its business, and is subject to a dispute with respect to a portion of its interest in the Prestea Underground. Golden Star believes it is unlikely that the final outcome of these legal proceedings will have a material adverse effect on its financial position or results of operation. However, defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent

uncertainty of the litigation process, the resolution of any particular legal proceeding could have a material effect on its financial position and results of operations.

Operational Risks

The technology, capital costs and cost of production of refractory mineral reserves and non-reserves at Bogoso/Prestea remain subject to a number of uncertainties, including funding uncertainties.

Based upon the completion of Golden Star's Bogoso sulfide project feasibility study in 2001, the refractory material at Bogoso/Prestea, which is ore that cannot be satisfactorily processed by basic gravity concentration or simple cyanidation, has been included in Golden Star's Proven and Probable Mineral Reserves, which are prepared in accordance with NI 43-101. While the sulfide project feasibility study indicated that refractory mineral reserves can be profitably mined and processed at current gold prices, the capital cost to upgrade the Bogoso processing plant with a bio-oxidation or BIOX circuit to process refractory ore, together with related mining equipment, and facilities, is significant, and US$20.3 million was spent on the project through September 30, 2005. While the processing technology envisioned in the feasibility study has been successfully utilized at other mines and in spite of Golden Star's testing, engineering and analysis, the technology may not perform successfully at commercial production levels on the Bogoso/Prestea refractory sulfide ores, in which case its production estimates may not be achieved.

Golden Star is subject to a number of operational hazards that can delay production or result in liability to it.

Golden Star's activities are subject to a number of risks and hazards including:

- environmental hazards;
- discharge of pollutants or hazardous chemicals;
- industrial accidents;
- labor disputes and shortages;
- supply and shipping problems and delays;
- shortage of equipment and contractor availability;
- difficulty in applying technology such as bio-oxidation processing;
- unusual or unexpected geological or operating conditions;
- slope failures;
- cave-ins of underground workings;
- failure of pit walls or dams;
- fire;
- changes in the regulatory environment; and
- natural phenomena such as inclement weather conditions, floods and earthquakes.

These or other occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, delayed production, monetary losses and possible legal liability. Golden Star could incur liabilities as a result of pollution and other casualties. Satisfying such liabilities could be very costly and could have a material adverse effect on Golden Star's financial position and results of operations.

Golden Star's mining operations are subject to numerous environmental laws, regulations and permitting requirements that can delay production and adversely affect operating and development costs.

Compliance with existing regulations governing the discharge of materials into the environment, or otherwise relating to environmental protection, in the jurisdictions where Golden Star has projects may have a material adverse effect on its exploration activities, results of operations and competitive position. New or expanded regulations, if adopted, could affect the exploration or development of Golden Star's projects or otherwise have a material adverse effect on its operations.

A significant portion of its recently acquired Dunkwa property and portions of its Wassa property, as well as some of its exploration properties in Ghana, are located within forest reserve areas. Although Dunkwa and Wassa have been identified by the Government of Ghana as eligible for mining permits subject to normal procedures and a site inspection, permits for projects in forest reserve areas may not be issued in a timely fashion, or at all, and such permits may contain special requirements with which it is burdensome or expensive to comply.

Mining and processing gold from the south end of the Prestea property and other activities will require mining and other permits from the Government of Ghana. These permits may not be issued on a timely basis or at all, and such permits, when issued, may be subject to requirements or conditions with which it is burdensome or expensive to comply. Golden Star has, for example, experienced delay in obtaining environmental permits at Bondaye. Such permitting issues could adversely affect its projected production commencement dates, production amounts and costs.

Due to an increased level of non-governmental organization activity targeting the mining industry in Ghana, the potential for the Government of Ghana to delay the issuance of permits or impose new requirements or conditions upon mining operations in Ghana may be increased. Any changes in the Government of Ghana's policies may be costly to comply with and may delay mining operations. The exact nature of other environmental control problems, if any, which Golden Star may encounter in the future cannot be predicted, primarily because of the changing character of environmental requirements that may be enacted within various jurisdictions. To the extent that Golden Star is subject to any such changes, they may have a material adverse effect on Golden Star's operations in Ghana.

As a result of the foregoing risks, project expenditures, production quantities and rates and cash operating costs, among other things, could be materially and adversely affected and could differ materially from anticipated expenditures, production quantities and rates, and costs. In addition, estimated production dates could be delayed materially. Any such events could materially and adversely affect Golden Star's business, financial condition, results of operations and cash flows.

The development and operation of Golden Star's mining projects involve numerous uncertainties that could affect the feasibility or profitability of such projects.

Mine development projects, including Golden Star's recent development at Wassa and expansion at Bogoso/Prestea, typically require a number of years and significant expenditures during the development phase before production is possible.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

- estimation of mineral reserves and mineral resources;
- anticipated metallurgical recovery rates;
- environmental considerations and permitting;
- future gold prices; and
- anticipated capital and operating costs.

Golden Star's mine development projects could have limited relevant operating history upon which to base estimates of future operating costs and capital requirements. Estimates of proven and probable mineral reserves and operating costs determined in feasibility studies are based on geologic and engineering analyses and might not prove to be accurate.

The management of mine development projects and start-up of new operations are complex, and Golden Star does not have a history of simultaneously managing an ongoing operation, the start-up of a new operation and a significant development project. Completion of development and the commencement of production may be subject to delays, as occurred at Wassa. Any of the following events, among others, could affect the profitability or economic feasibility of a project:

- unanticipated changes in grade and tonnage of ore to be mined and processed;
- unanticipated adverse geotechnical conditions;
- incorrect data on which engineering assumptions are made;
- costs of constructing and operating a mine in a specific environment;
- availability and cost of processing and refining facilities;
- availability of economic sources of power;
- adequacy of water supply;
- adequate access to the site including competing land uses (such as agriculture and illegal mining);
- unanticipated transportation costs;
- government regulations (including regulations relating to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

- fluctuations in gold prices; and
- accidents, labor actions and force majeure events.

Adverse effects on the operations or further development of a project could also adversely affect Golden Star's business, financial condition, results of operations and cash flow. Because of these uncertainties, and others identified in "Risk Factors", Golden Star's production estimates at Bogoso/Prestea and Wassa may not be achieved.

Golden Star needs to continually obtain additional mineral reserves for gold production and a failure to do so would adversely affect its business and financial position in the future.

Because mines have limited lives based on Proven and Probable Mineral Reserves, Golden Star must continually replace and expand its Mineral Reserves as its mines produce gold. At current average production rates, Golden Star estimates that Bogoso/Prestea has over ten years of mine life and Wassa has approximately five years of mine life, but its estimates might not be correct and the mine life would be shortened if it expands production. Golden Star's ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring new mines into production and to expand or extend the life of existing mines.

Gold exploration is highly speculative, involves substantial expenditures, and is frequently non-productive.

Gold exploration, including the exploration of the Prestea Underground, involves a high degree of risk and exploration projects are frequently unsuccessful. Few prospects that are explored end up being ultimately developed into producing mines. To the extent that Golden Star continues to be involved in gold exploration, the long-term success of its operations will be related to the cost and success of its exploration programs. Golden Star cannot assure you that its gold exploration efforts will be successful. The success of gold exploration is determined in part on the following factors:

- the identification of potential gold mineralization based on superficial analysis;
- availability of prospective land;
- availability of government-granted exploration permits;
- the quality of Golden Star's management and its geological and technical expertise; and
- the capital available for exploration and development.

Substantial expenditures are required to determine if a project has economically mineable mineralization. It could take several years to establish Proven and Probable Mineral Reserves and to develop and construct mining and processing facilities. As a result of these uncertainties, Golden Star cannot assure you that current and future exploration programs will result in the discovery of Mineral Reserves, the expansion of its existing Mineral Reserves and the development of mines.

Golden Star faces competition from other mining companies in connection with the acquisition of properties.

Golden Star faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities. As a result of this competition, Golden Star might be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Golden Star's revenues, operations and financial condition could be materially adversely affected.

Title to Golden Star's mineral properties could be challenged.

Golden Star seeks to confirm the validity of its rights to title to, or contract rights with respect to, each mineral property in which it has a material interest. Golden Star has mining leases with respect to its Bogoso/Prestea, Wassa and Prestea Underground properties. However, it cannot guarantee that title to its properties will not be challenged. Title insurance generally is not available, and Golden Star's ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions could be severely constrained. Golden Star generally does not conduct surveys of its properties until they have reached the development stage, and therefore, the precise area and location of such properties could be in doubt. Accordingly, Golden Star's mineral properties could be subject to prior unregistered agreements, transfers or claims, and title could be affected by, among other things, undetected defects. In addition, Golden Star might be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Golden Star depends on the services of key executives.

Golden Star is dependent on the services of key executives including its President and Chief Executive Officer and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of its management team, the loss of these persons or its inability to attract and retain additional highly skilled employees could adversely affect the exploration and development of its properties, which could have a material adverse effect on Golden Star's business and future operations. Golden Star has obtained key person insurance only with respect to its President and Chief Executive Officer.

The period of weak gold prices prior to 2002 resulted in the depletion in the number of trained and experienced professionals and managers in its industry. Higher gold prices have resulted in an increased demand for these people, and it could therefore be more difficult to attract or retain such experienced professionals and managers without significantly increasing the cost to Golden Star.

Golden Star's insurance coverage could be insufficient.

Golden Star's business is subject to a number of risks and hazards generally, including:

- adverse environmental conditions;
- industrial accidents;
- labor disputes;
- unusual or unexpected geological conditions;
- ground or slope failures;

- cave-ins;
- changes in the regulatory environment;
- natural phenomena such as inclement weather conditions, floods and earthquakes; and
- political risks including expropriation and civil war.

Such occurrences could result in:

- damage to mineral properties or production facilities;
- personal injury or death;
- loss of legitimate title to properties;
- environmental damage to Golden Star's properties or the properties of others;
- delays in mining;
- monetary losses; and
- possible legal liability.

Although Golden Star maintains insurance in amounts that it believes to be reasonable, its insurance might not cover all the potential risks associated with its business. Golden Star might also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage might not continue to be available or might not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Golden Star or to other companies in the mining industry on acceptable terms. Golden Star might also become subject to liability for pollution or other hazards which it cannot insure against or which it might elect not to insure against because of premium costs or other reasons. Losses from these events might cause Golden Star to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Governmental and Regulatory Risks

As a holding company, limitations on the ability of Golden Star's operating subsidiaries to make distributions to it could adversely affect the funding of its operations.

Golden Star is a holding company that conducts operations through foreign (principally African) subsidiaries and joint ventures, and substantially all of its assets consist of equity in these entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and these entities, or among these entities, could restrict Golden Star's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations might exist now or in the future, could have an adverse impact on Golden Star's valuation and stock price.

Golden Star is subject to changes in the regulatory environment where it operates which may increase its costs of compliance.

Golden Star's mining operations and exploration activities are subject to extensive regulation governing various matters, including:

- licensing
- production
- taxes
- water disposal
- toxic substances
- development and permitting
- exports
- imports
- labor standards
- occupational health and safety
- mine safety
- environmental protections

Compliance with these regulations increases the costs of the following:

- planning
- designing
- drilling
- operating
- developing
- constructing
- closure and reclamation

Golden Star believes that it is in substantial compliance with current laws and regulations in Ghana and elsewhere. However, these laws and regulations are subject to frequent change and reinterpretation. Due to the substantial increase in mining development in Ghana in recent years, the Government of Ghana has been reviewing the adequacy of reclamation bonds and guarantees throughout the country and in some cases has requested higher levels of bonding than previously had been required. Golden Star's bonds may be increased. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation of these laws and regulations could have a material adverse impact on Golden Star, cause a reduction in levels of production and delay or prevent the development or expansion of its properties in Ghana.

Government regulations limit the proceeds from gold sales that could be withdrawn from Ghana. Changes in regulations that increase these restrictions could have a material adverse impact on Golden Star, as Bogoso/Prestea and Wassa are currently its only sources of internally generated operating cash flows.

The Government of Ghana has the right to increase its ownership and control of certain subsidiaries.

The Government of Ghana currently has a 10% carried interest in Golden Star's subsidiaries that own its Bogoso/Prestea mine, Wassa mine and Prestea Underground property. The Government of Ghana also has: (a) the right to acquire up to an additional 20% equity interest in each of these subsidiaries for a price to be determined by agreement or arbitration; (b) the right to acquire a special share or golden share in such subsidiaries at any time for no consideration or such consideration as the Government of Ghana and such subsidiaries might agree; and (c) a pre-emptive right to purchase all gold and other minerals produced by such subsidiaries. The Government of Ghana may seek to exercise one or more of these rights, which could reduce Golden Star's equity interest. A reduction in Golden Star's equity interest could reduce its income or cash flows from Bogoso/Prestea or Wassa, reducing amounts available to it for reinvestment and adversely affecting its ability to take certain actions.

Golden Star is subject to risks relating to exploration, development and operations in foreign countries.

Certain laws, regulations and statutory provisions in certain countries in which Golden Star has mineral rights could, as they are currently written, have a material negative impact on its ability to develop or operate a commercial mine. For countries where Golden Star has exploration or development stage projects, it intends to negotiate mineral agreements with the governments of these countries and seek variances or otherwise be exempted from the provisions of these laws, regulations and/or statutory provisions. Golden Star cannot assure you, however, that it will be successful in obtaining mineral agreements or variances or exemptions on commercially acceptable terms.

Golden Star's assets and operations are affected by various political and economic uncertainties, including:

- the risks of war, civil unrest, coups or other violent or unexpected changes in government;
- political instability and violence;
- expropriation and nationalization;
- renegotiation or nullification of existing concessions, licenses, permits, and contracts;
- illegal mining;
- changes in taxation policies;
- restrictions on foreign exchange and repatriation; and

- changing political conditions, currency controls, and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Illegal mining occurs on Golden Star's properties, is difficult to control, can disrupt its business and can expose it to liability.

Golden Star continues to experience heightened illegal mining activity on the Prestea property involving illegal miners numbering in the thousands. Most of this activity is in the Beta Boundary area south of Prestea and includes areas where Golden Star has established reserves. It is difficult to quantify the exact impact of this activity on Golden Star's reserves and non-reserve Mineral Resources. The impact of this illegal mining, to the extent known at this time, on Golden Star's currently reported Mineral Reserve and non-reserve Mineral Resources was included in its year-end 2004 reserve figures. While Golden Star is proactively working with local, regional and national governmental authorities to obtain protection of its property rights on a timelier basis, any action on the part of such authorities may not occur, may not fully address its problems or may be delayed.

In addition to the impact on Golden Star's Mineral Reserve and non-reserve Mineral Resources, the presence of illegal miners could lead to project delays and disputes and delays regarding the development or operation of commercial gold deposits. The work performed by the illegal miners could cause environmental damage or other damage to its properties, or personal injury or death for which Golden Star could potentially be held responsible. While illegal miners work on other of Golden Star's properties from time to time, they may in the future increase their presence and have increased negative impacts such as those described above on such other properties.

Golden Star's activities are subject to complex laws, regulations and accounting standards that can adversely affect operating and development costs, the timing of operations, the ability to operate and financial results.

Golden Star's business, mining operations and exploration and development activities are subject to extensive Canadian, United States, Ghanaian and other foreign, federal, state, provincial, territorial and local laws and regulations governing exploration, development, production, exports, taxes, labor standards, waste disposal, protection of the environment, reclamation, historic and cultural resource preservation, mine safety and occupational health, toxic substances, reporting and other matters, as well as accounting standards. Compliance with these laws, regulations and standards or the imposition of new such requirements could adversely affect operating and development costs, the timing of operations, the ability to operate and financial results.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on Golden Star's business and share price.

Golden Star is required to annually test its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of Golden Star's internal controls over financial reporting and a

report by its independent auditor addressing these assessments. Any failure to implement, improve and expand Golden Star's systems, processes, or controls efficiently could have a material adverse effect on its business and its ability to achieve and maintain an effective internal control environment. During the course of its testing Golden Star may identify deficiencies which it may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if Golden Star fails to maintain the adequacy of its internal controls, as such standards are modified, supplemented or amended from time to time, it may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. While Golden Star satisfied the requirements of Section 404 for 2004, failure in the future to achieve and maintain an effective internal control environment could have a material adverse effect on its business and share price.

Market Risks

The market price of Golden Star Common Shares could experience volatility and could decline significantly.

Golden Star Common Shares are listed on AMEX and the TSX. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Golden Star's share price is also likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to Golden Star's performance that could have an effect on the price of its common shares include the following:

- the extent of analytical coverage available to investors concerning Golden Star's business could be limited if investment banks with research capabilities do not continue to follow its securities;
- the trading volume and general market interest in Golden Star's securities could affect an investor's ability to trade significant numbers of common shares;
- the relatively small size of the public float will limit the ability of some institutions to invest in Golden Star's securities; and
- a substantial decline in Golden Star's stock price that persists for a significant period of time could cause its securities to be delisted from the AMEX and the TSX, further reducing market liquidity.

As a result of any of these factors, the market price of the Golden Star Common Shares at any given point in time might not accurately reflect its long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Golden Star could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Investors could have difficulty or be unable to enforce certain civil liabilities on Golden Star, certain of its directors and its experts.

Golden Star is a Canadian corporation. Substantially all of its assets are located outside of Canada and the United States, and its head office is located in the United States. Additionally, a number of Golden Star's directors and the experts named in this Circular are residents of Canada. It might not be possible for investors to collect judgments obtained in Canadian courts predicated on the civil liability provisions of U.S. securities legislation. It could also be difficult for you to effect service of process in connection with any action brought in the United States upon such directors and experts. Execution by United States courts of any judgment obtained against Golden Star or, any of the directors, executive officers or experts named in this Circular in the United States courts would be limited to the assets of Golden Star or the assets of such persons or corporations, as the case might be, in the United States. The enforceability in Canada of United States judgments or liabilities in original actions in Canadian courts predicated solely upon the civil liability provisions of the federal securities laws of the United States is doubtful.

There may be certain tax risks associated with investments in Golden Star.

Potential investors that are United States taxpayers should consider that Golden Star could be considered to be a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes. Although Golden Star believes that it currently is not a PFIC and does not expect to become a PFIC in the near future, the tests for determining PFIC status are dependent upon a number of factors, some of which are beyond Golden Star's control, and it can not assure you that it would not become a PFIC in the future. If Golden Star were deemed to be a PFIC, then a United States taxpayer who disposes or is deemed to dispose of Golden Star Common Shares at a gain, or who received a so-called "excess distribution" on the shares, generally would be required to treat such gain or excess distribution as ordinary income and pay an interest charge on a portion of the gain or distribution unless the taxpayer makes a timely qualified electing fund election (a "QEF" election). A United States taxpayer who makes a QEF election generally must report on a current basis his or her share of any of Golden Star's ordinary earnings and net capital gain for any taxable year in which it is a PFIC, whether or not Golden Star distributes those earnings. Special estate tax rules could be applicable to Golden Star Common Shares if it is classified as a PFIC for income tax purposes.

The existence of outstanding rights to purchase or acquire Golden Star Common Shares could impair Golden Star's ability to raise capital.

As of September 30, 2005 approximately 13.5 million Golden Star Common Shares are issuable on exercise of warrants, options or other rights to purchase Golden Star Common Shares at prices ranging from $1.02 to $9.07. In addition, 11.1 million Golden Star Common Shares are currently issuable upon conversion of the senior convertible notes issued in April 2005. During the life of the warrants, options, notes and other rights, the holders are given an opportunity to profit from a rise in the market price of Golden Star Common Shares, with a resulting dilution in the interest of the other shareholders. Golden Star's ability to obtain additional financing during the period such rights are outstanding could be adversely affected, and the existence of the rights could have an adverse effect on the price of its common shares. The holders of the warrants, options, notes and other rights can be expected to exercise or convert them at a time when Golden Star would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by the outstanding rights.

Risk Factors Related to the Company

An investment in mineral exploration companies such as the Company involves a significant degree of risk including, without limitation, the factors set out below.

Nature of Exploration and Mining

Resource exploration and development is a speculative business and involves a high degree of risk. Some of the properties in which the Company holds an interest are without a known body of ore, and those which do have known bodies of ore may not have bodies which are economic to produce. Natural resource exploration and development involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. There is no assurance that commercial quantities of minerals will be discovered. There is also no assurance that even if commercial quantities of minerals are discovered, a property will be brought into commercial production. The discovery of commercial deposits is dependent upon a number of factors not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, commodity prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of the Company.

Operating Hazards and Risks

Exploration of natural resources generally involves a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The business of mining is subject to a variety of risks such as ground fall, explosions and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards. Such occurrences, against which the Company cannot, or may elect not to, insure, may result in destruction of mines and other production facilities, damage to life and property, environmental damage, delayed production, increased production costs and possible legal liability for any and all damages. Such liabilities may have a material adverse effect on the Company's financial position.

Requirement for Further Financing

The Company presently does not have sufficient financial resources to undertake all of its currently planned exploration and development programs. The further development and exploration of the various mineral properties in which it holds interests depends upon the Company's ability to obtain financing through any or all of the joint ventures of projects, debt financing, equity financing or other means. There can be no assurance that the Company will be able to raise the balance of the financing required or that such financing can be obtained without substantial dilution to purchasers. There is no assurance the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in some or all of its properties and reduce or terminate its operations.

Uninsurable Risks

In the course of exploration, development, and production of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding, and earthquakes, may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

No Assurance of Titles or Boundaries

The Company has obtained records from the government offices with respect to all of its mineral claims but this should not be construed as a guarantee of title. Other parties may dispute title to any of the Company's mineral properties and any of the Company's properties may be subject to prior unregistered agreements or transfers or land claims by indigenous peoples, and title may be affected by undetected encumbrances or defects or governmental actions. The Company has received notice that an internal dispute has arisen among the shareholders of BDG. Although the Company is not a party to this dispute, the dispute may have the ability to affect the interest in the HB Concession the Company acquired from BDG. See "Narrative Description of the Business – Hwini-Butre Concession, Tarkwa District, Ghana."

Environmental and Other Regulatory Requirements

All phases of the Company's operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on the properties in which the Company holds interests which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of such mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or

reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Rights of Ghana, Burkina Faso and Niger Governments

The Governments of Ghana, Burkina Faso and Niger currently have 10% carried interests in the Company's properties located in those respective countries, and have the right to acquire up to an additional 20% equity interest in each respective property for a price to be determined by agreement or arbitration. If any of these rights are exercised, the Company's interest in the respective properties will be reduced.

APPROVAL BY THE BOARD OF DIRECTORS

The contents and mailing to Securityholders of this Circular have been approved by the Board of Directors.

No person is authorized to give any information or to make any representations in respect of the matters addressed herein other than those contained in this Circular and, if given or made, such information must not be relied upon as having been authorized.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: November 18, 2005.

By Order of the Board

(signed) Michael A. Terrell
President and Chief Executive Officer

(signed) Kamal Nagra
Chief Financial Officer

SCHEDULE A

ST. JUDE RESOURCES LTD.
ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The arrangement (the "**Arrangement**") under Section 192 of the *Canada Business Corporations Act* (the "**CBCA**") involving St. Jude Resources Ltd. ("**St. Jude**"), the holders of Class A common shares ("**Common Shares**") of St. Jude, the holders of St. Jude options to purchase Common Shares, the holders of St. Jude warrants to purchase Common Shares and Golden Star Resources Ltd. ("**Golden Star'**), as more particularly described and set forth in the management information circular (the "**Circular**") of St. Jude dated November 18, 2005 accompanying the notice of this meeting (as the Arrangement may be, or may have been, amended, modified or supplemented), is hereby authorized, approved and adopted.

2. The plan of arrangement (the "**Plan of Arrangement**") involving St. Jude and Golden Star, the full text of which is set out as Schedule 1 to the Arrangement Agreement (as defined below) (as the Plan of Arrangement may be, or may have been, amended, modified or supplemented), is hereby authorized, approved and adopted.

3. The arrangement agreement dated November 11, 2005 between Golden Star and St. Jude, included as Schedule B to the Circular, as the same may be, or may have been, amended, modified or supplemented (the "**Arrangement Agreement**"), the actions of the directors of St. Jude in approving the Arrangement and Arrangement Agreement and the actions of the directors of St. Jude in executing and delivering the Arrangement Agreement and causing the performance by St. Jude of its obligations thereunder, are hereby confirmed, ratified, authorized and approved.

4. Notwithstanding (i) that this special resolution has been passed (and the Arrangement adopted) by the securityholders of St. Jude in accordance with the interim order of the Supreme Court of British Columbia (the "**Court**") as more particularly described in the Circular, or (ii) that the Arrangement has been approved by the Court, the directors of St. Jude are hereby authorized and empowered without further notice to, or approval of, the securityholders of St. Jude, (A) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, in any manner not inconsistent with an applicable order of the Court, and (B) subject to the terms of the Arrangement Agreement, to determine not to proceed with the Arrangement at any time prior to the issuance of a certificate of arrangement giving effect to the Arrangement.

5. Any one officer or director of St. Jude is hereby authorized and directed for and on behalf of St. Jude to execute, under the seal of St. Jude or otherwise, and to deliver for filing to the Director under the CBCA in accordance with the Arrangement Agreement, articles of arrangement and such other documents as are necessary or desirable.

6. Any one officer or director of St. Jude is hereby authorized and directed for and on behalf of St. Jude to execute or cause to be executed, under the seal of St. Jude or otherwise, and

to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE B

ARRANGEMENT AGREEMENT

Execution Copy

ARRANGEMENT AGREEMENT

BETWEEN

GOLDEN STAR RESOURCES LTD.

and

ST. JUDE RESOURCES LTD.

November 11, 2005

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of the 11th day of November, 2005

B E T W E EN:

GOLDEN STAR RESOURCES LTD., a corporation governed by the federal laws of Canada ("**Golden Star**")

- and -

ST. JUDE RESOURCES LTD., a corporation governed by the federal laws of Canada ("**St. Jude**")

WHEREAS Golden Star and St. Jude propose to combine the business and assets of St. Jude with those of Golden Star;

AND WHEREAS the Parties intend to effect the business combination by way of a Plan of Arrangement under the provisions of the CBCA whereby St. Jude will become a wholly-owned subsidiary of Golden Star and the holders of outstanding St. Jude Common Shares will become holders of Golden Star Common Shares, on and subject to the terms and conditions herein contained;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties hereto hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement (including the recitals set forth above), unless the subject matter or context is inconsistent therewith, the following terms have the following meanings:

"**Acquisition Proposal**" has the meaning set out in subsection 4.3.1.

"**Agreement**" means this arrangement agreement as amended, restated and/or supplemented and includes the Schedules attached hereto.

"**AMEX**" means the American Stock Exchange.

"**Applicable Laws**" means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, written policies, judicial or arbitral or administrative or ministerial or departmental or regulatory judgements, orders, decisions, rulings or awards, including general principles of common and civil law, and conditions of

any grant of approval, permission, authority or license of any court, Governmental Entity or statutory body applicable to a Person or its business, undertaking, property or securities.

"**Arrangement**" means the arrangement involving Golden Star and St. Jude to be effected under the provisions of the CBCA on the terms and conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Plan of Arrangement or provisions hereof or made at the direction of the Court in the Interim Order or the Final Order.

"**Arrangement Resolution**" means the special resolution of the St. Jude Securityholders, voting as a single class at the St. Jude Meeting, approving the Plan of Arrangement as required by Applicable Laws, to be substantially in the form and content of Schedule 2 hereto.

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement in the form required by the CBCA to be sent to the Director after the Final Order is made.

"**BD Goldfields**" means BD Goldfields Limited, a company incorporated under the laws of Ghana and having its registered office at 4 Graphic Road, Adabraka, Accra, Ghana.

"**BDG Powers of Attorney**" means the powers of attorney (in form and substance satisfactory to Golden Star) to be signed by certain shareholders of BD Goldfields in favour of St. Jude or such other Person as is acceptable to Golden Star, granting the holders thereof a power of attorney over an aggregate of at least 51% of the outstanding shares of BD Goldfields.

"**Benefit Plans**" means employee benefit, welfare, supplemental employment benefit, bonus, pension, profit sharing, deferred compensation, stock compensation, stock option or purchase, retirement, hospitalization insurance, medical, dental, legal, disability and similar plans or arrangements or practices applicable to present or former employees, officers, directors or independent contractors of a Person which are currently maintained or participated in by a Person and each loan to an officer or director of a Person.

"**Board of Directors**" means, in respect of a Party, the board of directors of the Party.

"**Business Day**" means a day, other than Saturday, Sunday, or a statutory or civic holiday in Toronto, Canada, Vancouver, Canada or Denver, United States of America.

"**Canadian Securities Administrators**" means the securities regulators in each of the provinces of Canada.

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C.44, as amended and the regulations thereunder.

"**Certificate**" means the certificate of arrangement giving effect to the Arrangement endorsed by the Director on the Articles of Arrangement pursuant to section 262 of the CBCA.

"**Closing**" shall have the meaning set forth in Section 2.4.

"**Confidentiality Agreement**" shall have the meaning set forth in Section 9.2.

"**Court**" means the Supreme Court of British Columbia.

"**Director**" means the Director appointed under section 260 of the CBCA.

"**Disclosure Letter**" means the letter of St. Jude or Golden Star, as the case may be, delivered to the other Party and dated the date hereof, which sets forth items that qualify, to the extent specified therein, a correspondingly numbered representation or warranty made by that Party or covenant given by that Party.

"**Effective Date**" means the date upon which the Plan of Arrangement becomes effective as established by the date of issue shown on the Certificate.

"**Effective Time**" means 12:01 a.m. (Vancouver time) on the Effective Date.

"**Encumbrance**" (and any grammatical variation thereof) includes any mortgage, pledge, assignment, charge, lien, claim, hypothec, security interest, adverse interest, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.

"**Environment**" means the ambient air, all layers of the atmosphere, surface water, underground water, all land, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matter and living organisms.

"**Environmental Laws**" means all applicable federal, state, provincial, municipal or local statutes, regulations, by-laws, orders, rules, policies or guidelines of any Governmental Entity having the force of law, and any requirements or obligations arising under the common law, relating to the Environment, the protection of the Environment, the transportation of dangerous goods or occupational, employee and public health and safety.

"**Environmental Permits**" means, collectively, all permits, certificates, variances, remedial orders, approvals, consents, authorizations, registrations, directions, instructions and licenses issued by or provided to, as the case may be, any Governmental Entity pursuant to any Environmental Law.

“**Final Order**” means the order of the Court sanctioning the Arrangement, as such order may be amended or modified by the highest court which hears an appeal in respect of such order at any time prior to the Effective Date.

“**GAAP**” means generally accepted accounting principles approved by the appropriate governing body of the relevant jurisdiction, consistently applied.

“**Golden Star Common Shares**” means the common shares in the capital of Golden Star.

“**Golden Star Operating Subsidiaries**” means Caystar Holdings Inc., Bogoso Gold Limited, Wexford Goldfields Limited and Euro Ressources S.A.

“**Golden Star Options**” means options of Golden Star exercisable to purchase Golden Star Common Shares issued pursuant to the Arrangement.

“**Golden Star Warrants**” means warrants of Golden Star exercisable to purchase Golden Star Common Shares issued pursuant to the Arrangement.

“**Governmental Entity**” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent or agency, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority or stock exchange; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“**Information Circular**” means the management information circular of St. Jude including all schedules and exhibits thereto to be sent to the St. Jude Securityholders in respect of the St. Jude Meeting.

“**Interim Order**” means the interim order of the Court, as such order may be amended, made in connection with the holding of the St. Jude Meeting and the approval of the Arrangement.

“**Material Adverse Effect**” means, in respect of a Party, any change (including a decision to implement a change made by the directors or senior management of a Party or any of its Subsidiaries), effect, event or occurrence which has, or is reasonably expected to have, a material adverse effect on the business, affairs, properties, assets, liabilities, capitalization, operations, results of operations, prospects or condition (financial or otherwise) of the Party and its Subsidiaries taken as a whole, other than any change, effect, event or occurrence relating to: (a) the global economy or securities markets in general; (b) the price of gold expressed in U.S. dollars; (c) the rate at which Canadian dollars or United States dollars can be changed for any foreign currency; (d) the gold mining industry in general and not specifically relating to or affecting such Party; (e) the general political and business climate related to carrying on business in Ghana; and (f)

any change in the trading price of the securities of a Party immediately following and reasonably attributable to the disclosure of the Arrangement.

"**misrepresentation**", "**material fact**" and "**material change**" have the respective meanings ascribed to them in the Securities Act.

"**Meeting Materials**" means the notice of the St. Jude Meeting and the Information Circular, including all schedules thereto, together with the forms of proxy, letter of transmittal and all other materials to be mailed to St. Jude Securityholders in connection with the St. Jude Meeting, as any of the foregoing may be amended or supplemented from time to time.

"**Parties**" means Golden Star and St. Jude and "**Party**" means either one of them.

"**Person**" means any individual, partnership, limited partnership, syndicate, sole proprietorship, company or corporation, with or without share capital, unincorporated association, trust, trustee, executor, administrator, or other legal personal representative, regulatory body or agency, government or Governmental Entity, however designated or constituted.

"**Plan of Arrangement**" means the plan of arrangement to be proposed under section 192 of the CBCA, substantially in the form and content attached as Schedule 1 to this Agreement, as amended, modified or supplemented from time to time in accordance herewith and any order of the Court.

"**Power of Attorney**" means the power of attorney dated August 26, 2005 granted by BD Goldfields to Leo Eduamah, a representative of St. Jude.

"**Pre-Merger Agreement**" means the letter of Golden Star to St. Jude dated September 27, 2005 as accepted by St. Jude on that date setting out the agreement of the Parties to proceed with the Arrangement, as amended.

"**Principal Holder**" means Michael A. Terrell.

"**Public Disclosure Documents**" means, with respect to a Party, all publicly available forms, reports, schedules, statements (including financial statements and the notes thereto and any auditors' report thereon) and other documents filed by such Party with the SEC and/or the applicable Canadian Securities Administrators and any applicable stock exchange since December 31, 2001.

"**Recommendation**" means the unanimous recommendation of the Board of Directors of St. Jude recommending that St. Jude Securityholders approve the Arrangement and vote in favour of approving the Arrangement Resolution and all matters that could reasonably be expected to facilitate the Arrangement.

"**SEC**" means the United States Securities & Exchange Commission.

"**Securities Act**" means the *Securities Act* (Ontario).

"**St. Jude Break Fee**" has the meaning set out in Section 6.1.

"**St. Jude Common Shares**" means the Class A common shares in the capital of St. Jude.

"**St. Jude Compensation Options**" means the compensation options to purchase an aggregate of 668,875 St. Jude Common Shares issued pursuant to the terms of the compensation option certificates (and to the Persons and in the amounts set out in the St. Jude Disclosure letter).

"**St. Jude Convertible Securities**" means the securities of St. Jude that are convertible or exercisable into or otherwise give the holder the right to acquire St. Jude Common Shares or other securities of St. Jude, including without limitation, the St. Jude Warrants, St. Jude Options and St. Jude Compensation Options, all of which are listed in the Disclosure Letter of St. Jude.

"**St. Jude Convertible Securityholders**" means the holders of St. Jude Convertible Securities.

"**St. Jude Fee Event**" has the meaning set out in Section 6.1.

"**St. Jude Meeting**" means the special meeting of the St. Jude Securityholders, including any and all adjournments and postponements thereof, called and held in accordance with the Interim Order and this Agreement for the purpose of considering and, if thought fit, approving the Arrangement and the Arrangement Resolution.

"**St. Jude Options**" means options to purchase an aggregate of 3,518,300 St. Jude Common Shares issued pursuant to the St. Jude Stock Option Plan (to the Persons and in the amounts set out in the St. Jude Disclosure Letter).

"**St. Jude Securityholders**" means collectively St. Jude Shareholders and St. Jude Convertible Securityholders.

"**St. Jude Shareholders**" means the registered holders of St. Jude Common Shares.

"**St. Jude Stock Option Plan**" means the Amended Stock Incentive Plan (2004) of St. Jude dated July 31, 2004.

"**St. Jude Warrants**" means the 4,500,000 warrants of St. Jude issued pursuant to the terms of warrant certificates (to the Persons and in the amounts set out in the St. Jude Disclosure Letter).

"**Subsequent Agreements**" means, collectively, the deed dated August 26, 2005 between St. Jude and BD Goldfields and the Power of Attorney.

"**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment.

"**Superior Proposal**" has the meaning set out in subsection 4.3.1.

"**Support Agreements**" means the support agreements entered into on the date hereof among Golden Star and each of those persons specified in the Golden Star Disclosure Letter.

"**Tax**" or "**Taxes**" means all federal, state, provincial, territorial, county, municipal, local or foreign taxes, dues, duties, rates, fees, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Governmental Entity including, but not limited to, (i) any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, severance, stamp, franchise, license, occupation, premium, capital stock, sales, use, real property, personal property, ad valorem, transfer, license, profits, windfall profits, environmental, payroll, employment, employer health, pension plan, anti-dumping, countervail, excise, customs, duties, severance, stamp, occupation, or premium taxes, (ii) all withholdings on amounts paid to or by a Person, (iii) all employment insurance premiums, (iv) Canada and any other pension plan contributions or premiums, (v) any fine, penalty, interest, or addition to tax, (vi) any tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee, and (vii) any liability for any of the foregoing as a transferee, successor, guarantor, or by contract or by operation of law.

"**Tax Returns**" includes all returns, elections, reports, declarations, statements, bills, schedules, forms or written information of, or in respect of, Taxes which are required to be filed with, or supplied to, any Governmental Entity with taxing authority.

"**TSX**" means the Toronto Stock Exchange.

"**TSXV**" means the TSX Venture Exchange.

"**U.S. Tax Code**" means the United States Internal Revenue Code of 1986, as amended from time to time.

"**1933 Act**" means the *Securities Act of 1933*, as amended, of the United States of America.

"**1934 Act**" means the *Securities Exchange Act of 1934*, as amended, of the United States of America.

"**1994 Agreement**" means the agreement dated November 15, 1994 between BD Goldfields and St. Jude.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "the Agreement", "hereof", "herein", "hereunder", and similar expressions refer to this Agreement and the Schedules hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto.

1.4 Number and Gender

Unless the subject matter or context requires the contrary, words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

1.5 Date for Any Action

In the event that any date on which any action is required or permitted to be taken hereunder by any person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 References

Any reference in this Agreement to a statute includes all regulations made thereunder, all amendments to such statute in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.7 Entire Agreement

This Agreement (including the Schedules hereto, the Disclosure Letter of each Party and the Confidentiality Agreement) constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between the Parties other than as expressly set forth in this Agreement. For greater certainty, the Parties

agree that this Agreement supersedes the Pre-Merger Agreement and that the Pre-Merger Agreement shall have no further force or effect.

1.8 Knowledge

In this Agreement, references to "the knowledge of" and similar references mean the actual knowledge of any of the senior officers of the applicable Party, after reasonable inquiry, and such senior officers shall make such inquiry as is reasonable in the circumstances.

1.9 Schedules

The following are the Schedules attached to and incorporated into this Agreement by reference and deemed to be a part hereof:

Schedule 1 - Plan of Arrangement
Schedule 2 - Form of Arrangement Resolution

ARTICLE 2
THE BUSINESS COMBINATION

2.1 The Arrangement

The business combination of Golden Star and St. Jude shall be effected by way of Arrangement pursuant to section 192 of the CBCA on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

Pursuant to the Arrangement:

(a) each outstanding St. Jude Common Share will be exchanged for Golden Star Common Shares on the basis of 0.72 Golden Star Common Shares for each one St. Jude Common Share, provided that no fractional Golden Star Common Shares will be issued and any St. Jude Shareholder who would otherwise receive a fractional Golden Star Common Share on completion of the Arrangement will only receive that number of Golden Star Common Shares as is rounded down to the nearest whole Golden Star Common Share;

(b) each outstanding St. Jude Option will be exchanged for one Golden Star Option with each such Golden Star Option being exercisable for that number of Golden Star Common Shares that is equal to (w) the number of St. Jude Common Shares that would otherwise have been issuable upon the exercise of the St. Jude Option multiplied by (x) 0.72 (rounded down to the nearest whole Golden Star Common Share), with the exercise price of such Golden Star Option being equal to (y) the exercise price of the applicable St. Jude Option divided by (z) 0.72; provided that such Golden Star Option shall not expire prior to the date on which the respective St. Jude Option was to expire pursuant to its terms or, in the event of a St. Jude Option that would otherwise expire on the completion of the Arrangement as a result of a holder thereof ceasing to be an employee, officer or director concurrent with the Effective Time of the Arrangement, subject to receipt of any necessary

regulatory approvals and provided that no majority of the minority St. Jude Securityholder approval is required, the expiry date of such Golden Star Option will be extended to the date that is 90 days after the Effective Date; and

(c) each outstanding St. Jude Warrant will be exchanged for one Golden Star Warrant with each such Golden Star Warrant being exercisable for that number of Golden Star Common Shares that is equal to (w) the number of St. Jude Common Shares that would otherwise have been issuable upon the exercise of the St. Jude Warrant multiplied by (x) 0.72 (rounded down to the nearest whole Golden Star Common Share), with the exercise price of such Golden Star Warrant being equal to (y) the exercise price of the applicable St. Jude Warrant divided by (z) 0.72; provided that such Golden Star Warrant shall not expire prior to the date on which the respective St. Jude Warrant was to expire pursuant to its terms.

2.2 Effective Date

The Arrangement shall become effective at the Effective Time on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.3 Court Proceedings

As soon as is reasonably practicable after the date of execution of this Agreement and in any event by November 18, 2005, St. Jude shall apply to the Court for an order approving the Arrangement and seeking a ruling upon the fairness of the Arrangement and, in connection with such application, St. Jude shall:

(a) file, proceed with and diligently prosecute an application to the Court for the Interim Order providing for, among other things, the calling and holding of the St. Jude Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement; and

(b) subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, file, proceed with and diligently prosecute an application for the Final Order which application shall be in form and substance satisfactory to the Parties hereto acting reasonably, and shall inform the Court that, based on the Court's approval of the Plan of Arrangement, Golden Star will rely on section 3(a)(10) of the 1933 Act for an exemption from the 1933 Act registration requirements with respect to the securities to be issued under the Plan of Arrangement.

The notices of motion and related materials for the applications referred to in this Section shall be in a form satisfactory to St. Jude and Golden Star prior to filing, each acting reasonably, and, in the case of the application to the Court for the Interim Order, shall inform the Court that, based on the Court's approval of the Plan of Arrangement, Golden Star will rely on section 3(a)(10) of the 1933 Act for an exemption from the 1933 Act registration requirements with respect to the securities to be issued under the Plan of Arrangement, and shall request that the Interim Order provide, among other things:

(a) for the Persons to whom notice is to be provided in respect of the Arrangement for the St. Jude Meeting and for the manner in which such notice is to be provided;

(b) that the requisite approval of the St. Jude Securityholders for the Arrangement Resolution shall be two-thirds of the votes cast thereon by St. Jude Securityholders, voting together as a single class, present in person or represented by proxy at the St. Jude Meeting, with St. Jude Convertible Securityholders being entitled to one vote for each St. Jude Common Share which they would be entitled to have issued to them if they exercised all their St. Jude Convertible Securities held by them as of the close of business (Vancouver time) on the record date of the St. Jude Meeting without reference to any vesting provisions or option price;

(c) for the grant of the dissent rights as set forth in the Plan of Arrangement; and

(d) that in all other respects, the terms, restrictions and conditions of the by-laws and articles of St. Jude, including quorum requirements, shall apply in respect of the St. Jude Meeting.

2.4 Closing

The completion of the Arrangement (the "**Closing**") shall be at the offices of Fasken Martineau DuMoulin LLP, Suite 3600, Toronto Dominion Bank Tower, Toronto Dominion Centre, Toronto, Ontario at 9:00 a.m. on December 21, 2005 or at such other time or on such other date (but in any case not later than March 16, 2006) as the Parties may mutually agree upon and each Party shall deliver to the other Party:

(a) the documents required or contemplated to be delivered by it hereunder to complete the Arrangement and the other transactions contemplated hereby, provided that each such document required to be dated the Effective Date shall be dated as of, or become effective on, the Effective Date and shall be held in escrow to be released upon the Arrangement becoming effective; and

(b) written confirmation as to the satisfaction or waiver of all of the conditions in its favour contained in this Agreement.

2.5 Articles of Arrangement

Subject to the rights of termination contained in Article 7 hereof, upon the St. Jude Securityholders approving the Arrangement Resolution in accordance with the Interim Order, St. Jude obtaining the Final Order and the other conditions contained in Article 5 hereof being complied with or waived, St. Jude shall on or after the Closing Date and upon the written direction of Golden Star, file the Articles of Arrangement, in duplicate, with the Director together with such other documents as may be required in order to effect the Arrangement.

2.6 Closing Matters

2.6.1 In conjunction with the Closing:

(a) the number of directors of Golden Star shall be increased to seven (7). Golden Star expects that all of the current directors of Golden Star shall remain directors of Golden Star. St. Jude shall be entitled to nominate one nominee (who shall be the current Chief Executive Officer of St. Jude) to the board of directors of Golden Star. Golden Star will take appropriate steps in order that the nominee of St. Jude be appointed to the Board of Directors of Golden Star at Closing, subject to any necessary regulatory approvals. Subject to any applicable legal requirements, Golden Star shall propose the current Chief Executive Officer of St. Jude as a director to its shareholders at its next annual general meeting and shall solicit proxies in favour of his election to the Board of Directors at such meeting;

(b) Golden Star shall determine: (i) which personnel of St. Jude will be appointed or retained upon the completion of the Arrangement; and (ii) which offices and personnel of St. Jude in West Africa will be maintained or retained subsequent to the completion of the Arrangement;

(c) subject to clause (b) above, St. Jude shall use all reasonable efforts to cause all directors and officers of St. Jude and its Subsidiaries who will not be retained to resign and sign releases in favour of St. Jude concurrently with the completion of the Arrangement; and

(d) the existing office of St. Jude in Vancouver, British Columbia will be phased out in accordance with the terms of the existing lease.

2.6.2 Following the Closing, Golden Star will cause St. Jude to honour all severance agreements referenced in Section 3.2.1(z)(i) in accordance with the terms of the agreements requiring the making of such severance payments.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 General Representations and Warranties of St. Jude and Golden Star

Other than as disclosed in writing by one Party to the other pursuant to its Disclosure Letter, each Party hereby represents and warrants to the other Party the following and acknowledges that the other Party is relying upon such representations and warranties in connection with entering into this Agreement and participating in the Arrangement:

(a) it and each of its Subsidiaries is duly incorporated and organized and in good standing under the laws of its jurisdiction of incorporation;

(b) the ownership of the shares of each of its Subsidiaries is accurately disclosed in the Disclosure Letter of such Party, and all such shares are validly issued, fully paid and non-assessable and legally and beneficially owned by such Party, free and clear of all Encumbrances of any kind whatsoever except for restrictions on transfer contained in the constating documents of such entities. There are no options, warrants, conversion privileges, pre-emptive rights or other rights, agreements or arrangements obligating the Party or any of its Subsidiaries to

issue, sell or acquire any securities of any of its Subsidiaries or securities or obligations of any kind convertible into or exchangeable for securities or other ownership interests of any of the Subsidiaries or any other Person. There are no outstanding stock appreciation rights, equity or similar rights, agreements, arrangements or commitments based on the book value, income or any other attribute of the Party or any of its Subsidiaries;

(c) it has filed with the applicable Canadian Securities Administrators and/or the SEC and all other applicable Governmental Entities all forms, reports, schedules, statements and other documents required to be filed by it since December 31, 2001;

(d) since December 31, 2001, its Public Disclosure Documents at the time filed, except to the extent that any statements contained therein have been modified or superseded by a later Public Disclosure Document, (i) did not contain any misrepresentation, (ii) contain no untrue statement of a material fact nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement from being misleading in light of the circumstances in which it was made, and (iii) complied in all material respects with the requirements of Applicable Laws;

(e) it has not filed any confidential material change report or other document with any applicable Canadian Securities Administrator or the SEC since December 31, 2001, which remains confidential;

(f) the Party has the full corporate power, capacity and authority to enter into this Agreement and to execute, deliver and perform its obligations under this Agreement (subject to the approval of the St. Jude Securityholders and the Court as provided in this Agreement with respect to the Plan of Arrangement) and this Agreement has been duly authorized, executed and delivered by the Party and constitutes a legal, valid and binding obligation of the Party enforceable against the Party in accordance with its terms, subject to bankruptcy, insolvency and other Applicable Laws affecting the rights of creditors generally, and subject to the qualifications that (i) equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction, and (ii) rights to indemnity and contribution may be limited by Applicable Laws;

(g) the execution and delivery of this Agreement, the consummation by the Party of the transactions contemplated in this Agreement and compliance by the Party with the terms of this Agreement do not and will not result in any violation of the articles or by-laws or similar constating documents of the Party or of any of its Subsidiaries or violate any resolution of the directors or shareholders of the Party or give rise to a right to terminate or accelerate the due date of any payment or indebtedness due under or trigger a payment under, or conflict with, violate or result in the breach of any term or provision of or constitute a default (or any event which with notice, or lapse of time, or both, would constitute a default)

under, or require consent, approval, permit, authorization, order or waiver from any third Person under, or result in the execution or imposition of any right, lien, charge or Encumbrance upon any properties, businesses or assets of the Party or any of its Subsidiaries under:

(i) any indenture, mortgage, loan agreement, trust deed, note, contract or other agreement or instrument to which the Party or any Subsidiary is a party or by which the Party or any Subsidiary or any of their respective properties, businesses or assets is bound or affected;

(ii) any franchise, license or permit held by the Party or any of its Subsidiaries or of which the Party or any of its Subsidiaries has an interest;

(iii) any judgment, order or decree of any Governmental Entity having jurisdiction over the Party or any Subsidiary or any of their properties, businesses or assets; or

(iv) any Applicable Laws applicable to the Party or any Subsidiary,

other than any such conflicts, violations, defaults, rights, liens, charges or Encumbrances that individually or in the aggregate have not had and could not reasonably be expected to have a Material Adverse Effect on the Party;

(h) the consolidated financial statements of the Party (including the notes thereto and any auditors' report thereon) included in its Public Disclosure Documents pursuant to the requirements of Applicable Laws present fairly in all material respects its consolidated financial position, its consolidated results of operations and cash flows and surplus or deficit and the other information purported to be shown therein at the respective dates and for the respective periods to which they apply; such financial statements have been prepared in conformity with Canadian GAAP or United States GAAP, as applicable, consistently applied throughout the periods involved (except as may be indicated in the notes thereto), have been audited in accordance with Canadian or United States generally accepted auditing standards, as applicable (except, in the case of unaudited statements, as permitted by Canadian Securities Administrators and the SEC), contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses, and all adjustments necessary for a fair presentation of the results for such periods have been made (subject, in the case of unaudited statements, to normal year-end audit adjustments); and

(i) there are no claims, actions, suits, judgments, investigations or proceedings of any kind outstanding, pending or to the best knowledge of the Party, threatened against or affecting the Party or its Subsidiaries or any of their respective properties and assets or their respective directors, officers or promoters at law or in equity or before any Governmental Entity of any kind that if adversely determined could reasonably be expected to have a Material Adverse Effect on the Party or prevent or materially delay consummation of the Arrangement or

prevent the Party from carrying out its obligations hereunder, nor is the Party aware of any facts or circumstances that could form the basis for any such claim, action, suit, judgment, investigation or proceeding.

3.2 Representations and Warranties of each of St. Jude and Golden Star

3.2.1 As an inducement to Golden Star to enter into this Agreement, St. Jude hereby represents and warrants to Golden Star the following, in each case except as modified in its Disclosure Letter, and acknowledges that Golden Star is relying upon such representations and warranties in connection with entering into this Agreement and participating in the Arrangement:

(a) St. Jude is a reporting issuer or the equivalent thereof in British Columbia, Alberta and Ontario, and is not in default in any material respects of any requirements of applicable securities laws of Canada;

(b) the St. Jude Common Shares are listed for trading on the TSXV and St. Jude is not in default of any of the listing or other material requirements of such exchange;

(c) no order (or the equivalent) ceasing or suspending the trading of its securities or prohibiting the sale of securities by St. Jude or any of its Subsidiaries has been issued and is in force as of the date hereof and, to the knowledge of St. Jude, no proceedings for this purpose have been instituted or are pending, contemplated or threatened;

(d) as at November 11, 2005, St. Jude's authorized and issued capital consists of an unlimited number of St. Jude Common Shares and an unlimited number of Class B common shares (non-voting) of which 42,911,109 St. Jude Common Shares and no Class B common shares are issued and outstanding as fully paid and non-assessable;

(e) to the knowledge of St. Jude, no shareholder owns more than 5% of the outstanding St. Jude Common Shares (on either an undiluted or fully-diluted basis) and to the best of St. Jude's knowledge, as at November 11, 2005, the Principal Holder directly or indirectly beneficially owns or controls 2,633,350 St. Jude Common Shares and 800,000 St. Jude Options to purchase an aggregate of 800,000 St. Jude Common Shares;

(f) St. Jude has no, nor will there be immediately prior to the Effective Time, any options, warrants, conversion privileges, calls or other rights (including pre-emptive rights), agreements, arrangements, commitments or obligations of it to issue, sell or acquire any securities of it or securities or obligations of any kind convertible into or exercisable or exchangeable for any securities of it or any other Person, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the share price, book value, income or any other attribute of it or any of its Subsidiaries other than (i) St. Jude Options to purchase an aggregate of 3,518,300 St. Jude Common Shares; (ii) St. Jude Warrants to purchase an aggregate of

4,500,000 St. Jude Common Shares; and (iii) St. Jude Compensation Options to purchase an aggregate of 668,875 St. Jude Common Shares which St. Jude Compensation Options will expire on November 20, 2005. All St. Jude Options, St. Jude Warrants and St. Jude Compensation Options have been duly, validly and legally created and issued by St. Jude in accordance with Applicable Laws and the terms of the St. Jude Stock Option Plan (in the case of the St. Jude Options) or such other instrument as may govern the applicable St. Jude Convertible Securities. St. Jude does not have, and will not at the Effective Time have, any St. Jude Options that are held by any Person who is a resident of the United States or any territory or possession thereof;

(g) the shareholder rights plan of St. Jude has terminated and is void and of no further effect and no successor shareholder rights plan is in force;

(h) no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from St. Jude or any of its Subsidiaries of any material assets of St. Jude or any of its Subsidiaries and neither St. Jude nor any of its Subsidiaries has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from any Person of any securities or any assets which could reasonably be expected to be material to St. Jude;

(i) the financial books, records and accounts of St. Jude and its Subsidiaries (i) have been maintained in all material respects in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of St. Jude and its Subsidiaries and (iii) in all material respects accurately and fairly reflect the basis for the financial statements of St. Jude. St. Jude has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary (a) to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles, or any other criteria applicable to such statements and (b) to maintain accountability for assets. St. Jude's and its Subsidiaries' corporate records and minute books have been maintained in compliance with applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Golden Star;

(j) neither St. Jude nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $100,000 as a condition to or a necessity for the right or ability of St. Jude or any of its Subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement;

(k) St. Jude has not entered into any agreement that would entitle any person to any valid claim against St. Jude for a broker's commission, finder's fee, expense reimbursement or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement;

(l) neither St. Jude nor any of its Subsidiaries has any material liability or obligation, whether direct, indirect, accrued, absolute, contingent or otherwise not disclosed or reflected in its most recent publicly-disclosed consolidated financial statements;

(m) there is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of St. Jude threatened against St. Jude or any of its Subsidiaries before any Governmental Entity;

(n) St. Jude and each of its Subsidiaries is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified except where the failure to be so registered, licensed or otherwise qualified does not, nor is reasonably expected to, have a Material Adverse Effect on St. Jude and they have the corporate power and capacity to own the assets owned by them and to carry on the business carried on by them and they are duly qualified to carry on business in all jurisdictions in which they carry on business;

(o) St. Jude and each of its Subsidiaries has conducted and is conducting its business in compliance, in all material respects, with all Applicable Laws of each jurisdiction in which its business is carried on and possess all material certificates, authority, permits or licenses issued by the appropriate Governmental Entities necessary to conduct the business now operated by it and all such certificates, authorities, permits and licenses are valid and subsisting and in good standing and, to St. Jude's knowledge, neither St. Jude nor its Subsidiaries have received any notice of proceedings relating to the revocation or modification of any such certificate, authority, permit or license which, if the subject of an unfavourable decision, ruling or finding could reasonably be expected to have a Material Adverse Effect on St. Jude;

(p) St. Jude and its Subsidiaries (and their respective businesses and operations):

(i) are in substantial compliance with all applicable Environmental Laws and Environmental Permits in Ghana, Burkina Faso, Niger and Canada and in other applicable foreign jurisdictions having environmental regulatory jurisdiction over St. Jude or any of its Subsidiaries or assets; and

(ii) have obtained all Environmental Permits that are required to carry on their respective businesses and operations under all applicable Environmental Laws,

except where the non-compliance with such laws or permits or failure to obtain those permits could not reasonably be expected to have a Material Adverse Effect;

(q) St. Jude and each of its Subsidiaries have good and marketable title to their assets and properties free and clear of all Encumbrances of any kind whatsoever;

(r) the Public Disclosure Documents (including without limitation technical reports) of St. Jude in relation to the mineral and mining development projects of St. Jude and/or its Subsidiaries are accurate in all material respects and all known facts that may impact on the capital costs, operating costs or operational parameters (including without limitation throughput, grade and recovery) of each such project are fully and accurately disclosed in St. Jude's most recent public technical report related to such projects, and nothing has come to the attention of St. Jude to indicate that any of the foregoing statements are or may be inaccurate;

(s) all interests in natural or mineral resource or exploration properties of St. Jude and its Subsidiaries are set out in St. Jude's Disclosure Letter and are owned or held by St. Jude or its Subsidiaries as owner thereof with good and marketable title, are in good standing, are valid and enforceable, are free and clear of any title defect or Encumbrances and no royalty or other payment is payable in respect of any of them and all work required to be performed in connection therewith has been performed; no other property rights are necessary for the conduct of St. Jude's or its Subsidiaries' business; and there are no restrictions on the ability of St. Jude or its Subsidiaries to use, transfer or otherwise exploit any such property rights and St. Jude and its Subsidiaries do not know of any claim or basis for any claim that may adversely affect such rights;

(t) all real and tangible personal property of St. Jude and each of its Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property whose failure to be in such condition does not, and could not be reasonably expected to have, a Material Adverse Effect on St. Jude;

(u) St. Jude has made available to Golden Star all material information, including financial, operational and other information, in respect of the properties listed in St. Jude's Disclosure Letter (except such information that does not have, and could not reasonably be expected to have a Material Adverse Effect in respect of St. Jude) and all such information as made available to Golden Star is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading;

(v) all material contracts and agreements of St. Jude and its Subsidiaries have been disclosed in St. Jude's Public Disclosure Documents and true and correct copies of each (or in the case of oral contracts, summaries of the material terms thereof) have been provided to Golden Star. St. Jude and its Subsidiaries are in compliance in all material respects with all terms and provisions of all contracts,

agreements, indentures, leases, policies, instruments and licences in connection with the conduct of their respective businesses and all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, and no breach or default by St. Jude or its Subsidiaries or event which, with notice or lapse of time or both, could constitute a material breach or material default by St. Jude or its Subsidiaries, exists with respect thereto;

(w) St. Jude and each of its Subsidiaries maintains insurance against loss of, or damage to, their material assets against all insurable risks, and in such amounts, as are customary for companies of a similar size operating in the mining industry, and all of the policies in respect of such insurance coverage are in good standing in all respects and not in default in any material respect;

(x) except as disclosed in its most recently publicly-disclosed consolidated financial statements:

(i) neither St. Jude nor any of its Subsidiaries is indebted to any of its directors or officers or any of their associates (collectively the "**Principals**"), or to any St. Jude Securityholder;

(ii) none of the Principals or St. Jude Securityholders is indebted or under obligation to St. Jude or to any of its Subsidiaries on any account whatsoever; and

(iii) neither St. Jude nor any of its Subsidiaries has guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any Person other than of a Subsidiary;

(y) since the date of St. Jude's most recent balance sheet included in its Public Disclosure Documents, there has not been any Material Adverse Effect with respect to St. Jude or any of its Subsidiaries or any damage, loss or other change or circumstance of any kind whatsoever materially affecting the businesses or assets or the right or capacity of St. Jude or any of its Subsidiaries to carry on their respective businesses, such businesses having been carried on in the ordinary course;

(z) neither St. Jude nor any of its Subsidiaries:

(i) is a party to any written or oral policy, agreement, obligation or understanding providing for severance, unemployment compensation, golden parachute, termination payments, bonus or otherwise or an increase in any benefits payable under any Benefit Plans or the acceleration of time or payment or vesting of any such payments to any director or officer or employee of St. Jude or any of its Subsidiaries, whether directly or indirectly, upon the execution and delivery of this Agreement, the consummation of the transactions contemplated in this Agreement and compliance by St. Jude with the terms of this Agreement other than those

set out in the St. Jude Disclosure Letter and for which the aggregate severance payments do not exceed $1 million;

(ii) has any employee or consultant whose employment or contract with St. Jude or any of its Subsidiaries, respectively, cannot be terminated without payment upon a maximum of 12 months' notice; and

(iii) is a party to any collective bargaining agreement or letter of understanding, letter of intent or other written communication with any bargaining agent, trade union or association which may qualify as a trade union, which would apply to any employees of St. Jude or any of the Subsidiaries, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or subject to any current, pending or threatened strike or lockout;

(aa) St. Jude is able to pay its liabilities as they become due, the realizable value of the assets of St. Jude are not less than the aggregate of the liabilities thereof and the stated capital of all classes of shares thereof, and no creditor of St. Jude will be prejudiced by the Arrangement;

(bb) St. Jude and its Subsidiaries have filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit could not reasonably be expected to have a Material Adverse Effect on St. Jude. St. Jude has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary and usual course of business. To the knowledge of St. Jude, there are no material proposed (but unassessed) additional Taxes and none have been asserted by the Canada Revenue Agency or any Governmental Entity having taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to St. Jude or any of its Subsidiaries. There are no audits or proceedings in progress, pending or threatened against St. Jude or any of its Subsidiaries in respect of any Taxes. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable;

(cc) St. Jude has not taken or agreed to take any action or knows of any fact, agreement, plan or other circumstances that is reasonably likely to prevent the

Arrangement from qualifying for U.S. Federal income tax purposes as a reorganization within the meaning of section 368(a)(1)(B) of the U.S. Tax Code;

(dd) St. Jude is not a controlled foreign corporation or "CFC" as that term is defined in the U.S. Tax Code;

(ee) the auditors of St. Jude are independent public accountants as required by Applicable Laws and there is not now, and there has never been, any reportable disagreement with the present or any former auditors of St. Jude;

(ff) neither St. Jude nor its Subsidiaries own or license any patents, patent rights, trademarks, trade names, service marks, copyrights, know how or other proprietary intellectual property rights that are material to the conduct of the business of St. Jude or any of its Subsidiaries;

(gg) the St. Jude Disclosure Letter sets forth a complete list of the employees of St. Jude and each of its Subsidiaries, together with their titles, service dates and material terms of employment, including current wages, salaries or hourly rate of pay, benefits, vacation entitlement, commissions and bonus (whether monetary or otherwise) or other material compensation paid since the beginning of the most recently completed fiscal year or payable to each such employee and the date upon which each such employee was first hired by St. Jude or any of the Subsidiaries;

(hh) St. Jude and its Subsidiaries have been and are being operated in material compliance with all Applicable Laws relating to employees including, but not limited to, employment and labour standards, labour risk prevention measures, social security and other contributions, occupational health and safety, employment equity, pay equity, workers' compensation, equal employment opportunity, human rights and labour relations and there are no current, pending or, to St. Jude's knowledge, threatened claims, litigation or proceedings before any board, tribunal or other Governmental Entity with respect to any of the foregoing;

(ii) St. Jude and its Subsidiaries have complied, in all material respects, with all of the terms of their respective Benefit Plans, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each Benefit Plan, whether written or oral, which are maintained by or binding upon St. Jude or its Subsidiaries and all Benefit Plans of St. Jude maintained by or binding upon St. Jude or any of its Subsidiaries are fully funded and in good standing with such Governmental Entities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by St. Jude or any of its Subsidiaries from any such Governmental Entities. No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in, or could reasonably be expected to result in, any Benefit Plan maintained by or binding upon St. Jude or any of its Subsidiaries, being ordered or required to be

terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority;

(jj) neither St. Jude nor its Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of St. Jude or its Subsidiaries are conducted, (ii) limit any business practice of St. Jude or any of its Subsidiaries in any material respect, or (iii) restrict any acquisition or disposition of any property by St. Jude or any of its Subsidiaries in any material respect;

(kk) St. Jude, its Subsidiaries, and to the knowledge of St. Jude, their respective directors, officers and promoters are not in breach of any Applicable Laws where non-compliance could reasonably be expected to have a Material Adverse Effect on St. Jude;

(ll) St. Jude is not a "non-Canadian" within the meaning of the *Investment Canada Act*;

(mm) the Board of Directors of St. Jude has received written opinions from its financial advisors (copies of which have been provided to Golden Star) with each stating that, as of the date of the opinion (which date is the date hereof), the exchange ratio prescribed herein at Section 2.1(a) is fair to the St. Jude Shareholders from a financial point of view;

(nn) the Board of Directors of St. Jude (after receiving advice from its legal and financial advisors) has unanimously:

(i) approved this Agreement, the Arrangement and the transactions contemplated hereby;

(ii) determined the Arrangement and the performance by St. Jude of its obligations under this Agreement and in connection with the Arrangement are in the best interests of St. Jude and the St. Jude Shareholders and that the Arrangement is fair to St. Jude Shareholders;

(iii) determined to authorize the execution and delivery of this Agreement;

(iv) determined to make the Recommendation to St. Jude Securityholders that they vote in favour of and approve the Arrangement and to solicit the proxies of St. Jude Securityholders to vote in favour of the Arrangement;

(oo) each member of the Board of Directors of St. Jude has advised Golden Star, that he intends to vote all St. Jude Common Shares and St. Jude Convertible Securities held by such director in favour of the Arrangement Resolution in order to approve the Arrangement, and St. Jude will, accordingly, so represent in the Information Circular;

(pp) St. Jude is not required to prepare French language translations of the Meeting Materials under Applicable Laws;

(qq) St. Jude owns a 90% interest in the Hwini-Butre property and associated mineral licence in Ghana and the Government of Ghana owns the remaining 10% interest therein. The 90% interest of St. Jude in the Hwini-Butre property and the associated mineral licence has been duly, validly and legally acquired by St. Jude from the prior legal owner thereof in accordance with all Applicable Laws, and the prior legal owner of the Hwini-Butre property has duly, validly, legally and irrevocably transferred to St. Jude all of its interest in the Hwini-Butre Property in accordance with all Applicable Laws. St. Jude is not aware of any person who has any claim or potential claim to St. Jude's 90% interest in the Hwini-Butre property and/or associated mineral licence which St. Jude believes, acting reasonably and based on advice from appropriate legal counsel, is reasonably capable of being resolved in a manner adverse to St. Jude or which could reasonably be expected to have a Material Adverse Effect on St. Jude or reduce St. Jude's interest in the Hwini-Butre property and/or associated mineral licence; and

(rr) any BDG Powers of Attorney (copies of each of which shall be promptly provided by St. Jude to Golden Star) will constitute legal, valid, binding and enforceable obligations of each Person granting such BDG Power of Attorney under Applicable Laws and will be in full force and effect, and at the time of delivery to Golden Star and at the Effective Time, to the best knowledge of St. Jude, the legality, validity, binding nature and enforceability of each BDG Power of Attorney will not have been challenged or claimed to be invalid.

3.2.2 As an inducement to St. Jude to enter into this Agreement, Golden Star hereby represents and warrants to St. Jude the following, in each case except as set forth in its Disclosure Letter, and acknowledges that St. Jude is relying upon such representations and warranties in connection with entering into this Agreement and participating in the Arrangement:

(a) Golden Star is a reporting issuer or the equivalent thereof in each of the provinces of Canada and reports under Section 12(b) of the 1934 Act, and is not in default in any material respects of any requirements of the applicable securities laws of Canada or the United States;

(b) the Golden Star Common Shares are listed for trading on the TSX and AMEX and Golden Star is not in default in any material respect of any of the listing requirements of such exchanges;

(c) no order (or the equivalent) ceasing or suspending the trading of its securities or prohibiting the sale of securities by Golden Star or any of its Subsidiaries has been issued and is in force as of the date hereof and, to the knowledge of Golden Star, no proceedings for this purpose have been instituted or are pending, contemplated or threatened;

(d) as at November 11, 2005, its authorized and issued capital consists of an unlimited number of Golden Star Common Shares and an unlimited number of first preferred shares, of which 142,887,394 Golden Star Common Shares and nil first preferred shares are issued and outstanding as fully paid and non-assessable;

(e) as at the date hereof, Golden Star has no options, warrants, conversion privileges, calls or other rights (including pre-emptive rights), agreements, arrangements, commitments or obligations of it to issue, sell or acquire any securities of it or securities or obligations of any kind convertible into or exercisable or exchangeable for any securities of it, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the share price, book value, income or any other attribute of it other than (i) Golden Star Options to purchase 5,057,451 Golden Star Common Shares; (ii) warrants to acquire 8,448,334 Golden Star Common Shares; and (iii) notes which are convertible into an aggregate of 11,111,111 Golden Star Common Shares;

(f) as at the date hereof, no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Golden Star or any of its Subsidiaries of any material assets of Golden Star or any of its Subsidiaries and neither Golden Star nor any of its Subsidiaries has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from any Person of any assets which could reasonably be expected to be material to Golden Star;

(g) the financial books, records and accounts of Golden Star and the Golden Star Operating Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Golden Star and the Golden Star Operating Subsidiaries and (iii) accurately and fairly reflect the basis for the financial statements of Golden Star. Golden Star has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary (a) to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles, or any other criteria applicable to such statements and (b) to maintain accountability for assets. The corporate records and minute books of Golden Star and the Golden Star Operating Subsidiaries have been maintained in compliance with applicable Laws and are complete and accurate in all material respects, and full access thereto has been made available to St. Jude;

(h) Golden Star and each of its Subsidiaries has conducted and is conducting its business in compliance, in all material respects, with all Applicable Laws of each jurisdiction in which its business is carried on and possess all material certificates, authority, permits or licenses issued by the appropriate Governmental Entities necessary to conduct the business now operated by it and all such certificates,

authorities, permits and licenses are valid and subsisting and in good standing and, to Golden Star's knowledge, neither Golden Star nor its Subsidiaries have received any notice of proceedings relating to the revocation or modification of any such certificate, authority, permit or license which, if the subject of an unfavourable decision, ruling or finding could reasonably be expected to have a Material Adverse Effect on Golden Star;

(i) all interests in natural or mineral resource properties of Golden Star or its Subsidiaries are set out in Golden Star's Public Disclosure Documents and are owned or held by Golden Star or its Subsidiaries as owner thereof with good and marketable title, are in good standing, are valid and enforceable, are free and clear of any Encumbrances and no royalty is payable in respect of any of them except as set out in Golden Star's Public Disclosure Documents; no other property rights are necessary for the conduct of Golden Star's or its Subsidiaries' business; and there are no restrictions on the ability of Golden Star or its Subsidiaries to use, transfer or otherwise exploit any such property rights except as set out in Golden Star's Public Disclosure Documents and Golden Star and its Subsidiaries do not know of any claim or basis for any claim that may adversely affect such rights except as set out in Golden Star's Public Disclosure Documents;

(j) there is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Golden Star threatened against Golden Star or any of its Subsidiaries before any Governmental Entity;

(k) Golden Star and the Golden Star Operating Subsidiaries (and their respective businesses and operations):

  (i) are in substantial compliance with all applicable Environmental Laws and Environmental Permits in Ghana and Canada and in other applicable foreign jurisdictions having environmental regulatory jurisdiction over Golden Star or any of the Golden Star Operating Subsidiaries or assets; and

  (ii) have obtained all Environmental Permits that are required to carry on their respective businesses and operations as currently carried out under all applicable Environmental Laws,

except where the non-compliance with such laws or permits or failure to obtain those permits could not reasonably be expected to have a Material Adverse Effect;

(l) the Public Disclosure Documents (including without limitation technical reports as the information therein may have been superseded, modified or supplemented by subsequent information contained in Golden Star's Public Disclosure Documents) of Golden Star in relation to the mineral and mining development projects of Golden Star and/or the Golden Star Operating Subsidiaries are accurate in all material respects;

(m) Golden Star and its Operating Subsidiaries have title to their respective material assets used in their mining operations as disclosed in Golden Star's Public Disclosure Documents;

(n) all material contracts and agreements of Golden Star and the Golden Star Operating Subsidiaries have been disclosed in Golden Star's Public Disclosure Documents. Golden Star and the Golden Star Operating Subsidiaries are in compliance in all material respects with all terms and provisions of all material contracts, agreements, indentures, leases, policies and instruments in connection with the conduct of their respective businesses and, to the knowledge of Golden Star, all such contracts, agreements, indentures, leases, policies and instruments are valid and binding in accordance with their terms and in full force and effect, and no breach or default by Golden Star or the Golden Star Operating Subsidiaries or event which, with notice or lapse of time or both, could result in a Material Adverse Effect on Golden Star, exists with respect thereto, in any case, other than as disclosed in the Golden Star Public Disclosure Documents;

(o) since the date of Golden Star's most recent balance sheet included in its Public Disclosure Documents, other than as disclosed in the Golden Star Public Disclosure Documents, there has not been any Material Adverse Effect with respect to Golden Star or any of its Subsidiaries or any damage, loss or other change or circumstance of any kind whatsoever materially affecting the businesses or assets or the right or capacity of Golden Star or any of its Subsidiaries to carry on their respective businesses, such businesses having been carried on in the ordinary course; and

(p) the Board of Directors of Golden Star has approved this Agreement, the Arrangement and the transactions contemplated hereby and have authorized the execution and delivery of this Agreement.

3.3 Investigation

Any investigation made by or on behalf of a Party and its advisors shall not have the effect of waiving, diminishing the scope of, mitigating or otherwise affecting any representation, warranty or covenant made by the other Party herein or pursuant hereto.

3.4 Survival of Representations and Warranties

The representations and warranties of each of the Parties contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated and extinguished at the Effective Time.

ARTICLE 4
COVENANTS OF THE PARTIES

4.1 Consultation

Each Party agrees to consult with each other before issuing, and shall provide the other Party with a reasonable prior opportunity to review and comment on, any press release or public statement with respect to this Agreement or the Arrangement and in making any filings with any Governmental Entity, including any filing with any securities administrator or stock exchange with respect thereto. Each Party shall use reasonable commercial efforts to provide the other Party with a reasonable opportunity to review and comment on all such press releases and filings prior to the release or submission thereof provided that if a Party is required by Applicable Laws to make a public announcement with respect to this Agreement and/or the Arrangement, such Party will provide as much prior notice (including the proposed text of the announcement) to the other Party as is reasonably possible. St. Jude will consult with Golden Star prior to issuing any press release or making any announcement regarding its mineral reserves or resources and, subject to Applicable Laws, St. Jude agrees that it will not issue any press release or make any announcement regarding its mineral reserves or resources without the prior written consent of Golden Star, such consent not to be unreasonably withheld.

4.2 Business Covenants

4.2.1 St. Jude covenants and agrees with Golden Star that, except as contemplated in this Agreement or the Plan of Arrangement, until the Effective Date or the day upon which this Agreement is terminated pursuant to Article 7, whichever is earlier:

(a) it shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses only in, and not take any action other than in, the usual, ordinary and regular course of business and consistent with past practice and in accordance with Applicable Laws and for greater certainty shall not and shall not allow any Subsidiary to, without the prior written consent of Golden Star (such consent not to be unreasonably withheld):

(i) make any commitments in excess of, or enter into any contracts or group of related contracts with a value or aggregate value (as the case may be) in excess of US$50,000;

(ii) make any changes to the senior management or senior personnel of St. Jude or any Subsidiary; and

(iii) undertake or make any decision or action which could be material to the business of St. Jude and/or any Subsidiary or which could reasonably be expected to have a Material Adverse Effect;

(b) it shall not and shall not permit any Subsidiary to, directly or indirectly do or permit to occur any of the following:

(i) issue, sell, pledge, lease, dispose of, redeem, purchase or Encumber or agree to or enter into a commitment to issue, sell, pledge, lease, dispose of, redeem, purchase or Encumber:

(A) any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares, debt securities, derivative securities or other securities of it or any of its Subsidiaries, other than pursuant to the exercise of St. Jude Options, St. Jude Warrants and St. Jude Compensation Options which are outstanding on the date hereof; or

(B) any material assets, rights, properties of it or any of its Subsidiaries;

(ii) amend or propose to amend its articles or by-laws (or the equivalent charter or constating documents) or those of any of its Subsidiaries or amend or propose to amend any of the terms of the St. Jude Convertible Securities as they exist on the date hereof;

(iii) split, combine or reclassify any of its outstanding shares or the shares of any of its Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to its shares or the shares of its Subsidiaries;

(iv) redeem, purchase or offer to purchase, or permit any of its Subsidiaries to redeem, purchase or offer to purchase, any shares or other securities of it or any of its Subsidiaries, unless otherwise required by the terms of such securities as in effect on the date hereof;

(v) reorganize, amalgamate or merge it or any of its Subsidiaries with any other Person or enter into an agreement, arrangement or understanding regarding any of the foregoing or solicit, initiate, facilitate, engage in or respond to or encourage any enquiries or proposals with respect to any of the foregoing;

(vi) other than as disclosed in the St. Jude Disclosure Letter, acquire or agree to acquire any Person (or material interest therein or securities thereof), or acquire or dispose of or agree to acquire or dispose of any assets which in each case are individually or in the aggregate material (including but not limited to mining properties or interests therein), or enter into or commit to enter into any joint venture, earn-in or similar arrangements or agreements or enter into an agreement, arrangement or understanding regarding any of the foregoing or solicit, initiate, facilitate, engage in or respond to or encourage any inquiries or proposals with respect to any of the foregoing or permit any of its Subsidiaries to do any of the foregoing;

(vii) (A) satisfy or settle any claims or liabilities which individually or in the aggregate are material to St. Jude; (B) relinquish or modify any

contractual rights which individually or in the aggregate are material to St. Jude; or (C) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments; or

(viii) incur, authorize, agree or commit to provide guarantees, incur, authorize or agree or become committed for any indebtedness for borrowed money or issue any amount of debt securities or permit any of its Subsidiaries to do any of the foregoing;

(c) it shall not, and shall cause each of its Subsidiaries not to, make any material decisions or take any material actions with respect to the development of, or commitments to develop, any mining and mineral project without keeping Golden Star fully informed thereof on a timely basis and without having in good faith attempted to achieve a mutual understanding and agreement with Golden Star prior to making any such material decision or taking any such material action;

(d) it shall not, and shall cause each of its Subsidiaries not to enter into or modify any remuneration terms or Benefit Plans, or grant any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, severance agreements, deferred or other compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any of its or its Subsidiaries directors, officers, employees, consultants, contractors or agents;

(e) it shall not, and shall cause each of its Subsidiaries not to, enter into, amend or modify any employment or consulting agreements or arrangements with any officers or directors of it or any of its Subsidiaries;

(f) it shall use its reasonable commercial efforts, and shall cause its Subsidiaries to use its reasonable commercial efforts, to cause its current insurance policies and those of its Subsidiaries, including directors' and officers' insurance or reinsurance policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or premiums consistent with then current industry premium experience are in full force and effect;

(g) it shall:

(i) use its reasonable commercial efforts, and cause each of its Subsidiaries to use its reasonable commercial efforts, to preserve intact its business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain existing relationships with suppliers, consultants, joint venture participants, partners, professional

advisors, agents, distributors, customers, Governmental Entities and others having business relationships with it and its Subsidiaries;

(ii) not take any action, or permit any of its Subsidiaries to take any action, that would or reasonably may be expected to render (A) any representation or warranty made by it in this Agreement that is qualified as to materiality untrue or (B) any of such representations and warranties that are not so qualified untrue in any material respect; and

(iii) promptly notify Golden Star of (A) any Material Adverse Effect, or any change, circumstance, occurrence, event, effect or state of facts which could reasonably be expected to result in a Material Adverse Effect or impede the completion of the Arrangement, (B) any Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) which are material, (C) any breach by it of any provision of this Agreement (including any breach by it of a representation or warranty), and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of it contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect;

(h) it shall not, and shall cause each of its Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement prior to the Effective Date;

(i) it shall not, and shall not permit any of its Subsidiaries to, take any action, or permit any action to be taken on its behalf, and it shall, and shall cause its Subsidiaries to, refrain from taking any action which, in either case, if taken, could be inconsistent with this Agreement or which could interfere with or be inconsistent with or could reasonably be expected to significantly impede the completion of the Arrangement or any of the transactions contemplated hereby;

(j) to the extent it has knowledge thereof, it shall, in all material respects, conduct itself so as to keep Golden Star fully informed as to the material decisions or actions made or required to be made with respect to the operation of its business and that of its Subsidiaries;

(k) it shall not make any change to existing accounting practices, except as the regular, independent auditors of St. Jude advise in writing are required by Applicable Laws, Canadian GAAP, or write up, down or off the book value of any assets in an amount that in the aggregate would be material to St. Jude, except where required for compliance with Applicable Laws or Canadian GAAP;

(l) it shall not, and it shall cause its Subsidiaries not to, make any material Tax election or settle or compromise any material Tax liability;

(m) it shall not, and shall cause its Subsidiaries not to, resolve that it or any of its Subsidiaries be wound up, appoint or permit the appointment of a liquidator, receiver or trustee in bankruptcy for it or any of its Subsidiaries or in respect of the assets or properties of it or any of its Subsidiaries, or permit the making of an order by a court for the winding-up or dissolution of it or any of its Subsidiaries;

(n) it shall not, and shall cause any Person with the power under the Power of Attorney to not, exercise any power under the Power of Attorney without the prior written consent of Golden Star;

(o) it shall not, and shall cause any Person with power under any BDG Power of Attorney to not, exercise any power under any such BDG Power of Attorney without the prior written consent of Golden Star, and it shall, and shall cause any Person with power under any BDG Power of Attorney to, exercise any power (including voting at any and all meetings of shareholders or members of BD Goldfields) under any such BDG Power of Attorney only as directed in writing in advance by Golden Star;

(p) it shall notify Golden Star in advance of the details of any and all meetings of shareholders or members of BD Goldfields of which it is aware and shall forthwith provide to Golden Star copies of all materials it has received or obtained in connection therewith, and shall its use best efforts to ensure that a representative or counsel of Golden Star can attend any and all such meetings;

(q) it shall obtain BDG Powers of Attorney in favour of St. Jude or such other Person as is acceptable to Golden Star, which shall be in form and substance satisfactory to Golden Star, from holders of shares of BD Goldfields in order that, prior to November 29, 2005, at least 51% of the outstanding shares of BD Goldfields are subject to powers of attorney which will entitle St. Jude to vote at meetings of members and/or shareholders BD Goldfields (including without limitation the November 29, 2005 meeting) in relation to any and all matters related to, in respect of, or associated with the Hwini-Butre property, related prospecting license and the related litigation; and

(r) it shall use its best efforts to cause a memorandum (in the form and substance satisfactory to Golden Star) regarding the business to be conducted at the meeting of shareholders or members of BD Goldfields to be provided to the shareholders of BD Goldfields in advance of the November 29, 2005 meeting thereof.

4.2.2 Golden Star covenants and agrees with St. Jude that, except as contemplated in this Agreement or the Plan of Arrangement or as otherwise disclosed by Golden Star in its Disclosure Letter or Public Disclosure Documents, until the Effective Date or the day upon which this Agreement is terminated pursuant to Article 7, whichever is earlier:

(a) it shall, and shall cause its Subsidiaries to, conduct its and their respective businesses only in, and not take any action other than in, the usual, ordinary and regular course of business and consistent with past practice and in accordance

with Applicable Laws and for greater certainty, until the Effective Date, it shall not and shall not allow any Subsidiary to, without the prior written consent of St. Jude (such consent not to be unreasonably withheld), undertake or make any decision or action which could be material to the business of Golden Star and/or any Subsidiary or which could reasonably be expected to have a Material Adverse Effect on Golden Star;

(b) it shall not, and shall not permit any of its Subsidiaries to, take any action or permit any action to be taken or refrain from taking any action which would be inconsistent with this Agreement or which could interfere with or be inconsistent with or could reasonably be expected to impede the completion of the Arrangement;

(c) it shall promptly notify St. Jude of any breach by it of any provision hereof, any Material Adverse Effect on Golden Star or any change, circumstance, effect, event or occurrence which could reasonably be expected to result in a Material Adverse Effect on Golden Star or impede the completion of the Arrangement;

(d) it shall not directly or indirectly without the prior consent of St. Jude (such consent not to be unreasonably withheld) make any amendment to its constating documents which would have a material adverse impact on the ability of Golden Star to consummate the transactions contemplated hereby or to change its share capital;

(e) it shall not split, combine, subdivide or reclassify any of its capital stock; and

(f) it shall not permit any of its Subsidiaries to, reorganize, recapitalize, consolidate, dissolve, liquidate, amalgamate or merge with any other Person where such action would have a material adverse impact on the ability of Golden Star to consummate the transactions contemplated hereby.

4.2.3 Each of Golden Star and St. Jude covenant to advise the other in writing of any:

(a) event, condition or circumstance that might be reasonably expected to cause any representation or warranty of it contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(b) Material Adverse Effect on it or any event, occurrence or development which would reasonably be expected to have a Material Adverse Effect on it; and

(c) of any material breach by it of any covenants, obligations or agreements contained in this Agreement.

4.3 Covenants Regarding Non-Solicitation

4.3.1 St. Jude shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, through any officer, director, employee, advisor, representative or agent, or otherwise

(a) solicit, initiate, facilitate, engage in or respond to or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or transactions involving St. Jude and/or its Subsidiaries regarding any merger, amalgamation, arrangement, restructuring, take-over bid, tender offer, exchange offer, sale or purchase of substantial assets, sale or purchase of treasury shares, any equity interest or rights or any other interests therein or thereto, business combination, liquidation, reorganization or recapitalization or any similar transaction or series of related or similar transactions which would have the effect of any of the foregoing (any of the foregoing inquiries, proposals or transactions being referred to herein as an "**Acquisition Proposal**"); (b) encourage or participate in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal; (c) accept or approve or recommend, or agree to accept, approve or recommend, any Acquisition Proposal or potential Acquisition Proposal; or (d) cause St. Jude or any Subsidiary to enter into any agreement, arrangement or understanding related to any Acquisition Proposal or potential Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Board of Directors of St. Jude which receives an unsolicited and *bona fide* Acquisition Proposal after the date hereof in respect of it from considering, negotiating, approving or recommending to its shareholders an Acquisition Proposal which the Board of Directors of St. Jude determines in good faith, after consultation with its financial and legal advisors and after receiving written advice from counsel (copies of which shall forthwith be provided to Golden Star) that such action would be a proper exercise of its fiduciary duties under Applicable Laws, and that such Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction: (i) more favourable to its shareholders than the Arrangement; (ii) having consideration with a value per St. Jude Common Share greater than the value per St. Jude Common Share provided by the Arrangement (as it may be amended pursuant to Section 4.4); (iii) that is reasonably capable of being completed within a reasonable period of time; and (iv) which is not contingent upon financing (any such Acquisition Proposal being referred to herein as a "**Superior Proposal**").

4.3.2 From and after the date hereof, St. Jude shall immediately cease and cause to be terminated in writing any existing discussions or negotiations with any Person (other than Golden Star) with respect to any potential Acquisition Proposal and shall, subject to Section 4.4, immediately cease to provide any other Person with access to information concerning St. Jude and its Subsidiaries and exercise all rights it has to require the return of all confidential information from each such Person. St. Jude agrees not to release or permit the release of any Person from, or waive, any confidentiality, non-solicitation or standstill agreement to which such Person is a party, unless the Board of Directors of St. Jude has determined that such Person has made a Superior Proposal.

4.3.3 St. Jude shall promptly notify Golden Star orally and in writing within 24 hours of any Acquisition Proposal or any amendment to an Acquisition Proposal being received directly or indirectly by St. Jude, or any request for non-public information relating to St. Jude or any of its Subsidiaries, as the case may be, in connection with such an Acquisition Proposal or for access to the properties, books and/or records of St. Jude or any Subsidiary, by any Person that informs St. Jude or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such written notice shall include a copy of any such written Acquisition Proposal and all amendments thereto or, in the absence of a written Acquisition Proposal, a description of the

material terms and conditions thereof, in either case including the identity of the Person making the Acquisition Proposal, inquiry or contact.

4.3.4 If St. Jude receives a request for non-public information from a Person who has made or intends to make an Acquisition Proposal and the Board of Directors of St. Jude determines in good faith after consultation with financial and legal advisors that such Acquisition Proposal is, or if made would be, a Superior Proposal, then, and only in such case, St. Jude may, subject to the execution by such Person of a confidentiality agreement containing standstill and other provisions substantially the same as those contained in the Confidentiality Agreement, provide such Person with access to non-public confidential information regarding St. Jude; provided that St. Jude shall send a copy of any such confidentiality agreement (including the identity of the Person who has entered into such agreement if not contained therein) to Golden Star as soon as practicable and in any event within 24 hours of its execution and shall as soon as practicable, and in any event within 24 hours, provide Golden Star with a list of, and copies of, all information provided to such Person that was not previously provided to Golden Star and immediately provide Golden Star with all other information that was provided to such Person.

4.3.5 St. Jude shall ensure that its officers, directors and employees and those of its Subsidiaries and any financial, legal and other advisors, agents and representatives retained by St. Jude are aware of the provisions of this Section 4.3, and St. Jude shall be responsible for any breach of this Section by any such Person.

4.3.6 For greater certainty, any amendment to an Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 4.3.

4.4 Notice of Superior Proposal Determination

4.4.1 If St. Jude has fully complied with Section 4.3 and this Section 4.4, St. Jude may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal and withdraw or modify in a manner adverse to Golden Star its recommendation of the approval of the Arrangement, if and only if it:

(a) provides to Golden Star (i) written notice that the Board of Directors of St. Jude has determined that it has received and is prepared to accept a Superior Proposal; (ii) a copy of any agreement or other document in respect of such Superior Proposal as executed by the Person making the Superior Proposal, in each case as soon as possible but in any event not less than five full Business Days prior to acceptance of the Superior Proposal by the Board of Directors of St. Jude; and (iii) in the case of an Acquisition Proposal that includes non-cash consideration, the value or range of values attributed by the Board of Directors of St. Jude, in good faith, for such non-cash consideration after consultation with its financial advisors;

(b) provides Golden Star with an opportunity (but not the obligation), before the expiration of such five Business Day period referred to in subsection 4.4.1(a), to propose to amend this Agreement to provide for consideration having a value equivalent to or more favourable to the St. Jude Shareholders than that of the

Superior Proposal with the result that the Superior Proposal would cease to be a Superior Proposal; and

(c) subject to subsection 4.4.2, terminates this Agreement pursuant to subsection 7.1(d) and pays to Golden Star the St. Jude Break Fee as contemplated by Section 6.2.

4.4.2 In the event that Golden Star agrees to amend this Agreement in the manner described in subsection 4.4.1, the Board of Directors of St. Jude shall consider the terms of the proposed amendment, and (i) if the Board of Directors of St. Jude in good faith concludes that the Superior Proposal is no longer a Superior Proposal given the terms of the proposed amendment, St. Jude shall not implement the proposed Superior Proposal and shall not terminate this Agreement pursuant to subsection 7.1(d), and shall agree to the proposed amendments to this Agreement; or (ii) if the Board of Directors of St. Jude concludes in good faith and after consultation with, and receiving advice (which may include written opinions or advice, copies of which shall have been provided to Golden Star) from its financial, legal and other advisors (as appropriate), that the Acquisition Proposal would nonetheless remain a Superior Proposal, St. Jude shall terminate this Agreement in accordance with subsection 7.1(d) and concurrently pay to Golden Star the St. Jude Break Fee in accordance with Section 6.2, and only thereafter St. Jude may enter into an agreement in order to implement the Superior Proposal.

4.5 Access to Information and Confidentiality

Until the Effective Time, (i) St. Jude shall provide to Golden Star reports of its activities including, but not limited to, monthly operating reports and monthly financial reports, as well as full and open access on a real time basis to its office, properties, books and records, and (ii) Golden Star will provide to St. Jude a copy of the monthly operating report that it provides to its Board of Directors.

4.6 Covenants in Respect of the Arrangement

Each Party covenants and agrees that, except as otherwise contemplated in this Agreement, until the earlier of the Effective Date and the date upon which this Agreement is terminated, it will:

(a) in a timely and expeditious manner, take all necessary actions in order to enable it to participate in and effect the Arrangement and use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to the obligations of the other Party hereunder to the extent the same are within its control and shall take, do or cause to be taken or done, all other actions and all other things necessary, proper or advisable under all Applicable Laws to complete the Arrangement, including to:

(i) apply for and use commercially reasonable efforts to obtain all necessary waivers, consents, orders and approvals required to be obtained by it or its Subsidiaries from other parties to loan agreements, joint venture agreements, partnership agreements, leases, licences, permits and other contracts and documents;

(ii) make or co-operate as necessary in the making of all necessary filings and applications under all Applicable Laws and with all applicable Governmental Entities (including in West Africa) required by it or its Subsidiaries in connection with the transactions contemplated hereby and use commercially reasonable efforts to obtain all necessary consents, approvals and authorizations as are required to be obtained by it or its Subsidiaries under any Applicable Laws, all of which filings, applications, consents, approvals and authorizations are set forth in the Party's Disclosure Letter;

(iii) effect all necessary registrations, filings and applications to, and submissions of information requested by, Governmental Entities required to be effected by it or its Subsidiaries in connection with the Arrangement and, if necessary, participate and appear in any proceedings of any Party before or by any Governmental Entity;

(iv) use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the Arrangement or the transactions contemplated hereby;

(v) co-operate with the other Party in connection with the performance by it of its obligations hereunder; and

(vi) prepare, in consultation with the other Party, all communications to its shareholders required by Applicable Laws in connection with the Arrangement, including the Meeting Materials in respect of the St. Jude Meeting and ensure that such communications comply with all Applicable Laws and do not contain any misrepresentation or untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make the statements contained therein not misleading in light of the circumstances in which they are made;

(b) assist and co-operate in the preparation and filing with all applicable securities commissions or similar securities regulatory authorities of Canada and the United States of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the Applicable Laws of Canada and the United States;

(c) forthwith carry out such terms of the Interim Order as are required to be carried out by it; and

(d) except for non-substantive communications, furnish promptly to the other Party a copy of each notice, report, schedule or other document or communication delivered, filed or received by, to, with or from (as applicable) the Party under Applicable Laws or otherwise, and any reports or dealings with Governmental

Entities, in connection with the Arrangement, the Interim Order, the Final Order, the St. Jude Meeting or any of the transactions contemplated hereby.

4.7 Specific Covenants of St. Jude Regarding the Arrangement

St. Jude covenants and agrees that, except as otherwise contemplated in this Agreement, until the earlier of the Effective Date and the date upon which this Agreement is terminated, it will:

(a) in a timely and expeditious manner:

(i) prepare, in consultation with Golden Star, acting reasonably, and file the Meeting Materials (which shall be in form and substance satisfactory to Golden Star, acting reasonably), together with any other documents required by Applicable Laws (which shall be in form and substance satisfactory to Golden Star, acting reasonably), in all jurisdictions where the Meeting Materials are required to be filed and mail the Meeting Materials, as ordered by the Interim Order and in accordance with all Applicable Laws, in and to all jurisdictions where the Meeting Materials are required to be mailed, complying in all material respects with all Applicable Laws on the date of the mailing thereof and in the form and containing the information required by all Applicable Laws, including all applicable corporate and securities laws and requirements, and not containing any misrepresentation (as defined under applicable securities laws and requirements) with respect thereto;

(ii) include within the Information Circular the notice of motion for the application for the Final Order and set forth the procedures that the St. Jude Securityholders must follow in order to attend and be heard at the hearing for the Final Order;

(iii) convene the St. Jude Meeting as soon as practicable, and use its best efforts to convene the St. Jude Meeting no later than December 15, 2005 or such later date that may be mutually agreed upon with Golden Star (but in any case, not later than March 16, 2006), as provided in the Interim Order and solicit proxies to be voted at the St. Jude Meeting in favour of the Arrangement and use its commercially reasonable efforts to take all other action that is necessary or desirable to secure the requisite approval of the Arrangement Resolution by the St. Jude Securityholders;

(iv) not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation), or fail to call, the St. Jude Meeting without Golden Star's prior written consent, except as required by Applicable Laws;

(v) provide notice to Golden Star of the St. Jude Meeting and allow representatives of Golden Star to attend the St. Jude Meeting;

(vi) hold and conduct the St. Jude Meeting in accordance with the Interim Order, the CBCA, the by-laws of St. Jude and as otherwise required by Applicable Laws; and

(vii) take all such actions as may be required under the CBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement;

(b) in a timely and expeditious manner, prepare (in consultation with Golden Star acting reasonably) and file any mutually agreed (or as otherwise required by Applicable Laws) amendments or supplements to the Meeting Materials (which amendments or supplements shall be in a form satisfactory to Golden Star, acting reasonably) with respect to the St. Jude Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all Applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all Applicable Laws on the date of the mailing thereof;

(c) subject only to Section 4.4 and the fiduciary duties of the Board of Directors of St. Jude, recommend to the St. Jude Securityholders that they approve the Arrangement and not take any steps to change or withdraw the Recommendation in a manner adverse to Golden Star or which would impede the completion of the Arrangement and shall not make a recommendation to St. Jude Securityholders not to accept the Arrangement;

(d) use its reasonable best efforts to cause all directors, officers and senior management of St. Jude who will not be retained to resign at the Effective Time and to provide a release in favour of St. Jude in the form requested by Golden Star in accordance with subsection 2.6.1(c);

(e) advise Golden Star, as reasonably requested, and on a daily basis in each of the last seven Business Days prior to the St. Jude Meeting, as to the aggregate tally of the proxies and votes received and dissent notices (if any) in respect of the Arrangement Resolution and all other matters to be considered at the St. Jude Meeting;

(f) execute and deliver, or cause to be executed and delivered, at the Closing such customary agreements, certificates, resolutions and other closing documents as may be required by Golden Star, all in form satisfactory to Golden Star, acting reasonably;

(g) not acquire or dispose of, or permit any of its affiliates or associates to acquire or dispose of, securities of Golden Star during the period commencing on the date hereof and ending on the earlier of the Effective Date or the date this Agreement is terminated pursuant to Section 7.1;

(h) in consultation with Golden Star, prepare for filing with applicable regulatory authorities and as may be required by Applicable Laws, and certify, financial

statements (consistent with the financial statements of St. Jude contained in its Public Disclosure Documents and compliant with Applicable Laws and local generally accepted accounting principles) and Tax Returns in respect of each of the Subsidiaries of St. Jude; and

(i) three Business Days prior to the Effective Date establish an escrow account with the depositary for the Arrangement or such other Person as the Parties may agree upon (acting reasonably), as escrow agent, in such amount as is set forth in each of Golden Star's and St. Jude's Disclosure Letter, which escrowed funds will be used to satisfy any payments to be made to Dissenting Shareholders (as such term is defined in the Plan of Arrangement) that are entitled to be paid fair value in accordance with the terms of the CBCA;

(j) St. Jude will use its best efforts to deliver to Golden Star on or before the Effective Time each of the documents contemplated in Section 5.3(g) (other than the documents contemplated in Subsections 5.3(g)(v), 5.3(g)(vi) and 5.3(g)(iii) (as it relates to the 1994 Agreement) which St. Jude will deliver in compliance with subsection 4.7(k) below), as well as to cause all actions and steps to be taken in order to facilitate the provision of or otherwise obtain each of such documents; and

(k) St. Jude will deliver to Golden Star on or before the Effective Time the documents contemplated in Subsections 5.3(g)(v), 5.3(g)(vi) and 5.3(g)(iii) (as it relates to the 1994 Agreement).

4.8 Covenants of Golden Star Regarding the Arrangement

4.8.1 Golden Star covenants and agrees that, except as otherwise contemplated in this Agreement, until the earlier of the Effective Date and the date upon which this Agreement is terminated, it will,

(a) use its commercially reasonable efforts to obtain the listing on the TSX and on AMEX of the Golden Star Common Shares to be issued to the St. Jude Shareholders pursuant to the Arrangement and to ensure that such Golden Star Common Shares are not subject to any statutory hold period (subject only to restrictions on control block distributions) under applicable securities laws in Canada; and

(b) execute and deliver, or cause to be executed and delivered, at the Closing such customary agreements, certificates, resolutions and other closing documents as may be required by St. Jude, all in form satisfactory to St. Jude, acting reasonably.

4.8.2 Following the Closing, Golden Star shall make the severance payments to the directors, officers and employees of St. Jude as required by Section 2.6.2 in accordance with the terms of the agreements requiring the making of such severance payments.

4.8.3 Golden Star shall (i) within 60 days following the Effective Time, file one or more registration statements under the provisions of the 1933 Act and thereafter use its best

efforts to cause the effectiveness of such registration(s) in order to permit the St. Jude Convertible Securityholders, upon their receipt of Golden Star Common Shares resulting from the exercise or conversion of such securities of Golden Star as received pursuant to the terms of the Arrangement in replacement for St. Jude Convertible Securities, to publicly resell such Golden Star Common Shares in compliance with the 1933 Act and (ii) thereafter maintain the effectiveness of such registration(s) for a period of 24 months.

4.9 Merger of Covenants

Except as to the contrary expressly required by the terms hereof, the covenants set out in this Agreement shall not survive the completion of the Arrangement, and shall expire and be terminated without recourse between the Parties upon such completion.

ARTICLE 5
CONDITIONS

5.1 Mutual Conditions Precedent

The respective obligations of the Parties to complete the transactions contemplated hereby are subject to the fulfillment or waiver of the following mutual conditions on or before the Effective Time or such other time as is specified below:

(a) the Interim Order shall have been granted in form and substance satisfactory to St. Jude and Golden Star, each acting reasonably, and shall not have been set aside or modified in a manner which is not acceptable to such Parties, acting reasonably, on appeal or otherwise;

(b) any conditions in addition to those set out in this Section 5.1 which may be imposed by the Interim Order shall have been satisfied;

(c) the St. Jude Securityholders, voting as a single class, shall have approved at the St. Jude Meeting, in accordance with Applicable Laws and the Interim Order, the Arrangement and approved or consented to such other matters as either Golden Star or St. Jude, acting reasonably, shall consider necessary or desirable in connection with the Arrangement in the manner required thereby;

(d) the Final Order shall have been granted in form and substance satisfactory to St. Jude and Golden Star, each acting reasonably, and shall not have been set aside or modified in a manner which is not acceptable to such Parties, acting reasonably, on appeal or otherwise;

(e) there shall be no proceeding of a judicial or administrative nature or otherwise, brought by or before a Governmental Entity, or any Applicable Laws proposed, enacted, promulgated or applied, that directly or indirectly relates to the transaction contemplated hereby which could reasonably be expected to result in a Material Adverse Effect on the Party to which it applies or which could impede or interfere with the completion of the Arrangement;

(f) all regulatory approvals and approvals of any other Person (including any Governmental Entity, including those necessary in West Africa), and the expiry of any waiting periods in connection with, or required to permit, the completion of the Arrangement, the failure to obtain which or the non-expiry of which could reasonably be expected to cause a Material Adverse Effect on either Party or materially impede the completion of the Arrangement, shall have been obtained or received on terms which will not cause a Material Adverse Effect on either Party, and reasonably satisfactory evidence thereof shall have been delivered to each Party;

(g) the Golden Star Common Shares to be issued to the St. Jude Shareholders pursuant to the Arrangement shall have been approved for listing on the TSX and the AMEX and such Golden Star Common Shares shall not be subject to any statutory hold period (subject only to restrictions on control block distributions) under applicable securities laws in Canada;

(h) the Effective Date shall have occurred on or before December 21, 2005 or such later date (but in any case not later than March 16, 2006) as the Parties, acting reasonably, may agree to in writing; and

(i) this Agreement shall not have been terminated pursuant to Article 7.

The foregoing conditions are for the mutual benefit of each of the Parties and may be waived, in whole or in part, by any Party at any time, provided that no Party may waive any mutual condition on behalf of any other Party.

5.2 Several Conditions

The obligation of each Party to complete the transactions contemplated hereby is subject to the fulfilment or waiver by the other Party of the following conditions on or before the Effective Time or such other time as specified below:

(a) the representations and warranties made to such Party by the other Party in this Agreement shall be true and correct in all material respects (unless such representations and warranties are qualified by reference to materiality or Material Adverse Effect in which case such representations and warranties shall be true and correct) as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement);

(b) each of the Parties shall have complied in all material respects with its covenants herein;

(c) each Party shall have delivered to the other Party a certificate of one senior officer of the Party dated the Effective Date certifying the fulfillment of the conditions in subsections 5.2(a) and 5.2(b);

(d) from the date hereof up to and including the Effective Time, there shall have been no change, condition, effect, event or occurrence which, in the reasonable judgment of such Party, has or is reasonably likely or expected to have a Material Adverse Effect on the other Party and/or its Subsidiaries, on the Arrangement or on the combined business that will result from the completion of the Arrangement; and

(e) the Party shall not have become aware of any misrepresentation, untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document (including the Meeting Materials) filed by or on behalf of the other Party with any regulatory authority, stock exchange or other Governmental Entity in Canada or elsewhere or provided by that Party to the other Party.

The foregoing conditions precedent are for the benefit of each Party and may be waived, in whole or in part, by such Party in writing at any time.

5.3 Additional Conditions in Favour of Golden Star

The obligation of Golden Star to complete the transactions contemplated hereby is subject to the fulfilment or waiver of the following conditions on or before the Effective Time or such other time as specified below:

(a) Golden Star shall have entered into one or more Support Agreements (in form and substance satisfactory to Golden Star, acting reasonably) with the Principal Holder and the directors, senior officers and other holders of St. Jude Securities, which in the aggregate shall represent not less than 10% of the issued and outstanding St. Jude Common Shares, St. Jude Options and St. Jude Warrants and the Parties thereto (other than Golden Star) shall not have breached any of the representations, warranties or covenants of the Support Agreement or Support Agreements;

(b) the Board of Directors of St. Jude shall have unanimously made the Recommendation to St. Jude Securityholders and shall not have withdrawn or changed the Recommendation in a manner adverse to Golden Star or which could impede the completion of the Arrangement, and shall not have made a recommendation to St. Jude Securityholders not to accept the Arrangement;

(c) Golden Star shall have received resignations and releases in forms acceptable to it, acting reasonably, from the St. Jude directors and officers identified in the Golden Star Disclosure Letter and from such other officers, employees and senior management of St. Jude as Golden Star shall determine and advise St. Jude of in writing at least two Business Days prior to the Closing;

(d) holders of no greater than 5% of the outstanding St. Jude Common Shares shall have dissented to the Arrangement and St. Jude shall provide Golden Star with a

certificate of two senior officers of St. Jude dated the day immediately prior to the Effective Date to such effect;

(e) on or prior to the Effective Date, Golden Star shall be satisfied, acting reasonably, that all applications (as disclosed in the St. Jude Disclosure Letter) made by St. Jude or its directors, officers, agents and representatives on its behalf, for the acquisition or renewal of mineral properties or licenses or permits related to mineral properties, are for the benefit of and will be held by St. Jude upon completion of the Arrangement;

(f) on or prior to the Effective Time, St. Jude shall have taken such actions as may be necessary or reasonably required by Golden Star to cause the shares of Yatenga Holdings Limited that are registered in the name of Michael A. Terrell and held by him in trust for St. Jude, to be transferred to and registered in the name of such Person or Persons as Golden Star may direct;

(g) on or prior to the Effective Time, Golden Star shall have received from St. Jude:

(i) a corporate and title legal opinion (in form and substance satisfactory to Golden Star) in respect of the Hwini-Butre property and related prospecting licence and related matters from St. Jude's Ghanaian legal counsel, and which opinion shall refer to current searches made of appropriate Governmental Entities;

(ii) a certified copy of the duly passed resolution (in form and substance satisfactory to Golden Star) of each of the directors and shareholders of BD Goldfields unconditionally and irrevocably authorizing, approving, consenting to and ratifying, in accordance with and as required by Applicable Laws and other applicable requirements, the Subsequent Agreements;

(iii) a certified copy of the unconditional approval, if required by Applicable Laws, of the Minister Responsible for Mines of Ghana for each of the 1994 Agreement and related agreements and the Subsequent Agreements;

(iv) a certified copy of a signed deed of settlement in respect of the litigation and appeal involving the Hwini-Butre property and related prospecting license, which will be signed by, among others, BD Goldfields, Hwini-Butre Minerals Ltd., the Minerals Commission of Ghana, the Minister Responsible for Mines in Ghana, and the Attorney General of Ghana on behalf of the Republic of Ghana and which shall include the retrospective approval of the Minister Responsible for Mines in Ghana of the 1994 Agreement and the Subsequent Agreements, as well as a certified copy of the resolution of the directors of BD Goldfields authorizing, approving and consenting (in accordance with and as required by Applicable Laws and other applicable requirements) to such deed of settlement;

(v) a certified copy of the Bank of Ghana consent in respect of the transfer of the shares of Hwini-Butre Minerals Ltd. from Crew Gold Corporation to St. Jude Resources (Ghana) Ltd.;

(vi) a transfer of the Power of Attorney (in form and substance acceptable to Golden Star) from Leo Eduamah to St. Jude or its nominee (who shall be acceptable to Golden Star); and

(vii) a certified copy of the renewal or extension of the prospecting license for the Hwini-Butre property and evidence that it is in good standing, or evidence satisfactory to Golden Star (in its sole discretion) that progress has been made with the appropriate Governmental Entities in respect of obtaining such renewal or extension;

(h) on or prior to the Effective Time, Golden Star shall have received from its legal counsel in Ghana a corporate and title opinion (in form and substance satisfactory to Golden Star) in respect of the Hwini-Butre property, related prospecting license and related matters; and

(i) the shareholders and/or members and the directors of BD Goldfields shall have duly passed a resolution (in form and substance satisfactory to Golden Star) unconditionally and irrevocably authorizing, approving, consenting to and ratifying the Subsequent Agreements, in accordance with and as required by Applicable Laws and other applicable requirements, by no later than November 29, 2005 (or if the meeting of shareholders or members of BD Goldfields is adjourned or postponed, then by no later than December 12, 2005), and evidence thereof (in form and substance satisfactory to Golden Star) shall be provided to Golden Star no later than November 29, 2005 (or if the meeting of shareholders or members of BD Goldfields is adjourned or postponed, then by no later than December 12, 2005).

The foregoing conditions are for the exclusive benefit of Golden Star and may be waived, in whole or in part, by Golden Star in writing at any time.

5.4 Merger of Conditions

The conditions set out in Sections 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, waived or released upon the filing of Articles of Arrangement as contemplated by this Agreement with the agreement of St. Jude and Golden Star and the issuance of the Certificate in respect thereof under the CBCA.

ARTICLE 6
BREAK FEES AND EXPENSE REIMBURSEMENT

6.1 Interpretation

For the purposes of this Article 6:

"St. Jude Break Fee" shall mean a fee of $4 million.

"St. Jude Fee Event" shall mean the occurrence of any of the following:

(a) the termination of this Agreement by Golden Star pursuant to subsection 7.1(b)(i) (only in the case of a breach by St. Jude of any provision of Sections 4.2.1(b)(i), 4.2.1.(b)(ii), 4.2.1(b)(vi), 4.2.1(b)(vii), 4.2.1(b)(viii), 4.3, or 4.4 but excluding any immaterial breach of a provision of Section 4.3 which would not have a material impact on the timing or likelihood of completing the Arrangement) or subsection 7.1(e);

(b) the termination of this Agreement pursuant to subsection 7.1(d); or

(c) if all of the following occur: (i) an Acquisition Proposal shall have been made to St. Jude or made known to the St. Jude Shareholders generally or shall have been made directly to St. Jude Shareholders or any person shall have publicly announced an intention to make an Acquisition Proposal in respect of St. Jude; (ii) this Agreement is terminated; and (iii) St. Jude completes any Acquisition Proposal during the term of this Agreement or within 12 months following the termination of this Agreement.

6.2 St. Jude Break Fee

St. Jude shall pay to Golden Star the St. Jude Break Fee in immediately available funds no later than one Business Day after the first to occur of any St. Jude Fee Event or, in the event of the St. Jude Fee Event set out in subparagraph (c) of the definition of St. Jude Fee Event, no later than one Business Day following completion of the Acquisition Proposal.

6.3 Reimbursement of Expenses

(a) If the Agreement is terminated by Golden Star pursuant to subsection 7.1(b)(i) (other than in the case of a termination pursuant to subsection 7.1(b)(i) which would constitute a St. Jude Fee Event, in which case St. Jude shall pay Golden Star the St. Jude Break Fee in accordance with Section 6.2), St. Jude shall forthwith pay to Golden Star within one (1) Business Day of such termination the amount of $500,000 in immediately available funds.

(b) If this Agreement is terminated by St. Jude pursuant to subsection 7.1(b)(i), Golden Star shall forthwith pay to St. Jude within one (1) business day of such termination the amount of $500,000 in immediately available funds.

6.4 Liquidated Damages

(a) St. Jude acknowledges that the payment amount set out in Section 6.2 is a payment of liquidated damages which is a genuine pre-estimate of the damages which Golden Star will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. St.

Jude hereby irrevocably and unconditionally waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(b) Each Party acknowledges that the payment amounts set out in Section 6.3 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such amount will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Each Party hereby irrevocably and unconditionally waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Notwithstanding any provision of this subsection 6.4(b) to the contrary, payment by one Party to the other Party pursuant to Section 6.3 shall not be in lieu of any damages or any other payment or remedy available at law or in equity in the event of any wilful or intentional breach by the Party making the payment of any of its obligations or covenants under this Agreement.

6.5 No Duplication

For the avoidance of doubt, in no case shall Golden Star be entitled to receive a payment under both of Section 6.2 and Section 6.3.

6.6 Survival

The provisions of this Article 6, Section 4.4.1(c), Section 4.8.2, Section 9.2, Section 9.9 and Section 9.10 shall survive the termination of this Agreement.

ARTICLE 7
TERMINATION

7.1 Termination

This Agreement may be terminated immediately:

(a) by mutual written consent of Golden Star and St. Jude;

(b) by either Party, upon providing written notice to the other:

(i) at any time if the other Party is in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement in any material respect and such breach is not capable of being cured or is not cured by the breaching Party within three Business Days of the giving of notice of such breach by the other Party to the breaching Party;

(ii) if any of the conditions for the benefit of the terminating Party contained in this Agreement is not satisfied or waived on or before December 21, 2005 (or such later date (but in any case, not later than March 16, 2006) as the Parties, acting reasonably, may agree to in writing) or such other time prior thereto as is specified in this Agreement, provided that the

terminating Party is not then in breach of any representations, warranties and covenants herein contained in any material respect;

(c) by Golden Star or St. Jude if any of the following have occurred:

(i) if the approval of the Arrangement by the St. Jude Securityholders has not been obtained by December 15, 2005 or such later date (but in any case, not later than March 16, 2006) as the Parties acting reasonably may agree to in writing; or

(ii) if upon a vote at a duly held St. Jude Meeting or any adjournment or postponement thereof to obtain the approval of St. Jude Securityholders (voting as a single class) of the Arrangement Resolution or any matter that could reasonably be expected to facilitate the Arrangement, the approval of the St. Jude Securityholders (voting as a single class) is not obtained in accordance with Applicable Laws;

(d) by either Party upon the determination by St. Jude, after conclusion of the process set out in Section 4.3 that an Acquisition Proposal constitutes a Superior Proposal, the provision of notice to Golden Star of a Superior Proposal as required by Section 4.4 and the time period for Golden Star to propose an amendment to the Agreement as contemplated by Section 4.4 has elapsed;

(e) by Golden Star, if the Board of Directors of St. Jude has withdrawn or changed any of its recommendations to the St. Jude Securityholders in a manner adverse to Golden Star or which would impede the completion of the Arrangement or has made a recommendation to the St. Jude Securityholders not to accept or approve the Arrangement; or (i) has not submitted the Arrangement for approval to St. Jude Securityholders on or prior to December 15, 2005 (or such later date (but in any case, not later than March 16, 2006) as the Parties, acting reasonably, may agree to in writing), provided that Golden Star has provided, on a timely basis, information regarding Golden Star required by applicable securities laws for inclusion in the Information Circular; or (ii) has failed to solicit proxies in favour of approving the Arrangement; or (iii) has resolved to do any of the foregoing; or

(f) by Golden Star if the condition set forth in subsection 5.3(i) has not been satisfied or waived on or before November 29, 2005 (or if the meeting of shareholders or members of BD Goldfields is adjourned or postponed, then on or before December 12, 2005) or is not reasonably capable of being satisfied by no later than November 29, 2005 (or if the meeting of shareholders or members of BD Goldfields is adjourned or postponed, then no later than December 12, 2005).

In the event of termination of this Agreement by either Party as provided in this Article 7, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of either Party, except with respect to Sections 4.4.1(c), 6.2, 6.3, 6.4, 9.2 and 9.9 which provisions shall survive the termination; provided that notwithstanding anything to the contrary contained in this Agreement, neither Party shall be (i) relieved or released from any

liability or damages arising out of any breach of this Agreement prior to such termination or (ii) precluded from seeking injunctive relief to restrain any breach or threatened breach of this Agreement or otherwise to obtain specific performance of any provision of this Agreement.

ARTICLE 8
AMENDMENT

8.1 Amendments and Waivers

This Agreement may, at any time and from time to time, before and after the holding of the St. Jude Meeting but not later than the Effective Date, be amended, modified and/or supplemented by written agreement of the Parties hereto (or in the case of a waiver, by written instrument of the Party giving the waiver) without, subject to Applicable Laws, further notice to or authorization on the part of St. Jude Securityholders. Without limiting the generality of the foregoing, any such amendment, modification or supplement may:

(a) change the time for performance of any of the obligations or acts of the Parties hereto;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants contained herein or in any document to be delivered pursuant hereto; or

(d) waive or modify performance of any of the obligations or conditions precedent of the Parties hereto.

ARTICLE 9
GENERAL PROVISIONS

9.1 Notices

Any demand, notice or other communication to be given in connection with this Agreement must be communicated confidentially and in writing to the addresses, facsimile numbers or e-mail addresses set out below and will be sufficiently given if: (i) delivered personally upon the Party for whom it is intended; (ii) delivered by registered or certified mail where receipt has been acknowledged; (iii) by electronic facsimile upon receipt of confirmation of transmission; or (iv) delivered by e-mail transmission, upon receipt of confirmation of delivery:

If to Golden Star:

Golden Star Resources Ltd.
10901 W. Toller Drive, Suite 300
Littleton, Colorado
80127-6312, U.S.A.

Attention:	Mr. Peter Bradford and Mr. Allan Marter
Facsimile:	(303) 830-9094
E-mail:	pbradford@gsr.com

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
Suite 3600
Toronto Dominion Bank Tower
Toronto-Dominion Centre
Toronto, Ontario
M5K 1N6

Attention:	Mr. John S.M. Turner
Facsimile:	(416) 364-7813
E-mail:	jturner@tor.fasken.com

If to St. Jude:

St. Jude Resources Ltd.
Suite 200, 5405 - 48th Avenue
Delta, British Columbia
V4K 1W6

Attention:	Mr. Michael A. Terrell
Facsimile:	(604) 940 6560
E-mail:	michaelt@stjudegold.com

with a copy (which shall not constitute notice) to:

Blake Cassels & Graydon LLP
595 Burrard Street
P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver, British Columbia
V7X 1L3

Attention: Mr. Robert Wooder
Facsimile: (604) 631-3309
E-mail: bob.wooder@blakes.com

- and -

Miller Thomson LLP
Suite 1000
840 Howe Street
Vancouver, British Columbia

Attention: Mr. Rupert Legge
Facsimile: (604) 643-1200
E-mail: rlegge@millerthomson.com

or to such other address as the relevant person may from time to time advise by notice in writing given pursuant to this Section.

9.2 Confidentiality

The Parties agree that the confidentiality agreement dated October 27, 2003 entered into between Golden Star and St. Jude (the "**Confidentiality Agreement**") shall be extended by replacing the reference to "twenty-four (24) months" as set forth in section 8 of the Confidentiality Agreement, with a reference to "thirty six (36) months" so that the Confidentiality Agreement expires October 27, 2006. The Parties acknowledge that this Agreement and the Arrangement is subject to the Confidentiality Agreement. For greater certainty, this Agreement and any discussions in connection therewith shall be treated by the Parties hereto as strictly confidential and shall not (without the prior consent of the other Party hereto or as contemplated or provided herein) be disclosed by a Party to any Person other than a director, officer, employee, agent or professional advisor of or to that Party with a need to know for purposes connected with the Arrangement or other matters contemplated by this Agreement and then only on a confidential basis and also on the basis that the Party concerned will be liable for any breach of confidentiality by a Person to whom it makes disclosure. For greater certainty, each Party agrees to comply with applicable privacy legislation.

9.3 Governing Law

This Agreement is governed by, and will be construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

9.4 Attornment

For the purpose of all legal proceedings other than those matters relating to the Interim Order and the Final Order, this Agreement will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Agreement. Each of the Parties hereby attorns to the jurisdiction of the courts of the Province of Ontario.

9.5 Binding Effect and Assignment

This Agreement and all the provisions hereof shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement is not assignable by a Party without the prior written consent of the other Party, provided that Golden Star may assign all or any part of its rights or obligations under this Agreement to a direct or indirect subsidiary of Golden Star.

9.6 Time of Essence

Time shall be of the essence of this Agreement.

9.7 Third Party Rights

This Agreement shall not confer to any rights or remedies upon any person other than the parties hereto except that the provisions of Section 9.10 are intended for the benefit of the individuals specified therein.

9.8 Counterparts

This Agreement may be executed in any number of counterparts, manually or by facsimile, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

9.9 Fees and Expenses

Except as provided in Article 6, each Party will pay its own expenses incurred in connection with this Agreement or the transactions contemplated herein.

9.10 No Personal Liability

No director or officer of Golden Star of any of its Subsidiaries shall have any personal liability whatsoever to St. Jude under this Agreement, or any other document delivered in connection with the Arrangement on behalf of Golden Star. No director or officer of St. Jude or any of its Subsidiaries shall have any personal liability whatsoever to Golden Star under this Agreement, or any other document delivered in connection with the Arrangement on behalf of St. Jude, excluding, for greater certainty, any support or lock-up agreement executed by any such director or officer.

9.11 Further Assurances

Notwithstanding that the transactions or events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, St. Jude and Golden Star agree to make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be reasonably required by any of them in order to document or evidence any of the transactions or events set out herein.

9.12 Remedies

The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Ontario having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise.

IN WITNESS WHEREOF each of the parties hereto has executed this Agreement as of the date first written above.

GOLDEN STAR RESOURCES LTD.

By: "*Peter Bradford*"
Name: Peter Bradford
Title: Chief Executive Officer

ST. JUDE RESOURCES LTD.

By: "*Michael Terrell*"
Name: Michael Terrell
Title: President & Chief Executive Officer

SCHEDULE 1

PLAN OF ARRANGEMENT

Under section 192 of the *Canada Business Corporations Act*

concerning

ST. JUDE RESOURCES LTD.

- and -

GOLDEN STAR RESOURCES LTD.

ARTICLE 1
INTERPRETATION

1.1 Definitions

Wherever used in this Plan of Arrangement, unless there is something inconsistent in the subject matter or context, the following words and terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

1.1.1 "Applicable Laws" means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, written policies, judicial or arbitral or administrative or ministerial or departmental or regulatory judgements, orders, decisions, rulings or awards, including general principles of common and civil law, and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity or statutory body applicable to a Person or its business, undertaking, property or securities;

1.1.2 "Arrangement" means the arrangement involving Golden Star, St. Jude, the St. Jude Shareholders and the St. Jude Convertible Securityholders to be effected under the provisions of the CBCA on the terms and conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order;

1.1.3 "Arrangement Agreement" means the arrangement agreement dated as of November 11, 2005, between Golden Star and St. Jude, as the same may be amended, supplemented or restated in accordance therewith, providing for, among other things, the Arrangement;

1.1.4 "Arrangement Resolution" means the special resolution of St. Jude Securityholders, voting as a single class at the St. Jude Meeting, approving the Plan of

Arrangement as required by Applicable Laws, substantially in the form and content of Schedule 2 of the Arrangement Agreement;

1.1.5 "Articles of Arrangement" means the articles of arrangement of St. Jude in respect of the Arrangement in the form required by the CBCA to be sent to the Director after the Final Order is made;

1.1.6 "Business Day" means a day, other than Saturday, Sunday, or a statutory or civic holiday in Toronto, Canada, Vancouver, Canada or Denver, United States of America;

1.1.7 "CBCA" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C.44, as amended, and the regulations thereunder;

1.1.8 "Certificate of Arrangement" means the certificate of arrangement giving effect to the Arrangement endorsed by the Director on the Articles of Arrangement pursuant to section 262 of the CBCA;

1.1.9 "Court" means the Supreme Court of British Columbia;

1.1.10 "Depositary" means CIBC Mellon Trust Company or such other Person appointed by Golden Star as the Depositary for the purpose of, among other things, exchanging St. Jude Certificates for Golden Star Certificates in connection with the Arrangement;

1.1.11 "Director" means the Director appointed under section 260 of the CBCA;

1.1.12 "Dissent Procedures" means the manner in which registered holders of St. Jude Common Shares may exercise their Dissent Rights in connection with the Arrangement pursuant to and in the manner set forth in Article 5 hereof, section 190 of the CBCA and the Interim Order;

1.1.13 "Dissent Rights" has the meaning ascribed to it in section 5.1;

1.1.14 "Dissenting Shareholder" means a registered holder of St. Jude Common Shares who has properly exercised its Dissent Rights in strict compliance with the Dissent Procedures and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

1.1.15 "Effective Date" means the date upon which the Plan of Arrangement becomes effective as established by the date of issue shown on the Certificate of Arrangement;

1.1.16 "Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date;

1.1.17 "Final Order" means the order of the Court sanctioning the Arrangement, as such order may be amended or modified by the highest court which hears an appeal in respect of such order at any time prior to the Effective Date;

1.1.18 "Golden Star" means Golden Star Resources Ltd., a corporation existing under the CBCA;

1.1.19 "Golden Star Certificate" means a certificate representing Golden Star Common Shares or a certificate representing Golden Star Warrants or an instrument representing Golden Star Options, as the case may be;

1.1.20 "Golden Star Common Shares" means the common shares in the capital of Golden Star;

1.1.21 "Golden Star Options" means options of Golden Star exercisable to purchase Golden Star Common Shares issued pursuant to the Arrangement;

1.1.22 "Golden Star Warrants" means warrants of Golden Star exercisable to purchase Golden Star Common Shares issued pursuant to the Arrangement;

1.1.23 "Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent or agency, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority or stock exchange; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

1.1.24 "Interim Order" means the interim order of the Court, as such order may be amended, made in connection with the holding of the St. Jude Meeting and the approval of the Arrangement;

1.1.25 "ITA" means the *Income Tax Act* (Canada), as amended;

1.1.26 "Letter of Transmittal" means the letters of transmittal, for use by St. Jude Securityholders providing for delivery of the St. Jude Certificates to the Depositary, in the form accompanying the Meeting Materials;

1.1.27 "Meeting Materials" means the notice of the St. Jude Meeting and the information circular, including all schedules thereto, together with the forms of proxy, Letter of Transmittal and all other materials to be mailed to St. Jude Securityholders in connection with the St. Jude Meeting, as any of the foregoing may be amended or supplemented from time to time;

1.1.28 "Person" means any individual, partnership, limited partnership, syndicate, sole proprietorship, company or corporation, with or without share capital, unincorporated association, trust, trustee, executor, administrator, or other legal personal representative, regulatory body or agency, government or Governmental Entity, however designated or constituted;

1.1.29 "Plan of Arrangement", "hereof", "herein", "hereunder", and similar expressions refer to this Plan of Arrangement and not to any particular Article, section or other portion hereof, and includes any agreement or instrument supplementary or ancillary hereto and this Plan of Arrangement as amended, modified or supplemented from time to time in accordance herewith and any order of the Court;

1.1.30 "St. Jude" means St. Jude Resources Ltd., a corporation existing under the CBCA;

1.1.31 "St. Jude Certificate" means a certificate evidencing a St. Jude Common Share or a St. Jude Convertible Security;

1.1.32 "St. Jude Common Shares" means the Class A common shares in the capital of St. Jude;

1.1.33 "St. Jude Compensation Options" means the compensation options to purchase an aggregate of 668,875 St. Jude Common Shares issued pursuant to the terms of the compensation option certificates;

1.1.34 "St. Jude Convertible Securities" means St. Jude Warrants, St. Jude Options and St. Jude Compensation Options;

1.1.35 "St. Jude Convertible Securityholders" means the holders of St. Jude Convertible Securities;

1.1.36 "St. Jude Meeting" means the special meeting of St. Jude Securityholders, including any and all adjournments and postponements thereof, to be called and held in accordance with the Interim Order and the Arrangement Agreement for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

1.1.37 "St. Jude Options" means options to purchase an aggregate of 3,518,300 St. Jude Common Shares issued pursuant to the St. Jude Stock Option Plan;

1.1.38 "St. Jude Securityholders" means collectively St. Jude Shareholders and St. Jude Convertible Securityholders;

1.1.39 "St. Jude Shareholders" means the registered holders of St. Jude Common Shares;

1.1.40 "St. Jude Stock Option Plan" means the Amended Stock Incentive Plan (2004) of St. Jude dated July 31, 2004; and

1.1.41 "St. Jude Warrants" means the 4,500,000 warrants of St. Jude issued pursuant to the terms of warrant certificates.

1.2 Headings and Reference

The division of this Plan of Arrangement into Articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specified, references to Articles and sections are to Articles and sections of this Plan of Arrangement.

1.3 Time Periods

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period

commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.4 Currency

All sums of money which are referred to in this Plan of Arrangement are expressed in lawful money of Canada unless otherwise specified.

1.5 Time

Unless otherwise indicated, all times expressed herein or in any Letter of Transmittal are to local time, Vancouver, British Columbia.

1.6 Construction

In this Plan of Arrangement:

1.6.1 unless the context otherwise requires, words importing the singular include the plural and vice versa and words denoting any gender include all genders;

1.6.2 the word "including" or "includes" shall mean "including (or includes) without limitation"; and

1.6.3 any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute or any such regulation or rule.

1.7 Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

ARTICLE 2
PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1 Arrangement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

2.2 Effectiveness

This Plan of Arrangement, upon filing the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective and will be binding without any further authorization, act or formality on the part of the Court, the Director, Golden Star, St. Jude or the St. Jude Securityholders, from and after the Effective Time. Other than as expressly provided in Article 3, no portion of this Plan of Arrangement shall take effect with respect to any Person until the Effective Time.

ARTICLE 3
THE ARRANGEMENT

3.1 Arrangement

Pursuant to the Plan of Arrangement, the following shall occur and shall be deemed to occur on the Effective Date and commencing at the Effective Time (unless otherwise specified), in the following order and in each case without any further authorization, act or formality:

3.1.1 each issued and outstanding St. Jude Common Share (other than St. Jude Common Shares which are held by Dissenting Shareholders who have exercised Dissent Rights in accordance with the Dissent Procedures and which rights remain valid immediately prior to the Effective Time) shall be exchanged for Golden Star Common Shares on the basis of 0.72 Golden Star Common Shares for each one St. Jude Common Share and the St. Jude Common Share shall thereafter be irrevocably transferred to Golden Star free and clear of all liens, charges, claims and encumbrances and Golden Star will be deemed to be the legal and beneficial owner thereof; provided that notwithstanding the foregoing no fractional Golden Star Common Shares will be issued and any St. Jude Shareholder who would otherwise receive a fractional Golden Star Common Share on completion of the Arrangement will only receive that number of Golden Star Common Shares as is rounded down to the nearest whole Golden Star Common Share;

3.1.2 the St. Jude Common Shares, which are held by Dissenting Shareholders who have exercised Dissent Rights in accordance with the Dissent Procedures and which rights remain valid immediately prior to the Effective Time, shall be deemed to have been irrevocably transferred to St. Jude free and clear of all liens, charges, claims and encumbrances and such St. Jude Common Shares thereafter will be, and will be deemed to be, immediately cancelled and, as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as holders of St. Jude Common Shares other than the right to be paid the fair value of their St. Jude Common Shares in accordance with the Dissent Procedures;

3.1.3 each outstanding St. Jude Option shall be exchanged for one Golden Star Option and the St. Jude Option shall thereafter be cancelled and cease to be outstanding with each such Golden Star Option being exercisable for that number of Golden Star Common Shares that is equal to (w) the number of St. Jude Common Shares that would otherwise have been issuable upon the exercise of the St. Jude Option multiplied by (x) 0.72 (rounded down to the nearest whole Golden Star Common Share), with the exercise price of such Golden Star Option being equal to (y) the exercise price of the applicable St. Jude Option divided by (z) 0.72; provided that such Golden Star Option shall not expire prior to the date on which the respective St. Jude Option was to expire pursuant to its terms or, in the event of a St. Jude Option that would otherwise expire on the completion of the Arrangement as a result of a holder thereof ceasing to be an employee, officer or director concurrent with the Effective Time of the Arrangement, subject to receipt of any necessary regulatory approvals and provided that no majority of the minority St. Jude Securityholder approval is required, the expiry date of such Golden Star Option will be extended to the date that is 90 days after the Effective Date;

3.1.4 each outstanding St. Jude Warrant will be exchanged for one Golden Star Warrant and the St. Jude Warrant shall thereafter be cancelled and cease to be outstanding with each such Golden Star Warrant being exercisable for that number of Golden Star Common Shares that is equal to (w) the number of St. Jude Common Shares that would otherwise have been issuable upon the exercise of the St. Jude Warrant multiplied by (x) 0.72 (rounded down to the nearest whole Golden Star Common Share), with the exercise price of such Golden Star Warrant being equal to (y) the exercise price of the applicable St. Jude Warrant divided by (z) 0.72; provided that such Golden Star Warrant shall not expire prior to the date on which the respective St. Jude Warrant was to expire pursuant to its terms.

ARTICLE 4
CERTIFICATES

4.1 St. Jude Certificates

From and after the Effective Time, St. Jude Certificates formerly representing St. Jude Common Shares or St. Jude Convertible Securities shall represent and be deemed to represent only the right to receive the consideration contemplated by this Plan of Arrangement, subject to compliance with section 4.2 or section 4.4, as applicable.

4.2 Exchange of St. Jude Common Share Certificates

At or prior to the Effective Time, Golden Star shall deposit with the Depositary, for the benefit of the St. Jude Shareholders, sufficient Golden Star Certificates representing Golden Star Common Shares to give effect to this Plan of Arrangement. A St. Jude Shareholder at the Effective Time shall be entitled to receive the certificates representing the Golden Star Common Shares to which such holder is entitled pursuant to the provisions hereof as soon as practical after the Effective Date upon delivery to the Depositary of a duly completed Letter of Transmittal and surrender of the certificates formerly representing the St. Jude Common Shares, together with such other documents and instruments as would have been required to effect the transfer of the St. Jude Common Shares formerly represented by such certificates under the CBCA and the by-laws of St. Jude and such additional documents and instruments as the Depositary or Golden Star may reasonably require. The Depositary shall register and make available or send by first class mail (postage prepaid) certificates representing Golden Star Common Shares as directed in each properly completed Letter of Transmittal.

4.3 Exchange of St. Jude Options

A holder of St. Jude Options at the Effective Time shall be entitled to receive an instrument representing the Golden Star Options to which such holder is entitled pursuant to the provisions hereof as soon as practical after the Effective Date upon delivery to the Depositary of such documents and instruments as the Depositary or Golden Star may reasonably require (which may include a duly completed Letter of Transmittal), and each and every certificate, document, agreement or other instrument, if any, formerly representing the St. Jude Options shall be and shall be deemed to be cancelled, void and of no further force and effect without any further authorization, act or formality. The Depositary shall register and make available or send by first class mail (postage prepaid) an instrument representing Golden Star Options to the last

address of each former holder of St. Jude Options as registered in the books and records of St. Jude.

4.4 Exchange of St. Jude Warrant Certificates

A holder of St. Jude Warrants at the Effective Time shall be entitled to receive the certificates representing Golden Star Warrants to which such holder is entitled pursuant to the provisions hereof as soon as practical after the Effective Date upon delivery to the Depositary of a duly completed Letter of Transmittal and surrender of the certificates formerly representing the St. Jude Warrants, together with such other documents and instruments as the Depositary or Golden Star may reasonably require. The Depositary shall register and make available or send by first class mail (postage prepaid) certificates representing Golden Star Warrants as directed in each properly completed Letter of Transmittal.

4.5 Fractional Securities

No fractional Golden Star Common Shares, Golden Star Options or Golden Star Warrants will be issued under the Arrangement. If any fractional Golden Star Share, Golden Star Option or Golden Star Warrant would be issuable to a St. Jude Securityholder under Article 3, such St. Jude Securityholder shall only receive that number of Golden Star Common Shares, Golden Star Options and Golden Star Warrants, as the case may be, as the St. Jude Securityholder is entitled to receive pursuant to Article 3 rounded down to the nearest whole Golden Star Share, Golden Star Option and Golden Star Warrant, as the case may be.

4.6 Distributions With Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to St. Jude Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered St. Jude Certificate which immediately prior to the Effective Time represented outstanding St. Jude Common Shares that were transferred pursuant to section 3.1, and no consideration shall be paid pursuant to section 3.1 to any such holder but rather shall (other than in the case of section 3.1.2) be delivered to the Depositary and held in trust for such St. Jude Shareholder, unless and until the holder of such St. Jude Certificate shall surrender such certificate in accordance with this Plan of Arrangement. Subject to applicable laws, at the time of such surrender of any such St. Jude Certificate, there shall be paid to the former holder of the certificates representing St. Jude Common Shares, without interest, the dividend or other distribution of Golden Star with a record date after the Effective Time theretofore paid on the Golden Star Common Shares and the consideration to which such holder is entitled pursuant to section 3.1.

4.7 Lost Certificates

In the event any St. Jude Certificate which immediately prior to the Effective Time represented one or more outstanding St. Jude Shares or St. Jude Convertible Securities that were transferred pursuant to section 3.1 is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such St. Jude Certificate to be lost, stolen or destroyed and delivery of such other document as may be required by the Depositary or Golden Star, including a bond satisfactory to Golden Star and St. Jude and their respective transfer

agents and the Depositary in such sum as Golden Star may direct, or otherwise providing an indemnity in favour of Golden Star, St. Jude and the Depositary in a manner satisfactory to Golden Star and St. Jude against any claim that may be made against Golden Star or St. Jude or the Depositary with respect to the St. Jude Certificate alleged to have been lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed St. Jude Certificates, appropriate Golden Star Certificates for the consideration payable in accordance with such holder's Letter of Transmittal or as otherwise contemplated hereby.

4.8 Extinction of Rights

4.8.1 Any St. Jude Certificate which immediately prior to the Effective Time represented outstanding St. Jude Common Shares or St. Jude Convertible Securities that were transferred pursuant to section 3.1, and not deposited, together with all other instruments required by section 4.2 or section 4.4, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a St. Jude Securityholder or for the receipt of Golden Star securities or other consideration. On such date, the consideration to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Golden Star, together with all entitlements to dividends, distributions and interest thereon held for such former holder.

4.8.2 Immediately after the Effective Time, the following will cease to be a claim against, or interest of any kind or nature whatsoever in, St. Jude, Golden Star or any of their respective successors or assigns: all St. Jude Options, St. Jude Warrants, St. Jude Compensation Options and any other options, warrants, rights, agreements, understandings or claims to acquire St. Jude Common Shares.

4.8.3 None of St. Jude, Golden Star or the Depositary (or any of their respective successors or assigns) or their respective officers and directors shall be liable to any Person in respect of any cash or property delivered to a public official pursuant to any abandoned property, escheat or similar law.

4.9 Withholding Rights

Golden Star, St. Jude and the Depositary shall be entitled to deduct and withhold from any consideration payable to any holder of St. Jude Common Shares or St. Jude Convertible Securities pursuant to section 3.1, such amounts as Golden Star, St. Jude or the Depositary determines it is required or permitted to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of any other applicable federal, provincial, territorial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5
RIGHTS OF DISSENT

5.1 Dissent Rights

5.1.1 Registered holders of St. Jude Common Shares may exercise rights of dissent in connection with the Arrangement with respect to their St. Jude Common Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order, the Final Order and this section 5.1 (the "**Dissent Rights**"), provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution contemplated by subsection 190(5) of the CBCA must be received by St. Jude not later than 4:00 p.m. (Vancouver time) on the date which is two Business Days immediately preceding the St. Jude Meeting.

5.1.2 Registered holders of St. Jude Common Shares who duly exercise Dissent Rights and who are ultimately entitled to be paid fair value for their St. Jude Common Shares shall be deemed to have irrevocably transferred their St. Jude Common Shares to St. Jude pursuant to section 3.1.2, without any further authorization, act or formality and free and clear of all liens, charges, claims and encumbrances and immediately thereafter such St. Jude Common Shares will be, and will be deemed to be, cancelled and the former holders of such St. Jude Common Shares shall cease to have any rights as former holders of St. Jude Shares other than their right to be paid fair value for their St. Jude Common Shares.

5.1.3 St. Jude Shareholders who exercise, or purport to exercise, Dissent Rights, and who are ultimately determined not to be entitled, for any reason, to be paid fair value for their St. Jude Common Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder as at and from the Effective Time and shall receive, and be entitled to receive, only the consideration for each St. Jude Common Share on the basis set forth in Article 3.

5.2 Holders

In no circumstances shall St. Jude, Golden Star or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of the St. Jude Common Shares in respect of which such Dissent Rights are sought to be exercised.

5.3 Recognition of Dissenting Shareholders

Neither St. Jude, Golden Star nor any other Person shall be required to recognize a Dissenting Shareholder as a registered or beneficial owner of St. Jude Common Shares at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the register of holders of St. Jude Common Shares maintained by or on behalf of St. Jude.

5.4 Dissent Right Availability

A registered holder is not entitled to exercise Dissent Rights with respect to St. Jude Common Shares if such holder votes (or instructs, or is deemed, by submission of any

incomplete proxy, to have instructed his, her or its proxyholder to vote) in favour of the Arrangement Resolution.

ARTICLE 6
AMENDMENTS

6.1 Amendments

6.1.1 St. Jude and Golden Star reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date provided that any such amendment, modification, and/or supplement must be (i) set out in writing, (ii) approved in writing by Golden Star, (iii) filed with the Court and, if made following the St. Jude Meeting, approved by the Court, and (iv) communicated to St. Jude Securityholders, if and as required by the Court.

6.1.2 Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by Golden Star or St. Jude at any time prior to or at the St. Jude Meeting (provided that Golden Star shall have consented thereto in writing) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the St. Jude Meeting (other than as required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.1.3 Any amendment, modification and/or supplement to this Plan of Arrangement that is approved or directed by the Court following the St. Jude Meeting shall be effective only if (i) it is consented to in writing by each of St. Jude and Golden Star, and (ii) if required by the Court, it is consented to by the St. Jude Securityholders voting in the manner directed by the Court.

6.1.4 Any amendment, modification and/or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Golden Star, provided that it concerns a matter which, in the reasonable opinion of Golden Star, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of St. Jude Common Shares.

6.2 Termination

At any time up until the time the Final Order is made, Golden Star and St. Jude may mutually determine not to proceed with this Plan of Arrangement, or to terminate this Plan of Arrangement, notwithstanding any prior approvals given at the St. Jude Meeting. In addition to the foregoing, this Plan of Arrangement shall automatically and without notice, terminate immediately and be of no further force or effect, upon the termination of the Arrangement Agreement in accordance with its terms.

ARTICLE 7
FURTHER ASSURANCES

7.1 Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to document or evidence any of the transactions or events set out herein.

SCHEDULE 2
FORM OF ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The arrangement (the "**Arrangement**") under Section 192 of the *Canada Business Corporations Act* (the "**CBCA**") involving St. Jude Resources Ltd. ("**St. Jude**"), the holders of Class A common shares ("**Common Shares**") of St. Jude, the holders of St. Jude options to purchase Common Shares, the holders of St. Jude warrants to purchase Common Shares and Golden Star Resources Ltd. ("**Golden Star'**), as more particularly described and set forth in the management information circular (the "**Circular**") of St. Jude dated November <*>, 2005 accompanying the notice of this meeting (as the Arrangement may be, or may have been, amended, modified or supplemented), is hereby authorized, approved and adopted.

2. The plan of arrangement (the "**Plan of Arrangement**") involving St. Jude and Golden Star, the full text of which is set out as Schedule 1 to the Arrangement Agreement (as defined below) (as the Plan of Arrangement may be, or may have been, amended, modified or supplemented), is hereby authorized, approved and adopted.

3. The arrangement agreement dated November 11, 2005 between Golden Star and St. Jude, included as Schedule B to the Circular, as the same may be, or may have been, amended, modified or supplemented (the "**Arrangement Agreement**"), the actions of the directors of St. Jude in approving the Arrangement and Arrangement Agreement and the actions of the directors of St. Jude in executing and delivering the Arrangement Agreement and causing the performance by St. Jude of its obligations thereunder, are hereby confirmed, ratified, authorized and approved.

4. Notwithstanding (i) that this special resolution has been passed (and the Arrangement adopted) by the securityholders of St. Jude in accordance with the interim order of the Supreme Court of British Columbia (the "**Court**") as more particularly described in the Circular, or (ii) that the Arrangement has been approved by the Court, the directors of St. Jude are hereby authorized and empowered without further notice to, or approval of, the securityholders of St. Jude, (A) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, in any manner not inconsistent with an applicable order of the Court, and (B) subject to the terms of the Arrangement Agreement, to determine not to proceed with the Arrangement at any time prior to the issuance of a certificate of arrangement giving effect to the Arrangement.

5. Any one officer or director of St. Jude is hereby authorized and directed for and on behalf of St. Jude to execute, under the seal of St. Jude or otherwise, and to deliver for filing to the Director under the CBCA in accordance with the Arrangement Agreement, articles of arrangement and such other documents as are necessary or desirable.

6. Any one officer or director of St. Jude is hereby authorized and directed for and on behalf of St. Jude to execute or cause to be executed, under the seal of St. Jude or otherwise, and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C

FAIRNESS OPINIONS

Suite 2230
885 West Georgia Street,
Vancouver, BC V6C 3E8
Tel: (604) 685-2450
Fax: (604) 685-2471

Salman Partners

November 11, 2005
The Board of Directors
St. Jude Resources Ltd.
#200 – 5405 48th Avenue
Delta, B.C. V4K 1W6

Gentlemen:

Salman Partners Inc. ("Salman Partners") understands that St. Jude Resources Ltd. ("St. Jude") and Golden Star Resources Ltd. ("Golden Star") have entered into an arrangement agreement (the "Arrangement Agreement") dated November 11, 2005, which provides, among other things, for a business combination by way of plan of arrangement under the provisions of the *Canada Business Corporations Act* whereby Golden Star proposes to acquire all of the outstanding shares of St. Jude (the "Transaction") on the basis of 0.72 of a Golden Star common share for each St. Jude common share (the "Consideration"). We further understand that the Boards of Directors of both companies have approved the Transaction, completion of which is conditional on the approval of St. Jude shareholders, requisite regulatory and court approvals as well as satisfaction of other customary conditions.

Salman Partners was retained to provide financial advice to the Board of Directors of St. Jude (the "Board of St. Jude") and to specifically evaluate and pursue relationships with third parties to enhance St. Jude's shareholder value. As part of its advisory services, St. Jude has requested that Salman Partners prepare and deliver to the Board of St. Jude an opinion (the "Opinion") as to the fairness, from a financial point of view, to the holders of common shares of St. Jude ("St. Jude Shares") of the Consideration to be paid by Golden Star pursuant to the Transaction.

Salman Partners has not been engaged to prepare, and has not prepared, a formal valuation of St. Jude, Golden Star or any of their respective securities or assets and this Opinion should not be construed as such. Salman Partners has, however, conducted such analyses as it considered necessary in the circumstances in order to render the Opinion.

Engagement of Salman Partners

St. Jude formally engaged Salman Partners through an agreement dated as of January 24, 2005 (the "Engagement Agreement"). The terms of the Engagement Agreement provide that Salman Partners is to be paid fees for its services as financial advisor, including fees that are contingent on the completion of the Transaction. In addition, Salman Partners is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by St. Jude in certain circumstances.

In addition, in the ordinary course of our business, Salman Partners may actively trade in the St. Jude Shares and other securities of St. Jude, as well as the common shares and other securities of Golden Star, for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Salman Partners' Credentials

Established in 1994, Salman Partners is an independent, research-driven investment dealer serving institutional, corporate, and individual clients. Salman Partners provides investment banking, equity research, equity trading and financial advisory services to corporations, institutions and individuals throughout Canada and abroad. Salman Partners has participated in merger and acquisition transactions and is experienced in preparing fairness opinions, particularly within the resource sectors.

The Opinion expressed herein is the opinion of Salman Partners as a firm. The form and content of the Opinion have been approved for release by a committee of officers of Salman Partners, representatives of which are experienced in mergers and acquisitions, the mining industry, capital markets and fairness opinion matters.

Scope of Review

In preparing the Opinion, Salman Partners has reviewed and relied upon, among other things:

- The Arrangement Agreement dated November 11, 2005;
- The press release announcing the Transaction dated September 27, 2005;
- A review of SEDAR filings for St. Jude and Golden Star and also information on the websites of St. Jude and Golden Star;
- A review of the Directors' minutes dated September 26, 2005 recommending that St. Jude enter into the Transaction with Golden Star;
- A review of the Directors' minutes dated November 11, 2005 recommending that St. Jude approve the execution of the Arrangement Agreement;
- Discussions with senior management and certain directors of St. Jude and Golden Star;
- Discussions with Haywood Securities Inc. as co-financial advisor to St. Jude;
- Discussions with BMO Nesbitt Burns Inc. as financial advisor to Golden Star;
- Audited consolidated financial statements of St. Jude for the four fiscal years ending January 31, 2001 to January 31, 2005;
- Unaudited consolidated financial statements of St. Jude for the quarter-ending periods on April 30, 2005 and July 31, 2005;
- Audited consolidated financial statements of Golden Star for the fiscal year ending December 31, 2004;
- Unaudited financial statements of Golden Star and its subsidiaries for the quarter-ending periods March 31 and June 30, 2005;

- A history of exploration expenditures spent on the Hwini Butre, Benso, and Goulagou/Rounga exploration properties by St. Jude as described in the Management Discussion and Analyses as contained in the Annual Reports for the periods January 31, 2002 to January 31, 2005;

- A report on the Geology and Mineral Resources of the Hwini-Butre Concession dated February 1, 2002 and prepared by Watts, Griffis and McOuat Consulting Geologists and Engineers;

- The Update of Mineral Resources for the Hwini Butre Concession, Ghana dated December 17, 2004 and prepared by Watts, Griffis and McOuat Consulting Geologists and Engineers with the Mineral Resources estimate determined pursuant to National Instrument 43-101 guidelines;

- The Geology and Mineral Resources of the Benso Concession, Ghana dated December 15, 2004 and prepared by Watts, Griffis and McOuat Consulting Geologists and Engineers with the Mineral Resource estimate determined pursuant to National Instrument 43-101 guidelines;

- The report on Gravity Concentration and Cyanidation Testwork on samples of Ghanaian gold ore – Job No. 9611 prepared by Lakefields Oretest Pty Ltd. dated October 27, 2004;

- The internal budget of Golden Star for 2005;

- Copies of press releases of St. Jude and Golden Star issued in 2005;

- Notices of St. Jude's Annual Meeting and Proxy Circulars for the period 2001 through 2005;

- Notices of Golden Star's Annual Meetings and Proxy Circulars for the period 2003 to 2004;

- A current list of St. Jude's registered shareholders;

- Management and directors' shareholdings of St. Jude;

- Management and directors' shareholdings of Golden Star;

- Certain investment analysts reports published on St. Jude and Golden Star during the past year;

- Income tax returns of St. Jude for the period January 31, 2002 to January 31, 2005;

- Income tax pools of St. Jude as contained in St. Jude's 2005 Annual Report;

- A review of the minutes of the Board of Directors for St. Jude for the period 2003 to September 26, 2005;

- The current capital structure of both St. Jude and Golden Star;

- Relevant stock market and other trading information relating to the St. Jude Shares and the securities of similar companies;

- Information with respect to precedent gold mining transactions considered by Salman Partners to be relevant in the circumstances;

- Discussions with the legal advisors of St. Jude; and

- Such other financial, market, technical and industry information and such other analyses and reports as we considered relevant and appropriate in the circumstances.

In arriving at our opinion, we have among other things: (1) considered a range of net asset values respecting both St. Jude and Golden Star; (2) considered the pro-forma effects of the Transaction; (3) reviewed a number of comparative transactions in the precious metals sector; (4) reviewed the historical market prices and trading volumes of the common shares of St. Jude and Golden Star; (5) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally comparable in certain respects to those of St. Jude and Golden Star; (6) held discussions with members of the senior management of St. Jude and Golden Star; and (7) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

Salman Partners was granted free access by St. Jude to its senior management and directors and was not, to its knowledge, denied any information which it requested.

Assumptions and Limitations

The Opinion is subject to the assumptions, explanations and limitations set forth below.

Salman Partners has relied, without independent verification, upon all financial and other information that was obtained by us from public sources or that was provided to us by St. Jude, Golden Star, their respective affiliates and advisors or otherwise. Salman Partners has assumed that this information was complete and accurate as at the date prepared and did not omit to state any material fact or any fact necessary to be stated to make that information not misleading. The Opinion is conditional upon such completeness and accuracy. In accordance with the terms of Salman Partners' engagement, but subject to the exercise of Salman Partners' professional judgement, Salman Partners has not conducted any independent investigation to verify the completeness or accuracy of such information. With respect to any financial forecasts provided to Salman Partners and used in Salman Partners' analysis, Salman Partners has assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgements of management of St. Jude and Golden Star, as applicable, as to matters covered thereby and in rendering the Opinion. Salman Partners expresses no view as to the reasonableness of such forecasts or the assumptions on which they are based. Certain directors of St. Jude have represented to Salman Partners, in a certificate delivered as at the date hereof, among other things, that the information, opinions and other materials (the "Information") provided to Salman Partners by or on behalf of St. Jude is complete and correct at the date the Information was

provided to Salman Partners and that since the date of Information, there has been no material change, financial or otherwise, in the financial position of St. Jude, or in its assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

The Opinion is based on the securities markets, economic, general business and financial conditions prevailing today and the conditions and prospects, financial and otherwise, of St. Jude, Golden Star and their affiliates as they were reflected in the information reviewed by us. Any changes therein may affect the Opinion and, although Salman Partners reserves the right to change or withdraw the Opinion in such event, Salman Partners disclaims any obligation to advise any person of any such change that may come to its attention or update the Opinion after today. In its analyses and in preparing the Opinion, Salman Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Salman Partners or any party involved in the Transaction.

Salman Partners has assumed that all conditions precedent to the completion of the Transaction can be satisfied in due course, and that all consents, permissions, exemptions or orders of relevant authorities will be obtained, without adverse condition or qualification.

Salman Partners' analysis must be considered as a whole. Selecting portions of Salman Partners' analysis and of factors considered by Salman Partners, without considering all factors and analyses together, could create a misleading view of the methodologies and approaches underlying the Opinion. The preparation of the Opinion with respect to fairness from a financial point of view is a complex process and is not necessarily susceptible to partial analysis or summary description, as doing so could lead to undue emphasis on any particular factor or analysis.

Opinion

Based upon and subject to the foregoing and such other matters as Salman Partners considered relevant, it is Salman Partners' Opinion as of the date hereof that the Consideration payable by Golden Star pursuant to the Transaction is fair, from a financial point of view, to the holders of St. Jude Shares.

Yours very truly,

Salman Partners Inc.

SALMAN PARTNERS INC.

CAPITAL MARKETS

HAYWOOD

SECURITIES INC.

November 11, 2005

The Board of Directors
St. Jude Resources Ltd.
Suite 200, 5405 - 48th Ave
Delta, BC,
Canada, V4K 1W6

Members of the Board of Directors:

We, Haywood Securities Inc., ("Haywood"), understand that St. Jude Resources Ltd. ("St. Jude" or the "Company") and Golden Star Resources Ltd. ("Golden Star"") have entered into an Arrangement Agreement, dated as of November 11, 2005 (the "Arrangement Agreement"), which provides, among other things, for the acquisition by way of plan of arrangement under the provisions of the *Canada Business Corporations Act* (the "Combination") of St. Jude by Golden Star. Pursuant to the Combination, St. Jude will become a wholly-owned subsidiary of Golden Star and each outstanding common share of St. Jude (the "Common Shares") will be exchanged for 0.72 of one common share (the "Exchange Ratio") of Golden Star. The terms and conditions of the Combination are more fully set out in the Arrangement Agreement.

This fairness opinion (the "Opinion") has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada but the Association has not been involved in the preparation or review of this Opinion. Haywood has not prepared a valuation of the Company or any of its securities or assets and this Opinion should not be considered as such.

Engagement by St. Jude

St. Jude's management on behalf of the Board of Directors (the "Board" or "You") initially contacted Haywood regarding a potential advisory assignment in January 2005, and Haywood was formally engaged by St. Jude by an agreement, dated January 24, 2005, between the Company and Salman Partners Inc., and Haywood (collectively, the "Advisors") (the "Engagement Agreement"). The Engagement Agreement provides the terms upon which Haywood has agreed to act as the Company's financial advisor in connection with: (i) examining strategic alternatives to maximize shareholder value; (ii) advising and assisting the Company in contacting interested third parties in relation to having such third parties make a financial/business proposal to the Company; (iii) assisting the company in evaluating any and all offers; (iv) assisting in the negotiation of a transaction for the Company whereby a third party undertakes a private placement in securities of the Company, direct spending on or investment in the property or assets of the Company, joint venture in the property or assets of the Company, an offer to acquire all or a majority of the outstanding shares of the Company. The Engagement Agreement provides that Haywood is to be paid a fee for their services under the Engagement Agreement. In addition, Haywood is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. St. Jude has requested from Haywood and Haywood has undertaken to render an opinion as to the fairness, from a financial point of view, to the shareholders of the Company of the consideration (being the Exchange Ratio)

Head Office – Vancouver
Commerce Place, 400 Burrard Street
Suite 2000
Vancouver, BC V6C 3A6

Phone: (604) 697-7100
Facsimile: (604) 697-7499
Toll-Free: (800) 697-9499

Calgary
808 First Street SW
Suite 301
Calgary, AB T2P 1M9

Phone: (403) 509-1900
Facsimile: (403) 509-1999
Toll-Free: (877) 604-0044

Toronto
BCE Place, 181 Bay Street
Suite 2910, Box 808
Toronto, ON M5J 2T3

Phone: (416) 507-2300
Facsimile: (416) 507-2399
Toll-Free: (800) 865-2316

to be received by the holders of its Common Shares in connection with the Combination.

We understand that the Combination is not subject to the formal valuation requirements under applicable policies of corporate or securities regulatory authorities. Accordingly, we have not been engaged to provide a formal valuation of the Company or its principal assets or of the common shares of the Company or Golden Star and this Opinion should not be construed as such. We have, however, conducted such analyses, investigations, research and testing of assumptions as were considered by us to be necessary in the circumstances. We have had access to the senior management group of the Company and were not, to the best of our knowledge, denied any type of information or access that we requested.

Credentials of Haywood Securities Inc.

Haywood is one of Canada's leading independent investment banking firms with operations in corporate finance, equity sales and trading, and investment research. Haywood is owned by its employees and its head office is located in Vancouver, Canada with additional Canadian offices in Toronto and Calgary as well as a London office in the United Kingdom. Haywood provides services to companies in the mining and exploration industry directly through investment banking professionals based in its Vancouver, Toronto and London offices and through its mining research analysts. Haywood has participated in a significant number of transactions involving mining and exploration companies and its investment banking professionals have extensive experience in preparing valuations and fairness opinions.

The form and content of this Opinion has been reviewed and approved by a committee of officers of Haywood. The committee personnel are professionals experienced in providing fairness opinions for mergers and acquisitions as well as providing capital markets advise.

Relationship with Interested Parties

Neither Haywood nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Ontario)) of the Company, Golden Star or any of their respective associates or affiliates. In the last 24 months, the only services Haywood and its affiliates provided to the parties to the Arrangement Agreement was as Agent for a financing for St. Jude which closed in November 2003. As of the date hereof, no understandings or agreements exist between Haywood and any of the parties to the Arrangement Agreement with respect to future financial advisory or investment banking business other than the Engagement Agreement.

Haywood acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, Golden Star or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Haywood conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Golden Star or the Combination.

Scope of Review

In connection with rendering our Opinion, we have considered, reviewed and relied upon, or carried out, among other things, the following:

(i) certain publicly available financial statements and other information of the Company;
(ii) certain publicly available financial statements and other information of Golden Star;
(iii) certain discussions with senior executives of Golden Star regarding Golden Star's projects and the future prospects of Golden Star;
(iv) The internal budget of Golden Star for 2005;
(v) certain financial information of St. Jude, including geological information, and estimates of St. Jude's mineral reserves and resources prepared by Watts, Griffis, and McOuat Limited ("WGM"), Consulting Geologists and Engineers;
(vi) discussions with senior executives of St. Jude with respect to the past and current development and exploration operations, financial condition and future prospects of St. Jude;
(vii) compared the financial performance of the Company and the prices and trading activity of the Common Shares with that of other selected public companies and their securities we deemed relevant;
(viii) reviewed the prices and trading activity of the common shares of Golden Star and St. Jude;
(ix) the financial terms, to the extent publicly available, of certain comparable transactions;
(x) the Arrangement Agreement dated November 11, 2005;
(xi) reviewed publicly available information regarding the industry in which the Company and Golden Star operate;
(xii) reviewed publicly available information regarding the jurisdictions in which the Company and Golden Star operate;
(xiii) reviewed publicly available information regarding transactions of a comparable nature to the Combination, considered by us to be relevant; and
(xiv) such other information, investigations and analyses as we considered necessary or appropriate.

In rendering our opinion, we have reviewed, performed or considered important, among other things: (1) comparable companies analysis; (2) a range of net asset values; (3) a series of prior transactions in the gold exploration and mining sector; (4) historical price and volume trading analysis for St. Jude and Golden Star; and (5) such other analyses, reviews and investigations, as Haywood considered appropriate or necessary.

Assumptions and Limitations

With the approval of the Board of Directors of the Company, we have relied upon without independent verification, and have assumed the completeness, accuracy and fair presentation of, all financial and other information, data, advice, opinions and representations obtained by us from public sources, senior management of the Company and its consultants and advisors (collectively the "Information") for the purposes of our engagement. With respect to financial and operating projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future performance of the Company. Senior management of St. Jude has represented to us, among other things, that the Information provided to us by or on behalf of St. Jude is accurate, complete and correct at the date the Information was provided to us and that since the date of the Information to the date hereof, there

has been no material change, financial or otherwise, in the financial condition of St. Jude, or in its assets, liabilities (contingent or otherwise), business operations or prospects and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect. This Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals.

This Opinion is rendered as at the date hereof and on the basis of securities markets and economic and general business and financial conditions prevailing as at the date hereof. In our analysis and in connection with the preparation of the Opinion, we have made assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Combination. The Opinion contained herein is only given as of the date hereof and we undertake no responsibility for advising of a change in our Opinion for any changes in fact which may occur after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Haywood reserves the right to change, modify or withdraw the Opinion.

In preparing this Opinion, Haywood has made several assumptions, including that all of the conditions required to implement the Combination will be met.

We considered the Combination from the perspective of St. Jude shareholders generally and did not consider the specific circumstances, particularly with respect to income tax consequences, of any particular St. Jude shareholder.

This opinion is for the benefit and use by members of the Board of Directors of the Company and the Board of Directors of the Company as a whole in connection with their consideration of the Combination and does not constitute a recommendation to any holder of Common Shares as to how such shareholder should respond to the Combination. This opinion may not be published or otherwise used without our prior written consent, save as hereinafter provided. Subject to the terms of the Engagement Agreement, Haywood consents to the inclusion of the Opinion in its entirety, with a summary thereof, in a form acceptable to Haywood, in the circular to be mailed to holders of Common Shares in connection with the Combination and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in Canada.

Opinion

Based upon and subject to the foregoing, Haywood is of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to holders of Common Shares.

Very truly yours,

Haywood Securities Inc.

HAYWOOD SECURITIES INC.

SCHEDULE D

INTERIM ORDER

No. L052560
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

RE: ST. JUDE RESOURCES LTD. (THE "COMPANY")
IN THE MATTER OF SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, CHAPTER C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF THE COMPANY CONCERNING THE ACQUISITION OF ITS SECURITIES BY GOLDEN STAR RESOURCES LTD. ("GOLDEN STAR")

INTERIM ORDER

	)	THE HONOURABLE	)	THURSDAY, THE
BEFORE	)	MADAM JUSTICE BOYD	)	17th DAY OF
	)		)	NOVEMBER, 2005.

THIS WITHOUT NOTICE APPLICATION of the Petitioner, the Company, coming on for hearing at Vancouver, British Columbia, on this date; AND UPON HEARING Stephen R. Ross, counsel for the Petitioner; AND UPON READING Affidavit No. 1 of Kamal Nagra sworn October 26, 2005, and Affidavit No. 1 of Rupert Legge sworn November 16, 2005; AND ON BEING advised of the letter of non-appearance delivered by the Director appointed under the *Canada Business Corporations Act*, R.S.C. 1985, Chapter C-44, as amended (the "CBCA"):

THIS COURT ORDERS that:

1. The Company shall be permitted to call, hold and conduct a meeting (the "Meeting") at which the Company's securityholders, being the holders of the Company's Class A common shares, unexpired warrants and options to purchase such common shares, voting together as a single class, will be asked to, among other things, consider and, if deemed advisable, pass, with or without variation, a special resolution (the "Arrangement Resolution"), a copy of which is attached as Schedule A to the Management Information Circular of the Company (the "Information Circular"), to, among other things, approve the Arrangement Agreement (as defined in the Information Circular), a copy of which is attached as Schedule B to the Information Circular;

2. The Meeting shall be called, held and conducted in accordance with the Notice of Special Meeting of Shareholders and Convertible Securityholders forming part of the Information Circular (the "Notice of Meeting"), the CBCA, the articles and bylaws of the Company (including the quorum requirements thereof), and the terms of this Order and any further order of this Honourable Court;

3. At the Meeting, the Company may also transact such other business as is contemplated by the Information Circular, or as otherwise may be properly brought before the Meeting;

4. The Company is authorized to make such amendments, revisions, and/or supplements to the arrangement set out in the Arrangement Agreement (the "Arrangement") as it may determine, and the Arrangement as so amended, revised, and/or supplemented shall be the Arrangement to be submitted to the Company's securityholders at the Meeting and shall be the subject of the Arrangement Resolution;

5. The Company, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Company's securityholders respecting the adjournment or postponement;

6. The Company shall give notice of the Meeting, substantially in the form of the Notice of Meeting, subject to the Company's ability to change the dates and other relevant information in the final form of the Notice of Meeting. The Notice of Meeting shall be mailed or delivered in accordance with paragraph 9 of this Order. Failure or omission to give notice in accordance with paragraph 9 of this Order, as a result of mistake or of events beyond the control of the Company, shall not constitute a breach of this Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of the Company, then the Company shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances;

7. The Company is hereby authorized and directed to distribute the Information Circular, subject to such amendments, revisions or supplements as the Company may determine.

The Information Circular shall be mailed or delivered in accordance with paragraph 9 of this Order. The Information Circular shall have the within Notice of Application (the "Notice of Application") and this Order attached as schedules thereto. Failure or omission to distribute the Information Circular in accordance with paragraph 9 of this Order as a result of mistake or of events beyond the control of the Company shall not constitute a breach of this Order and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of the Company, then the Company shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances;

8. The Company is authorized to use proxies at the Meeting, substantially in the forms accompanying the Information Circular, subject to the Company's ability to insert dates and other relevant information in the final forms of proxy. The Company is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. The Company may waive, in its discretion, the time limits for the deposit of proxies by the Company's securityholders if the Company deems it advisable to do so;

9. The Notice of Application, this Order, the Notice of Meeting, the Information Circular, the forms of proxy, the letter of transmittal, and any other communications or documents determined by the Company to be necessary or desirable (collectively, "Meeting Materials"), shall be distributed by the Company to the registered Class A common shareholders of the Company, to the registered holders of unexpired warrants and options for the Class A Common shares of the Company, to the directors and auditor of the Company, and to Golden Star, by mailing the same by prepaid ordinary mail (or, alternatively, by delivery, in person or by courier), not later than 21 days prior to the date established for the Meeting in the Notice of Meeting. Distribution to securityholders shall be to their addresses as they appear on the books and records of the Company as of October 28, 2005, or such later date as the Company may determine in accordance with the CBCA (the "Record Date"). Distribution of the Meeting Materials to non-registered Class A common shareholders of the Company shall be made by the Company

complying with its obligations under National Instrument 54-101 of the Canadian Securities Administrators;

10. No one other than those listed in the preceding paragraph of this Order shall be entitled to receive the Meeting Materials or attend the meeting, other than representatives of Golden Star;

11. No other form of service of the Meeting Materials or any portion thereof need be made or notice given or other materials served in respect of this proceeding or the Meeting. Sending of the Meeting Materials, including the Notice of Application, as set out in paragraph 9 of this Order shall be good and sufficient service upon all those who may wish to appear in this proceeding. Service of the Meeting Materials shall be deemed to be effected on the fourth day following the day on which the Meeting Materials are mailed, and the Company shall not be required to serve any affidavits filed in support of the Petition, any motions filed by the Company, any affidavits filed in support of such motions, or any orders made on application by the Company, except on written request of a securityholder of the Company addressed to the solicitors of the Company at their address for delivery set out in paragraph 17;

12. The only persons entitled to vote in person or by proxy on the Arrangement Resolution shall be the Company's securityholders as at the close of business on the Record Date;

13. The Arrangement Resolution must be passed at the Meeting by the affirmative vote of not less than two-thirds of the votes cast in respect of the Arrangement Resolution by the Company's securityholders present in person or represented by proxy at the Meeting, and voting together as a single class. For the purpose of this paragraph, each shareholder of the Company is entitled to one vote for each Class A common share of the Company held, and each unexpired warrant or option holder is entitled to one vote for each Class A common share of the Company to which such holder is entitled upon full exercise of that holder's warrant or option (without reference to any vesting provisions or the exercise price thereof), in each case as determined as of the close of business (Vancouver time) on the Record Date, and illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast. Such votes shall be sufficient to authorize and direct the

Company to do all such acts and things as may be necessary or desirable to give effect to the Arrangement on a basis consistent with what is provided for in the Information Circular without the necessity of any further approval by the Company's securityholders, subject only to final approval of the Arrangement by this Honourable Court;

14. Each registered shareholder of the Company shall be entitled to exercise rights of dissent with respect to the Arrangement Resolution, in accordance with and in compliance with section 190 of the CBCA, as varied by the Arrangement, provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Vancouver time) on the second business day preceding the Meeting;

15. Upon the passing of the Arrangement Resolution pursuant to the provisions of this Order, the Company shall be permitted to apply by Notice of Application to this Honourable Court for final approval of the Arrangement;

16. The only persons entitled to appear and be heard at the hearing of the application for final approval of the Arrangement shall be the Company, Golden Star, the Director appointed under the CBCA, and any person who has filed an Appearance to this proceeding pursuant to the Rules of Court;

17. Any Appearance to this proceeding shall be served on counsel for the Company at the following address: Miller Thomson LLP, 1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, Attention: Stephen R. Ross. The time for appearance shall be abridged to 7 days following the fourth day following the day on which the Meeting Materials are mailed to securityholders of the Company residing outside British Columbia;

18. In the event that the application for final approval of the Arrangement does not proceed on the date set forth in the Notice of Application, and is adjourned, only those parties having previously filed an Appearance shall be entitled to be given notice of the adjourned date;

19. The Company shall have leave to apply to vary this Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

BY THE COURT

DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM:

Counsel for the Petitioner

Counsel for Golden Star Resources Ltd.

ENTERED

NOV 17 2005

VANCOUVER REGISTRY

VOL 51337 FOL 130

NO. L052560
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

RE: ST. JUDE RESOURCES LTD. (THE "COMPANY")
IN THE MATTER OF SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*,
R.S.C. 1985, CHAPTER C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF THE COMPANY CONCERNING THE ACQUISITION OF ITS SECURITIES BY GOLDEN STAR RESOURCES LTD. ("GOLDEN STAR")

INTERIM ORDER

068671.0002

MILLER THOMSON LLP
Barristers & Solicitors, Patent & Trade-Mark Agents

Robson Court, 1000-840 Howe Street
Vancouver, BC, Canada V6Z 2M1
Telephone: 604.687.2242
Attention: Stephen R. Ross, File No.: 068671.0002

SCHEDULE E

NOTICE OF APPLICATION

No. L052560
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

RE: ST. JUDE RESOURCES LTD. (THE "COMPANY")
IN THE MATTER OF SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, CHAPTER C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF THE COMPANY CONCERNING THE ACQUISITION OF ITS SECURITIES BY GOLDEN STAR RESOURCES LTD. ("GOLDEN STAR")

NOTICE OF APPLICATION

TO: St. Jude Resources Ltd., its Shareholders and its Holders of Warrants and Options

NOTICE is hereby given that a Petition has been filed by the Company in the Supreme Court of British Columbia for approval of an arrangement (the "Arrangement") pursuant to section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, Chapter C-44, as amended (the "CBCA");

AND NOTICE IS FURTHER GIVEN that by an Interim Order of the Supreme Court of British Columbia pronounced on Thursday, November 17, 2005, the Court has given directions as to the calling, holding, and conduct of a special meeting of the holders of the Company's Class A common shares, and unexpired warrants and options to purchase such common shares, for the purpose of considering and voting upon the Arrangement under section 192 of the CBCA, and for various other matters related to the Arrangement;

AND NOTICE IS FURTHER GIVEN that an application for a final order approving the Arrangement will be made before the presiding Judge or Master in Chambers at the Courthouse, 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia, on Monday, December 19, 2005, at the hour of 9:45 a.m., or so soon thereafter as counsel may be heard.

If you wish to be heard, any securityholder of the Petitioner affected by the final order sought may appear (either in person or by counsel) and make submissions at the hearing of the application for the final order if such person has filed with the Court at the Vancouver Registry, 800 Smithe Street, Vancouver, British Columbia, an Appearance in the form prescribed by the

Rules of Court of the Supreme Court of British Columbia, and delivered a copy of the filed Appearance to the Petitioner at its address for delivery set out herein.

The Petitioner's address for delivery is c/o Miller Thomson LLP, 1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, Attention: Stephen R. Ross.

If you wish to be notified of any adjournment of the application for the final order, you must give notice of your intention by filing and delivering the form of "Appearance" as aforesaid. You may obtain a form of "Appearance" at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 3E1.

At the hearing of the application for the final order, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

If you do not file an Appearance and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the securityholders of the Petitioner.

A copy of the Petition and other documents in this proceeding will be furnished to any securityholder of the Petitioner upon request in writing addressed to the solicitors of the Petitioner at their address for delivery set out above.

Dated at Vancouver, British Columbia, this 17th day of November, 2005.

"*Miller Thomson LLP*"
Counsel for the Petitioner

SCHEDULE F

PROCEDURE TO EXERCISE RIGHT OF DISSENT UNDER THE CBCA

Pursuant to the Interim Order, Shareholders have the right to dissent to the Arrangement. Such right of dissent is described in the Circular. See "Rights of Dissent" for details of the right to dissent and the procedure for compliance with the right of dissent. The full text of Section 190 of the CBCA is set forth below. Note that certain provisions of Section 190 have been modified by the Interim Order.

SECTION 190 OF THE *CANADA BUSINESS CORPORATIONS ACT*

190. (1) **Right to dissent** – Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

(2) **Further right** – A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) **If one class of shares** – The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) **Payment for shares** – In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) **No partial dissent** – A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) **Objection** – A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) **Notice of resolution** – The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) **Demand for payment** – A dissenting shareholder shall, within twenty days after he receives a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(8) **Share certificate** – A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) **Forfeiture** – A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) **Endorsing certificate** – A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) **Suspension of rights** – On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of their shares as determined under this section except where

(a) the dissenting shareholder withdraws that notice before the corporation makes an offer under subsection (12);

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice; or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9);

in which case the shareholder's rights are reinstated as of the date the notice was sent.

(12) **Offer to pay** – A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) **Same terms** – Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) **Payment** – Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) **Corporation may apply to court** – Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) **Shareholder application to court** – If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) **Venue** – an application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) **No security for costs** – A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) **Parties** – On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) **Powers of court** – On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) **Appraisers** – A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) **Final order** – The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23) **Interest** – A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) **Notice that subsection** (26) **applies** – If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) **Effect where subsection** (26) **applies** – If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) **Limitation** – A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

SCHEDULE G

PRO FORMA FINANCIAL STATEMENTS FOR
ST. JUDE RESOURCES LTD.
AND OF
GOLDEN STAR RESOURCES LTD.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF GOLDEN STAR RESOURCES LTD.

COMPILATION REPORT

To the Directors of Golden Star Resources Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of Golden Star Resources Ltd. (the "Company") as at September 30, 2005 and unaudited pro forma consolidated statements of operations for the nine-months then ended and for the year ended December 31, 2004 and have performed the following procedures.

1. Compared the figures in the columns captioned "Golden Star" to the unaudited financial statements of the Company as at September 30, 2005 and for the nine-months then ended, and the audited financial statements of the Company for the year ended December 31, 2004, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "St. Jude" to the unaudited financial statements of St. Jude Resources Ltd. as at July 31, 2005 and for the nine-months then ended and the audited financial statements of St. Jude Resource Ltd. for the year ended January 31, 2005, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the "Acts") and the related regulations.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and
   (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with the Acts and related regulations.

4. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Golden Star " and "St. Jude" as at September 30, 2005 and for the nine-months then ended, and for the year ended December 31, 2004, and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

These pro forma consolidated financial statements are based on management's assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants
Calgary, Alberta
November 18 2005

DESCRIPTION OF BUSINESS COMBINATION WITH ST JUDE RESOURCES LTD.

(All monetary figures are in United States dollars)

Golden Star Resources Ltd. ("Golden Star") and St. Jude Resources Ltd. ("St. Jude") jointly announced on September 27, 2005 their agreement for Golden Star to acquire all of the outstanding common shares, options and warrants to purchase common shares of St. Jude. On November 11, 2005 a definitive agreement was signed. Under the agreement, Golden Star will exchange 0.72 of Golden Star's common shares for each outstanding common share of St. Jude, and St. Jude options and warrants will be exchanged for a proportionate number of Golden Star options and warrants. A total of approximately 37.2 million Golden Star common shares will be issued in the exchange of common shares or upon exercise of exchanged options and warrants.

Immediately following the exchange, assuming that no shareholders of St. Jude dissent and that all St. Jude options and warrants are exchanged and exercised, approximately 81% of Golden Star's outstanding common shares would be held by Golden Star shareholders and approximately 19% would be held by former St. Jude shareholders. Golden Star's board of directors and management will continue in their positions after the transaction and one person designated by St. Jude will become a director of Golden Star. The corporate office of the combined company will be the headquarters of Golden Star. As Golden Star is the acquirer for purposes of applying purchase accounting, St. Jude's assets and liabilities have been restated in the pro forma financial statements presented below to reflect their estimated fair values as of the date of the announcement of the proposed acquisition.

The pro forma financial statements are based upon a Golden Star common share price of $3.41, this amount being the volume weighted average common share price of Golden Star for the five trading day period commencing two trading days before and ending two trading days after announcement of the pre-merger agreement.

The preliminary allocation of the purchase price is summarized in the table below (in thousands of dollars). This allocation is subject to change.

Purchase price:		
51,598,284 St. Jude common shares outstanding (on a fully diluted basis)	$	126,686
Estimated transaction costs		4,300
Estimated new debt		1,500
Total purchase price	$	132,486
Purchase price allocation:		
Cash and cash equivalents	$	20,847
Short term investments		2,405
Accounts receivable		23
Prepaids and other		79
Mining properties		127,400
Property plant and equipment, net		322
Goodwill		20,148
Accounts payable		(962)
Other accrued liabilities		(4,300)
Long-term debt		(1,500)
Future income taxes		(31,976)
Total allocation of purchase price	$	132,486

The combination of Golden Star and St. Jude is subject to, among other things, regulatory approval and the approval of St. Jude shareholders and convertible security holders, voting together as a single class. The fair value of St. Jude's assets and liabilities will ultimately be determined at the date of closing of the transaction. Therefore, it is likely that the fair values of assets and liabilities will vary from those shown above and the differences may be material.

BASIS OF PRESENTATION

Set out below are the unaudited consolidated pro forma balance sheet of Golden Star at September 30, 2005 and the unaudited consolidated pro forma statements of operations of Golden Star for the year ended December 31, 2004 and the nine months ended September 30, 2005. Since St. Jude's fiscal year end and quarterly reporting periods end one month after Golden Star's comparable reporting period, the pro forma financial statements utilize St. Jude's year ended January 31, 2005 and the nine months operating results ended July 31, 2005. St. Jude's nine months operating results ended July 31, 2005 were determined by combining the operating results for the quarter ended January 31, 2005 with the operating results for the six months ended July 31, 2005. These statements have been prepared by Golden Star's management to assist you in your analysis of the financial effects of the proposed acquisition of St. Jude. The Golden Star information has been derived from its unaudited financial statements as of September 30, 2005 and for the nine months ended September 30, 2005 and from its audited financial statements for the year ended December 31, 2004. Golden Star's historical data was prepared using accounting principles generally accepted in Canada.

The pro forma information has been compiled using St. Jude's information for the comparable periods ending one month later than Golden Star's, as described above. St. Jude's historical data was prepared using accounting principles generally accepted in Canada, although St. Jude has elected to expense exploration and development costs and Golden Star capitalizes such costs.

It is management's opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transaction described above in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Golden Star's accounting policies.

The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Golden Star that would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Golden Star and St. Jude, described above.

GOLDEN STAR RESOURCES LTD.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2004
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts and unless otherwise stated)

	As Reported				
	Golden Star	St. Jude (in Cdn$)	Note 2	Pro Forma Adjustments	Pro Forma Consolidated
Gold sales	$ 60,690	$ -		$ -	$ 60,690
Royalty income	3,049	-		-	3,049
Interest and other income	1,290	218	(b)	(49)	1,459
Total Revenues	65,029	218		(49)	65,198
Mining operations	39,095	-		-	39,095
Depreciation, depletion and amortization	8,096	-		-	8,096
Accretion of asset retirement obligations	645	-		-	645
Total mine operating costs	47,836	-		-	47,836
Exploration expense	895	5,987	(l)	(5,987)	895
Corporate general and administrative expense	13,032	2,366	(b)	(537)	14,861
Interest and other expense	889	5	(b)	(1)	893
Total Expenses	62,652	8,358		(6,525)	64,485
Income before minority interest	2,377	(8,140)		6,476	713
Minority interest	(1,277)	-		-	(1,277)
Income before income taxes	1,100	(8,140)		6,476	(564)
Income tax	1,542	-		-	1,542
Net income	$ 2,642	$ (8,140)		$ 6,476	$ 978
Earnings per share					
Basic					$ 0.006
Diluted					$ 0.005
Weighted-average number of shares outstanding (in thousands of shares)					
Basic					175,429
Diluted					180,779

GOLDEN STAR RESOURCES LTD.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the nine months ended September 30, 2005
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts and unless otherwise stated)

	Nine months ended As reported			Nine months ended	
	Golden Star	St. Jude (in Cdn$)	Note 2	Pro Forma Adjustments	Pro Forma Consolidated
Gold sales	$ 63,329	$ -		$ -	$ 63,329
Royalty income	3,254	-		-	3,254
Interest and other income	1,322	157	(b)	(29)	1,450
Total Revenues	67,905	157		(29)	68,033
Mining operations	52,026	-		-	52,026
Depreciation, depletion and amortization	10,552	-		-	10,552
Accretion of asset retirement obligations	540	-		-	540
Total mine operating costs	63,118	-		-	63,118
Exploration expense	605	5,208	(l)	(5,208)	605
Corporate general and administrative expense	6,836	792	(b)	(147)	7,481
Interest and other expense	4,580	23	(b)	(4)	4,599
Total Expenses	75,139	6,023		(5,359)	75,803
Income before minority interest	(7,234)	(5,866)		5,330	(7,770)
Minority interest	(516)	-		-	(516)
Income before income taxes	(7,750)	(5,866)		5,330	(8,286)
Income tax	(446)	-		-	(446)
Net income	$ (8,196)	$ (5,866)		$ 5,330	$ (8,732)
Earnings per share					
Basic					$ (0.049)
Diluted					$ (0.049)
Weighted-average number of shares outstanding (in thousands of shares)					
Basic					179,664
Diluted					181,542

GOLDEN STAR RESOURCES LTD.
PRO FORMA CONSOLIDATED BALANCE SHEET
As of September 30, 2005
(Unaudited)
(Expressed in thousands of United States dollars, except as noted)

	As reported				
	Golden Star	St. Jude (in Cdn$)	Note 2	Pro Forma Adjustments	Pro Forma Consolidated
ASSETS					
CURRENT					
Cash and cash equivalents	$ 23,897	$ 3,542	(e,b)	$ 16,497	$ 43,936
Short term investments	19,750	2,834	(b)	(522)	22,062
Accounts receivable	4,711	26	(b)	(5)	4,732
Inventory	25,718	-		-	25,718
Future tax asset	1,096	-		-	1,096
Deposits	7,244	-		-	7,244
Prepaids and other	1,376	94	(b)	(17)	1,453
	83,792	6,496		15,953	106,241
Restricted cash	3,372	-		-	3,372
Long term investments	6,715	-		-	6,715
Deferred exploration and development costs	10,151	-		-	10,151
Property plant and equipment, net	75,096	379	(b)	(70)	75,405
Mining properties, net	118,160	4,147	(f)	123,253	245,560
Mine construction in progress	20,300	-		-	20,300
Deferred stripping	3,160	-		-	3,160
Loan acquisition costs	1,047	-		-	1,047
Goodwill	-	-	(h)	21,028	21,028
Other assets	2,263	-		-	2,263
	$ 324,056	$ 11,022		$ 160,164	$ 495,242
LIABILITIES					
CURRENT					
Accounts payable	$ 8,498	$ 1,133	(b)	$ (209)	$ 9,422
Other accrued liabilities	23,270	-	(g)	4,300	27,570
Current debt	4,465	-		-	4,465
	36,233	1,133		4,091	41,457
Long-term debt	55,214	-	(g)	1,500	56,714
Future income taxes	-	-	(j)	31,976	31,976
Fair value of derivatives	555	-		-	555
Asset retirement obligations	10,487	-		-	10,487
Other	-	-		-	-
	102,489	1,133		37,567	141,189
Minority interest	6,867	-		-	6,867
SHAREHOLDERS' EQUITY					
Share capital	343,952	52,776	(k)	79,710	476,438
Contributed surplus	5,518	5,306	(k)	(5,306)	5,518
Retained earnings	(134,770)	(48,193)	(k)	48,193	(134,770)
	$ 324,056	$ 11,022		$ 160,164	$ 495,242

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Expressed in thousands of United States dollars or shares except per share amounts)

1. PRO FORMA EARNINGS PER SHARE

		Year ended December 31, 2004
(a) Pro forma basic earnings per share		

The weighted-average number of Golden Star common shares for computation of pro forma basic earnings per share is as follows:

		Year ended December 31, 2004
Weighted-average number of Golden Star common shares outstanding		138,278
Number of Golden Star common shares to be issued to St. Jude shareholders		37,151
Pro forma basic weighted-average number of Golden Star common shares		175,429
Pro forma net income	$	978
Pro forma basic earnings per share	$	0.006

(b) Pro forma diluted earnings per share

		Year ended December 31, 2004
Pro forma weighted-average number of Golden Star common shares outstanding		175,429
Dilutive effect of Golden Star stock options and warrants		5,350
Pro forma dilutive weighted-average number of Golden Star common shares outstanding		180,779
Pro forma dilutive earnings per share	$	0.005

(Expressed in thousands of United States dollars or shares except per share amounts)

		Nine Months Ended September 30, 2005
(a) Pro forma basic earnings per share		

The weighted-average number of Golden Star common shares for computation of pro forma basic earnings per share is as follows:

Weighted-average number of Golden Star common shares outstanding		142,513
Number of Golden Star common shares to be issued to St. Jude shareholders		37,151
Pro forma basic weighted-average number of Golden Star common shares		179,664
Pro forma net income	$	(8,732)
Pro forma basic earnings per share	$	(0.049)

(b) Pro forma diluted earnings per share

Pro forma weighted-average number of Golden Star common shares outstanding		179,664
Dilutive effect of Golden Star stock options and warrants		1,878
Pro forma dilutive weighted-average number of Golden Star common shares outstanding		181,542
Pro forma dilutive earnings per share	$	(0.049)

2. SIGNIFICANT ASSUMPTIONS AND ADJUSTMENTS

The pro forma consolidated financial statements include the following pro forma assumptions and adjustments:

(a) The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Golden Star for the year ended December 31, 2004.

(b) St. Jude's as reported financials are presented in Canadian dollars. The pro forma consolidated statement of operations and the pro forma consolidated balance sheet have been translated from Canadian dollars to US dollars in the pro forma adjustments column using the average exchange rate during the periods in effect for the St. Jude reporting periods (.77 and .81 for the year ended January 31, 2005 and for the nine months ended July 31, 2005, respectively) and the exchange rate at July 31, 2005 (.82), respectively.

(c) The December 31, 2004 pro forma statement of operations assumes that the acquisition occurred on January 1, 2004. The September 30, 2005 pro forma statement of operations assumes that the acquisition occurred on January 1, 2004. The September 30, 2005 balance sheet assumes the acquisition occurred at September 30, 2005.

(d) The December 31, 2004 pro forma statement of operations incorporates St. Jude's operations for the fiscal year ended on January 31, 2005. The September 30, 2005 pro forma statement of operations incorporates St. Jude's operations for the nine months ended on July 31, 2005. St. Jude's nine months operating results ended July 31, 2005 were determined by combining the operating results for the quarter ended January 31, 2005 with the operating results for the six months ended July 31, 2005. The September 30, 2005 balance sheet incorporates St. Jude's balance sheet as of July 31, 2005.

(e) It is assumed that all holders of St. Jude common shares, options and warrants exchange them for Golden Star common shares, options and warrants, and all Golden Star options and warrants issued in exchange for St. Jude options and warrants are exercised for Golden Star common shares.

(f) All of St. Jude's assets and liabilities have been restated where appropriate to reflect estimated fair values using purchase accounting concepts. Estimated mining property fair values are based upon discounted cash flow analysis.

(g) Total transaction costs and fees, including advisors, legal, accounting, exchange fees, regulatory fees, and St. Jude severance costs are estimated to be approximately $4.3 million. A provision for long term debt of $1.5 million was accrued to reflect estimated additional purchase consideration to be paid by St. Jude to a third party.

(h) The excess of the purchase price over the fair value of the net assets is shown as goodwill. The goodwill shown in the pro forma financial statements is based upon a preliminary analysis of the factors involved in determining fair values. The final allocation of the purchase price and the fair values of St. Jude's assets and liabilities is subject to completion of definitive appraisals which would be carried out following completion of the acquisition.

(i) No adjustments have been made to reflect expected synergies or cost savings of the proposed merger.

(j) Future income tax liability has been established to reflect adjustments of St. Jude's asset basis to estimated fair value.

(k) The pro forma information has been compiled using a Golden Star share price of $3.41 per share, being the volume weighted average of the closing price for the five trading day period commencing two trading days before and ending two trading days after announcement of the pre-merger agreement. The total purchase price for accounting purposes is estimated to be $132.5 million, which is accounted for as an increase to share capital. The retained earnings and contributed surplus of St. Jude are eliminated in purchase accounting.

(l) St. Jude's exploration costs for the year ended January 31, 2005 and nine months ended July 31, 2005 have been capitalized as deferred exploration to correspond with Golden Star's accounting policy.

SCHEDULE H

AUDITORS' CONSENT

Consent of Auditors for Golden Star Resources Ltd.

We have read the Management Information Circular of St. Jude Resources Ltd. ("St. Jude") dated November 18, 2005 relating to the proposed acquisition of St. Jude by Golden Star Resources Ltd. ("Golden Star"). We have complied with Canadian generally accepted standards for an auditor's involvement with information circulars.

We consent to the incorporation by reference in the above mentioned circular of our report to the shareholders of Golden Star on the balance sheets of Golden Star as at December 31, 2004 and December 31, 2003 and the statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. Our report is dated February 2, 2005.

Calgary, Alberta

November 18, 2005

(signed) CHARTERED ACCOUNTANTS